FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         February 13, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Annual Report

                               EXHIBIT LIST

Exhibit           Description

99.1     Annual Report

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: February 13, 2004

This document contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "project," "plan," "pro forma," and "intend" or future or conditional verbs, such as "will," "would," and "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                               Sodexho Alliance

                               Reference Document
                                  2002 - 2003

                                       All
                                   you need..



                                ..to be the best

--------------------------------------------------------------------------------
This annual report is a translation of the Document de Reference filed with the French Autorite des Marches Financiers (AMF), on November, 28, 2003, under the number D.03-1493, in accordance with the COB regulation number 98/01. It may be used for a financial operation, if an operation notice approved by the AMF is attached to it.
--------------------------------------------------------------------------------

Contents


Financial highlights 2002-2003...................................  4

The foundation of our commitment.................................  7

Executive Committee.............................................. 10

Sustainable Development:
For you, we commit ourselves..................................... 11
-      Clients................................................. 13
-      Customers............................................... 15
-      Employees............................................... 19
-      Suppliers............................................... 21
-      Shareholders............................................ 23
-      Host countries.......................................... 25

Our activities:
For you, our teams innovate daily................................ 30

Operational Committee............................................ 33

-      Business and Industry................................... 35
-      Prestige................................................ 42
-      Defense................................................. 45
-      Correctional Services................................... 49
-      Healthcare.............................................. 54
-      Seniors................................................. 60
-      Education............................................... 66
-      Remote Sites............................................ 72
-      Service Vouchers and Cards.............................. 78

Investor Information:
For you, transparency is our priority............................ 84
-      Financial summary....................................... 86
-      Corporate governance.................................... 90
-      Financial communications................................104

Sodexho in the world:
For you, we are present in 76 countries..........................113
-      Trademark policy........................................114
-      Steps in growth.........................................115
-      Corporate directory.....................................117



Financial highlights________________________________________________


11.7 billion euro in revenues
         308,000 employees at 23,900 sites
                  Present in 76 host countries


CONSOLIDATED REVENUES
--------------------------------------------------------------------


                                  EUR billion           US $ billion
1998-1999:                            9.032                  9.549
1999-2000:                           10.505                 10.235
2000-2001:                           11.943                 10.554
2001-2002:                           12.612                 11.488
2002-2003:                           11.687                 12.490

For fiscal 2003, consolidated revenues of 11.7 billion euro were 7.3% lower than in the prior year. The appreciation of the euro against other currencies had a negative impact on revenues of 10%.


REVENUES BY REGION
--------------------------------------------------------------------

North America                                                  46%
Continental Europe                                             32%
United Kingdom and Ireland                                     13%
Africa, Asia and Pacific Rim                                    6%
Latin America                                                   3%


REVENUES BY BUSINESS
--------------------------------------------------------------------


Food and Management Services                                   98%
----------------------------
o        Business and Industry                                 41%
o        Defense                                                3%
o        Correctional Services                                  1%
o        Healthcare                                            19%
o        Seniors                                                5%
o        Education                                             24%
o        Remote Sites                                           5%

Service Vouchers and Cards                                      2%
--------------------------

The Service Vouchers and Cards activity represents 2 percent of consolidated revenues. However, issue volume (i.e. the aggregate face value of the vouchers) totaled 4.6 billion euro


NUMBER OF EMPLOYEES
--------------------------------------------------------------------

1998-1999: 269,973
1999-2000: 285,986
2000-2001: 313,469
2001-2002: 315,141
2002-2003: 308,385


NUMBER OF OPERATING SITES
--------------------------------------------------------------------

1998-1999: 21,103
1999-2000: 22,172
2000-2001: 24,325
2001-2002: 24,681
2002-2003: 23,873


EMPLOYEES BY REGION
--------------------------------------------------------------------

North America                                           38%
Continental Europe                                      26%
United Kingdom and Ireland                              17%
Africa, Asia and Pacific Rim                            10%
Latin America                                            9%


EARNINGS BEFORE INTEREST, TAX AND AMORTIZATION (EBITA)
--------------------------------------------------------------------

                                        EUR million              US $ million
1998-1999                                   453                        479
1999-2000                                   539                        525
2000-2001                                   586                        518
2001-2002                                   528                        481
2002-2003                                   514                        549

Consolidated EBITA reached 514 million euros. The operating margin increased from 4.2% to 4.4%.


NET FINANCIAL DEBT TO SHAREHOLDERS' EQUITY
--------------------------------------------------------------------
(includes minority interests)

1998-1999                                   80%
1999-2000                                   57%
2000-2001                                   62%
2001-2002                                   56%
2002-2003                                   52%

Net financial debt of 1.201 billion euro decreased by 162 million euro as compared to the prior year.


CASH FLOW PROVIDED BY OPERATING ACTIVITIES
--------------------------------------------------------------------

                                       EUR million               US $ million
1998-1999                                   301                        318
1999-2000                                   375                        365
2000-2001                                   410                        362
2001-2002                                   391                        356
2002-2003                                   390                        418

Cash flow provided by operating activities of 390 million euro was consistent with the prior year.


GROUP NET INCOME
--------------------------------------------------------------------

                                       EUR million               US $ million
1998-1999                                   132                        139
1999-2000                                    85                         82
2000-2001                                   138                        122
2001-2002                                   183                        167
2002-2003                                   162                        174

Group net income of 162 million euro was comparable to that of the prior year calculated at the average fiscal 2003 exchange rates.


DIVIDENDS PAID
--------------------------------------------------------------------

                                        EUR million              US $ million
1998-1999                                     60                         63
1999-2000                                     75                         73
2000-2001                                     89                         79
2001-2002                                     97                         88
2002-2003                                     97*                       104*

*Subject to shareholder approval at the Annual Shareholders' Meeting, February 3, 2004
--------------------------------------------------------------------

In view of the fact that net income was comparable to that of the prior year if currency effects are excluded, the Board of Directors has recommended that the dividend per share of 0.61euro be maintained. Including the associated tax credit of 0.305 euro, the net dividend is 0.915 euro.



EARNINGS PER SHARE (in euro)
--------------------------------------------------------------------

1998-1999                                   0.98
1999-2000                                   0.63
2000-2001                                   1.00
2001-2002                                   1.15
2002-2003                                   1.02

Earnings per share of 1.02 euro declined by 11% from the prior year due to currency effects.

The foundation
of our commitment____________________________________________________


How can the company create sustainable quality of life without an intentional, ongoing effort on everyone's part? Sodexho establishes firm guidelines to support its long-term strategy and its daily business. These guidelines are simply stated in our philosophy. They are in the values and the ethical principles that underpin our corporate culture.


Our Philosophy

Our purpose
Our company is a community that includes clients, customers, employees and shareholders. Our purpose is to exceed their expectations.

Our choice: organic growth
To achieve this, we focus on organic growth in earnings and revenues, while contributing to the economic health of the countries where we provide our services. When all of our employees are committed to growth, then growth happens.

Our mission
Improve the Quality of Daily Life.

Our objective
Sodexho aims to be, for all of our clients, the benchmark wherever we offer our services, in every country, in every region, in every city.

Our Core Values
We do the utmost to ensure that all of the group's employees share our three core values:

Service spirit
"True dignity lies in being of service to others," says Pierre Bellon. Service spirit is an attitude to daily life, a way of being. It is listening, paying attention to details. It is also being available, responsive, welcoming and efficient, so that what we say is what we do. Sodexho managers are entrepreneurs who know their customers and who make their own decisions. Service is their business.

Team spirit
In a team, everyone has their qualities, personalities and particular skills. The winning team is the one whose members respect and appreciate each other. They decide their strategy and tactics together, and then put their ideas into practice without anyone seeking more credit than anyone else.. The team manager's job is to combine all this talent, and channel the energy into a single direction. Winning is the objective, putting the group's interest before individual ambition. Team spirit is as essential at our sites as it is in the boardroom.

Spirit of progress
Every day, Sodexho team members strive to give their best. This means going the extra mile, continuously improving performance and daring to take the initiative. The company encourages them to question accepted routines, because not only success but also clear analysis of failures is what leads to sustainable progress. For Sodexho, each achievement is a step towards greater performance. That is why we are so committed to innovation, improvement and anticipating the needs of clients and customers. The group's progress comes directly from the collective and personal progress of all of its people.

Our Ethical Principles
Our ethical principles are loyalty, respect for people, transparency and business integrity.

Loyalty

Means mutual trust
Sodexho shares with its clients, employees, shareholders and suppliers a number of common objectives based on mutual trust, which supports fair, loyal relationships among its various stakeholders. This loyalty is one of the foundations of our organization and our business processes.

Respect for people

The heart of Sodexho
Sodexho is committed to equal opportunity for all equally-qualified employees regardless of their race, national origin, creed, opinions, gender, lifestyle or age. Because respect is an inalienable part of our commitment to Quality of Life, Sodexho is extremely attentive to personal dignity. We cannot conceive of life in society without the consideration that every individual deserves regardless of the type of relationship that binds us.

Transparency

More than just the right to useful information, for Sodexho, transparency is a constant attitude and an important part of our culture:

- We are committed to ensuring that every employee is informed in clear, practical terms, both of his or her objectives, rights and duties, and of important corporate news and events. Employees are expected to be completely transparent in the information they provide.

- We provide all shareholders with equal access to the same accurate, clear, information about our company and our business.

- We supply clients with high-quality products and services and always seek to create value for them. - We offer suppliers clear, understandable contracts, while demanding that they comply with the same ethical principles.

Business integrity

An absolute commitment to the highest standard of integrity and ethical business practices Wherever we do business, we condemn any actions or business practices that are not based on our core principles of trust, integrity and fairness. Corruption and unfair competition do not help to create or sustain long-term, peaceful partnerships. All of our partners are aware of this commitment and are strongly encouraged to maintain the same high standards of business ethics that have been a hallmark of our company.

Executive Committee_____________________________________________________


ELISABETH CARPENTIER
Senior Vice President, Human Resources
Sodexho Alliance

JEAN-MICHEL DHENAIN
Group Chief Operating Officer
Executive Committee Vice President
Sodexho Alliance

SIAN HERBERT-JONES
Chief Financial Officer
Sodexho Alliance

VINCENT HilleNmeyer
Senior Vice President, Strategic Planning and Control
Sodexho Alliance

MICHEL LANDEL
Group Chief Operating Officer
Executive Committee Vice President
Sodexho Alliance

RICHARD Macedonia
Chief Operating Officer
Sodexho
North America

CLODINE PINCEMIN
Senior Vice President, Corporate Communications
Sodexho Alliance

                                                       SUSTAINABLE DEVELOPMENT



                                    For you,









                             we commit ourselves...

For our clients________________________________________________________

....to create strong, long-term partnerships





Sodexho commits itself to create value for its clients over the long term, thereby forging strong partnerships.

Client satisfaction is the center of all our actions. We help to improve the appeal, reputation and efficiency of each client's organization by constantly looking for ways to improve the quality of our services in a shared quest for innovation.

> Strong partnerships are built when we understand and respond to the needs of our customers every day.
With a view to adapting our offering, we rely on a battery of tools, to better understand client needs. Fresh Eyes Reviews, an interview process involving upper management, is one such action, initiated by the Sodexho Healthcare segment in the United States. Sodexho in France has also launched this initiative in long-stay healthcare establishments. Also in France, Sodexho has developed for the Ford Motor Company a flexible, food service offering, adapted to production scheduling at the client's Bordeaux factory. In addition, we are helping our client to show good corporate citizenship by participating, for instance, in the cleanup of beaches, polluted by the Prestige tanker disaster.

> Long-term commitment shared with clients, enhances their value.
Sodexho School Services in the U.S. is proud to co-sponsor several national awards that honor initiatives to advance student learning, including the Magna Awards, which honor bold, innovative school board leadership. The Civic Star Award recognizes the value of school/community partnerships, the National Teachers Hall of Fame salutes the career performances of K-12 educators, and the National School Public Relation Association recognizes their commitment to their establishment.
(See "Our Activities" and the sections "Better together")


-------------------------------------------------------------------------------
Loyalty

[Canada] 97% client retention rate!
This impressive measure of client loyalty came on the heels of a very broad-based survey, carried out in 2002 throughout our different business segments, the better to understand changing client expectations and prepare our response to their emerging needs. It is also thanks to these policies of listening and local presence with clients that our Canadian subsidiary proudly celebrated 35 years of service to Acadia University (Nova Scotia) and Canadian National Railways, in Montreal, plus 30 years of service to Luther Home and Investors Group (Manitoba), and to Brock University (Ontario). Brock University President and Vice Chancellor, Dr. David Atkinson, commented, "The relationship between Sodexho and Brock University is a remarkable one from which Brock has benefited enormously over the years."

-------------------------------------------------------------------------------

Key Performance Indicator

> A client retention rate objective of 95% for all countries in which we operate
  Retention rate in 2002-2003: 93%

The client retention rate is calculated on the previous financial year revenues for contracts lost to a competitor or to self-operation, divided by the total previous financial year revenues. Contracts terminated at Sodexho's initiative, and site closures resulting from businesses moving abroad are also included. Our retention rate is calculated exhaustively. Other companies may use another approach.

It obviously varies by country. In the UK, following our decision to terminate contracts, our retention rate was nearly 90 percent. In other countries, such as Canada and the U.S., it is greater than our objective of 95 percent.

For our customers_______________________________________________________

....to improve the Quality of Daily Life, safely.





Sodexho commits itself to developing a portfolio of services that help improve the quality of life for everyone who has entrusted us with their well-being.

Learning what makes a difference...
The needs of a growing child, an athletic adult, or a dependant senior are quite different, and quality of life criteria vary greatly depending on each customer's age, living environment and nationality. The Sodexho Research Institute on the Quality of Daily Life, the Conviv'styles(R) customer research program in Europe, and other specific national studies demonstrate our commitment to understanding socio-cultural trends and to analyzing the behavior and expectations of our clients and customers in order to expand and improve our portfolio of customized solutions.

....and tailoring our response
Sodexho aims to keep cooking simple, while partnering with celebrated chefs, like Marc Veyrat, Michel Bras and Antoine Edelman, to provide enjoyment and health in equal measure and, thus, satisfy customer aspirations. The goal is to add a pinch of happiness in the everyday lives of the people who frequent our serving locations -- children, students, workers, healthcare patients and seniors. The service portfolio continually expands, from food carts for office buildings and dry cleaning on the premises, to stretcher bearers and television repairs in hospitals, to tutorial events in schools, to uniform cleaning for the military, to gray-water treatment on remote sites...the list goes on.


--------------------------------------------------------------------------------
Multiservice offering

[France]
Global Hospitality
In a healthcare establishment, such as the Saint-Louis Clinic in Poissy, Sodexho works to improve not only quality of life for patients, but also for visitors and medical and administrative staff. Our multiservice offering, Global Hospitality, speaks to both their respective desires and constraints: main hall reception, food service, convenience shopping and vending machines, newspaper delivery to your room, general housekeeping and specialized cleaning of operating theaters, and maintenance... It all contributes to freeing medical staff to devote more time to care for their patients, and to offering patients as much choice as possible in occupying their free time.

--------------------------------------------------------------------------------

Key Performance Indicators

> Percentage of revenues from non-food services

   In 2002-2003: 19%

> Publication of studies on consumer behavior

- 2002: The Seventh School Meals Survey, conducted every two years in the UK, to track the evolving eating habits of schoolchildren (ages 5 to 16) and the expectations of their parents. Adapted versions were launched in the U.S. in 2001 (Kids and School Meals Study at www.sodexhousa.com) and in Finland in 2002.
- 2003: the Patient Experience Survey, launched in the UK, is in the same spirit, and provides insight into hospital patient opinions, especially concerning non-medical services.

- Since June 2002, www.conviv'styles.com is an online tool for customer research and analysis of specific serving locations.

Sodexho commits itself to reduce food safety risks.

As the world's leading food service provider, Sodexho has a critical obligation to maintain the highest food safety standards for customers, particularly since we serve some of the most vulnerable segments of the population, including children, hospital patients and the elderly. It therefore needs to understand and evaluate risks, implement preventive procedures, and communicate. Risk prevention begins with quality assurance and traceability of provisions (see Suppliers). In France, Sodexho has taken the further step of constituting a Scientific Council that, together with the Pasteur Institute in Lille, has a mission of assessing and alerting the public in the event of a food safety issue. In each country, a task force manages alerts, immediately informs clients and customers, and when appropriate, blocks suspect products. This conforms to the main components of the HACCP system (Hazard Analysis and Critical Control Points), and underlines our policies of transparency in information, in which our employees have been trained.


--------------------------------------------------------------------------------
Food safety

[Brazil]
A "gateway" to food quality assurance
In order to encourage site managers to bone up on food safety, a "food quality assurance" diploma was added to the new manual of procedures. This included a closed-doors exam that was held the same day throughout the country. The test took three hours during which time the candidates had to demonstrate their knowledge of food norms and processes. Those with the six highest scores were awarded two-year university scholarships, to pursue the subjects of their choice at night school.

--------------------------------------------------------------------------------

Key Performance Indicators

> Annual publication, by major region, of the number of bacteriological tests conducted at Sodexho-managed establishments

For example, during the fiscal year, 3,000 tests were conducted in France.

> Application of safety standards on Sodexho sites

In the U.S., every Sodexho account is audited each year for compliance with food and safety regulations, and the Gold 100 Award was created to recognize locations that achieve 100% compliance with HACCP standards. To ensure that all managers remain trained in the most up-to-date food safety procedures, Sodexho in the U.S. offers supplemental training programs via its corporate intranet site.

Sodexho is committed to educating children and young people about the importance of eating right and to teaching them good nutritional habits.

At Sodexho we believe we have a special responsibility to educate people about good nutrition. We have a role to play, partnering with experts, educators and doctors to impart information to customers that will have a beneficial impact on their future growth and development. In France, Sodexho participated in Semaine du Gout (Flavor Week), promoting the theme "Eat well for health" at all of its serving locations, which featured fish and vegetables. Sodexho in the U.S. has Develop School Stars, so teachers and parents can demonstrate to children the principles of healthy, balanced diets. And our subsidiary in Hong Kong has its program, Healthwise, to help corporate employees to choose meals, adapted to sedentary lifestyles.

--------------------------------------------------------------------------------
Nutrition and health

[France] Blending food and health
Sodexho promotes research into the relationship between diet and health. It therefore has supported, from the start, the program SU.VI.MAX, one of the broadest-based epidemiological studies ever undertaken to understand this complex phenomenon. SU.VI.MAX spanned a period of eight years and involved more than 13,000 subjects, representative of the French population. The findings, presented in June 2003, offer scientific evidence that the intake of antioxidant vitamins and minerals reduces, in men, the incidence of cancer by 31 percent, and the risk of mortality by 37 percent. So we encourage the eating of vegetables by making them appetizing, tasty, and -- why not? -- fun! Just try some of the excellent fare prepared by Michel Bras or Marc Veyrat, during one of their famous cooking events.

--------------------------------------------------------------------------------

Key Performance Indicator

> Publication of nutritional information for customers

- France - two new booklets in the series L'Appetit de Savoir, about fruits and vegetables, available at many serving locations.
- USA - Top Ten Tips for Fighting the Freshman 15, a popular program designed to help college students avoid gaining excessive weight during their first year away from home.
- Belgium - an illustrated album, called Arthur et Zoe, helps educate children (ages 8 to 10) about healthy lifestyle and nutrition choices.

For our employees________________________________________________________

....to encourage a fulfilling professional life

Sodexho commits itself to provide its employees with a powerful "social elevator."

Sodexho offers employees of all backgrounds genuine opportunities to move up within the company, whatever his or her duties, or place of work are at the time of hiring. Sodexho favors the advancement of its best performers, which is a key element in employee motivation and group identity, plus a lever for our development as a company.
For instance, at Sodexho in France each manager has the possibility of changing jobs every 5 years. As a result, nearly two-thirds of all managerial jobs posted each year are filled by internal candidates. At Sodexho in Argentina, 40 percent of employees that follow a training program are promoted.
> Recruitment and training of young people is an important component of our internal promotion policies. Indeed, 75 percent of managers recruited by Sodexho in France and 65 percent of Sodexho employees in Peru are less than 30 years old. On-the-job training is the favorite mode of advancement, and all of our subsidiaries offer a wide variety of carefully designed solutions for acquiring new skills. At Sodexho in France, 5,000 people each year take at least one training course. Many training programs are also conducted in partnership with universities and schools, such as the Victorian University of Technology in Australia and the School of Business in Argentina, ranked 17th among the world's best schools.
> Sodexho is also attentive to each employee's personal growth objectives, and to knowledge sharing at all levels. The Sodexho University in North America offers employees both traditional and online training, associating the acquisition of trade skills with personal development. As for the Sodexho Management Institute, it welcomes the group's senior managers to seminars for the exchange of know-how and fosters sharing a common managerial culture and vision.

--------------------------------------------------------------------------------
Internal promotion

[China]
Growth shared with the group's young managers

Hired in May 1996 by our Shanghai subsidiary, Xiao Feng (age 33) moved up through the ranks, from her first job as accountant to the position of finance director for Sodexho in China. Promoted to head accountant, then deputy controller, then controller, Xiao Feng is today one of our youngest directors, after only 6 years with the group.
--------------------------------------------------------------------------------

Key Performance Indicator

> Number of internal promotions as a percentage of total job vacancies During the 2003 fiscal year in France and in Argentina, this rate reached 60 percent.

Sodexho commits itself to promote and respect diversity.

Our ability to integrate the skills and experiences of people from countries with different cultures, and at vastly different stages of economic development, drives our growth and success.

> Equal opportunity and cultural diversity are Sodexho priorities. More than 50 nationalities are represented in our Belgian workforce -- in Norway, our people come from more than 40 different countries from around the world. At Sodexho in the U.S., four employee network groups support professional development for women, Latino-American, African-American and Pan-Asian team members.

> Equal representation of men and women is a group reality, although the mix varies by subsidiary. Women make up 58 percent of our global workforce, and also hold 42 percent of managerial positions. At Sodexho in Venezuela led by Ana Maria Sierra, 73 percent of site managers are women; at Sodexho in Colombia, Australia and the UK, the rate surpasses 50 percent. At Sodexho in the U.S., the newly created WiNG (the Sodexho Women's Network Group) promotes the enhancement of women's individual and professional growth.

> Different initiatives also favor the hiring of disabled individuals. In France, where the Group is partnering with Entraide Universitaire (a social service organization), Sodexho created Cafe Signes, a site managed by and designed for deaf-mutes. In the U.S., Sodexho has been recognized for its employment of the disabled by Montgomery County (Maryland) and by the Governor of Nevada.

--------------------------------------------------------------------------------
Diversity

[North America]
Best practice
Sodexho in North America values and promotes equal opportunity and diversity in the company. In October 2003, Michel Landel received the Diversity Best Practices CEO Leadership Award for this effort. In 2002, Sodexho in the U.S. implemented a performance evaluation and bonus system based on measurable diversity goals, and the Office of Diversity, led by the company's Senior Vice President and Chief Diversity Officer now oversees Sodexho's diversity strategy for employees, suppliers, customers and the communities in which Sodexho lives and works. Sodexho in Canada launched a Diversity Council, to support diversity throughout the organization. The Council's mission encompasses recruiting, retention, training, promotion, mentoring, customer service and leadership. These initiatives are in harmony with the group's strategic imperative that diversity is both an ethical responsibility and a key success factor.

--------------------------------------------------------------------------------

Key Performance Indicator

> Employee satisfaction survey, to be conducted every two years

In 2002-03, an employee survey was conducted in Italy, with 909 people polled:
       73% say they are proud and very satisfied to work for Sodexho.
       72% think their supervisors listen to them.
       73% consider they benefit from a good balance between their professional and private lives.
       60% believe that Sodexho personnel benefits from equal consideration, regardless of age, race, sex or physical aptitude.

For our suppliers________________________________________________________
....to build balanced long-term relationships

Sodexho commits itself to pursue procurement policies that guarantee the origins of the products it uses.

Sodexho believes in forging balanced long-term business relationships with suppliers, choosing them both for providing high-quality products in the quantities needed, and for committing to ethical standards. For instance, Sodexho in France contractually specifies Total Quality and traceability for each agro-industrial sector. This way, it knows the exact composition of products, checks on their manufacture, inspects their delivery, and can track them no matter where their serving location is. For Sodexho in Finland, food suppliers commit themselves to food safety and traceability of products, too, and have ISO 9001 and ISO 14001 certifications.

--------------------------------------------------------------------------------
Transparency

[France]
What do fish have in common with cows?
Sodexho adheres to the Transparency Guidelines of the National Syndicate of Corporate Caterers, concerning traceability of supplies of beef and fish products. Therefore, all of its suppliers must meet the same strict requirements as to the origins, breeding and rearing of these animals. An independent organization audits respect for these guidelines.

--------------------------------------------------------------------------------

Key Performance Indicator

> Purchases of approved products as a percentage of total products
  Subsequent to recent changes in our key performance indicators with regard to purchasing, we will present these results in next year's annual report.

Sodexho commits itself strongly to encouraging suppliers to respect its sustainable development values.

Sodexho asks its suppliers to pledge their support for its sustainable development process, in particular by embracing principles defined by the International Labor Organization. Sodexho in the U.S. met with its 40 largest vendors to confirm their commitments and actions, especially in the area of respect for human rights. Its program in favor of diversity in the workplace also benefited, as there has been a 50-percent increase in the number of Sodexho's supplier companies that are owned by women and minorities.

--------------------------------------------------------------------------------
Values

[USA]
Fostering harmony
Sodexho interceded in a dispute between one of its suppliers and local farm workers, who felt their wages were too low and were concerned about poor working conditions. Sodexho asked the supplier to resolve the crisis quickly or risk losing the contract. Within weeks, both sides began negotiations to resolve the dispute.

--------------------------------------------------------------------------------

Key Performance Indicator

> Percentage of purchases sourced from approved suppliers
   Subsequent to recent changes in our key performance indicators with regard to purchasing, we will present these results in next year's annual report.

For our shareholders_____________________________________________________

....to insure that all shareholders receive the same information at the same time




Sodexho commits itself to provide all shareholders with the same simultaneous accurate, clear, transparent information, on a regular basis.

Sodexho's independence and long-term sustainability are integral parts of our corporate culture. Thanks to our business model, we maintain a healthy balance sheet, and thus, without capital increases, we reimburse our debt, finance growth, and ensure the regular payment of dividends to our shareholders.

Sodexho respects the principles of good corporate governance (see page 90). We are particularly vigilant as to the accuracy and relevance of our financial communications. To provide complete transparency, Sodexho Alliance and all stakeholders in the investor relations process commit themselves to respect principles guaranteeing fair treatment for all shareholders (see page 104).

Sodexho is attentive to the concerns of shareholders and the financial community, seeking to improve constantly the efficiency of its investor relations process. Every year, we survey shareholders concerning the quality of our investor information. In addition, they receive, after each annual shareholders' meeting, an information packet that summarizes responses to their questions, and presents the survey's findings.

In sum, we make sure that our shareholders have the information they need to understand our strategic choices and objectives. This information is also available on the Sodexho Alliance Web site (go to www.sodexho.com), which additionally enables users to check on our share price in real time, plus participate in meetings and constructive dialog with financial analysts.

In 2003 for the second year in a row, the French magazine "Enjeux-Les Echos" placed Sodexho Alliance at the top of its list of CAC 40 non-financial companies, cited for their transparency. What is more, another French magazine, "Le Journal des Finances," noted that Sodexho Alliance ranks number 6 among companies with the best long-term stock market performance.

--------------------------------------------------------------------------------
Financial communications

[International] What our shareholders think
Main 2003 shareholder survey findings:

>>   A growing  number of  shareholders  hold their shares for 5 years or more :
     31% compared to 26% in 2002.

>> An overwhelming majority of shareholders are happy with Sodexho's financial standing: 49% believe it is satisfactory, and 24% believe it is very satisfactory.

>> 7 shareholders out of 10 consider Sodexho to be fairly responsive to economic change, and 42% note its strong market position.

>> A majority of shareholders judge the transparency and regularity of information to be sufficient, but do not agree it is sufficiently instructive.

--------------------------------------------------------------------------------

Key Performance Indicator

> Yearly shareholder survey concerning the quality of information they receive For the 2003 fiscal year, 24,868 shareholders were polled, each holding at least 80 shares. 1,371 responded, for a response rate of 5.5 percent, compared to 5.4 percent for the previous year.

For our host countries
in which we operate______________________________________________________
....to contribute to their economic and social development

Sodexho commits itself to support the development of local economies by promoting local hiring, the purchase of local products and, in the most disadvantaged countries, creating local initiatives to stimulate economic growth.

Our commitment to improving quality of life involves us in the economic and social development of our host countries. We help people build their future. To do so, we commit ourselves to involving local communities in our contracts by hiring from the local workforce, creating and operating training centers, purchasing local products, and promoting the creation of micro-enterprises.
>For instance, Sodexho in Australia participates in the Corporate Leaders for Indigenous Employment Project. This confirms our commitment to increase the number of employment and training opportunities for indigenous Australians, with a view not just to job creation, but also to secure permanent jobs and careers with Sodexho.
> In 1999, Sodexho in Peru created a training center near the Antamina mine site, both to cover its own needs for serving staff, and also those of other sub-contractors. In two years, over 400 local residents were trained and some 20,000 hours of instruction dispensed. In a project with the local parish, the training center is still operational, today. In addition, Sodexho fostered the development of vegetable farming, trout breeding, and the manufacture of yogurts.
> Sodexho in New Caledonia and in Nigeria has assisted in the founding of micro-enterprises for public transportation, and for waste collection.


--------------------------------------------------------------------------------
Local partnering

[Canada]
Sodexho puts progress into practice

In February 2003, Sodexho's Canadian subsidiary was cited for Gold Level Achievement in the Progressive Aboriginal Relations Program (PAR). Successful participation in PAR signals that Sodexho is establishing fair, balanced business relationships with native communities, opening many doors for their future progress. In a further development, Garry C. Knox, President of Sodexho in Canada, is co-chairing the Canadian Council of Aboriginal Business (CCAB). These efforts and this recent appointment speak to our strategic commitment to diversity and inclusion throughout the company.
--------------------------------------------------------------------------------

Key Performance Indicators

> Percentage of employees hired locally

   In 2002-2003: 97%

> Percentage of local purchasing in emerging countries

   Subsequent to recent changes in our key performance indicators with regard to purchasing, we will present these results in next year's annual report.

Sodexho commits itself to expand its program to fight malnutrition to the main countries in which it operates.

We refuse to accept that 800 million people worldwide suffer from malnutrition and consider it our duty to fight hunger. The Sodexho Foundation takes up this challenge through its program, S.T.O.P. Hunger. Initially only in North America, the Sodexho group has decided to extend S.T.O.P. Hunger to all of its major host countries.

We envisage numerous actions, giving particular attention to hunger among children. For example, thanks to one program, Feeding Our Future, tens of thousands of meals are supplied to children, in eleven cities in the U.S. and four in Canada, during summer vacation, when school cafeterias are closed. In another annual initiative, Campus Kitchens brings together student volunteers, who collect, prepare and serve over 2.6 million meals to the underprivileged. In January 2003, Sodexho in France was cited for its S.T.O.P. Hunger program, and received the Prize for Ethics and Governance, jointly awarded by a local trade school (Ecole des Cadres et Createurs d'Entreprises) and the French publication, "Le Figaro."

--------------------------------------------------------------------------------
S.T.O.P. Hunger

[USA]
Weighing in against obesity

Malnutrition can also lead to obesity. One American child out of four is grossly overweight, and poor families are often the most affected. This situation pushed one employee of our American subsidiary, in association with a humanitarian organization, to offer to teach parents how they could prepare healthy, balanced meals on a tight budget. In 2002, this courageous action resulted in Sodexho voting this person one of eight employees, elected Heroes in Daily Life.

--------------------------------------------------------------------------------

Key Performance Indicator

> Number of group programs and initiatives in the fight against malnutrition

The Sodexho Foundation in the U.S. operates five major programs: Servathon, Feeding Our Future, food donations, the Campus Kitchens project, and Heroes in Daily Life. Since 1999, the Sodexho Foundation has donated over $1.2 million, and has received various national and international citations.

Sodexho in Canada has also adopted these five programs. In 2003, the Sodexho Foundation in Canada announced its first Heroes of Daily Life winners, while adding the city of Vancouver to the Feeding Our Future program.

During the past year, Sodexho in France, the UK, Belgium and Australia began to study ways they could participate in the fight against malnutrition, and what might be done to help needy children.

For details, go to www.helpstophunger.org.

Sodexho commits itself to help protect the environment in its host countries.

While considered as a non-polluting business, Sodexho has always paid careful attention to the environment as a way of creating the conditions for better quality of life. Thus, we want to take action in four areas: pollution prevention, waste treatment, energy control, and water consumption.

For example, Sodexho in the U.S. works with its clients to increase the percentage of waste recycled, implementing its training program, Recycling 101, a site manager's guide to starting a recycling program. What is more, Sodexho is exploring composting as a way to manage the waste stream.

Sodexho in Finland is the first player in the Finnish food service marketplace to receive both Year 2000 ISO 9001 and ISO 14001 certification for all its operational and administrative activities on 84 sites.

And Sodexho in the UK innovates with its Earth's Nectar Package, with the mission to offer a lifestyle choice that focuses on overlapping issues, facing clients and customers: the environment, nature and food, on the one hand, and on the other, fair trade/direct trade, detergents and disposables.

--------------------------------------------------------------------------------
Environmental protection

[France] An example worth following
Sodexho manages 10 restaurants and clubs at the Technocentre, the R&D pole of the Renault group, employing 10,000 people. As a partner in earning ISO 14001 certification with its client, Sodexho implemented an exemplary program for environmental protection: selective waste sorting and collection, composting vegetable waste, biological treatment of cooking oil vats, reduced water and electricity consumption, and reduced pollution of effluents, such as detergents.

--------------------------------------------------------------------------------

Key Performance Indicator

> Number of assistance packages offered to local initiatives

In November 2001, Sodexho in France signed an environmental charter with the city of Grasse. For the first time in France, a city and a food service company committed themselves to such a shared overall effort. Intended to inform young customers about respect for the environment, to communicate with families, and to train municipal personnel, this charter comprises a plan for managing energy and fluid consumption. The charter also calls for annual self-diagnosis with key performance indicators, which enabled Sodexho to earn, in June 2003, a Sustainable Development label for this action, awarded by the Provence-Alps-Cote d'Azur region.

A continuous improvement process

In 2003, Sodexho formalized its sustainable development strategy, which is set for gradual deployment in all its host countries.

The process, which involved discussions and consensus-building with a working group comprising representatives from all our businesses and regions, has resulted in a document entitled Ethical Principles and Sustainable Development Contract, which can be consulted on our Web site at www.sodexho.com.

Sodexho's sustainable development strategy has always been based on everyday practices that demonstrate our social, economic and environmental commitment. These practices reflect a continuous improvement process that is tailored to the specific cultural, economic and social features of each country in which we operate. To measure our progress, we have developed key performance indicators for all of our stakeholders.

Adherence that confirms our unwavering commitment

Global Compact
The Sodexho group demonstrates its shared commitment though adherence to the Global Compact between the United Nations (UN) and the worldwide business community. This "contract" was drawn up to incite businesses, both large and small, to uphold and promulgate a set of core values in the areas of human rights, labor standards and environmental practice. It also aims to publicize international agreements and to encourage their application.

For further information, go to:

Sodexho and its commitments                   www.sodexho.com
                                              www.sodexhousa.com
                                              www.sodexhodiversity.com
                                              www.helpstophunger.org

Global Compact                                www.unglobalcompact.org

Global Sullivan Principles                    www.globalsullivanprinciples.org

Study Centre of Corporate
 Social Responsibility                        www.orse.org

Sodexho Alliance is listed in the FTSE4Good and ASPI euro zone socially responsible indices.

                                                                  ACTIVITIES


                                   For you...








                                  ...our teams
                                 innovate daily

Innovation

To improve quality of life every day for each client and customer, throughout the world, Sodexho has made innovation one of its priorities and one of the pillars of its development.

Sodexho, true to the spirit of innovation, motivates its teams to anticipate the needs and aspirations of everyone it serves each day. What is more, 51 percent of its innovations emerge as a direct result of listening to its clients and customers, 28 percent come from analyzing its professional environment, and 21 percent are the fruit of in-house synergies.

On average, every two years, some 1,500 innovators from all countries present 800 innovations; roughly 100 are selected from this international pool, and around 20, those with the strongest track record of creating value for clients, customers and the group, are developed worldwide.

Food and
Management Services____________________________________________________

Number 1 worldwide

98% of group revenues
11.439 billion euro in consolidated revenues
12.225 billion US$ in consolidated revenues


Business and Industry
Prestige
Defense
Correctional Services
Healthcare
Seniors
Education
Remote Sites

Service Vouchers and Cards______________________________________________

Number 2 worldwide

2% of group revenues
4.6 billion euro in issue volume
248 million euro in consolidated revenues
265 million US$ in consolidated revenues
285,000 clients
11.5 million consumers
825,000 affiliates
1.6 billion vouchers issued

Operational Committee__________________________________________________

ROD BOND
President, School Services
Food and Management Services
USA

RICK Brockland
President, Campus Services
Food and Management Services
USA

ELISABETH CARPENTIER
Senior Vice President, Human Resources
Sodexho Alliance

GEORGE Chavel
President, Health Care Services
Food and Management Services
USA

YANN Coleou
President
Food and Management Services
France

Jean-Michel DHENAIN
Group Chief Operating Officer, Sodexho Alliance,
Responsible for Continental Europe, South America, Asia and Australia

RICK FLOORE
Internal Audit Director
Sodexho Alliance

SIAN HERBERT-JONES
Chief Financial Officer
Sodexho Alliance

VINCENT HilleNmeyer
Senior Vice President, Strategic Planning and Control
Sodexho Alliance

NICOLAS JAPY
President
Universal Sodexho

MICHEL LANDEL
Group Chief Executive Officer, Sodexho Alliance,
Responsible for North America, United-Kingdom and Ireland, and Remote Site activity

RICHARD Macedonia
Chief Operating Officer
Sodexho
North America

TOM M. Mulligan
President, Corporate Services
Food and Management Services
USA

CLODINE PINCEMIN
Senior Vice President, Corporate Communications
Sodexho Alliance

PATRICK POIREAU
President
Food and Management Services
Asia and Australia

IVAN SEMENOFF
President
Sodexho Pass
Service Vouchers and Cards

MARK Shipman
Chief Executive
Food and Management Services
United Kingdom and Ireland

DAMIEN VERDIER
President Strategic Planning and Control
Food and Management Services
Continental Europe

PHILIPPE VORAZ
President
Food and Management Services
South America and Turkey

Business and Industry
Number 2 worldwide


  4.682           5.004            40%            126,300            12,224

Revenues        Revenues          Share          Number of          Number of
(euro in        (US$ in          of group        employees*         sites
billions)        billions)

*estimated

The food service market in figures
Estimated market value: 90 billion euro
Current outsourcing rate: 75%
Market share: we estimate that our share of the outsourced market, as well as that of our main competitors worldwide, has not varied more than 1% during the fiscal year.

Market trends
The food service market for business and industry remains sensitive to swings in the economy. Today, clients focus on improving their competitiveness and are looking for productivity gains. Nevertheless, this highly outsourced market continues to present multiple opportunities for development.

Source: Sodexho

Michel Landel
Sodexho Worldwide Market Champion, Business and Industry

"Our goal is to be an exceptional partner for our clients every day, able to contribute through our services to improving their competitiveness."

"Every day, we help our clients to improve the quality of life for their employees, because an improved job environment contributes to higher levels of worker satisfaction, greater team motivation, and ultimately to enhanced productivity and an overall better corporate image. It has always been our policy for our teams to focus on their core contribution, which is to nurture a spirit of partnership with our clients everywhere.

"This strong focus on quality of life issues is evident in our food offering, where we constantly promote the value of cultural differences, and differences in tastes and dietary preferences. In the U.S., our customers and clients reflect the incredible ethnic and international diversity found in offices, schools, hospitals and campuses throughout the country. Yet, there is something to satisfy everyone at each of our dining sites. Balanced meals are another important focus at Sodexho. We not only provide a wide array of healthy food choices, but we also provide nutrition facts about our fare, and advice on healthy eating.

"It is through expanding on this partnering spirit that we realize our greatest opportunities for organic growth. This translates directly into client retention. The more clients remain loyal, the more solid a base we have on which to build. Organic growth comes from stimulating sales at each serving location. Our challenge is to convince everyone at each site that they would really rather be eating with us. Finally, our third vector for organic growth is the expansion of our range of services. Dry cleaning, concierge services, and home meal replacement - these are just a few of our services that improve quality of life for our customers. Front desk management, office cleaning, mailroom management, and maintenance services are just a few that contribute to the productivity of our clients."

--------------------------------------------------------------------------------
Client retention, as demonstrated by our 30-year partnership with
Hewlett-Packard, is the benchmark of our commitment.
--------------------------------------------------------------------------------

Achievements

Belgium
ISO 14001 certification for the site at the Theatre Royal de la Monnaie in Brussels.

France
Year 2000 ISO 9001 certification for the Large Accounts division and three regional business units; ISO 14001 certification for sites managed by Altys for national jet engine manufacturer, SNECMA.

Hungary and the Netherlands
Year 2000 ISO 9001 certification for head offices and all sites.

UK
Sodexho Prestige, working for the 2002 Commonwealth Games , is cited as the Event Caterer of the Year at the Cost Sector National Awards.

UK
The Sodexho facilities management team at the Ford Technical Centre in Dunton is awarded ISO 14001 certification.

Better together

[UK]
GlaxoSmithKline

"The GSK-Sodexho business relationship has grown significantly during the past 3 years. GSK regards Sodexho as a key business partner and a company that has demonstrated added value to business operations." Donna Myerthall, Stevenage Site Director, GSK (and the Sodexho client for GSK R&D)

Singular success: more service for less

GlaxoSmithKline (GSK), the result of the merger of UK drug giants Glaxo Wellcome and SmithKline Beecham at the end of the year 2000, is a world-leading research-based pharmaceutical company, engaged in the discovery, development, manufacture and marketing of pharmaceutical health-related products. GSK has an annual research and development budget of 3.5 billion US$, the largest in the world.

One of the key issues in the pharmaceutical industry is to shorten the time to develop new molecules. Ideally, the process needs to be reduced by half. With this sense of urgency, the research structure had to reallocate its resources to accelerate its development process.

Following this move, the client wanted to rationalize the management of General Services. Objectives were to deliver a more consistent and higher level of service, plus reinforce team spirit among its people. GSK was not just looking for a competent service provider, but for a business partner that shared the same corporate values, spoke the same corporate language, and offered innovative ideas continually to improve service delivery and effectiveness.

Sodexho responded with 'change management,' plus multiple support services. It put forward its organizational skills - optimizing HR management, mobilizing staff and account management teams, identifying best practice, defining procedures, and promoting innovation.

Sodexho was awarded a yearly (pound)11 million multiservice contract for all GSK R&D sites in the UK. Reasons for choosing Sodexho were its ability to: >> integrate, manage and 'grow' people, >> deliver an innovative service suite, >> guarantee cost reductions. Its culture and vision for the future were also deciding factors.

Sodexho took over a very broad range of responsibilities, offering the client a true 'one-stop shop' for the provision of support services. Significant operational efficiencies were achieved together with an increase in the scope of managed services. Sodexho was awarded the GSK R&D business in June 2002 and successfully mobilized all operations with the smooth transfer, by September 2002, of approximately 700 people, previously managed by 25 contractors.


Sodexho is currently developing an expansion program. It wishes to encompass both specialist and generalist activities within its 28 service categories, and in turn allow GSK fully to concentrate on its core activities, i.e. researching and developing new drugs. Sodexho has started this process within GSK R&D, taking over the servicing of laboratory equipment with a team of specialist engineers, and creating an administration helpdesk to monitor and record actions.

With a view to reinforcing their already exemplary partnership, Sodexho initiated a search for new sources of progress over the next 12 months, including the ongoing development of innovations and the continuing transfer of best working practices across all sites. What is more, the open, honest relationship, which GSK and Sodexho share, has enabled the two companies to expand their teamwork to include operations in North America, continental Europe and Asia.


--------------------------------------------------------------------------------
In the first year of operation, Sodexho reduced costs by 10%, savings that were ploughed back into the core business of GSK Research & Development.
--------------------------------------------------------------------------------

In brief

[Sweden and Poland]

Sodexho, Company of the Year
Sodexho in Sweden has become a major multiservice player that is present across the country and continues to progress through organic growth. Thanks to this performance, the French Chamber of Commerce in Sweden named the subsidiary "French Company of the Year." The Intelligent Building Association named Sodexho in Poland "Best Facilities Management Company of the Year 2003" for its management of 37 conference centers, many of which boast ultra-modern communication systems that require specialist maintenance.

[France]

Nutriguide for balanced nutrition online
Nutriguide is a value-added online service, which helps customers define the best nutritional balance that corresponds to their personal habits. Intuitive to use, the software and nutrition facts have been extensively qualified by Sodexho teams and experts from the Pasteur Institute in Lille. Simply key in your personal data (age, height, sex, weight and lifestyle), your alimentary habits, based on the meal options that Sodexho offers... and you get your guide to healthy eating for a day, a week or a month. Insurance giant, AXA is the first client to use the service on its intranet and encourages its employees to log on in the interest of improving their health. Indeed, as a leading underwriter of life insurance, AXA was bound to set a good example.

[France]

Orion outsources property and facilities management to Altys
Orion Capital Managers is an international real estate firm. Recognizing investor demand for modern, quality office buildings in the Paris market, Orion acquired and leased an entirely renovated 32,000 m2 building, and then a second prominent 20,000 m2 building. For these high-end operations, Sodexho's specialized subsidiary, Altys, provided the top-quality service Orion needed to fulfill its objectives. Altys guaranteed property management supervision by a senior member of staff. It also provided multitechnical and multiservice facilities management with the utmost care. Thanks to strong partnering relationships like this, Orion continues to pursue major investment opportunities.

Among our clients...

Companies

ABB, Camacari (Brazil), Brighouse (UK)
Akzo Nobel, 1 site (Canada), 2 sites (Germany), Malmo (Sweden), 6 sites (UK) Alcatel, Vienna (Austria), Zaventem (Belgium), 15 sites (France)
Alcoa, Recife (Brazil)
AXA Group, 18 sites (France), Bristol (UK), 11 sites (Germany)
BAA, Gatwick and Stansted (UK)
Bentley Motor Cars, Crewe (UK)
Bristol Myers Squibb, 11 sites (USA)
Cadence Software, Delhi (India)
Cap Gemini Ernst & Young, 4 sites (Netherlands), 1 site (Spain), 6 sites (UK),
 New York (USA)
Capital One, national account (USA)
Cisco Systems, 2 sites (Belgium), 3 sites (France), 9 sites (Germany),
 3 sites (India), 3 sites (UK)
Citigroup, 5 sites (Poland)
CSC (Computer Services Corp.), Delhi (India)
Danone Group, Buenos Aires (Argentina), Danone Vitapole, Palaiseau (France),
 Warsaw (Poland)
Dell, Bratislava (Slovakia)
Dior, Orleans (France)
Disney Studios, 7 sites (USA)
EADS, 7 sites (France), 1 site (UK), 2 sites (Germany)
Ericsson, Brussels (Belgium),1 site (Canada), 4 sites (Netherlands), Warsaw
 (Poland)
ExxonMobil, 8 sites (USA)
Fidelity Investments, Boston, MA (USA)
Fleet Financial, national account (USA)
Ford Motor Company (Volvo), 4 sites (Australia), 1 site (Brazil), Boras
 (Sweden), national account (USA), Valencia (Venezuela)
Franklin Templeton, San Francisco, CA (USA)
General Electric, 10 sites (USA) General Mills, 1 site (Canada), 4 sites (USA) General Motors, 3 sites (Brazil), Sliedrecht (Netherlands), Luton (UK), 6 sites
 (USA)
Gillette, Buenos Aires (Argentina), Chennai (India), 1 site (UK), national account (USA)
GlaxoSmithKline, 2 sites (Canada), Tianjin (China), 12 sites (UK)
Hermes, Pantin (France)
Hewlett-Packard, Rome (Italy), Houston, TX (USA) and 42 sites in North America Honda, AL (USA)
Household Finance, national account (USA)
HSBC, Pune (India), 21 sites (UK)
Hughes Software, Delhi (India) Ing Group, 32 sites (Netherlands), London (UK), 2 sites (Poland)
Inter-American Development Bank, Washington DC (USA)
JC Penney, 2 sites (USA)
JP Morgan Chase, London (UK), Arlington, VA (USA)
KLM, Rijswijck (Netherlands)
London Underground, 20 sites (UK)
Massmutual, national account (USA)
MBNA America, 1 site (Canada), 8 sites (USA)
Merck, 6 sites (USA)
Merrill Lynch, Mumbai (India), national account (USA)
Motorola, Beijing (China), Singapore
Museum of Science and Industry, Chicago, IL (USA)
Nestle, Buenos Aires (Argentina), Goinia (Brazil), Marseilles (France), New
 Malden (UK), 2 sites (USA)
Nokia, Beijing (China), 7 sites (Finland)
Pepsico, 3 sites (China), 3 sites (Venezuela), 2 sites (UK), 2 sites (USA) Nortel Networks, 3 sites (Canada), national account (USA)
Perot Systems, Dallas, TX (USA)
Pfizer, Guarulhos (Brazil), Oslo (Norway), Madrid (Spain), Sandwich (UK),
 New York (USA)
Philips Electronics, Bogota (Colombia), Mumbai (India), Albuquerque, NM (USA) PricewaterhouseCoopers, Brisbane (Australia), London (UK), Tampa, FL (USA)
PSA Peugeot Citroen, Buenos Aires (Argentina), Charleville (France), Berlin
 (Germany)
Reebok, Canton, OH (USA)
Rhodia, Mulhouse (France)
Robert Bosch, Jihlava (Czech Republic), 2 sites (France), Mirkow (Poland),
 Milton Keynes (UK)
RTL Group, (Luxembourg)
Sanofi-Synthelabo, Maasluis (Netherlands)
Schering Plough, 4 sites (USA)
Siemens, Toulouse (France), Munich (Germany), Beijing and Shanghai (China) Solectron, Jaguariuna (Brazil)
Sony, Diegem (Belgium), 2 sites (USA)
State Street Bank, Boston, MA (USA)
Toyota, Santiago (Chile), 2 sites (UK), Torrance, CA (USA) Unilever, Buenos
 Aires (Argentina), Cali, (Colombia), 3 sites (Netherlands), 2 sites (UK) Volkswagen, Poznan (Poland), Crewe (UK)
Wal-Mart, all sites (Brazil), 19 sites (Germany)

Administrations

Driving Standards Agency, Bedford (UK)
European Parliament, Belgium
Government Centers, IN and MN (USA)
Local Government III District, Budapest (Hungary)
Parliament, Helsinki (Finland)
Senate, Rome (Italy)

Prestige________________________________________________________________

Sodexho Prestige operates in three major lines of business

Private Clubs, Associations and Conference Centers
Conventions, seminars, business get-togethers and receptions - for its corporate clients, Sodexho Prestige provides fine dining and personalized service. For every kind of business event, clients benefit from the refined atmosphere and distinctive style that are typical of Sodexho Prestige.

Directors Tables and Executive Dining Rooms
Sodexho Prestige caters to the busy business executive's every whim. It offers inventive cuisine, adapted to individual tastes, in discreet, elegant surroundings, plus, of course, impeccable service. The atmosphere is always tasteful yet relaxed, and conducive to high-level discussions.

Prestige Restaurants and Events
Sodexho Prestige operates in association with celebrated restaurants, such as Les Arts, L'Atelier Renault, Le Roland-Garros and the Zyriab in Paris (France), and the Swedish Parliament Restaurant, in Sweden. Internationally acclaimed for their exquisite cuisine, these restaurants are also home to distinguished chefs.

Better together

[UK]
Royal Botanic Gardens at Kew

"Sodexho Prestige has provided proactive sales and marketing, which has offered our clients greater flexibility and choice. This joint initiative has resulted in greater opportunities to sell the entire Kew Gardens portfolio of venues." Jill Preston, Director of Communications and Commercial Activities, Kew Enterprises

A spectacular, magical event venue in London

The Royal Botanic Gardens at Kew is one of the most spectacular attractions in Europe. The Gardens represent more than 250 years of historical landscape. The site houses over 40 listed buildings and other structures. Sodexho Prestige provides day catering for the over 1 million visitors per year. It also organizes dinners and receptions in these exceptional event venues: from the Victorian glasshouse to the Gallery in a former Royal Residence to a marquee overlooking a water garden.

In addition, Sodexho Prestige participated in the development and renovation of the 18th century Orangery, a Grade I listed building. Following its refurbishment as a restaurant and function venue, the range of high-end operations handled by Sodexho Prestige increased to include venue sales, venue management, and conference and banqueting services.

RBG Kew Enterprises was founded in 1993 to consolidate commercial activities for Kew Gardens. The partnership between RBG Kew Enterprises and Sodexho Prestige has expanded and flourished over the years. The RBG Kew Enterprises and Sodexho Prestige teams have also grown in response to a surge in the venue hire business, where enquiries and sales continue to increase.

Among our clients...

Prestige restaurants and events

Ascot Racecourse, Berkshire (UK)
Blenheim Palace, Oxfordshire (UK)
Children's Museum of Indianapolis, IN (USA)
Detroit Institute of Arts, Detroit, MI (USA)
Dundas Castle, Edinburgh (UK)
Government Center of Indiana, Indianapolis (USA)
Hampden Park, Glasgow (UK)
Hampton Court Palace, Surrey (UK)
Huntington Library, Gardens-Cafe, Pasadena, CA (USA)
Kew Gardens (UK)
L'Atelier Renault, Paris (France)
Le Lido, Paris (France)
Le Roland-Garros, Paris (France)
Le Zyriab, Paris (France)
Lord's Cricket Ground, London (UK)
Los Angeles Music Center, CA, (USA)
Murrayfield stadium, Edinburgh (UK)
Museum of Life and Science, Durham, NC (USA)
Museum of Science, Boston, MA (USA)
Museum of Television and Radio, Beverly Hills, CA (USA)
Racecourses of Auteuil - Paris, Chantilly, Enghien, Longchamp - Paris, Vincennes
- Paris (France)
Racing Club de France, Pre Catelan, Paris (France)
Roland-Garros, Championship, ATP Tour, Paris (France)
Royal Horticultural Halls, London (UK)
Sandown Park Racecourse, Surrey (UK)
The Cabinet War Rooms, London (UK)
US Merchant Marine Academy, Kings Point, NY (USA)

Private Clubs, Associations and Conference Centers

Etoile Saint-Honore Business Center, Paris (France)
La Maison de la Recherche, Paris (France)
La Maison des Polytechniciens, Paris (France)
Les Etangs de Corot, Ville-d'Avray (France)
Les Salons de l'Aero-Club de France, Paris (France)
Les Salons de la Maison des Arts et Metiers, Paris (France)

Directors Tables and Executive Dining Rooms

Alcatel, Paris (France)
Alcatel CIT, Velizy (France)
Alcatel Hotel, Annecy (France)
A.O.N., Levallois-Perret (France)
Bank of Montreal (Canada)
Banque de Neuflize, Schlumberger, Mallet, Demachy, Paris (France)
BNP PARIBAS, Paris (France)
Bollore, Puteaux (France)
Bred, Paris (France)
Caisse Nationale des Caisses d'Epargne, Paris (France)
Canadian Imperial Bank of Commerce (Canada)
Chateau de Tremblay, Credit Agricole (France)
Christian Dior Parfums, Paris (France)
Credit Agricole Indosuez, Paris-La-Defense (France)
Dell Computer, Montpellier (France)
Ford France, Rueil-Malmaison (France)
IBM, La Defense (France)
La Poste, Paris (France)
MEDEF, Paris (France) Natexis, 2 sites, Paris (France)
Pechiney, Paris (France)
TF1, Boulogne (France)

Defense_________________________________________________________________

      376            402             3%           9,200              794

   Revenues       Revenues        Share of      Number of         Number of
   (euro in       (US$ in           group       employees*          sites
   millions)      millions)       revenues

*estimated

The food service market in figures
Estimated market value: 10 billion euro

Market trends
Outsourced service provision to the defense establishment continues to show strong growth, with a definite move towards retail/branded-style service through initiatives to modernize military messes. Moreover, for other activities, such as cleaning, property maintenance, and recreation site management, larger numbers of decision makers are considering private contractors.
At the other end of the scale, massive deployment capability is provided to the military by civilian contractors, who provide engineering, maintenance, turnkey camps, etc., as well as project management for large construction projects. Sodexho supports these contracts.

Source: Sodexho

Andrew Leach
Managing Director, Sodexho Defence Services, UK and Ireland

"There will be large-scale investment in the wake of the international fight against terrorism. Sodexho's opportunity to get involved will be immense."

"Over the next ten years, the pattern of military operations will be more mobile than static, with large numbers of troops and associated support groups on the move, deploying outside of their national borders. The opportunities for contractors to provide services are sure to be immense with billions spent by nations willing to participate in a global environment of peace and prosperity. In addition to military operations, there are likely to be large building programs for hospitals, schools and other infrastructure projects that will require support for their construction workers. These projects will be varied across all segments and will give Sodexho numerous opportunities to help.

"Military requirements are often very changeable and in a fast moving and fluid environment, it is essential to have contractor support represented by managers empowered to make decisions on-the-spot. These situations are the ultimate logistics challenge.

"A more specific growth scenario concerns the British forces that are scheduled to return to the UK from permanent bases in Germany. Sodexho is negotiating a contract as part of a consortium to build and operate army barracks across the south of England. This decision was motivated in part by the need to retain seasoned soldiers and manpower by providing them with new, hotel-style accommodations and services; this is particularly important in a post-war situation.

"The difficulty is that there is very little new money in defense budgets. Most military budgets around the world have had so many cuts that the lifestyle services, provided to someone living in the armed forces, are pretty poor in terms of accommodation, dining and recreation facilities. As a result, procurement authorities are always looking for ways to make efficiencies and savings so that they can actually spend more on lifestyle services and help to retain personnel. The new barracks that are being built provide first class, en suite accommodation for soldiers. We are making a very real contribution to improving their quality of life.

"In sum, Sodexho enables military commanders to provide a better standard of non-core service more cost effectively. Certainly, the Americans, the British and the Australians are now all contracting out services so that they can procure a better quality of life for their personnel."

--------------------------------------------------------------------------------
What Sodexho enables the armed forces to do is to have cutting-edge support services at value-for-money prices.
--------------------------------------------------------------------------------

Achievements

Afghanistan
In synergy, Sodexho in the U.S. and Universal Sodexho win a contract to provide catering and support services to NATO forces in Kabul.

UK
In May 2003, Investors in People recognizes Sodexho Defence Services for matching British standards that set a level of good practice for training and development of people to achieve business goals.

USA
The Department of Defense's Employer Support of Guards and Reservists (ESGR) honors Sodexho as an "Outstanding Company" for the benefits it is providing to its employees, who have been called up to active duty.

Better together

[Europe] US Army

In five locations in Germany (Grafenwohr, Wiesbaden, Mannheim, Seckenheim and Hanau), Sodexho Defence Services successfully supplied rapid response in support of pre-operational deployment.

Sodexho Defence Services (UK) feeds US troops as they stage through Germany

US Forces in Europe use in-theater contractors to supply catering and support services on an ad hoc, as required basis. The support is short notice, requiring immediate solutions to unexpected deployments. The recent conflict in the Middle East massively increased the volume of support required. Sodexho Defence Services (SDS) used its deployment with the Allied Rapid Reaction Corps (ARRC), in Germany, as a reference for capability and performance.

In recognition, the US Army Contracting Branches in Europe awarded SDS a contract to supply:

- Rapid response in support of pre-operational deployment - this involved feeding US troops as they staged through Germany to undertake live firing and field training exercises prior to Gulf deployment.

- Backfill of staff to cover for deployed military personnel - this concerned manpower substitution as military chefs deployed to the Gulf. Initially, SDS was to supply one-for-one support, but this quickly evolved into full dining facility management with the deployment of a Sodexho Operations Manager and supporting Catering Managers.

Sodexho showed it is an extremely efficient company with the capability to distance-manage employees in-theatre, or directly from the UK on smaller deployments. Employees are screened prior to appointment and only highly motivated individuals are deployed.

Having the capability and willingness to flex with continuous operational changes has given SDS a first-class reputation as a service provider. Consequently, SDS is now a preferred supplier for all military deployment and exercise scenarios, thus capitalizing on SDS's understanding of military ethos and operational requirements.

[USA]
Catering to our client's first choice
Through its partnership with the US Marine Corps, Sodexho is creating significant opportunities for minorities, women and the disabled. Nearly 30 percent of Sodexho's two contracts with the Corps are serviced through teaming agreements with small, minority, disadvantaged, and women-owned businesses, and with organizations that represent the interests of individuals with disabilities.


[UK]
Quality of Life front and center
The UK Ministry of Defence is experimenting with Sodexho's innovative Lifestyle Services at the Hyde Park Barracks, Central London, which is the home of the Household Cavalry. Lifestyle Services include the Pay-As-You-Dine initiative. A customer survey allows Sodexho to determine the lifestyle expectations of military personnel, using the trial facilities. Payment is by cash or debit card, or by smart card, which provides profiling data. Military and civilian staff can purchase food, beverages and retail items in one location, thus reducing time away from their station. Personnel stationed at the barracks have had an excellent reaction to the concept.

Among our clients...

Australia Defense Force, 6 sites (Australia)
Aldershot, Catterick, Colchester and York Garrison (UK)
Cercle National des Armees, Paris (France)
Fortifikationsverket, 40 mess halls (Sweden)
MSB Yurtlar, Adana and Ankara (Turkey)
NATO Headquarters (Afghanistan)
US Marine Corps, 55 mess halls (USA)
US Merchant Marine Academy, Kings Point, NY (USA)

Armed forces in operations

French Army, Kosovo
KFOR, Kosovo
UK Ministry of Defence, Saudi Arabia
US Army, Qatar, South Korea
US Army Corps of Engineers, Qatar, USA (Alaska)
US Defense Logistics, South Korea

Correctional Services__________________________________________________

   Revenues       Revenues         Share of       Number of      Number of
  (euro in        (US$ in           group         employees        sites
  millions)       millions)        revenues

      145            155               1%            1,600          95

Market trends
Each country has its own history and approach to the governance of prisons, and its own view on the private sector's contribution. Even though the needs of the criminal justice system are clear, most countries are suffering severe budgetary pressures that are forcing them to make choices. The private sector with its increasingly positive record is providing that choice.

Source: Sodexho

Herb Nahapiet
Sodexho Worldwide Market Champion, Correctional Services

"Independent sources continue to show that the private sector has raised standards of service in the Corrections sector, whilst at the same time reducing costs."

"Many countries have not even begun to consider the advantages that the private sector brings, but as they do, we are seeing more countries expressing keen interest. For the prisoners, there is a greater range of services and opportunities for education, training, employment and accommodation upon release. The prisoners get an improved quality of life during imprisonment and better chances of a fresh start. For Prison Services it brings choice, an alternative to the public sector, and competition, which in turn forces up standards and delivers lower costs, which in turn benefits the taxpayer. It has been estimated that the private sector in England and Wales has made savings to the tax payer of 60 to 90 million euro per year. This is beginning to have an effect. Whilst market estimates are misleading, this segment does appear set to grow significantly, because of the obvious and tangible benefits.

"Martin Narey, Commissioner for Correction in England and Wales, has said, `The experience of private sector involvement in the provision and operation of prisons has been a great success. Not only have the private-sector providers demonstrated they can run prisons, which are among the best in this country, but the introduction of competition has been a key catalyst for change in the publicly run prisons.' This is true at Forest Bank in England, and Acacia in Western Australia, where treatment, standards of delivery and the corresponding lower costs of that delivery are allowing the government to put pressure on public spending. The price advantage that the private sector procures is often between 15 and 20 percent. This combination of better services at a lower cost, `more for less,' is a crucial benefit to governments, national prison services, staff and prisoners.

"Ours is a `social business.' So we need to ground our private sector practices of efficiency and effectiveness in strong ethical values. Where governments are showing an interest, we try to demonstrate, through visits to our operations and independent reports, the benefits of this philosophy, as practiced by the private sector in general and Sodexho in particular.

"So for example in the UK, where we already have full responsibility for some facilities, we envisage making a further contribution, by going outside the prison walls, in a project to speed ex-prisoners in their return to society. This is the case for hostels, where we plan to receive ex-prisoners just after their release. We thus hope to help government reduce the incidence of these people re-offending. The British Home Office will evaluate the program, and if it is successful it will be extended to other locations."

--------------------------------------------------------------------------------
Opportunities for organic growth in countries, which satisfy our `social business' criteria, are increasing.
--------------------------------------------------------------------------------

Achievements

Australia
Two awards for the smartcard used at Acacia Prison:
- Asia Pacific Smartcard Forum Award for Excellence in Design and Innovation
- International Corrections and Prisons Association Technology Award

France
Year 2000 ISO 9001 certification for SIGES service provision at sites in the North of France.

Netherlands
Year 2000 ISO 9001 certification for all sites managed by Sodexho.

UK
Year 2000 ISO 9001 certification for IRC Harmondsworth maintenance services.

Better together

A prisoner - who lives in a safe, secure environment, maintains family ties, improves his reading and writing skills, begins to learn a work ethic and gets job training - has more of a chance of returning to a normal life and not re-offending again. All the evidence shows that providing prisoners with employment upon release and a home to go to cuts the rate of re-offending by 50 percent.

Sodexho fosters education, a work ethic, rehabilitation and reinsertion

Sodexho provides all these services, in democratic countries that have abolished the death penalty and hold rehabilitation to be a priority.

In France, Sodexho subsidiary SIGES participates in prisoner social reinsertion as part of its mission. SIGES offers professional training programs, open to prisoners who want to earn their Certificate of Professional Qualification during detention. This is chiefly for prisoners who are interested in food service skills and work in kitchens. SIGES prepares these prisoners for release, giving them realistic prospects of finding employment. Moreover, SIGES proposes candidates to Sodexho's different entities, which in turn commit to hiring twenty ex-prisoners each year. In June 2003, out of seven candidates from the Saint-Mihiel detention center, all received job training certificates, with two candidates cited for having made the highest marks in the public school district.

In Britain, Sodexho subsidiary UKDS has two contracts with the National Probation Directorate to develop post-release hostels, for men and for women, in Bristol. These hostels will focus on a holistic program for prisoners who volunteer, and who have a history of drug use, but are 'clean' at the time of release. The program has three phases. In prison, UKDS staff will assess applicants and prepare them for release to a hostel. Phase two takes place at the hostel, and includes a 12-week intensive support program. In addition, there is training in life skills, to prepare participants for independent living. Training for work is also a key feature. The third phase involves UKDS finding suitable move-on housing for those completing the program, and then supporting them in this for at least six months.

When successful, these projects arguably reduce street crime and minor theft by significant amounts, and reduce the number of offenders who frequently return to prison.

In brief

[UK]

Training centered on professionalism
UKDS has established a training center for prisoners at HM Prison and Young Offender Institution Forest Bank, which offers educational and vocational programs at all levels of achievement. In recognition, it has been awarded the Basic Skills Quality Mark. This training center is one more component in a policy of fostering employment upon release. The Chief Inspector of Prisons in England and Wales, an independent body reporting to the Home Secretary, inspecting the penitentiary establishment at Forest Bank, declared, "Forest Bank is a very good local prison." Three examples of good practice for rehabilitation were recommended in the report.

[France]

BIZNESS RESTO: prison enterprise
Role playing takes a new twist in the detention center at Bapaume. In this prison for women, SIGES created an EEP (Entreprise d'Entrainement Pedagogique, or structured training enterprise), named Bizness Resto. Participants are treated like employees, and are placed in 'realistic' situations, which help them learn to act responsibly at work. In total, 12 trades are taught, covering the administrative skills one needs in a company. These include bookkeeping, secretarial skills, purchasing, and sales. Successful employment is of course the goal, such as for one prisoner, who secured a secretarial position in a maintenance company, following her release.

[Australia]

Prisoner peer support
Peer support is for the welfare of prisoners within Acacia Prison. The Indigenous Support Team administers this function, as its role is welfare-focused. While peer support is multicultural, it is the Indigenous prisoners who frequently require additional support from a member of their own culture. This is a trusted position, showing confidence and respect for indigenous prisoners, operated under the parameters of monitoring and surveillance by custodial staff.

Among our clients...

Australia
Department of Justice
1 prison in the state of Western Australia: Acacia Prison

Chile
3 detention centers (under construction): La Serena, Alto Hospicio, and Rancagua

France
Ministry of Justice
5 detention centers in the south: Avignon, Grasse, Tarascon, Salon-de-Provence and Aix-en-Provence
4  detention  centers  in  the  north:   Bapaume,   Longuenesse,   Maubeuge  and
Saint-Mihiel

Italy
36 detention centers

Netherlands
Ministry of Justice
28 detention centers

Portugal
11 detention centers

Spain
Catalonia
8 detention centers

UK
Home Office
1 prison: Forest Bank Prison
1 detention centre: Harmondsworth
2 more prisons are under construction at Ashford and Peterborough

Healthcare_____________________________________________________________

Number 1 worldwide


     2.206         2.358             19%            56,100            3,468

   Revenues       Revenues          Share         Number of         Number of
   (euro in       (US$ in          of group       employees*          sites
   billions)      billions)        revenues

*estimated

The food service market in figures
Estimated market value: 40 billion euro
Current outsourcing rate: 32%
Market share: during the financial year, we have noted a significant change in the volume of the outsourced market, as well as in the market shares of Sodexho and its main competitors worldwide. This change can be explained both by the impact of exchange rates and by our increased understanding of the marketplace.

Market trends
Shorter stays and capital expenditure redirected more and more towards technological upgrades have led to the downsizing or closing of establishments. Hospital groups want better cost control and therefore, expanded partnering with players who help them reinforce their positions in increasingly competitive markets.

Source: Sodexho

Jean-Michel Dhenain
Sodexho Worldwide Market Champion, Healthcare

"Global Hospitality is our name for the job we do that contributes 70 percent to what makes up quality of life in healthcare establishments."

"Sodexho has led this market for a decade. Together with our clients, we have seen the sector change. The job is more complex, the environment more competitive. Clients know how to succeed in their mission, but now need a special partnering relationship, someone who can back them in their development strategy, help daily to get the job done.

"Global Hospitality is our answer. It bundles listening, analyzing, expertise and taking account of everyone's expectations: medical and administrative teams, patients, their families and visitors. It meets establishment-critical needs five ways: reception and information, food service, equipment maintenance, hygiene, and environmental. What's more, it adds quality to leisure time. Global Hospitality is the opposite of predefined solutions; it is a targeted, proactive approach that fosters peace of mind for patients, reassures their friends and families, plus motivates client staff.

"A clinic specialized in heart surgery needs different services than a maternity ward. As soon as you walk through the door, we would like you to feel the difference "It's about synergies and optimized budgets. Global Hospitality also contributes to an establishment's reputation - because reputation depends on the quality of therapy, but also on the feeling of well-being each establishment embodies.

"This approach creates value for our clients, and is a main source of leverage for our organic growth. Through sales growth and client retention, we become quality-of-life specialists, which is essential to our clients' development, too. Management of non-medical services consumes on average 25 percent of an establishment's total budget, and impacts its reputation for 30 percent... That is 70 percent of its Quality of Life proposition. Seen from that angle, and in spite of an essentially stable market, the outlook is great!"

--------------------------------------------------------------------------------
For most patients in hospital, 95% of their time is free to do what they want. That's immense potential for developing our 'people services.'
--------------------------------------------------------------------------------

Achievements

France
Year 2000 ISO 9001 certification for Sodexho Global Hospitality services at all client sites.

Netherlands
Year 2000 ISO 9001 certification for head offices and all of the subsidiary's sites.

UK
Citation for Britain's cleanest hospital for the Haslar Military Hospital in Gosport at the 2002 presentation of the Golden Service Awards.

Better together

[USA]
Johns Hopkins Hospital

"In the highly stressful hospital environment, quality of life at work is more than a luxury, or even a comfort, it is a vital need."
Kenneth  Grant,  Vice  President  General  Services,   Johns  Hopkins  Hospital,
Baltimore, MD.

Service worthy of scientific achievement, recognized worldwide

Johns Hopkins Hospital has earned a reputation for being the premier hospital in the world for science, research and patient care. Since 1979, Sodexho has accompanied this client in its quest for progress. We analyze the changing needs and expectations of all participants in hospital life: doctors, nurses, patients, and support and administrative staff. One workgroup recently identified an ambitious goal: Raise service to the level of science. Because Johns Hopkins Hospital is the benchmark of medical science, this is a huge challenge. To start with, we strive to make the atmosphere and hospital experience more pleasant, with four objectives in mind.

Service on the level of science, an experience of excellence:

- Labor and Delivery Unit
Sodexho is set to manage all non-clinical functions in maternity wards, to enable nursing staff to concentrate on more care for their patients.
- Employees
Sodexho aims at reinforcing employee recognition, to develop confidence, loyalty and motivation among personnel, who can then deliver world-class service.
- Retail Project
Sodexho is to modernize commercial and leisure spaces, to boost satisfaction among the entire hospital community.
- Facilities Project
With nine separate retail venues operating in the hospital complex, the idea is to upgrade and provide for technologically-advanced production in support of everything from high-end waited food service to freshly-made sushi.

"Sodexho shares our commitment in the fight against disease and suffering, and we are confident in their contribution," said a hospital spokesperson. Create a warm, reassuring atmosphere, unburden hospital staff, and develop shared values
- today, the vision of improving quality of life is a priority for all.

[USA]

Dine at any time, day or night
In hospital, patients want more say when it comes to what they eat -- and when they eat it. That's the idea behind At Your Request(TM) Room Service Dining from Sodexho. Simply pick up the phone, and enjoy breakfast, lunch or dinner - day or night! This is hotel-style a la carte dining at its best (well, at least as far as doctor's orders will allow). With patient satisfaction top-of-mind, Mercy Medical Center (Ohio) enjoyed watching its satisfaction rates jump from 50 to 92 percent thanks to Sodexho's brand of room service. Another benefit -- savings from less wasted food.

[USA]

Add-on expertise in medical equipment
If hospitals need it, Sodexho gets it. That's why the group acquired the American firm, Patriot Medical Technologies, Incorporated (renamed Clinical Technology Management Services). This puts Sodexho a step ahead for managing, maintaining, and repairing medical equipment of all kinds. With service excellence a core concern of its healthcare clients, Sodexho in the U.S. shows itself to be 100% professional.

[France]

Free time, happy time
Therapy takes up just 5 percent of most patients' hospital stays. With so much free time on their hands, the one thing they don't want is to get bored. Sodexho says "Stand Up!" That's our name for commercial space tastefully arranged for leisure and relaxation. Vending machines, or if you prefer, a friendly smile at our boutique, all add a touch of convenience to daily life in hospital. Busy staff at the Saint-Louis clinic in Poissy (France) benefit, too, thanks to a smart Residence Card (developed in synergy with Sodexho Pass), a chip-enabled badge for ID, access control and e-purse all rolled into one. When you need time to care, Sodexho is there.

Among our clients...

12 de Octubre Hospital, Madrid (Spain)
Ambroise Pare Hospital, Marseille (France)
Aatalklinik Wunnenberg, Bad Wunnenberg (Germany)
Academic Hospital of Middelheim, Antwerp (Belgium)
Aid-Equipment, Stockholm
County Council (Sweden)
Albert Einstein Hospital, Sao Paulo (Brazil)
Alemana Clinic, Santiago, Temuco (Chile)
Allergiatalo, Helsinki (Finland)
American Hospital, Neuilly-sur-Seine (France)
Antwerp University Hospital (Belgium)
APH Marseilles, 4 sites (France)
Austral University Hospital, Buenos Aires (Argentina)
Baptist Hospital, Hong Kong
Bjorken Hospital, Umea (Sweden)
Bordeaux-Nord Aquitaine Medical Centers (France)
Calgary Regional Health Authority (Canada)
Clinico Hospital, Valencia (Spain)
Danderyds Sjukhus, Stockholm (Sweden)
Davila Clinic, Santiago (Chile)
Detroit Medical Center, MI (USA)
Erasme University Hospital, Brussels (Belgium)
Fondazione Medica Maugeri, 5 sites (Italy)
Fundacion Hospital de Alcorcon, Madrid (Spain)
Glasgow Royal Infirmary, North Glasgow
University Hospital NHS Trust (UK)
Henry Ford Hospital, Detroit, MI (USA)
Hereford Hospital NHS Trust (UK)
Hofpoort Ziekenhuis, Woerden (Netherlands)
Hospital of the Catholic University of Chile, Santiago (Chile)
Instituto Argentino de Diagnostico y Tratamiento, Buenos Aires (Argentina) International Peace and Maternity Hospital, Shanghai (China)
Invalid Foundation Orton, Helsinki (Finland)
Jin Shan Hospital, Shanghai (China)
Johns Hopkins Hospital, Baltimore, MD (USA)
Karolinska Sjukhuset, Stockholm (Sweden)
Kreiskliniken Aschersleben-Sta(beta)furth, Aschersleben (Germany)
Lahey Clinics Medical Center, Burlington, MA (USA)
Las Americas Clinic, Medellin (Colombia)
London Hospitals NHS Trust (UK)
Longjumeau Medical Center (France)
Marly Clinic, Bogota (Colombia)
Mary Washington Hospital, Fredricksburg, VA (USA)
McGill University Health Centre (Canada)
Menorah Medical Center, Overland Park, KS (USA)
Misericordia Hospital, Bogota (Colombia)
Morby Hospital, Stockholm (Sweden)
Municipality of Kisko (Finland)
NLPO, County Council of Stockholm (Sweden)
Northwick Park Hospital, North West London Hospitals NHS Trust (UK)
Nove de Julho Hospital, Sao Paulo (Brazil)
Oncology European Institute, Milan (Italy)
Ospedale Evangelico Internazionale, Genoa (Italy)
Policlinico Gemelli, Rome (Italy)
Queens Medical Center, Honolulu, HI (USA)
Richmond Hospital (Canada)
Saint-Vincent-de-Paul Hospital, Medellin (Colombia)
Saint-Louis Clinic, Poissy (France)
San Donato Group, Milano, 6 sites (Italy)
Sart Tilman University Hospital, Liege (Belgium)
Service & Healthcare Center, Punkaharju (Finland)
Shanghai Hospital (China)
Siemens Medical Circulatory Center, Eschenlohe (Germany)
Soma Clinic, Medellin (Colombia)
Southern Hospital, Malacca (Malaysia)
Stanford University Hospital & Lucille Packard, CA (USA)
Thunderbay Regional Hospital (Canada)
Tivoli Hospital, La Louviere (Belgium)
Tournai Medical Center (Belgium)
Union Clinic, Toulouse (France)
University Clinics, Darmstadt, Regensburg (Germany)
Vastra Nylands Hospital District Area, Ekenas (Finland)
Westmead Clinic, Sydney (Australia)

Seniors________________________________________________________________

Number 1 worldwide

      651            695              5%           17,800             1,540

   Revenues       Revenues         Share          Number of           Number
  (euro in        (US$ in         of group        employees*         of sites
   millions)      millions)       revenues

*estimated

The food service market in figures
Estimated market value: 30 billion euro
Current outsourcing rate: 16%
Market share: during the financial year, we have noted a significant change in the volume of the outsourced market, as well as in the market shares of Sodexho and its main competitors worldwide. This change can be explained both by the impact of exchange rates and by our increased understanding of the marketplace.

Market trends
Longer life expectancy is pressuring long-term care infrastructures, as well as driving the shift to alternative solutions, such as day care centers for seniors and home care. These solutions imply a need for the development of new services.

Source: Sodexho

Jean-Michel Dhenain
Sodexho Worldwide Market Champion, Seniors

"Creating the conditions that allow people to age gracefully is a challenge for modern society. Our global offering in response reflects this responsibility."

"This group of customers is particularly heterogeneous. Everyday life for active seniors is dramatically different from that of dependent persons. Active people want to remain independent and appreciate having numerous leisure options. Dependent individuals need constant care and attention, but still want to feel like they have a place in society.

"As for our clients, their problems are threefold: how to overcome malnutrition (often physiological in origin), how to treat physical dependency, and what to do about social isolation and loneliness among their residents. Sodexho offers to help clients meet these challenges, and to make a creative contribution to life in their establishments.

"We rely on dietetic expertise in defining our food service, and offer fare that is high in protein, plus easy to swallow and digest. We have also expanded our skills in nursing, to provide dependent seniors with daily assistance for their personal hygiene, getting dressed, moving about and dining. At the same time, we make ample use of our imaginations, when it comes to organizing their social lives.

"The trend to longer life expectancy leverages the opportunities for organic growth. This concerns efficiency gains that we bring to establishments, to help them fulfill their mission. We create value all around: for seniors, who benefit from a richer, more secure lifestyle, and for their families, who like to see loved ones in the hands of competent, motivated caregivers, and in pleasant, professional surroundings.

"Today, our thinking focuses on 'aging gracefully,' in order to define, over the midterm, an offering, of course, adapted to the specific needs and expectations of each establishment in each country. The objective is to brand our practices, in the same way that we have branded our healthcare services (i.e. Global Hospitality). With 'open life spaces,' offering many activities and services to residents as well as to visitors, we hope this offering will contribute to meeting the challenge of better integrating residences and seniors into the urban environment and into society."

--------------------------------------------------------------------------------
- In France:

- Active seniors devote six and a half hours each day of their time and 20% of their spending to leisure activities.

- Half of all people admitted to hospitals suffer from malnutrition.

- One out of three deaths among people over age 65 is the result of a fall.
--------------------------------------------------------------------------------

Achievements

Belgium
Sodexho chefs receive the 1st and 2nd prizes for Best Chef in retirement homes.

France
Renewed ISO 9001 certification for the subsidiary's support functions and all sites.

USA
Shannondell, a home for active seniors, located in Audubon, Pennsylvania, is one of only 70 establishments in the U.S. to receive Retirement Resort certification from the Senior Hospitality Institute.

Better together

[Spain]
Fundacion Sociosanitaria de Barcelona

"Sodexho's experience and commitment have enabled us to improve the perceived quality of food service. Further, our partnering relationship is sure to accelerate a growth strategy that is beneficial for both parties." Jesus Garcia Lago, Vice President, Fundacion Sociosanitaria de Barcelona

Private foundation applauds Sodexho partnering spirit

The Fundacion Sociosanitaria is a socio-medical foundation, which manages nine healthcare establishments in Catalonia and Galicia: Sant Gervasi Hospital in Barcelona, plus private short- and long-term healthcare residences, from convalescence homes to assisted-living facilities for seniors. It is imperative to offer impeccable well-adapted food service. When Fundacion Sociosanitaria consulted Sodexho, food service was in fact its main concern.

Sodexho's presentation was for flexible, coordinated food service, and the mobilization of a dedicated skills network. It was enthusiastically received. The client accepted the creation of a modern kitchen, on the Sant Gervasi hospital site, which would allow the client to provide its patients with meals adapted to their pathologies: for instance, special menus for patients suffering from Alzheimer's and psychiatric disorders. A dietary specialist joined the team and makes the rounds among patients at each meal. Furthermore, an applied nutrition Hazard Analysis and Critical Control Point program (HACCP) strongly reinforces food safety.

Expertise, quality and flexibility of our offering, Global Hospitality - these factors led the client to delegate additional responsibilities to Sodexho. After three months, the client asked Sodexho to study the integration of a housekeeping reporting platform into its management information system, as well as a cleaning offering. Sodexho also helped formalize a tender for new buildings in Sant Gervasi, with capacity for 400 residents.

For the client, the dedication of the Sodexho team is a major contribution. Sodexho's Healthcare Director works closely with the client's management team, and the account director coordinates the actions of eight resident managers. Transparency is the keyword at monthly checkpoint and quarterly progress meetings. This organization eases management, speeds communication among sites, and improves the responsiveness of staff. Today, the plan is for accelerated development, thanks to the partnership with Sodexho, which has allowed this client to enhance its offering and to win new business, notably responsibility for the residence, Ancianos Gran Canaria.

[Belgium, France, and the UK]

Good eating for everyone
What tastes good, looks good and smells good, when you have trouble swallowing? That was the challenge facing Sodexho chefs, when they created reconstituted meals for seniors, called Mixes Gourmands (Tasty Mixes). Healthy foods, monitored for nutritional value, are blended, and then molded back into their original shapes. Good to eat and easy to swallow, these dishes stimulate appetites, a key factor in combating malnutrition. Like Sodexho's line of soft desserts, Sodelicious, an innovation launched last year, these foods are also real palate pleasers.

[Belgium, Canada, France, Italy, and the USA]

Letters home
For the third consecutive year, Sodexho and the Fondation Nationale de Gerontologie organized the event, Letter to..., across all of France. Participating seniors were asked to write a letter to an imaginary or real correspondent, drawing on their creativity and their memories. Often lighthearted, always full of emotion, the letters sometimes also served to bring together relatives, children and friends. The letters were presented to a jury, who chose the best ones for publication. Diplomas were also awarded, which was a thrill for contestants. As part of Sodexho's innovation policy, the event is being transferred to other operations abroad, where it can contribute to reducing social isolation and loneliness among older residents.

Disabled persons

"Working with the disabled demands both professional and human competencies; this cannot be improvised."

Encourage the disabled to take part in life, contribute to them gaining a skill and finding a job, and help raise awareness among the general public as to the need to improve the quality of their lives - Sodexho is involved daily in lifestyle projects in socio-medical establishments. Every effort is made to promote the dignity and rehabilitation of people, regardless of their disabilities, including mental health.

In brief

[France]

Pass the dessert, please...
For the fifth time, Sodexho organized the annual event, Un Pour Tous, Tous Pour Un (one for all, all for one). This year's theme was, "What if all the desserts in the world could hold hands?" Some 90 establishments sent a team, comprised of a Sodexho manager, a social worker and a disabled person. The idea was to imagine or cook a dessert, inspired by the cuisine from a foreign land. This was a memorable day! It was animated and convivial, with plenty of conversation, sharing, and overachieving, plus a diploma for each participant! The best recipes went home with the contestants and are now on their establishments' menus.

Passport to health
Sometimes, disabled customers have a sweet tooth, neglect to eat a balanced diet, and put on too much weight. One remedy involves using the colors in stop lights - a method developed and tested in a French socio-medical institution. The color red signals rich foods, yellow means foods that are only good in small amounts, and green indicates you can eat all you want. The trick is to have on your tray only one "red" item, two "yellow" dishes, and at least two "green" ones. A "Passport to health" is handed out at the same time as the system is explained. And it works. Customers discuss their choices at each meal and over 75 percent of them lose weight.

Among our clients...

Am Burgerplatz Retirement Home, Rodental (Germany)
Augustines Home, Meaux (France)
Avondale Retirement Village, Sydney (Australia)
Beckomberga Sjukhus, Stockholm (Sweden)
Beverly Gallen Seniors Suites, Santiago (Chile)
Brethren Village, Lancaster, PA (USA)
Caisses d'Epargne Foundation for Solidarity, 28 sites (France)
Carroll Lutheran Village, Westminster, MD (USA)
Casa Cardinal Maffi, Cecina (Italy)
Cerino Zegna Rest Home, Occhieppo (Italy)
Church of Scotland, The Elms, Edinburg (UK)
Club Neuilly Retirement Home, Neuilly-sur-Seine (France)
Copeland Oaks Retirement Center, Sebring, OH (USA)
CPAS, Antwerp, Dendermonde, Etterbeek, Halle, Nieuwpoort, Waterloo, Wervick
 (Belgium)
Eichenhohe Retirement Home (German Red Cross), Hamburg (Germany)
Filen, Stockholm (Sweden)
Franz Ludwig Retirement Home, Bamberg (Germany)
Fundacion Sociosanitaria of Barcelona, 8 sites in Catalonia, 1 site in
 Galicia (Spain)
GGz Friesland, Leeuwarden (Netherlands)
Goodwin House, Alexandria, VA (USA)
Hebrew Home, Rockville, MD (USA)
Hesperides Centre, Neuilly-sur-Seine (France)
Institut National des Invalides, Brussels (Belgium)
Instituto Geriatrico e di assistenza, Udine (Italy)
Instituto Guttmann II, Barcelona (Spain)
Jewish Care, Inc., Melbourne, Victoria (Australia)
Koca, Antwerp (Belgium)
La Bonanova Centre, Palma de Mallorca (Spain)
La Posada, Los Angeles, CA (USA)
Luther Manor, Milwaukee, WI (USA)
Maria-Gamla Stan, Stockholm (Sweden)
Marie Immaculee Home, 5 sites (Belgium)
Meadow Lakes, Hightstown, NJ (USA)
MEDIDEP Group, 68 sites (France)
Melbourne Nursing Room, 4 sites (Australia)
Montefiore Hospital Teresian House, Albany, NY (USA)
Municipalities of Varmdo, Vasteras (Sweden)
Municipality of Kisko (Finland)
Nonnenbrucke Retirement Home, Bamberg (Germany)
O'Conner Woods, Stockton, CA (USA)
Opera Pia Richiedei, Brescia (Italy)
Opera Pia Sant'Anna, Fossano (Italy)
Piltradet, Stockholm (Sweden)
Protegida Pflegeheim Service Centre, Santiago (Chile)
Re Carlo Alberto Valdesi Retirement Home, Turin (Italy)
Rockwood Retirement Communities, Spokane, WA (USA)
Roselius Foundation, 3 sites in Tuusula (Finland)
Sankt Irmgardisstift (Caritas), Viersen-Suchteln (Germany)
Sankt Nicolai Retirement Home, Neustadt Rubenberge (Germany)
Sant'Andrea, Monza (Italy)
Santa Catarina Service Centre, Sao Paulo (Brazil)
Service Center Aurinkomaki, Pornainen (Finland)
Service Center Hanna-koti, Helsinki (Finland)
Service Center Pyoro, Kuopio (Finland)
Service Center Vaskikoti, Tampere (Finland)
Shannondell, Audubon, PA (USA)
Stichting Continu, Utrecht (Netherlands)
Stichting de Jutter, Den Haag (Netherlands)
Stichting de Waalboog, Nijmegen (Netherlands)
Tanto, Stockholm (Sweden)
The Highlands, Wyomissing, PA (USA)
The Samarkand, Santa Barbara, CA (USA)
Vaderkvarnen, Stockholm (Sweden)
Vitalis Zorg Group, Eindhoven (Netherlands)
Winchester Gardens, Maplewood, NJ (USA)
Zuflucht Retirement Home, Soltau (Germany)

Education_______________________________________________________________
Number 1 worldwide

     2.829          3.023             24%           71,400           4,703

   Revenues       Revenues         Share of         Number           Number
   (euro in       (US$ in           group             of               of
   billions)      billions)        revenues        employees*        sites

*estimated

The food service market in figures
Estimated market value: 45 billion euro
Current outsourcing rate: 35%
Market share: we estimate that our share of the outsourced market, as well as that of our main competitors worldwide, has not varied more than 1.5% during the financial year.

Market trends
Education indisputably constitutes a thriving business sector in Western economies, particularly universities in North America. Many schools are now judged based on the way they manage their budgets and the value they get for them. Consequently, administrators are benchmarking food and other service delivery, often with a view to outsourcing.

Source: Sodexho

Rick Brockland
Sodexho Worldwide Market Champion, Education

"Our focus is to help make clients successful in their marketplaces. If we are making our clients successful, Sodexho will be successful."

"From a client perspective, the only reason to outsource services starts from an assumption that a company like Sodexho can do a better job of providing those services than clients historically have done for themselves. The only question then to be asked is, 'What products and services do individual clients need?'

"The university segment, the kindergarten-to-12th grade segment and the private, independent school segment are the main education markets worldwide. Each segment has very different dynamics. Our challenge is to understand the unique needs of each individual client as well as the unique needs of clients and customers within each segment and each country. Then, and only then, do we tailor services that help those clients meet the needs of their customers in ways that help them to be unique in what they do.

"When a client asks Sodexho to become a partner, we very much become a part of that institution. Our success is and should be measured by the client's success in attracting and serving its students and support staff. When the client is healthy and grows, we are healthy and grow, as well.

"Our goal is to gain clients and keep those clients. Within the concept of offering multiple services to those clients, our potential for growth is very large.

"Today, one of the most significant issues worldwide is childhood obesity. We are taking an industry-wide leadership approach on providing healthy food offerings, and on educating students about proper nutrition and lifelong healthy eating habits. We are also in the forefront of challenging our supplier partners to join with us in this healthy food and educational effort.

"Sodexho's prospects for long-term growth within the education marketplace will be measured by our ability to respond to the ever-changing needs of our clients. Our culture is built around our being focused on our clients and their customers. As we live our mission, focusing on the quality of daily life whenever and wherever people come together, we will continue to create value for our clients. In doing so, we will grow and prosper."

Achievements

Netherlands and Hungary
All local Sodexho Education sites are awarded Year 2000 ISO 9001 certification.

UK
Sodexho receives the Heartbeat Award for its delivered-meals service to 230 primary schools in West Sussex.

Better together

[Figeac, France]
Jeanne d'Arc Private Lycee and Middle School

"Boarding school is a social experience, which can be highly educational. It is a natural extension of the academic values of the establishment."
Francois Demptos, Principal, Jeanne d'Arc

Make boarding school a very special place, where one learns the benefits and joys of living in a community.

Boarding education: a new opportunity for Sodexho to improve Quality of Life.
In 2001, Sodexho's experience in the Education segment led it to identify boarding school client and customer needs - from breakfast to bedtime. Since February 2003, Jeanne d'Arc private school is among the first to benefit from this effort. At first, the school administration only consulted Sodexho for food service. Yet, it finally granted it complete boarding responsibility, including housekeeping and management.

The families and students, who choose this institution versus a public school, are looking for something much more intimate in terms of the importance of conviviality and chances for sharing ideas. Therefore, the focus in this environment is to spend a lot of time with the resident dining portion of the offering, such that it creates a community feel. Starting in 2004, there will be special common spaces (called Compli'cite), plus a lot of academic and social programming wrapped around the food experience.

One major innovation will also be to create the position of 'house master.' This is more than someone responsible for logistics (although the house master will manage rentals to summer groups, which in non-academic times of the year maximizes the client's use of facilities to make them more efficient). The house master will strive to develop community spirit as a wellspring of self-worth. This means the house master may also be cast in the role of confidant, or mediate between students, the administration and the academic staff.

In sum, Sodexho is set to make many contributions to the core business of the school. Its management mode reinforces the educational mission of the establishment, strengthening its reputation. What is more, Sodexho simplifies life for the administration, notably by improving the financial return on school facilities during summer vacations.

--------------------------------------------------------------------------------
Sodexho teams can be present year round in establishments, where they manage boarding facilities.
--------------------------------------------------------------------------------

[France]

Nutricom: a program for children
A balanced diet enables children to enjoy good health, an asset for life. That's why Sodexho designed especially for them a program based on healthy eating, adapted to different age groups and lifestyles. It includes four modules: learn about yourself, know what you need, understand nutrition facts, and find out how to choose what to eat. The Nutricom method offers clear answers about oneself and one's nutritional needs, for instance, referring to the various food groups, instead of using scientific terms. The Sodexho cafeteria tray shows you what's good to eat....

[UK]

Nutri-jig, puzzling out good nutrition
In over 200 locations in West Sussex, children are discovering a large, circular jigsaw puzzle, which reveals a picture of the balance of food groups. Teachers also play a part and receive a comprehensive educational pack. This unique learning aid for nutrition contains teacher's notes together with games and exercises for the children to do. The Nutri-jig puzzle and teacher pack promote good nutrition in primary schools and are instrumental in Sodexho's response to this issue. School authorities agree, and have renewed Sodexho's contract for another four years.

[Belgium, Chile, China, France, Italy, Spain, Sweden, UK and USA]

Go online with Sodexhoeducation.com
E-smarts: when it comes to innovation, Sodexhoeducation.com does it best. This novel Web site is available in nine different countries and languages. Some 5,000 schools benefit, for more than 450 clients. There are Net advantages for parents and students alike, who get up-to-the-minute information, or for example, pay online, then communicate with a Sodexho dietician. Schools report both simpler management and a boost to their image. Today, Sodexho teams are standing by to connect you to Sodexhoeducation.com, fully adapting their service to your establishment, no matter what language you speak.

[USA]

At the forefront of green design
Sodexho partners with national brand Herb n' Farm to deliver healthy, natural, delicious food to 1,900 undergraduates at Colorado College, a four-year liberal arts & sciences school in Colorado Springs. As a socially responsible company, Herb n' Farm supports sustainable agriculture, fair trade and alternative resource development. Sodexho is committed to providing high-quality good-tasting meals to our customers at each of our 6,900 serving locations nationwide, and plans to open numerous Herb n' Farm cafes in campus and other types of Sodexho accounts. Like Herb n' Farm, Sodexho also supports sustainable development practices, and is the only contract management company that is authorized to open Herb n' Farm locations.

[UK and USA]

Managing client employees
Partnering spirit begins with people, when managing staff as an outsourced service. How does Sodexho contribute to the careers of non-academic workers? The answer is innovation. At the University of Bradford, School of Management (UK), Sodexho's site supervisor gets support service staff more involved in the business plan. And at Tulsa Public Schools (Oklahoma, USA), Sodexho helps employees become better communicators, problem solvers and team players. "Partnering with us, since 1994, Sodexho delivers consistently high quality results," said Dr. David E. Sawyer, Tulsa Public Schools Superintendent.

Among our clients...

Alvstranden Gymnasium and University of Gothenburg (Sweden)
Arizona State University, Tempe (USA)
Atlanta Public Schools, (USA)
Beaufort County School District, NC (USA)
Brock University (Canada)
Canford School (UK)
Pontificia Universidad Catolica de Chile - Catholic University, Santiago (Chile) Cardinal Mercier middle school (Belgium)
Central kitchen, Anderlecht (Belgium)
Chinese International School, Hong Kong (China)
Claude Bernard University, Lyon (France)
Downe House, Newbury (UK)
ENAC, Toulouse (France)
Fine Arts University, Beijing (China)
Fordham University, New York (USA)
French Lycee Jean Mermoz, Buenos Aires (Argentina)
French Lycees of: Budapest (Hungary), Madrid (Spain), Riyadh (Saudi Arabia),
 Seoul (South Korea), Bathesda, MD (USA)
Georgia Institute of Technology (USA)
Gimnasio Moderno, Bogota (Colombia)
Granite School District, UT (USA) Griffith
Bribane (Australia)
Haagse Hogeschool, The Hague (Netherlands)
Helsinki School of Economics (Finland)
Hobart & William Smith College, Geneva (USA)
Huddersfield University (UK)
INSEAD (France and Singapore)
International School, Sotogrande, Cadiz (Spain)
International School, Dusseldorf (Germany)
International School, Helsinki (Finland)
International School, Perth (Australia)
Juilly middle school (France)
Kingswood Group, Norfolk and Isle of Wight (UK)
Lubbock Independent School District, TX (USA)
Massachusetts Institute of Technology, Cambridge, MA (USA)
Mosborough Primary School and Owler Brook Infant School, Sheffield (UK)
Passy Buzenval College, Rueil-Malmaison (France)
Providence School District, RI (USA)
Saddleback Valley Unified School District, CA (USA)
Saint Mary's College of California, Moraga (USA)
Saint Nicolas, Issy-les-Moulineaux (France)
Sainte Therese Campus, Ozoir-la-Ferriere (France)
Salem-Keizer School District, OR (USA)
Santa Rosa County School District, FL (USA)
School districts of Chalon-sur-Saone, Nice, Noisy-le-Grand and Rueil-Malmaison
 (France)
School districts of Aosta, Cesano Maderno, Collegno and Pietrasanta (Italy) Shanghai International School (China)
Stockholm University, Stockholm (Sweden)
Suzhou Singapore School (China)
The University of Technology, Helsinki (Finland)
Trinity School (UK)
Tulsa Public Schools, OK (USA)
United World College of South East Asia (Singapore)
United World College : Hong Kong (China), Montezuma, MO (USA), Vale of Glamorgan
 (UK)
University Andres Bello, Santiago (Chile)
University Hospital (Argentina)
University of Cagliari (Italy)
University of South Carolina, Columbia (USA)
University of Tampa, FL (USA)
University of Technology, Eindhoven (Netherlands)
University of Toronto (Canada)
Western Kentucky University (USA)
Wiltshire County Council (UK)
Yau Ma Tei Catholic Primary School, Hong Kong (China)
York University (Canada)

Remote Sites____________________________________________________________
Number 1 worldwide

   Revenues       Revenues         Share of          Number            Number
   (euro in       (US$ in           group             of                 of
   millions)      millions)        revenues        employees           sites

      550            588              5%             22,650            1,049

The food service market in figures
Estimated market value: 10 billion euro

Market trends
The market for remote site services strongly depends on mining, oil & gas, and construction investment. With new projects and exploration moving into harsher environments, this is where Sodexho now naturally finds opportunity. Furthermore, clients continue to favor service providers, who commit to sustainable development.

Source: Sodexho

Nicolas Japy
Sodexho Worldwide Market Champion, Remote Sites

"Our strategy of focusing on large accounts is beginning to pay off, since by partnering with these clients, we have the greatest opportunity to grow organically."


"Design, build and operate camps on remote sites is a special kind of business, because many contracts only last for a very limited time, their duration directly depending on that of our clients' worksites. For another thing, the most accessible oil and gas fields are already being exploited, which means the market is moving farther afield, to places that are even more difficult to reach. For these reasons, our strategy is to concentrate on those new projects, which are larger and last longer - even if those contracts can take years to come together, and hinge on deep knowledge of local conditions, plus the ability to nurture a partnering culture with indigenous companies, institutions, organizations, et cetera. Recent contract wins confirm the validity of this choice.

"Large accounts generate the most opportunity for organic growth in two ways. First, the farther away the project is, the more likely it is for clients to outsource their whole challenge of non-core services. This way, they can focus on their core business. Second, once your team is on the ground, there is a strong need for proactive partnering 'on the fly:' add-on services can amount to an average of 20 to 30 percent of the initial value of a contract.

"Sodexho's experience under extreme conditions (taking into account geographic, cultural and organizational constraints) and its multiservice offering - which extends from the supply of turnkey camps to securing provisions of water and fuel to providing maintenance and security on remote sites - this all contributes to ensuring successful client operations. However, the most important value-added of our know-how is that clients don't have to manage unfamiliar skills, in unfamiliar geographical locations.

"In the same sense, the ties we establish with local partners enable us to back our clients in a constructive process of sustainable development. We hire among the indigenous workforce, offer training dedicated to our mission, and define purchasing policies in favor of local suppliers. Today, the federating role we play is a decisive factor in contract negotiations, and is a key to success on each project."

--------------------------------------------------------------------------------
A well-designed camp can mean several million dollars in savings during the construction phase, and greater savings, when the camp is operational.

Through training the indigenous workforce and by cooperating with regional contractors, we act as a focus for local interests and help federate development.
--------------------------------------------------------------------------------

Achievements

Australia
In October 2002, Sodexho affiliate, Minesite Catering, receives the National Site Caterers Award at the National Awards for Excellence ceremony in Sydney.

Canada
The Canadian Council for Aboriginal Business (CCAB) cites our Remote Sites activity as one of only five companies to receive an award for Gold Level Achievement in the Progressive Aboriginal Relations Program (PAR).

Iceland
Sodexho starts up operations in a new country, as part of a project to build an aluminum processing plant.

Better together

[Papua, New Guinea]
BP Indonesia

"We chose Sodexho because of its ability to understand our needs, while respecting BP's commitment to no accidents, no risks for people, and no damage to the environment." David Clarkson, Senior Vice President, Tangguh Project, BP

3,200 km east of Jakarta

Papua occupies the western half of New Guinea, the world's largest tropical island. BP is set to develop the site of the Tangguh natural gas fields, which is in the Berau-Bintuni Bay region of Papua. BP intends the Tangguh Project to set high standards in socially and environmentally responsible resource development.

From the outset, the Tangguh Project has been designed and implemented according to an integrated, holistic approach, emphasizing community, partnership, consultation and corporate responsibility. In addition to generating substantial government revenues, the project works with diverse partners and local communities to attain sustainable development, cultural preservation and biodiversity conservation.

To get started, BP Indonesia looked for a partner to supply, install, maintain and operate a 150-man base camp and accommodation facility. It chose Sodexho. "This is not the first multiservice contract for our Indonesian team," recalled a Sodexho Sales Manager in Asia. "We won because our experience and understanding of the client's requirements made us more competitive."

The immediate challenge of this site was access. The site had no regular transportation networks, no jetty, and no roads. Sodexho procured the camp buildings from Brisbane, Australia, chartered a ship, and recruited professional installation engineers, purchased vehicles, tools and equipment, plus arranged for customs clearance. In line with its sustainable development policy, 60 percent of the Sodexho team were hired and trained on the site, and a program for the protection of the environment was started up, which called for sorting trash, and a waste-water treatment station.

Sodexho focused on satisfying BP Indonesia's requirements for a high standard of safety management from its contractor as well as delivering the camp on schedule and at a good price. In just 68 days, the fully-functional camp was commissioned, two days ahead of schedule, to the total satisfaction of the client, who then asked Sodexho to provide additional services.

[Worldwide]

Xchange contributes to local development
How to optimize the immediate and long-term benefits of each worksite for local economies? Sodexho strives to add value in terms of sustainable development. Xchange is Sodexho's name for its proactive approach. An additional advantage is fostering good relations and mutual understanding between indigenous populations and our clients. For instance in practice this means that, in Peru, it provides hospitality training to local staff, in Tanzania, it supplies aid for the production of fruits and vegetables, and in New Caledonia and in Nigeria, it offers consulting services for the creation of small businesses.

[Russia]

A first on Sakhalin Island
The Liquefied Natural Gas (LNG) plant at Korsakov, south Sakhalin, is the first LNG plant in Russia. The Sakhalin LNG plant is the world's first in a severely cold climate, too. Chiyoda, our client, had several reasons to justify its choice of Sodexho: a long-standing relationship with its company in Qatar and Oman, and our capacity to handle large projects in extreme environments and under difficult conditions. Sodexho has worked on Sakhalin for 10 years, gaining an understanding of the difficult terrain. Sodexho also provides services to Sakhalin Energy, and to Shell, the managers of the LNG project. Sodexho provided advice to Chiyoda on how camp services could be structured for maximum value. On a tight schedule, we are set to develop partnerships with local entities, hiring and training both international and local personnel as part of a multiservice contract, which is scheduled to begin in April 2004, serving up to 5,000 people. Chiyoda has also awarded Sodexho the responsibility for additional services, such as security (using the access control system, Sokeez), vehicle fleet management, snow clearance and waste treatment. Multiservice activity represents approximately 40 percent of the contract value. This success has made Sodexho a key partner for Sakhalin Island's development over the next 2 to 3 years.

[North America]

A high-security pipeline
The TransAlaska pipeline transports 30 percent of North America's oil for domestic consumption, making it one of the continent's most strategic sites. It is 1,200 km long, traverses extremely rugged terrain, and requires constant surveillance. Sodexho's subsidiary, Doyon Universal Services, a joint venture with local native populations, has managed this contract for 10 years, working for Alyeska Pipeline. Drawing from local workforces, 170 security professionals have been specially trained to ensure the safety of the pipeline all along its route.

Among our clients...

Oil & Gas

Agip, Norway, UK, USA
Alyeska Pipeline Company, USA (Alaska)
Apache Energy, USA
Bouygues Offshore, Nigeria, Western Africa
BP, Algeria, Argentina, Azerbaijan, Gulf of Mexico, Indonesia, Netherlands,
 Norway, UK, USA (Alaska)
Clyde Petroleum, Netherlands
ConocoPhillips, Indonesia, Syria, UK, USA (Alaska)
Diamond Offshore, Singapore, UK
ENAP, Chile
EnCana, Canada
Ensco, Indonesia, Thailand, India
ExxonMobil, Canada, Gulf of Mexico, Norway, Russia (Sakhalin), Saudi Arabia, UK,
 USA (California)
Global Industries, Gulf of Mexico
Global Santa Fe, Equatorial Guinea, Qatar, Thailand
Halliburton, Angola, Nigeria
Helmerich & Payne, Gulf of Mexico
Japan Drilling Company, Angola, Congo
KNPC, Kuwait
Maersk Contractors, Venezuela
Marathon Oil, Gabon, Gulf of Mexico, UK
Nabors Industries, Gulf of Mexico, Saudi Arabia, USA (Alaska)
NAM, Netherlands
Noble Drilling, Brazil, Gulf of Mexico, Netherlands, Nigeria, Qatar, UAE, UK
OBD Drilling, Indonesia
Occidental Petroleum, Qatar
Ocean Energy, Ivory Coast
Oceaneering, Angola, UK
Parker Drilling, Gulf of Mexico, Indonesia
Patra Drilling, Indonesia
PDO, Sultanate of Oman
PDVSA, Venezuela
Pemex, Mexico
Pluspetrol, Peru
Pride International, Angola, Gabon, Gulf of Mexico, India, Indonesia, Ivory
 Coast
QGPC, Qatar
Rowan Companies, Gulf of Mexico
Saipem, Congo, Nigeria, Norway
Sakhalin Energy Consortium, Russia SBM, Congo Schlumberger, Algeria, Gabon,
 Qatar, Sultanate of Oman, UAE, Venezuela Shell, Cameroon, Gabon, Gulf of Mexico, Netherlands, Norway, Russia (Sakhalin), Sultanate of Oman, UK
Smedvig Offshore, Norway, UK
Smit International, Singapore
Stolt Offshore,  Western Africa
TotalFinaElf, Argentina, Cameroon, Congo, Gabon, Gulf of Mexico, Nigeria,
 Netherlands, Norway, UK
Transocean, Inc., Brazil, Cameroon, Congo, Gulf of Mexico, Ivory Coast, Nigeria,
 Norway, Thailand, UK

Construction/Power

ABB, Saudi Arabia, Russia
Cosapi, Peru
Fluor Daniel, Bahamas, USA (Alaska)
Hydro-Quebec, Canada
Hyundai, Sultanate of Oman, UAE
JGC, Nigeria
Kellogg Brown & Root, Nigeria
Snamprogetti, Nigeria
Techint, Peru
Willbros, Nigeria

Mining

Anglo America, Chile
BHP Billiton, Canada, Chile
Barrick Gold, Australia, Canada, Tanzania
Cambior, Guyana, Surinam
Codelco, Chile
Croesus Mining, Australia
De Beers, Canada
Glencore, Kazakhstan
Kinross Gold Corporation, Russia
Lionore Mining International, Australia
MIM Holdings, Australia Noranda, Canada, Peru, Chile
North American Tungsten, Canada Rio Tinto, Australia, Chile Sons of Gwalia, Australia Teck, Peru, USA (Alaska) Western Mining, Australia

Service Vouchers and Cards_____________________________________________
Number 2 worldwide

   Revenues       Revenues         Share of       Number         Number
   (euro in       (US$ in           group           of             of
   million)       million)         revenues      employees      clients

      248            265              2%          2,700         285,000

The market in figures
Estimated issue volume: 30 billion euro, not including the impact of new services.

Market trends
From employee fringe benefits to innovative new services, which did not exist only two years ago, the market undergoes rapid change, revealing new prospects for considerable business development. Key factors are the political landscape that governs corporate social policies, and the importance of motivation and loyalty within retail distribution channels.

Source: Sodexho

Ivan Semenoff
President, Sodexho Pass

"No matter what the media (voucher, card or Internet), there are still plenty of services to be imagined and networks to be built, which enhance relations between companies and employees, or administrations and constituencies."


"Sodexho Pass has twenty years experience, one of the first to issue restaurant vouchers. The value for companies - simple to manage, tax advantages, and enthusiastic employee acceptance - led them to expand their use to managing other kinds of fringe benefits. Gradually, vacation, healthcare, training and other vouchers fleshed out our offering. Our partner networks diversified, too. Some 825,000 affiliates worldwide now benefit from sales growth and stronger consumer loyalty, thanks to our system.

"At the same time, administrations found Sodexho Pass a good partner to leverage their social policies, such as for food stamps, vaccinations, cultural programs, or refugee benefits. Our system and channels ensure complete accountability. Administrations gain different sources of value-added: simplified management and a way to combat fraud or illicit use of benefits. This all bolsters public health, employment, education, and more.

"For the past four years, we have been growing on average 20 percent per annum, but there is still plenty of upside potential. There isn't any cap on the number of services possible. Sodexho Pass defines three service categories: Daily Life, Incentive, Assistance.

"Recently, our focus shifted. Sodexho Pass is more and more present in incentive and loyalty schemes, serving distribution channels, as well as in promoting social policies.

"The marketplace is global. Our objective is to open up two new countries each year. Our geographic expansion is also an important source of organic growth, plus it contributes to hedging against currency exchange risks.

"Furthermore, it is by optimizing synergies with other Sodexho activities - for instance, leveraging the multiapplication smart card as an integrator of offerings in other markets - that we strengthen the potential for organic growth across the entire company."

Better together

[Belgium]
Finance Ministry

"We're giving entrepreneurial spirit a boost, just like we did with training vouchers." Jaak Gabriels, former Flemish, finance minister

Give Flemish small- and mid-sized enterprises (SMEs) a better chance to be informed before deciding

Flemish authorities are looking at many ways to develop regional economies. Better informed management at SMEs is one such scheme. These managers have twin preoccupations: decision-making that requires outside consulting, and protecting reserves by avoiding excessive capital expenditure.

Already last year, Sodexho Pass introduced training vouchers, 50-percent financed by local Flemish government, to boost job-skills development for employees of SMEs. The success of these vouchers led the Flemish, finance minister at the time, Jaak Gabriels, to ask Sodexho Pass to adapt that program to a new service concept - consultant vouchers - and to ensure the subsequent operations. These new vouchers would enable SMEs to get expertise in enterprise-critical areas, while also reigning in outlays for consulting services.

Each year, an enterprise can receive up to 820 vouchers, with an issue value of 30 euro apiece. The Flemish government contributes half. Vouchers are on a Web site, and grant access to an affiliate network of consultants. These meet certain Quality requirements, for instance, ISO or Q*for certification. Other experts can also be consulted, provided they are first vetted by a qualifying government agency.

As enablers of better SME strategic decision-making, Sodexho Pass contributes to two main objectives of Flemish authorities:
>> enhance entrepreneurial spirit,
>> reinforce the financial strength of enterprises.

On a macro-economic level, subsidies work towards their true purpose. They profit enterprises and consultants alike, plus foster progress across the entire region. The total budget for this operation is 5 million euro.

"UNIZO, representing small and independent Flemish enterprises, applauds this measure, which it has lobbied for," stated Pieter Vanhecke, Economics Consultant to UNIZO.

--------------------------------------------------------------------------------
Flemish SMEs have access to 330,000 consultant vouchers, starting March 4, 2003.
--------------------------------------------------------------------------------

[Spain]

What restaurant? Check your cell phone
Users of Sodexho Pass restaurant vouchers gain new mobility, when their cell phones become restaurant guides. If your phone can send a text message, Sodexho Pass can discover in less than 15 seconds where you are and send back a list of the closest affiliated eateries. That includes addresses, culinary offering, and approximate travel distances. It's all in real time, so you can even know the daily special. Aficionados of the Sodexho Pass Spanish Web site know to avoid peak periods, like between 1 p.m. and 3 p.m., and appreciate the choice of 16,000 participating restaurants.

[France]

Multiservice in a single, personalized card
Local issuers can now offer certain cardholders different services on a single smart card. A Sodexho Pass chip card, initially intended to pay for textbooks, is now enabled to provide three separate functions: textbook payment, plus access to sports and cultural events. At first reserved to 244,000 students in the Rhone-Alps region, there are currently 300,000 cardholders, since more services have meant more beneficiaries: job seekers, the handicapped, and members of local associations. The first multiapplication card in France, it is set for adoption in seven other regions.

[Argentina]

SoEasy, more value for affiliates
Sodexho Pass affiliates make more and more calls to client service centers, to know where their accounts stand. The SoEasy extranet platform provides this information in real time, saving money. Piloted in Belgium, Sodexho Pass rolled out the service in just three months in Argentina. A new application is set to allow each affiliate to download a monthly statement, concerning their operations.

Among our clients...

ABN Amro Bank, Argentina, Belgium, Brazil, Chile, Colombia, France, India,
 Luxembourg, Spain, Turkey
Adecco, Argentina, Belgium, Brazil, Colombia, Czech Republic, France, Italy,
 Luxembourg, Mexico, Romania, Spain, Turkey
AKZO Nobel, Belgium, Brazil, Hungary, Mexico
Alcatel, Brazil, China, Colombia, Hungary, India, Spain, Tunisia, Turkey Allianz, Czech Republic, Germany, Italy, Mexico, Tunisia
Alstom, Argentina, Austria, Chile, Czech Republic, Germany, Hungary,
India, Mexico, Spain, Tunisia, Turkey
Aventis, Argentina, Belgium, Chile, Colombia, Czech Republic, France, India,
 Italy, Mexico, Turkey
Axa Assurances, Chile, Colombia, Germany, Italy, Spain
Banco Bradesco, Brazil
BASF, Argentina, Belgium, China, Colombia, Turkey
BNP Paribas, Czech Republic, France, Germany, Luxembourg, Spain, Tunisia, Turkey Carso Global Telecom, Mexico
Cisco Systems, Belgium, India, Luxembourg, Spain, Turkey
Citigroup, Brazil, Czech Republic, Slovakia
Coca-Cola, Argentina, Belgium, China, Colombia, India, Italy, Luxembourg, Czech
 Republic, Slovakia, Tunisia
County Councils, Essex, Kent, Northampton, Norfolk (UK)
Credit Lyonnais, Czech Republic, France, India, Luxembourg, Slovakia, Spain,
 Turkey
Department of Defense, Caracas (Venezuela)
Department of Health and Safety, Caracas (Venezuela)
Deutsche Bank, Argentina, Austria, Germany, India, Luxembourg, Spain
Deutsche Telekom, Austria, Czech Republic, Germany
Federal Province of Styria, Salzburg (Austria)
France Telecom, Argentina, France, Italy
French National Employment Agency, Paris (France)
Government of Rioja and Salta Counties (Argentina)
Government of Sardinia (Italy)
Hewlett-Packard, Austria, Belgium, Colombia, Czech Republic, Germany, India,
 Italy, Mexico, Turkey
Home Office police, Vienna (Austria)
ING Group, Argentina, Belgium, Chile, Spain, Slovakia, Turkey Itausa-Investimentos Itau, Brazil La Poste, Belgium, Hungary Manpower,
 Argentina, Belgium, Colombia, Germany, Mexico, Tunisia
Ministry of Flemish Affairs, Belgium
Municipality of Lyon, (France)
Nokia, Colombia, India, Turkey
Nortel Networks, Colombia, Italy, Spain, Turkey
ONEM - Ministry of Employment, Brussels (Belgium)
Pepsi-Cola, Argentina, Brazil, Czech Republic, Hungary, Mexico,
Pfizer, Austria, Colombia, Czech Republic, India, Spain, Tunisia, Turkey, Pharmacia, Argentina, China, Colombia, Czech Republic
Renault, Argentina, Austria, Belgium, Italy, Mexico, Romania
Royal Ahold, Argentina, Czech Republic, Slovakia
Samsung Electronics, Argentina, Austria, Belgium, Colombia, Germany, Mexico,
 Slovakia, Tunisia
Siemens, Austria, Belgium, Brazil, Colombia, Czech Republic, France, Germany,
 India, Mexico, Romania, Slovakia, Turkey
Sony, Austria, Belgium, Colombia, Czech Republic, Germany, France, India, Italy,
 Spain
Total, Belgium, Brazil, Spain, Czech Republic, Tunisia, Turkey
Unilever, Argentina, Belgium, Colombia, Spain, Tunisia, Turkey
Volkswagen, Belgium, Mexico, Romania

                                                         INVESTOR INFORMATION


                                   For you...










                         ...transparency is our priority

Financial summary

Consolidated Financial Highlights

o Consolidated revenues during the fiscal year amounted to EUR 11,687 million, with 3.1 % organic growth and a negative currency impact of 10%.
o Consolidated EBITA amounted to EUR 514 million.
o Group net income amounted to EUR 162 million in fiscal 2003, compared with EUR 183 million in the prior fiscal year.
o Earnings per share amounted to EUR 1.02.

Five-Year Consolidated Financial Summary (in millions of euro)


                 2002-2003     2002-2003     2001-2002   2000-2001   1999-2000    1998-1999


                 (in                (in millions of euro, except per share amounts)
                 millions
                 of USD,
                 except
                 per share
                 amounts)
                 (4)

Revenues           12,490        11,687        12,612        11,943        10,505        9,032

Percentage
 change
- at current
  exchange rates     8.7 %        (7.3)%         5.6 %       13.7 %        16.3 %       44.2 %
- at constant
  exchange rates     3.2 %         2.7 %         8.1 %        8.6 %        10.7 %       42.9 %

Percentage of
 revenues
 generated
 outside France        -          85.2 %        86.7 %       88.7 %        88.5 %       88 %

Net income
 before minority
 interests :          184           171           196           205           154          188

- Group net
  income              174           162           183           138            85          132

- Minority
  interests            10             9            13            67            69           56

Cash provided
 by operating
 activities (3)       418           390           391           410           375          302

Dividends
 distributed          104            97            97            89            75           60

Number of
 employees
 at August 31          -        308,385       315,141       313,469       285,986      269,973

Number of
 sites                 -         23,873        24,681        24,325        22,172       21,103

Average number
 of shares
 outstanding
 (1)                   -    159,021,546   158,814,504   138,180,536   134,262,484  133,873,969

Earnings
 per share  (2)      1.09         1.02         1.15           1.00           0.63         0.98

Dividends
 per share (2)       0.65         0.61         0.61           0.56           0.56         0.45

Share price
 at August 31
 (in euro) (2)      31.34        26.68        29.90          53.00          44.10        38.88


(1) Based on the average number of shares outstanding per month. Figures for 1998-1999 and 1999-2000 have been restated for the March 7, 2001 four-for-one stock split.
(2) Restated for note (1).
(3) Includes dividends received from subsidiaries accounted for using the equity method.
(4) Euro have been translated into US dollars at the rate of USD 1 = EUR 0.93565, which is the average rate for fiscal 2003, excepted for the share price which is calculated at the closing rate as of August, 31, 2003, USD 1 = EUR 0.915164.

Consolidated income statement

                    Fiscal              Fiscal          Fiscal       Fiscal
                   2002-2003           2002-2003      2001-2002     2000-2001
                 (in millions of             (in millions of euro,
                 USD, except per            except per share amounts)
                 share amounts)

Revenues            12,490              11,687          12,612         11,943

Other income            40                  37              54            113

Purchases           (4,227)             (3,955)         (4,559)        (4,416)

Employee costs      (5,898)             (5,519)         (5,868)        (5,437)

Other external
 charges            (1,584)             (1,482)         (1,464)        (1,430)

Taxes, other
 than income
 taxes                 (84)                (79)            (74)           (75)

Depreciation and
 increase in
 provisions           (188)               (175)           (173)          (112)
                    -------             -------        --------        --------
Earnings before
 interest,
 exceptional items,
 income taxes,
 income from
 equity method
 investees,
 goodwill
 amortization
 and minority
 interests (EBITA)     549                 514             528            586

Financial expense,
 net                  (162)               (152)           (166)          (122)
                    -------             -------        --------        --------
Income before
 exceptional items,
 income taxes,
 income from
 equity method
 investees,
 goodwill
 amortization
 and minority
 interests             387                 362            362             464

Exceptional income
 (expense), net          1                   1             23             (51)

Income taxes          (143)               (134)          (126)           (162)
                    -------             -------        --------        --------

Net income
 before income
 from equity
 method
 investees,
 goodwill
 amortization
 and minority
 interests             245                 229            259             251
                    -------             -------        --------        --------

Net income
 (loss) from
  equity method
  investees              5                   4              4              (2)

Goodwill
 amortization          (66)                (62)           (67)            (44)
                    -------             -------        --------        --------
Net income
 before
 minority
 interests             184                 171            196             205

Minority interests      10                   9             13              67
                    -------             -------        --------        --------
GROUP NET INCOME       174                 162            183             138
                    =======             =======        ========        ========
Earnings
 per share            1.09                1.02           1.15            1.00

Diluted
 earnings
 per share            1.07                1.00           1.13            0.99

Euro have been translated into US dollars at the rate of USD 1 = EUR 0.93565, which is the average rate for fiscal 2003.


Although revenues declined by 7.3 % due to exchange rate differences, organic growth rose to 3.1%.

EBITA declined by 2.6%. Excluding the negative currency effect, EBITA amounted to 9.8%. Group net income declined by 11.3%.

Consolidated balance sheet

                      Aug. 31,    Aug. 31,   Aug. 31,    Aug. 31,                       Aug. 31,    Aug. 31,   Aug. 31,    Aug. 31,
                       2003        2003       2002        2001                           2003        2003       2002         2001
                       (in           (in millions of euro)                               (in             (in millions of euro)
                      millions                                                          millions
                      of USD)                                                           of USD)
Fixed and intangible                                                 Group shareholders'
 assets, net                                                          equity

Goodwill               1,630       1,492      1,616       1,710      Common stock         695         636         636          630
Intangible assets      2,935       2,686      2,940       3,021      Additional paid
                                                                      in capital        1,296       1,186       1,191        1,141
Property, plant and      414         379        371         371      Consolidated
equipment                                                             reserves            466         427         571          634
                                                                                       -------     -------     -------      -------
Financial investments     70          64         67          68      Total Group
                                                                      shareholders'
Equity method                                                         equity            2,457       2,249       2,398        2,405
 investees                21          19         11           6
                      -------     -------    -------     -------
Total fixed
and intangible                                                        Minority
assets, net            5,070       4,640      5,005       5,176        interests           73          66          73          131

                                                                       Provisions for
Current and other                                                       contingencies
 assets                                                                 and losses         98          89          99           93

Inventories              186         170        170         193        Liabilities
Accounts receivable,
 net                   1,511       1,383      1,456       1,518        Borrowings       2,718       2,488       2,693        2,781
Prepaid expenses,                                                      Accounts 8
 other receivables                                                      payable         1,232       1,128       1,251        1,260
 and other assets        696         637        606         567        Vouchers
Marketable securities    592         542        553         357         payable           868         794         732          729
Restricted cash          182         166        165         152        Other
Cash                     623         570        589         704         liabilities     1,414       1,294       1,298        1,260
                      -------     -------    -------     -------                       -------     -------     -------      -------
Total current and                                                      Total
other assets           3,790       3,468      3,539       3,491         liabilities     6,232       5,704       5,974        6,038
                      -------     -------    -------     -------                       -------     -------     -------      -------
                                                                       Total
Total assets           8,860       8,108      8,544       8,667         liabilities     8,860       8,108       8,544        8,667
                      =======     =======    =======     =======                       =======     =======     =======      =======

Euro have been translated into US dollars at the rate of USD 1 = EUR 0.915164, which is the closing rate as of August 31, 2003.

Permanent capital covered 88% of fixed assets.
Borrowings, net of marketable securities, restricted cash and cash, amounted to 52% of shareholders' equity.

Cash flow statement

                                                                   Fiscal           Fiscal        Fiscal        Fiscal
                                                                  2002-2003        2002-2003     2001-2002     2000-2001
                                                               (in millions of             (in millions of euro)
                                                                     USD)

Cash provided by operating activities (1)                              418           390           391           410

Change in working capital from operating activities                    106           100           228           144
                                                                    -------        ------        ------         ------
Net cash flow from operating activities                                524           490           619           554

Tangible fixed assets, net of disposals                               (257)         (241)         (297)         (238)

Fixed asset disposals                                                   16            15            33            31

Financial investments, net of disposals                                (36)          (33)          (48)       (1,739)

Changes in other financial assets and working capital from             (20)          (19)           (3)          (13)
investing activities
                                                                    -------        ------        ------         ------
Net cash used in investing activities                                 (297)         (278)         (315)       (1,959)

Dividends paid                                                        (112)         (105)         (102)          (83)

Increase in shareholders' equity                                        -             -             59         1,020

Proceeds from borrowings                                               111           104         1,120         1,977

Repayment of borrowings                                               (190)         (178)       (1,146)       (1,142)

Change in working capital from financing activities                    (25)          (23)           (1)           (9)
                                                                    -------        ------        ------        ------
Net cash provided by (used in) financing activities                   (216)         (202)          (70)        1,763
                                                                    -------        ------        ------        ------
INCREASE IN NET CASH, CASH EQUIVALENTS AND
 MARKETABLE SECURITIES                                                  11            10           234           358
                                                                    =======        ======        ======        =======

Euro have been translated into US dollars at the rate of USD 1 = EUR 0.93565, which is the average rate for fiscal 2003.

(1) Includes dividends received from subsidiaries accounted for using the equity method.

Corporate Governance____________________________________________________

The Board of Directors

The Board of Directors comprises twelve members, including one Canadian and one British Director. At the present time, the term "independent director" does not have a legal definition in French law. In the Bouton report " for the sake of simplicity, the definition of independent director is set forth as follows: `a director is independent when he or she has no relationship of any nature with the Company, the Group or its management, which could compromise the exercise of his or her free judgment.'"

In the spirit of this definition, the Board of Directors considers that all of Sodexho Alliance's directors are independent.

Nonetheless, in order to conform to other definitions and with the advice of the Selection Committee, the Board of Directors considers the following individuals are independent directors: Mr. Paul Jeanbart, Mr. Edouard de Royere, Mr. Francois Perigot, and Mr. Mark Tompkins.

Our Board of Directors is a cohesive authority which collectively represents all of our shareholders and requires each Director to act in all circumstances in the interests of all of our shareholders and in the interests of the business.

Directors are chosen for their ability to act in the interests of all shareholders, in addition to their expertise, experience and understanding of strategic challenges in markets where the Group operates, thus contributing to an in-depth knowledge of our businesses.

To support its decision-making process, the Board has created three specialized committees:

o The Selection Committee for Board members and corporate officers, comprising Francois Perigot* (Committee Chairman), Pierre Bellon, Edouard de Royere* and Remi Baudin, examines the Chairman's proposals, prepares recommendations to present to the Board, and keeps an up-to-date, confidential list of potential replacements in case a position becomes vacant. During the fiscal year, the Selection Committee met three times to review matters such as Mr. Pierre Bellon's succession, the replacement of Albert George, President and Chief Operating Officer, for health reasons, the assessment of directors' independence and the replacement of an outgoing director whose term was expiring.

o The Compensation Committee, comprising Remi Baudin (Committee Chairman), Pierre Bellon, Edouard de Royere* and Francois Perigot*, proposes compensation packages for corporate officers and senior executives, and recommends executive compensation and incentive policies.
      The committee met three times during the fiscal year to provide the Board of Directors with recommendations concerning the following: the feasibility of a new Employee Savings Plan, new stock option plans and revised rules, management retirement benefit plans and related comparisons between France, the United Kingdom and the United States, and compensation packages for the Chairman and Chief Executive Officer and the President and Chief Operating Officer.

o The Audit Committee is comprised of Edouard de Royere* (Committee Chairman and Finance Expert), Paul Jeanbart* and Mark Tompkins*. Sophie Clamens and Remi Baudin are invited to attend all of the meetings, but are not members.

      As defined in its Charter, the Audit Committee is responsible for preparing Board resolutions related to accounts and accounting procedures, relations with the outside auditors and Group internal control procedures.

      During fiscal 2003, the Audit Committee met three times to discuss various issues which included the recruitment of a senior executive to head the internal audit department, the company's accounting for retirement plan obligations, the impact of International Financial Reporting Standards
      (IFRS) on the consolidated financial statements and management's initiative to evaluate internal control procedures for the President's Report in order to comply with the recent French "Loi sur la Securite Financiere" and section 404 of the Sarbanes-Oxley Act in the United States.

      The Audit Committee also approved the Internal Audit Plan for fiscal 2004 and implemented a procedure for its pre-approval of audit and non-audit engagements of the company's external auditors and their affiliates.

      *Independent director

Members of the Board of Directors as of August 31, 2003

                                                                                                First           Term
                                                                                               elected          expires

Pierre Bellon                 Chairman                                                      Nov. 14, 1974       2004
Remi Baudin                   Vice Chairman                                                 Feb. 25, 1983       2004
Astrid Bellon                 Member of the Executive Board, Bellon SA                      July 26, 1989       2004
Bernard Bellon                Chief Executive Officer, Finadvance                           Feb. 26, 1975       2006
Francois-Xavier Bellon        Member of the Executive Board, Bellon SA                      July 26, 1989       2004
Sophie Clamens                Chairman of the Executive Board, Bellon SA                    July 26, 1989       2004
Paul Jeanbart*                Chief Executive Officer, Rolaco                               Feb. 13, 1996       2005
Charles Milhaud               Chairman of the Executive Board, CNCE                         Feb.  4, 2003       2006
Francois Perigot *            Chairman of MEDEF International                               Feb. 13, 1996       2005
Edouard de Royere *           Honorary Chairman, L'Air Liquide                              Feb. 13, 1996       2005
Nathalie Szabo                Member of the Executive Board, Bellon SA                      July 26, 1989       2004
Mark Tompkins *               Corporate Director                                            Feb.  5, 2002       2005

* Independent director

Together, Board members directly own less than an aggregate 0.5% of the Company's issued capital.

Operating Procedures of the Board of Directors

The Board of Directors is governed by the Board's Internal Rules that establish its mission, set the number of Board members, define the Director's responsibilities, and determine the number of Board meetings and the allocation of Directors' fees. In addition, these rules also establish the policy for issuing guarantees, set evaluation criteria for the Board's operating procedures and define the authority of general management.

Mission of the Board of Directors

The Board of Directors is responsible for defining the company's strategy and designating corporate officers who will manage the company in accordance with this strategy, controlling its management, evaluating internal control procedures and monitoring the quality of information provided to shareholders and financial markets.
As required by law, the Board finalizes the Group's financial statements, proposes dividends, determines investments and establishes financial policy.

Senior executives regularly inform the Board of the resources used in their respective businesses and action plans introduced to meet objectives.

Financial statements are reviewed during in-depth meetings attended by the entire Board, with the participation, when necessary, of the Group's operations and finance managers, internal auditors and the statutory auditors. Lastly, the Board is regularly informed of questions, comments and criticism expressed by shareholders, whether in meetings organized by Sodexho or via letter, e-mail or phone.

The Board met nine times during fiscal year 2003, in line with Sodexho guidelines and procedures calling for a minimum of four meetings a year. The average attendance rate was 82%.

The Director's Charter

o In addition to requirements stated in the by-laws, all Directors must personally own at least 400 Sodexho Alliance shares.

o All unreleased information that Directors receive in the course of their duties is considered confidential. In addition, Directors are forbidden from trading in Sodexho Alliance securities during the three months immediately preceding the Board meeting scheduled to close the accounts for the year.

o Except in case of force majeure, all Directors must attend the Annual Meeting of Sodexho Alliance Shareholders

Allocation of Directors' Fees

Directors' fees, whose amount is determined at the Annual Meeting of Shareholders, are allocated according to the following criteria:

       70% for regular attendance at Board meetings.
       5% for the additional portion allocated to the Chairman.
       25% for participation in specialized committees.

For fiscal year 2003, an aggregate EUR 118,400 in Directors' fees was allocated to members of the Board, out of a total EUR 150,000 approved by shareholders.

Evaluation of the Board of Directors' Operating Procedures

The Board of Directors appointed one of its members to evaluate its own operating procedures based on individual survey questionnaires. The results of this survey will be presented to the Chairman for discussion among the Board members in order to evaluate the need, if any, for a review of the Board's Internal Rules.

Information about Members of the Board of Directors

o Pierre Bellon

  Born January 24, 1930
  Married, four children
  Graduate of Ecole des Hautes Etudes Commerciales

     Background

     Mr. Bellon joined Societe d'Exploitations Hotelieres, Aeriennes, Maritimes et Terrestres in 1958 as Assistant Manager. He later served as Managing Director and then Chairman and Chief Executive Officer.
     - In 1966, he founded Sodexho SA, which became Sodexho Alliance SA in 1997. Mr. Bellon is currently Chairman and Chief Executive Officer.
     - Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls Sodexho, and also served as Chairman of the Executive Board from 1996 to 2002. He became Chairman of the Supervisory Board in February 2002.

     Mr. Bellon was also:
     o National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970.
     o President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975.
     o Member of the Economic and Social Council from 1969 to 1979.

     He has also been:
     o Vice-President of the MEDEF (formerly CNPF) since 1981.
     o President/Founder of the Management Improvement Association.
     o Member of the Board of the National Association of Joint-Stock  Companies
     (ANSA).

     Other corporate offices held:
     o L'Air  Liquide  (Member of the  Supervisory  Board until May 15,  2003)
     o Pinault-Printemps-Redoute (Member of the Supervisory Board)
     o Director of a number of companies within the Sodexho Group.

     Number of Sodexho Alliance shares held: 12,900

     With his children, Mr. Bellon holds 54.9% of shares in Bellon SA, which owns a 38.63% interest in Sodexho Alliance.

o Remi Baudin

     Born October 19, 1930
     Married, four children
     Graduate of Ecole des Hautes Etudes Commerciales

     Background

     Before helping Pierre Bellon to create Sodexho, Mr. Baudin took part in a number of foreign projects for management consultancy SEMA, from 1957 to 1965.

     He reorganized and managed the ship refueling business (1965-1969), then created a joint venture with Sonatrach in remote site management and headed the two companies' joint subsidiary in Algeria (1969-1970). He successively managed the Food Services France division and started up operations in Belgium (1971-1976); the France and Africa division, overseeing start-ups in Cameroon, Nigeria, Ivory Coast, Angola, Benin, Equatorial Guinea, Algeria and Libya (1977-1982); and the Food Services France and Europe division (1982-1992).

     Mr. Baudin is also Founding Chairman of FERCO, the European food services confederation.
     o Bellon SA (Chairman of the Supervisory Board from 1996 to 2002 and currently serves as Vice Chairman)
     o Sodexho Alliance (Vice Chairman of the Board of Directors)

      Number of Sodexho Alliance shares held: 2,941

o Astrid Bellon

     Born April 16, 1969
     Graduate of ESLSCA
     Earned a Master of Arts in film studies in New York.

     Background

     Ms. Bellon has worked in the television and movie industry since 1999. She is a shareholder of Les Films d'a Cote, a company she created in 2000.

     o Bellon SA (Member of the Executive Board)

     Number of Sodexho Alliance shares held: 37,683

o Bernard Bellon

      Born August 11, 1935
      Married, three children
      Degree in French Literature from IAE Aix - Marseille

      Background

      Mr. Bellon was Director of Compagnie Hoteliere du Midi (a member of the Compagnie de Navigation Mixte Group) from 1962 to 1970 and then held various managerial positions in banking at CIC-Banque de Union Europeenne Group from 1970 to 1988. In 1988, he founded Finadvance SA, a venture capital company, and has served as its Chairman since then.

     o Bellon SA (Member of the Supervisory Board)

     Other corporate offices held:

     o Perfin SA (Managing Director)
     o CIC France
     o Allios Industrie

     Number of Sodexho Alliance shares held: 376,732

o Francois-Xavier Bellon

     Born September 10, 1965
     Married, three children
     Graduate of the European Business School

     Background

     Mr. Bellon began his career in the temporary employment industry as an agency manager for Adia France (1990-1991), then for Ecco in Barcelona, Spain (1992-1995), where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995). He joined the Group in 1995 as Regional Manager followed by Development Manager in the healthcare segment in France. Since 1999, he has held the position of Managing Director of Sodexho in Mexico.

     o Bellon SA (Member of the Executive Board)

     Number of Sodexho Alliance shares held: 37,343

o Sophie Clamens

     Born August 19, 1961
     Married, four children
     Graduate of Ecole des Hautes Etudes Commerciales du Nord

     Background

     From 1985 to 1987, Mrs. Clamens was employed by Credit Lyonnais in New York as a mergers and acquisitions advisor for the bank's French clientele. She later worked as a sales agent for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani, from 1987 to 1992.

     Mrs. Clamens joined the Group's Finance Department in 1994, initially as a development analyst and was later responsible for strategic financial planning.

     Since 2002, she has been manager of Strategic and Management Control.

     o Bellon SA (Chairman of the Executive Board since 2002)
     o Sodexho Alliance (Secretary of the Audit Committee)

     Number of Sodexho Alliance shares held: 7,964

o Paul Jeanbart

     Born August 23, 1939
     Married, three children
     Civil engineer

     Background

     Co-founder, partner and Chief Executive Officer of the Rolaco Group since 1967

     Other corporate offices held:
     o Oryx Finance Limited, Grand Cayman (Chairman)
     o Intercontinental Hotels Geneva (Chairman of the Board of Directors)
     o Rolaco Holding SA (Managing Director)
     o Semiramis Hotel Co., Delta International Bank, XL Capital Limited, and Nasco Insurance Group (Member of the Boards of Directors)
     o Club Mediterranee SA (Member of the Supervisory Board)

Number of Sodexho Alliance shares held: 400

o Charles Milhaud

     Born February 20, 1943
     Married, 2 children
     Advanced degrees in Mathematics, Physics and Chemistry

     Background

     In 1964 Mr. Milhaud joined the Caisse d'Epargne and was appointed Chief Executive Officer of the Bouches du Rhone and Corsica region in 1983. He was also a member of the Supervisory Board of the Centre National des Caisses d'Epargne (CENCEP) and in 1995 became Vice President of the Board of Directors for Caisse Centrale des Caisses d'Epargne. In 1999, these two institutions merged to create the Caisse Nationale des Caisses d'Epargne
     (CNCE) of which Mr. Milhaud was appointed Chairman of the Executive Board.

     Other corporate offices held:
     o Eulia Compagnie Financiere (Chairman of the Board of Directors and Chief Executive Officer)
     o Credit Foncier de France (Chairman of the Supervisory Board)
     o Financiere Oceor (Chairman of the Supervisory Board)
     o CNP Assurance (Member of the Supervisory Board)
     o Sopassure and Banque internationale des Mascareignes (Member of the Boards of Directors)
     o Banque de Tahiti, Holassure, Banque des Iles Saint-Pierre-et-Miquelon, Banque des Antilles Francaises, Credit Saint-Pierrais, Banque de la Reunion and Banque de Nouvelle-Caledonie (Permanent representative of CNCE on the Boards of Directors)
     o CM Investissements Sarl (Manager)

     Number of Sodexho Alliance shares held: 400

o Francois Perigot

     Born May 12, 1926
     Married
     Advanced law degree and graduate of Institut d'Etudes Politiques in Paris

     Background

     After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr. Perigot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Platre, and from 1988 to 1998 he served as Vice Chairman, and later Chairman, of UNICE, the European union of employer and industry confederations.

     Mr. Perigot has also been:
     o President of the Enterprise Institute (1983-1986).
     o President of the National Council of French Employers (1986-1994).
     o Member of the Executive Committee of the International Chamber of Commerce (1987-1989).
     o Member of the Economic and Social Council (1989-1999).
      He is currently serving as:
     o President of the Franco-Dutch Chamber of Commerce, since 1996.
     o President of MEDEF International, since 1997.
     o Chairman of the International Employers' Organization, since June 2001

     Other corporate offices held:
     o Astra Calve
     o Lever
          - CDC Participations
          - Sabate-Diosos

     Number of Sodexho Alliance shares held: 400

o Edouard de Royere

     Born June 26, 1932
     Married, three children
     Graduate of Ecole Superieure de Commerce in Paris

     Background

     After working as an authorized representative with power of attorney for Credit Lyonnais and as Director of Union Immobiliere et Financiere, Mr. de Royere joined L'Air Liquide in 1966. He successively held the positions of General Secretary to senior management and Investor Relations Manager, and, in 1967, was appointed Company Secretary. After having served as a member of the Board of L'Air Liquide from 1971 to 2001, Assistant Managing
     Director of the Company in 1979, Vice Chairman in 1982 and Chairman and Chief Executive Officer from 1985 to 1995. He has been a member of the Supervisory Board since 2001.

     He was named Honorary Chairman of L'Air Liquide in 1997.
     He is also President of the National  Association of Joint-Stock  Companies
     (ANSA).

     Other corporate offices held:
     o Danone (until April 2003)
     o L'Oreal (until May 2003)
     o Michelin (Member of the Supervisory Board)

     Number of Sodexho Alliance shares held: 3,587

o Nathalie Szabo

     Born January 26, 1964
     Married, three children, legal guardian for two nephews
     Graduate of the European Business School

     Background

     Mrs. Szabo began her career in the food services industry in 1987. From 1989 to 1992, she served as an account manager for Scott Traiteur, and Sales Manager of "Le Pavillon Royal".

     She joined Sodexho in March 1996 as Sales Director for Sodexho Prestige in France. In 1999, she became Regional Manager and in September 2003 she was appointed Managing Director for Sodexho Prestige.

     o Bellon SA (Member of the Executive Board)

     Number of Sodexho Alliance shares held: 1,147

o H.J. Mark Tompkins

      Born November 2, 1940
      Married, three children
      Masters degree in Natural Sciences and Economy from the University of Cambridge and an MBA from Institut Europeen d'Administration des Affaires (INSEAD)

     Background

     Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the UK, continental Europe and the US. He joined the Slater Walker Securities group in 1972 and was named Chief Executive Officer of Compagnie Financiere Haussmann, a publicly traded company in France. From 1975 through 1987, he was active in residential and commercial property investment in the Middle East, Germany, Spain, France and the United States. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, biopharmaceutical, wholesale and distribution, tourism and leisure, and manufacturing sectors.

     Other corporate offices held:

     Mr. Tompkins is or was on the Board of Directors of:
     o Baobaz S.A. (until October, 22, 2003)
     o Bio Projects International Plc. (until September 1, 2003)
     o Calcitech Ltd.
     o Healthcare Enterprise Group Plc.
     o Partners Holdings Plc. (until October 31, 2002)
     o Kingkaroo (Pty) Ltd.

     Number of Sodexho Alliance shares held: 400

Executive Compensation and Incentive Policies for Fiscal 2003

Compensation allocated to members of the Board of Directors in accordance with article : L. 225-102-1 (French Commercial Code)

                            Total        Sodexho Alliance         Bellon SA
 In euro                     (2)         Directors' Fees             (3)

Pierre Bellon             646,372             12,800                330,480
Remi Baudin                14,300             12,800                  1,500
Astrid Bellon              59,800              6,400                 53,400
Bernard Bellon              7,900              6,400                  1,500
Francois-Xavier Bellon    256,773              6,400                112,900
Sophie Clamens            134,800             12,800                122,000
Patrice Douce (1)          35,460              3,200
Paul Jeanbart              12,800             12,800
Charles Milhaud             3,200              3,200
Francois Perigot           12,800             12,800
Edouard de Royere          12,800             12,800
Nathalie Szabo            106,608              6,400                 67,900
Mark Tompkins               9,600              9,600

(1) Director until February 4, 2003
(2) Total amount which includes Directors' fees paid by Sodexho Alliance and compensation of any kind allocated for responsibilities in Bellon SA and Sodexho Alliance
(3) Compensation of any kind allocated for responsibilities in Bellon
S.A.

Compensation allocated to the Presidents and Chief Operating Officers in accordance with article : L. 225-102-1 (French Commercial Code)

Compensation comprises base salary, performance bonus and fringe benefits. The bonus, which represents a substantial proportion of total compensation, varies depending on the degree to which annual objectives are met.


      President and COO          Base (1)      Variable (2)     Total


     Jean Michel Dhenain (3)     284,564        149,732         EUR  434,296
     Albert George (4)           252,671        158,795         EUR  411,466
     Michel Landel (3)           538,598        309,075         EUR  847,673

(1) Base salary, fringe benefits, additional retirement
(2) Performance bonus and Restricted Share Units xercised in December 2002
(3) President and Chief Operating Officers for Sodexho Alliance as of June 12, 2003
(4) President and Chief Operating Officer for Sodexho Alliance until June 12, 2003, on leave of absence for health reasons since January 2003

Compensation allocated to members of the Executive Committee by Sodexho Alliance

In fiscal year 2003, the Group allocated total compensation of EUR 2,682,582 to the seven people who were members of the Executive Committee as of August 31, 2003. Total compensation was comprised of a base amount of EUR 1,848,557 and a variable amount of EUR 834,025.

Stock Option Policy

Stock options for Group executives are designed to meet two objectives:

o To link the financial interests of executives to those of our shareholders.

o To attract and retain the entrepreneurs we need to expand and strengthen our market leadership.

Stock options granted to employees

Until 1999, thirteen plans granted stock options to a limited number of employees. In 2000, the Board decided to broaden the stock option program to a much larger number of executives. As a result, stock options deepen the community of interests shared by executives and shareholders.


   Date of Board      Potential total      Number of    Exercise period  Options expire   Subscription     Number of
      Meeting         number of shares      options          begins                         price        options not
                      to be subscribed   attributed to                                                   exercised at
    Description             (6)          Group senior                                                   Aug. 31, 2003
                                        executives (5)                                                       (4)
------------------------------------------------------------------------------------------------------------------------
   Dec. 11, 1997 (2)
   Options to
   subscribe
   new shares           103,066(1)         16,359        Dec. 11, 2001     Dec. 10, 2003    EUR 27.11(1)      53,168

   Dec. 10, 1998 (2)
   Options to subscribe
   new shares            25,766(1)         19,631        Dec. 10, 2002     Dec. 9, 2003     EUR 38.17(1)      23,721

   Feb. 23, 1999 (2)
   Options to subscribe
   new shares            16,359(1)              0        Feb. 23, 2003     Feb. 22, 2004    EUR 37.17(1)      16,359

   Jan. 25, 2000 (2)
   Options to purchase
   existing shares      274,709(1)         22,578        Mar. 1, 2004      Jan. 24, 2005    EUR 39.86(1)     215,757

   Apr. 4, 2000 (2)
   Options to purchase
   existing shares       14,117(1)              0        Mar. 1, 2004      Jan. 24, 2005    EUR 39.86(1)       7,489

   Jan. 24, 2001 (3)
   Options to purchase  356,392(1)         25,767        Mar. 1, 2005      Jan. 23, 2006    EUR 48.42(1)     319,135
   existing shares

   Jan. 11, 2002 (3)
   Options to purchase
   existing shares (A)  470,740            46,500        Jan. 11, 2006     Jan. 10, 2007    EUR 47           429,640

   Jan. 11, 2002 (3)
   Options to purchase
   existing shares
   (B)                1,186,542            60,000        Jan. 11, 2006     Jan. 10, 2008    EUR 47          1,121,617

   Sep. 17, 2002 (3)
   Options to purchase
   existing shares       12,000                 0        Apr. 1, 2006      Mar. 31, 2008    EUR 47             12,000

   Oct. 10, 2002 (3)
   Options to purchase
   existing shares (A)    1,820                 0        Oct. 10, 2006     Oct. 9, 2007     EUR 21.87           1,750

   Oct. 10, 2002 (3)
   Options to purchase
   existing shares
   (B)                1,186,542            60,000        Jan. 11, 2006     Jan. 10, 2008    EUR 47          1,121,617

   Jan. 27, 2003 (3)
   Options to purchase
   existing shares
   (A)               1,147,100            214,000        Jan. 27, 2004     Jan. 26, 2009    EUR 24          1,130,300

   Jan. 27, 2003 (3)
   Options to purchase
   existing shares
   (B)               1,713,950             40,000        Jan. 27, 2004      Jan. 26, 2009    EUR 24         1,705,340

   Jan. 27, 2003 (3)
   Options to purchase
   existing shares
   (C)                  56,750                  0         Jan. 27, 2004     Jan. 26, 2009    EUR 24            56,750

   Jun. 12, 2003 (3)
   Options to purchase
   existing shares
   (B)                  84,660                  0         Jan. 27,  2004    Jan. 26, 2009    EUR 24            84,660

(1) Adjusted for the April 1998 and July 2001 share issues and for the March 2001 four-for-one stock split, and after conversion of French-franc subscription prices into euro
(2) Acting on the authorization approved by shareholders in Extraordinary Meeting on Feb. 13, 1996
(3) Acting on the authorization approved by shareholders in Extraordinary Meeting on Feb. 21, 2000
(4) Excluding departures of grantees.
(5) Options granted to current members of the Executive Committee.
(6) Options on Sodexho Alliance shares
(A) Plan reserved for non-US employees
(B) Plan reserved for US employees
(C) Plan reserved for US employees not residing in the United States

Attributed and exercised options for fiscal 2003

Attributed and exercised options for corporate officers

Corporate officers      Number of shares     Subscription     Date of exercise    Corresponding   Number of options
                        attributed during       price                             Option Plan     exercised during
                         the fiscal year (1)                                                        the fiscal year
-------------------------------------------------------------------------------------------------------------------
Jean-Michel Dhenain          43,000             EUR 24          From Jan. 27,      Jan. 27, 2003            0
                                                                2004 to Jan. 26,   (A)
                                                                2009(2)

Michel Landel                60,000             EUR 24          From Jan. 27,      Jan. 27, 2003            0
                                                                2004 to Jan. 26,   (A)
                                                                2009(2)

Albert George                80,000             EUR 24          From Jan. 27,      Jan. 27, 2003            0
                                                                2004 to Jan. 26,   (A)
                                                                2009(2)

(1)   Options on Sodexho Alliance shares
(2) 25 % of the options may be exercised on January 27th of each year of the plan. All options may be exercised on January 27th of the fourth year of the plan

Attributed and exercised options for the 10 employees who hold the largest number of options


 Number of shares    Subscription   Date of exercise   Corresponding   Number of options
 attributed during       price                          Option Plan    exercised during
 the fiscal year (1)                                                     the fiscal year
-------------------------------------------------------------------------------------------

    361, 000            EUR 24       From Jan. 27,      Jan. 27, 2003           0
                                     2004 to Jan. 26,
                                     2009(2)

(1) Options on Sodexho Alliance shares.
(2) 25 % of the options may be exercised on January 27th of each year of the plan. All options may be exercised on January 27th of the fourth year of the plan.

Financial communications

Listening to shareholders and the financial community

To respond more effectively to the expectations of individual and institutional shareholders, Sodexho Alliance sets out to continuously improve its investor relations programs by developing new information channels and organizing regular meetings with shareholders.

Principles guiding our investor relations policy

Sodexho Alliance is committed to transparency in its investor relations and to full compliance with the regulatory requirements of the two markets where its shares are traded, Euronext Paris and the New York Stock Exchange. All participants in the preparation of financial information are committed to abiding by the principles that ensure fair and equitable treatment for all shareholders.

Group spokespersons

Only members of the Executive Committee are authorized to provide financial information. In addition, the Chairman and Chief Executive Officer has appointed the Investor Relations Officer to act as Group spokesperson, with carefully defined responsibilities.

Reviewing financial information

Financial information is reviewed prior to release to the investing public by a Disclosure Committee composed of members from the Finance, Communications and Human Resources Departments.

Publishing financial information

Usually any information that may have an impact on the share price is released before the market opens in Paris.
Financial information is approved by the Chairman and Chief Executive Officer, the Chief Financial Officer or the Board of Directors, depending on its nature. A news release is then sent simultaneously to all members of the financial community. The market authorities are also kept informed simultaneously. Financial information is available on our website www.sodexho.com. Sodexho Alliance does not release any financial information during the month before the publication of its interim and full-year financial statements.

Code of Conduct for senior managers

In 2003, the Board of Directors adopted a written Code of Conduct for senior managers, in order to emphasize the company's commitment to promoting transparency and compliance with rules and regulations. Each of Sodexho Alliance's Group's Executive Committee and senior financial managers, , signed a statement acknowledging his or her compliance with the code.

Regular, transparent information

A primary source of investor information is the Sodexho Alliance website, which enables shareholders not only to track the share price, but also to participate in Annual Meetings and financial analyst meetings with the possibility of asking questions online. Shareholders also have access to a wide variety of printed documents, including the Annual Report, the abridged Annual Report, the Code of Conduct for Senior Managers, presentations to analysts, news releases, press kits, and Best Of, the Group's international magazine.

Periodic meetings and continuous contact

To create and nurture meaningful dialogue, Sodexho Alliance leverages a variety of opportunities to meet with shareholders and other members of the financial community. Major events are organized for the Annual Meeting, the presentation of interim earnings, and the presentation of full-year earnings. The Group also organizes quarterly telephonic conferences for financial analysts, which are conducted by Sodexho Alliance's Chief Operating Officers and Chief Financial Officer. In addition, investors are regularly invited to attend meetings in various European countries and in the United States, during which they can discuss issues with Group management. Other meetings on more specific topics are prepared for financial analysts, to help enhance their understanding of our business and operations. Sodexho Alliance also takes part in industry presentations organized by stockbrokers.

                                INVESTOR CALENDAR
Presentation of first-quarter revenues:                       January 7, 2004
Annual Meeting of Sodexho Alliance Shareholders:              February 3, 2004
             Presentation of interim revenues:                April 7, 2004
             Presentation of interim earnings:                May 6, 2004
             Presentation of nine-month revenues:             July 7, 2004
             Presentation of full-year revenues:              October 6, 2004
             Presentation of full-year earnings:              November 18, 2004
             Annual Meeting of Sodexho
              Alliance Shareholders:                          February 8, 2005

               This calendar is regularly updated on our website:
                                 www.sodexho.com

Advantages of being a registered shareholder

Shareholders who register their shares are exempt from paying custody fees, are automatically invited to the Annual Meeting, and are kept regularly and directly informed about developments affecting our Group. Their accounts are managed by Societe Generale, the bank that also acts as transfer agent for all Sodexho Alliance shares.

                              SHAREHOLDER CONTACTS

                  Societe Generale Nantes : + 33 2 51 85 52 47
                      Sodexho Alliance : + 33 1 30 85 72 03

                       INVESTOR INFORMATION IS AVAILABLE:

                         On the Sodexho Alliance website
                                 www.sodexho.com
                                                                   *
               Via a voice server, if you are calling from France
                                 08 91 67 19 66
    (in French only, charged to your phone bill at 22.5 euro cents a minute)

                                        *
                             By phone, fax or email
                    Jean-Jacques Vironda, Investor Relations
                          Phone: +33 (0) 1 30 85 72 03
                           Fax: +33 (0) 1 30 85 50 05
                e.mail : jeanjacques.vironda@sodexhoalliance.com
                                        *
                                     By mail
                       Sodexho Alliance Investor Relations
             B.P. 100, 78883 Saint-Quentin-en-Yvelines Cedex France

The Sodexho Alliance Share

The Sodexho Alliance share is traded on the Euronext Paris First Market (Euroclear code FR 0000121220), where it has been part of the benchmark CAC 40 index since May 22, 1998. The share has also been traded on the New York Stock Exchange (SDX) since April 3, 2002.

The share was first listed in Paris on March 2, 1983 at an adjusted price of EUR
1.55. Since then, its value has been multiplied by 17, with the share closing at EUR 26.7 on August 31, 2003 (session on August 29, 2003). This was 2 times better than the CAC 40 index, which increased 9 times during the same period.

Excluding dividends, the share has gained an average of 15% a year.

In a highly unstable stock market environment, the share decreased by 10% during fiscal 2003 compared with a 1% increase in the CAC 40 index. Revenues generated from our Business and Industry segment were particularly affected by the economic slowdown and a depreciation of the US dollar had a penalizing effect on the share price of companies who have significant presence in the United States.

Adjusted price of the Sodexho Alliance share
Sept. 1, 2002 - Aug. 31, 2003 (in euro)

Source: Sodexho

Adjusted price of the Sodexho Alliance share
Since the initial public offering to Aug. 31, 2003 (in euro)

Source: Sodexho


   Price on Sept. 1, 2002                                   29.55

                         Low for the year                   17.95
                         High for the year                  30.83

   Price on August 31, 2003                                 26.68

Average daily trading volume

Volume                              761,423

Value (in euro)                  17,151,638

Source: Euronext

Volumes traded on the New York Stock Exchange since the April 3, 2002 listing were not significant, with an average of fewer than 2,000 shares traded a day.

Dividend per share performance (in euro)
Aug. 31, 1999 - Aug. 31, 2003


                             Aug.31, 2003      Aug. 31, 2002       Aug. 31, 2001    Aug. 31, 2000(1)   Aug. 1,1999(1)

Total payout                  97,003,155         97,003,064         89,009,481         75,236,065        59,622,341

Number of shares in
issue carrying dividend
rights                       159,021,565        159,021,416        158,945,502        134,350,116       133,982,788

Dividends per share              0.61               0.61               0.56               0.56             0.445

(1)The number of shares in issue and the dividend have been restated for the March 7, 2001 four-for-one stock split.

Earnings per share (1)
Dividends per share (2)


In euro                                   2002-2003    2001-2002     2000-2001     1999-2000(3)    1998-1999(3)

Earnings per share                           1.02         1.15          1.00           0.63           0.99

Dividend before tax credit per share         0.61         0.61          0.56           0.56           0.445

(1) Based on the average number of shares outstanding per month.
(2) Dividend before tax credit per share based on the number of shares in issue at August 31 of each year.
(3) Figures have been restated for the March 7, 2001 four-for-one stock split.

Dividend and yield for fiscal 2003

Dividend before tax credit                                 EUR  0.610
Tax credit                                                 EUR  0.305
Dividend including tax credit                              EUR  0.915
Yield including tax credit based
 on the August 31, 2003 share price                          3.4 %

Dividends not claimed within five years of the date they were payable to shareholders are forfeited and remitted by the Company to the Caisse des Depots et Consignations.

The 1996 equity warrant

The 1996 warrant has been traded on the Euronext Paris Cash Market since June 11, 1996. Until November 6, 1997, each warrant entitled the bearer to purchase one new Sodexho Alliance share at a price of FRF 2,700 (EUR 411.61). Following the adjustment resulting from the capital increase that month, each warrant gave the right to purchase 1.02 Sodexho Alliance shares at a price of FRF 2,700 (EUR 411.61). As a result of the four-for-one stock split on March 7, 2001 and the capital increase on July 4, 2001, each warrant now gives the right to purchase
16.66 new Sodexho Alliance shares at a price of EUR 411.61 until June 7, 2004.

o Number of warrants issued:                     400,000

o Warrants outstanding as of August 31, 2003:    374,773

o Warrants outstanding as of November 15, 2003:  374,773


1996 warrant price
Sept. 1, 2002 - Aug. 31, 2003 (in euro)
Source: Sodexho


  Price on Sept. 1, 2002                                              140

                     Low for the year                                  32
                     High for the year                                146

  Price on August 31, 2003                                             63

Average daily trading volume

Volume                                                     454

Value                                               EUR 25,004

Source: Euronext

Capital

Change in issued capital
As of September 1, 2002 and November 15, 2003


                               Type of transaction         Number of shares      Capital (in euro)
                                                               created

Capital at September 1, 2003                                  159,021,416            636,085,664
                         Exercise of warrants (9)                     149                    596
Capital at August 31, 2003                                    159,021,565            636,086,260
Capital at November 15, 2003                                  159,021,565            636,086,260

An independent company

Sodexho remains an independent company, with 78,153 shareholders as of August 31, 2003. Of these, 34,599 were employees participating in the Employee Stock Ownership Plan.

Major shareholders include:

o Societe Bellon SA .....................38.63 %

o Employees ..............................1.67 %

o Sodexho Alliance treasury shares........1.59 %

o French investors.......................36.88 %

     - Individuals........................7.67 %

     - Institutions......................29.21 %

o Non-French shareholders................21.23 %

To our knowledge, no shareholder other than Bellon SA and Caisse des Depots et Consignations owns more than 5% of outstanding shares or voting rights.

Shareholder structure
At August 31, 2003

                                                       SODEXHO IN THE WORLD



                                   For you...




                              ...we are present in
                                  76 countries

Trademark policy _______________________________________________________

The Sodexho name leverages the group's solid reputation

In today's service industries, brand management plays a vital role in competitive differentiation, client retention and employee motivation. It highlights corporate identity and communicates a company's values to its different audiences. In addition, trademarks offer major advantages for future alliances. That is why the group has set as a strategic objective that the Sodexho name rank among the world's leading trademarks, widely recognized and acknowledged as references in their marketplaces. The group is therefore capitalizing on a single worldwide identity: Sodexho. This policy extends to each business and each market segment. The group's brand name is Sodexho, while Sodexho Alliance uniquely refers to the holding company listed on the Paris Bourse and New York Stock Exchange.

Steps in growth_________________________________________________________


1966 Pierre Bellon launches Sodexho, in Marseille, founded on the Bellon family's experience of more than 60 years in maritime catering for luxury liners and cruise ships. Operations initially serve staff restaurants, schools and hospitals.

1968           Operations commence in the Paris area.

1971-1978      International  expansion  begins  with  a  contract  in  Belgium.
               Development  of the Remote  Site  Management  business,  first in
               Africa,  then  in the  Middle  East.  Sodexho's  Service  Voucher business enters Belgium and Germany.

1983           Initial public offering of Sodexho shares on the Paris Bourse.

1985-1993      Sodexho  establishes  activities  in the Americas,  Japan,  South
               Africa and Russia,  and  reinforces  its  presence in the rest of
               Eastern Europe.

1995 Sodexho forms alliances with Gardner Merchant in the UK and Partena in Sweden, and becomes the world market leader in food service.

1996 The group's Service Voucher business establishes its presence in Brazil, with the acquisition of Cardapio.

1997           The group's holding company changes its name to Sodexho Alliance.
               Sodexho Alliance joins forces with Universal Ogden Services, the leading remote site service provider in the United States.

1998 Founding of Sodexho Marriott Services, with Sodexho holding 48.4 percent of the outstanding shares. The new company is the North
               American market leader for food and management services. Sodexho acquires a stake in Luncheon Tickets, Argentina's second largest issuer of service vouchers. Sodexho Alliance shares are accepted into the CAC40 index of the Paris Bourse.

1999 With the acquisition of Refeicheque, Sodexho becomes Brazil's second largest service voucher issuer.

2000           Albert George is appointed President of Sodexho Alliance. Sodexho
               Alliance and Universal Services merge to form Universal Sodexho, becoming the North American and world market leader in remote site management.

2001           In April,  Sogeres  (France) and Wood Dining  Services (USA) join
               Sodexho Alliance. In May, the group disposes of its 8-percent shareholding in Corrections Corporation of America (CCA). Sodexho acquires 53 percent of the share capital of Sodexho Marriott
               Services, which changes its name to Sodexho, Incorporated, in June.

2002           On April 3, 2002,  Sodexho  Alliance shares are listed on the New
               York Stock Exchange. Two new subsidiaries begin operations in Portugal and Greece.

2003           In June,  Jean-Michel  Dhenain  and Michel  Landel are  appointed
               Group Chief Operating Officers, succeeding Albert George.


Corporate directory

SODEXHO                                         Food and Management Services

ARGENTINA

SODEXHO
BUENOS AIRES
Tel. (54) 114 342 97 63
Fax (54) 114 343 59 58
www.sodexho-ar.com


AUSTRALIA

SODEXHO
ADELAIDE
Tel. (61) 8 8348 7000
Fax (61) 8 8348 7068


SODEXHO
BRISBANE
Tel. (61) 7 3377 4130
Fax (61) 7 3217 7346


SODEXHO
MELBOURNE
Tel. (61) 3 9880 6300
Fax (61) 3 9880 6333


SODEXHO
PERTH
Tel. (61) 8 9242 0770
Fax (61) 8 9242 1555


SODEXHO
SYDNEY
Tel. (612) 9213 6100
Fax (612) 9213 6111
www.sodexho-au.com


AUSTRIA

SODEXHO MM Catering
VIENNA
Tel. (43) 1 32 86 057
Fax (43) 1 32 86 057-300


BELGIUM

SODEXHO
BRUSSELS
Tel. (32) 2 679 12 11
Fax (32) 2 679 14 56
www.sodexho.be


BRAZIL

SODEXHO
SAO PAULO
Tel. (55) 11 5693 5000
Fax (55) 11 5686 8400
www.sodexho.com.br


CANADA

SODEXHO
BURLINGTON - Ontario
Tel. (1 905) 632 85 92
Fax (1 905) 632 56 19
www.sodexhoCA.com


CHILE

SODEXHO
SANTIAGO DE CHILE
Tel. (56) 2 810 01 00
Fax (56) 2 810 05 01
www.sodexho-cl.com


SIGES
SANTIAGO DU CHILI
Tel. (562) 8100 125
Fax (562) 8100 524


CHINA (see Hong Kong)

SODEXHO
CANTON
Tel. (86) (0) 20 83 63 58 88
Fax (86) (0) 20 83 63 57 99
www.sodexho-cn.com


SODEXHO
BEIJING
Tel. (86) (0) 10 65 68 36 36
Fax (86) (0) 10 65 68 03 85
www.sodexho-cn.com


SODEXHO
SHANGHAI
Tel. (86) 21 62 09 60 08
Fax (86) 21 62 09 60 09
www.sodexho-cn.com


COLOMBIA

SODEXHO
SANTA FE DE BOGOTA
Tel. (57) 1 629 08 05
Fax (57) 1 620 39 29


COSTA RICA

SODEXHO
SAN JOSE
Tel. (506) 296 47 30
Fax (506) 296 36 87


CZECH REPUBLIC

SODEXHO
PRAHA
Tel. (420) 2 27 02 74 74
Fax (420) 2 27 23 00 60
www.sodexho-cat.cz


DENMARK

SODEXHO
MIDDELFART
Tel. (45) 63 41 02 22
Fax (45) 63 41 02 33


FINLAND

SODEXHO
HELSINKI
Tel. (358) 9 683 47 20
Fax (358) 9 540 77 110
www.sodexho.fi


FRANCE

SODEXHO
HEAD OFFICE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58


SODEXHO
BUSINESS AND INDUSTRY
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58


SODEXHO
HEALTHCARE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58

SODEXHO
EDUCATION
PLAISIR
Tel. (33) (0)1 30 07 62 00
Fax (33) (0)1 30 07 62 01
www.sodexhoeducationfr.com


ALTYS
NANTERRE
Tel. (33) (0)1 55 69 32 32
Fax (33) (0)1 55 69 32 40
www.altys.fr


SIGES
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58


BATEAUX PARISIENS
PARIS
Tel. (33) (0)1 44 11 33 44
Fax (33) (0)1 45 56 07 88
www.bateauxparisiens.com


SODEXHO PRESTIGE
PARIS
Tel. (33) (0)1 46 99 25 50
Fax (33) (0)1 46 99 35 48
www.sodexho-prestige.fr


SOGERES
BOULOGNE
Tel. (33) (0)1 46 99 33 33
Fax (33) (0)1 46 05 55 59
www.sogeres.fr


L'AFFICHE
BOULOGNE
Tel. (33) (0) 1 49 99 35 00
Fax (33) (0) 1 46 05 35 48
www.laffiche.fr


FRENCH GUYANA

SODEXHO
KOUROU
Tel. (33) (0)5 94 32 72 21
Fax (33) (0)5 94 32 87 57


GERMANY

SODEXHO
HOCHHEIM
Tel. (49) 6146 60 20
Fax (49) 6146 90 49 29
www.sodexho.de


GREECE

SODEXHO HELLAS ABEE
ATHENS
Tel. (30) 210 6254 950
Fax (30) 210 6254 954
www.sodexho-gr.com


GUADELOUPE

SODEXHO ANTILLES
BAIE MAHAULT
Tel. (33) (0)5 90 38 24 62
Fax (33) (0)5 90 25 08 87


HONG KONG (see China)

SODEXHO
KOWLOON
Tel. (852) 23 88 86 82
Fax (852) 27 80 12 62
www.sodexho-hk.com


HUNGARY

SODEXHO
BUDAPEST
Tel. (36) 1 206 20 16
Fax (36) 1 206 20 15


IRELAND

SODEXHO
DUBLIN
Tel. (353) 1283 3654
Fax (353) 1283 3991
www.sodexho.ie


ITALY

SODEXHO
MILAN
Tel. (39) 02 69 68 41
Fax (39) 02 68 87 169
www.sodexho-it.com


JAPAN


LEOC
TOKYO
Tel. (81 3) 57 74 75 00
Fax (81 3) 57 74 75 55
www.leoc-j.com

LUXEMBOURG


SODEXHO
WINDHOF
Tel. (352) 26 109 200
Fax (352) 26 109 209
Sodexho-lu.com


MALAYSIA

SODEXHO FOOD AND MANAGEMENT SERVICES
PETALING JAYA
Tel. (603) 5638 4476
Fax (603) 5637 7208
www.sodexho-my.com


MEXICO

SODEXHO
MEXICO
Tel. (525) 254 36 52
Fax (525) 254 49 94
www.sodexho-mx.com


MOROCCO

SODEXHO
CASABLANCA
Tel. (212) 22 99 00 51
Fax (212) 22 98 88 73


NEW CALEDONIA

RESTAURATION FRANCAISE
NOUMEA
Tel. (687) 41 45 80
Fax (687) 41 45 81


NORWAY

SODEXHO
ETTERSTAD
Tel. (47) 22 08 91 00
Fax (47) 22 08 91 01
www.sodexho-no.com


ABRA
OSLO
Tel. (47) 81 53 30 90
Fax (47) 23 39 69 10

PERU


SODEXHO
LIMA
Tel. (51) 1 44 15 111
Fax (51) 1 42 29 702


POLAND

SODEXHO
WARSAW
Tel. (48) 22 33 89 600
Fax (48) 22 33 89 601
www.sodexho.com.pl


POLYNESIA

SODEXHO
PAPEETE - Tahiti
Tel. (689) 43 92 73
Fax (689) 41 09 44


PORTUGAL

SODEXHO
LISBOA
Tel. (351) 21 371 52 04
Fax (351) 21 386 02 22


REUNION ISLAND

SODEXHO REUNION
SAINTE CLOTILDE
Tel. (33) (0)2 62 73 18 32
Fax (33) (0)2 62 73 18 40


RUSSIA

SODEXHO
MOSCOW
Tel. (7 095) 745 50 85 Fax (7 095) 745 50 54 www.sodexho.ru


SINGAPORE

SODEXHO
SINGAPORE
Tel. (65) 6743 89 98
Fax (65) 6745 22 32
www.sodexho-sg.com


SLOVAKIA

SODEXHO
BRATISLAVA
Tel. (421) 254 791 392
Fax (421) 254 791 394
www.sodexho-cat.sk


SLOVENIA

SODEXHO
LJUBLJANA
Tel. (386) 14 205 800
Fax (386) 14 205 852


SOUTH AFRICA

SODEXHO
RIVONIA
Tel. (27) 11 803 66 00
Fax (27) 11 803 67 85


SOUTH KOREA

SODEXHO
SEOUL
Tel. (82) 2 594 29 43
Fax (82) 2 594 29 44
www.sodexho-kr.com


SPAIN

SODEXHO
SANTA COLOMA DE CERVELLO (BARCELONA)
Tel. (34) 93 635 22 00
Fax (34) 93 630 88 85


SWEDEN

SODEXHO
STOCKHOLM
Tel. (46) 85 78 84 000
Fax (46) 85 78 84 010
www.sodexho-se.com


ACC
NORRKOPING
Tel. (46) 11 28 59 00
Fax (46) 11 18 52 10


THE NETHERLANDS

SODEXHO
ROTTERDAM
Tel. (31) 10 288 42 88
Fax (31) 10 288 42 22
www.sodexho-nl.com


TUNISIA


SODEXHO
TUNIS
Tel. (216-71) 86 18 99
Fax (216-71) 86 22 46


TURKEY

SODEXHO TOPLU YEMEK
ISTANBUL
Tel. (90) 216 474 97 40 Fax (90) 216 474 97 38 www.sodexho-tr.com


UNITED KINGDOM

SODEXHO
LONDON
Tel. (44) 20 7815 0610
Fax (44) 20 7832 7832
www.sodexho-uk.com


SODEXHO
HEALTHCARE
MANCHESTER
Tel. (44) 16 1873 6800
Fax (44) 16 1873 6869
www.sodexho-uk.com


SODEXHO
DEFENSE
ALDERSHOT (St. Annes)
Tel. (44) 12 5235 3100
Fax (44) 12 5235 3101
www.sodexhodefence.co.uk


SODEXHO
BUSINESS AND INDUSTRY
KENLEY
Tel. (44) 20 8763 1212
Fax (44) 20 8763 1044


SODEXHO
EDUCATION
SWINDON
Tel. (44) 17 9351 2112
Fax (44) 17 9361 5075


SODEXHO
LEISURE
ALPERTON
Tel. (44) 20 8566 9222
Fax (44) 20 8991 9636


CATAMARAN CRUISERS/BATEAUX LONDON
LONDON
Tel. (44) 20 7839 3572
Fax (44) 20 7839 1034
www.bateauxlondon.com


UNITED KINGDOM DETENTION SERVICES
LONDON
Tel. (44) 20 7725 7210
Fax (44) 20 7725 7211


UNITED STATES

BATEAUX NEW YORK
New York City (NY)
Tel. (1) 212 352 9009
Fax (1) 212 352 1367
www.bateauxnewyork.com


SODEXHO NORTH AMERICA
GAITHERSBURG - Maryland
Tel. (1) 301 987 4000
Fax (1) 301 987 4439
www.sodexho-usa.com


SPIRIT CRUISES
NORFOLK - Virginia
Tel. (1) 757 627 2900
Fax (1) 757 640 9315
www.spiritcruises.com


VENEZUELA

SODEXHO
CARACAS
Tel. (58) 212 266 60 11
Fax (58) 212 266 95 21

Universal Sodexho                                        Remote Sites



ANGOLA

SODEXHO
LUANDA
Tel. (244-2) 37 10 38 or 33 30 23
Fax (244-2) 37 09 36 or 37 10 38


CAMEROON

SODEXHO
DOUALA
Tel. (237) 342 82 80
Fax (237) 968 49 95


CONGO

UNIVERSAL SODEXHO
POINTE NOIRE
Tel. (242) 94 19 70
Fax (242) 94 09 29


EQUATORIAL GUINEA


SODEXHO
MALABO
Tel. (240) 948 24
Fax (240) 948 23


FRANCE

UNIVERSAL SODEXHO
HEAD OFFICE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 85 54 50
www.universalsodexho.com


GABON

UNIVERSAL SODEXHO
PORT-GENTIL
Tel. (241) 55 22 77
Fax (241) 56 56 53


GHANA (see Ivory Coast)

UNIVERSAL SODEXHO
ABIDJAN
Tel. (225) 22 40 91 40/41/42
Fax (225) 22 40 91 44


INDIA

UNIVERSAL SODEXHO
MUMBAI
Tel. (91-22) 28 30 36 50
Fax (91-22) 28 30 36 53


INDONESIA

PT UNIVERSAL OGDEN INDONESIA
JAKARTA
Tel. (62-21) 718 22 30
Fax (62-21) 719 69 81


IVORY COAST

UNIVERSAL SODEXHO
ABIDJAN
Tel. (225) 22 40 91 40/41/42
Fax (225) 22 40 91 44


KAZAKHSTAN

UNIVERSAL SODEXHO EURASIA
ALMATY
Tel. (7-3272) 980 250
Fax (7-3272) 980 251/65


KUWAIT

TARIQ AL GHANIM
AL SHUWAIKH
Tel. (965) 488 00 34
Fax (965) 489 47 45

LEBANON

SODEXHO SERVICES
BEIRUT
Tel. (961-1) 611 186/7
Fax (961-1) 611 188


NIGERIA

UNIVERSAL SODEXHO
PORT HARCOURT
Tel. (234-84) 232 219
Fax (234-84) 238 334


NORWAY

UNIVERSAL SODEXHO
SANDNES
Tel. (47) 51 70 71 72
Fax (47) 51 70 71 73


QATAR

TEYSEER SERVICES COMPANY
DOHA
Tel. (974) 442 85 05 or 06
Fax (974) 442 80 70
www.teyseer-services.com


RUSSIA

UNIVERSAL SODEXHO EURASIA
YUZNO SAKHALINSK
Tel. (7-4242) 727 020 Fax (7-4242) 727 011


SAUDI ARABIA

NCMS
RIYAD
Tel. (966-1) 478 52 80
Fax (966-1) 477 72 51


SINGAPORE

UNIVERSAL REMOTE SITE SERVICES
SINGAPORE
Tel. (65) 6463 90 52 Fax (65) 6465 74 89 www.sodexho-sg.com


SULTANATE OF OMAN

SOCAT
MUSCAT
Tel (968) 60 34 05
Fax (968) 60 43 01


TANZANIA

SODEXHO
DAR ES SALAM
Tel./Fax (255) 222 775 142


THAILAND

UNIVERSAL AMARIT CATERING COMPANY
BANGKOK
Tel. (66-2) 381 12 04 or 10 20
Fax (66-2) 381 12 09


THE NETHERLANDS

UNIVERSAL SODEXHO
HOORN
Tel. (31-229) 232 344
Fax (31-229) 238 808


TUNISIA

SABA
TUNIS
Tel. (216-71) 86 27 77
Fax (216-71) 86 03 33


UNITED ARAB EMIRATES

KELVIN CATERING SERVICES
ABU DHABI
Tel. (971-2) 644 85 30
Fax (971-2) 644 75 74


UNITED KINGDOM

UNIVERSAL SODEXHO
ABERDEEN - Scotland
Tel. (44) 12 2432 4388
Fax (44) 12 2432 4425


UNITED STATES

UNIVERSAL SODEXHO
HARAHAN - Louisiana
Tel. (1) 504 733 5761
Fax (1) 504 731 1679
www.universalsodexho.com


DOYON UNIVERSAL SERVICES
ANCHORAGE - Alaska
Tel. (1) 907 522 1300
Fax (1) 907 522 3531


VENEZUELA

UNIVERSAL SODEXHO
MARACAIBO
Tel. (58) 261 787 61 55
Fax (58) 261 787 62 01

SODEXHO PASS                                     Service Vouchers and Cards




ARGENTINA

SODEXHO PASS, LUNCHEON TICKETS
BUENOS AIRES
Tel. (54) 11 43 45 60 00 or 69 90 ext 6401
Fax (54) 11 43 45 42 20
www.sodexho-ar.com

AUSTRIA


SODEXHO PASS
VIENNA
Tel. (43) 1 32 86 06 00
Fax (43) 1 32 86 06 02 00
www.sodexho-pass.at


BELGIUM

SODEXHO PASS
BRUSSELS
Tel. (32) 2 547 55 11
Fax (32) 2 547 55 01
www.sodexho-be.com


BRAZIL

SODEXHO PASS
SAO PAULO
Tel. (55) 11 3704 4700
Fax (55) 11 3078 4953
www.sodexhopass.com.br


CHILE

SODEXHO PASS
SANTIAGO DE CHILE
Tel. (562) 687 0200
Fax (562)  687 0205
www.sodexhopass.cl


CHINA (see Hong Kong)

SODEXHO PASS
SHANGHAI
Tel. (86) 21 62 09 60 01
Fax (86) 21 62 09 60 02


COLOMBIA

SODEXHO PASS
SANTA FE DE BOGOTA
Tel. (57) 1 312 00 84
Fax (57) 1 312 30 98
www.sodexhopass.com.co


CZECH REPUBLIC

SODEXHO PASS
PRAHA
Tel. (420) 2 33 11 34 35
Fax (420) 2 33 11 34 00
www.sodexhopass.cz


FRANCE

SERVICE VOUCHERS AND CARDS
PUTEAUX
Tel. (33) (0)1 41 25 26 27
Fax (33) (0)1 41 25 26 98
www.sodexho-ccs.com


SODEXHO PASS INTERNATIONAL
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58
www.sodexhopass.com


GERMANY

SODEXHO PASS
FRANKFURT
Tel. (49) 6973 99 60
Fax (49) 6973 99 66 001
www.sodexhopass-de.com


HUNGARY

SODEXHO PASS
BUDAPEST
Tel. (36) 1 363 66 46
Fax (36) 1 267 14 17
www.sodexho-pass.hu


INDIA

SODEXHO PASS
MUMBAI
Tel. (91) 22 685 59 59
Fax (91) 22 685 59 73
www.sodexhoindia.com


ITALY

SODEXHO PASS
MILAN
Tel. (39) 02 38 05 71
Fax (39) 02 38 00 30 44
www.sodexhopass-it.com


LUXEMBOURG

SODEXHO PASS
LUXEMBOURG
Tel. (352) 46 16 65-1
Fax (352) 46 16 66
www.sodexho-lu.com


MEXICO

SODEXHO PASS
MEXICO
Tel. (52) 555 262 29 04/05
Fax (52) 555 254 50 21
www.sodexhopass-mx.com


PHILIPPINES

SODEXHO PASS
PAZIG CITY
Tel. (6) 326 876 408
Fax (6) 326 877 967


POLAND

SODEXHO PASS
WARSAW
Tel. (48) 22 53 51 111
Fax (48) 22 53 51 219
www.sodexhopass.pl


ROMANIA

SODEXHO PASS
BUCAREST
Tel. (40) 21 232 99 52 60
Fax (40) 21 232 88 08 or (40) 21 233 14 78
www.sodexhopass.ro


SLOVAKIA

SODEXHO PASS
BRATISLAVA
Tel. (421) 243 41 30 57
Fax (421) 243 41 30 51
www.sodexhopass.sk
SPAIN


SODEXHO PASS
MADRID
Tel. (34) 91 445 28 66
Fax (34) 91 594 17 58
www.sodexhopass.es


TUNISIA

SODEXHO PASS
TUNIS BELVEDERE
Tel. (216-71) 84 45 38 or 84 57 55
Fax (216-71) 84 97 93


TURKEY

SODEXHO PASS
MECIDIYEKOY ISTANBUL
Tel. (90) 212 216 91 70 or 80
Fax (90) 212 216 95 15


UNITED KINGDOM

SODEXHO PASS
ALDERSHOT
Tel. (44) 12 5236 9711
Fax (44) 12 5236 9705
www.sodexhopass.co.uk


UNITED STATES

SODEXHO PASS
NEWTON - Massachusetts
Tel. (1) 617 630 9955
Fax (1) 617 630 9517
www.sodexhopassusa.com


VENEZUELA

SODEXHO PASS
CARACAS
Tel. (58) 212 206 55 11
Fax (58) 212 206 54 34
www.sodexho-pass.com.ve




                                SODEXHO ALLIANCE

                  Head Office : Parc d'Activites du Pas-du-Lac
            3, avenue Newton - 78180 Montigny-le-Bretonneux - France
                           P.O. Box : B.P. 100 - 78883
                            Saint Quentin en Yvelines
                            Cedex - France Tel. (33)
                                (0)1 30 85 75 00
                            Fax (33) (0)1 30 43 09 58
                                 www.sodexho.com

                                                          [Fiscal 2003]


--------------------------------------------------------------------------------

                                FINANCIAL REVIEW

--------------------------------------------------------------------------------




             Financial statements for the year ended August 31, 2003

Contents

Board of Director's Report to the
 Shareholders' Meeting on February 3, 2004                              128
Group Consolidated Financial Statements                                 151
Statutory Auditors' Report on the Consolidated Financial Statements 191 Additional Information regarding the
 Consolidated Financial Statements                                      192
Sodexho Alliance Statutory Financial Statements                         214
Statutory Auditors' Report on the Statutory Financial Statements        235
Additional Information regarding
 the Statutory Financial Statements                                     238
General Information about Sodexho
 Alliance and its Issued Capital                                        240
February 3, 2004 Shareholders' Meeting Resolutions                      252
Auditors' Special Report                                                262
Responsibility for the Annual Report and the audit                      263


Auditors

Statutory                              PRICEWATERHOUSECOOPERS AUDIT
                                       KPMG AUDIT

Alternates                             Patrick FROTIEE
                                       Didier THIBAUT DE MENONVILLE




Investor relations

Jean-Jacques VIRONDA, Investor Relations

--------------------------------------------------------------------------------
   Board of Directors' Report to the Shareholders' Meeting on February 3, 2004
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1- SODEXHO Group
--------------------------------------------------------------------------------

For Fiscal 2003, Sodexho Alliance reported consolidated revenues of EUR 11.7 billion and Group net income of EUR 162 million. The Board of Directors has determined that with this performance, Sodexho's teams succeeded in overcoming unfavorable economic conditions in a difficult political climate.

As a result of the appreciation of the euro against other currencies, currency conversion had a negative effect on all income statement line items. However, these exchange rate variations do not result in operating risk because both the receipts and expenses of each of our subsidiaries are in the same currency, unlike exporting businesses.

Organic growth in revenues amounted to 3.1%, representing an improvement over growth of 1.9% reported in the previous fiscal year. Group net income, calculated using the average exchange rate for fiscal 2003, was nearly the same as in fiscal 2002, when calculated at the same rate.

Fiscal 2003 highlights:

     - Albert George, who had been appointed President and Chief Operating Officer of Sodexho Alliance on February 20, 2000, resigned from his position for health reasons early in the year. In response, on June 12, 2003, the Board of Directors, acting on a motion by Pierre Bellon and with the approval of the Selection Committee, appointed:

          o  Jean-Michel  Dhenain  as  President  and Chief  Operating  Officer,
          responsible  for  the  Food  and  Management   Services   activity  in
          Continental Europe, South America and Asia/Australia.

          o Michel Landel as President and Chief Operating Officer, responsible for the Food and Management Services activity in North America, the United Kingdom and Ireland, as well as for Remote Site Management.

     - To improve earnings and continue to internationalize the organization, Sodexho strengthened its senior management team during the year. Richard Macedonia was appointed Chief Operating Officer of Sodexho Inc. in North America. He also joined the Group's Executive Committee, as did Vincent Hillenmeyer, Senior Vice President, Strategic Planning and Control.

     - The Operational Committee added two new members: George Chavel, the new President of the Health Care Services Division in the United States, and Rick Floore, Internal Audit Director. The Committee now has 19 members.

     - In October 2002, Sodexho, Inc. commenced the management of 55 US Marine Corps facilities on both the East and West Coasts of the United States. Launching a contract of this size in a new segment in the United States was even more daunting given that the departure of US troops for Iraq required the ability to respond immediately. As a result of the partnering relationship forged with the Marine Corps and the wholehearted involvement of our teams, we were able to effectively respond to the challenge.

1.1 Financial Highlights___________________________________________

     Our 23,873 sites are as follows:

          - 13,113 businesses and government agencies

          - 4,703 schools, colleges and universities

          - 3,468 healthcare institutions

          - 1,540 senior residences

          - 1,049 remote sites

     Sodexho currently operates in 76 countries, and as of August 31, 2003, had 308,385 employees.

     For the year, consolidated revenues totaled EUR 11.7 billion, a 7.3% decline, as follows:


         Organic growth.............................. +3.1%

         Acquisitions net of disposals............... -0.4%

         Currency effect............................ -10.0%

         Total....................................... -7.3%


     The currency effect resulted mainly from the 14.8% increase in the euro against the US dollar. More than half of our revenues are denominated in dollars or in currencies with strong links to the dollar.

     The Business and Industry segment reported organic growth of 3.1% for the year, compared with a decline of 2% in fiscal 2002. This performance was led by the development of the Defense business in the United States and Sweden and by a number of important new contracts. The Education and Healthcare segments continued their expansion, reporting organic growth of 2.9% and 2.6% respectively.


     - Condensed consolidated income statement

(in millions of euro)          Fiscal year    Fiscal year     % change at       % change at
                                ended Aug.     ended Aug.    current exchange   constant exchange
                                31, 2003        31, 2002         rates             rates

Revenues                         11,687         12,612           (7.3%)             2.7%
Gross profit                      1,723          1,828           (5.7%)             5.6%

Overheads                        (1,209)        (1,301)           7.0%             (3.8%)

EBITA                               514            528           (2.6%)             9.8%


Net financial expense              (152)          (166)           8.2%             (1.2%)

Net exceptional income                1             23
 Group net income                   162            183          (11.3%)            (2.2%)

Earnings per share (in euro)       1.02           1.15          (11.4%)            (2.3%)

Average number of
 shares outstanding
(in millions)                     159.0          158.8            0.1%                -




     -    EBITA

          EBITA declined by 2.6% to EUR 514 million. At constant exchange rates, however, it rose by 9.8%.

          EBITA margin was 4.4%, versus 4.2% in fiscal 2002. The improvement resulted from the initial positive effects of action plans designed to restore profitability in our UK subsidiary and from an improvement in margins in Continental Europe and North America.


     -    Group net income

          Excluding the currency effect, Group net income after exceptional items totaled EUR 162 million. This was nearly the same as in fiscal 2002, calculated at the average fiscal 2003 exchange rate.

1.2 Revenues and EBITA by activity___________________________________

Revenues by activity        Fiscal year     Fiscal year   % change at     % change at
(in millions of euro)       ended August    ended August     current        constant
                            31, 2003        31, 2002     exchange rates   exchange rates

Food and Management
 Services
North America                 5,427           6,039         (10.1%)           4.6%
Continental Europe            3,585           3,491            2.7%           2.8%
United Kingdom                1,453           1,684         (13.7%)          (6.9%)
and Ireland                     974           1,119         (12.9%)           3.9%
Rest of the World
                             -------         -------        -------         -------
Total                        11,439          12,333          (7.3%)           2.5%



Service Vouchers and Cards      248             279         (11.3%)          11.4%

                            -------         -------        -------         -------
Total                        11,687          12,612          (7.3%)           2.7%
                            =======         =======        =======         =======


EBITA by activity          Fiscal year     Fiscal year   % change at    % change at
(in millions of euro)      ended August    ended August     current        constant
                             31, 2003        31, 2002   exchange rates  exchange rates


 Food and Management
  Services
 North America                  268             293          (8.3%)           5.8%
 Continental Europe             167             150           11.1%          11.2%
 United Kingdom and Ireland      21              12           71.7%          72.0%
 Rest of the World               18              31         (41.5%)        (30.2%)
                             -------         -------        -------         -------
 Total                          474             486            2.5%           6.8%



 Service Vouchers and Cards      68              77         (11.6%)          14.9%

 Corporate Expenses             (28)            (35)           19.6%          19.5%
                              -------         -------        -------         -------
 Total                          514             528            2.6%           9.8%
                              =======         =======        =======         =======

For fiscal 2003, operations outside the euro zone accounted for 72% of revenues (of which 48% were in US dollars) and 65% of EBITA (of which 49% were in US dollars).

To reflect changes in our operational organization, the presentation of our results by activity has been modified beginning in fiscal 2003. The Remote Site Management business is now included under Food and Management Services in the Rest of the World, while our River and Harbor Cruises operations are included in Food and Management Services in the appropriate region.


     1.2.1. Food and Management Services

          The Food and Management Services activity represented 98% of consolidated revenues and 87% of consolidated EBITA, before corporate expenses. Revenues totaled EUR 11.4 billion. Organic growth in revenues amounted to 2.9%, a significant improvement over the 1.6% growth reported in fiscal 2002.

          - Analysis by region

               o North America

                    In North America, revenues totaled EUR 5.4 billion, with organic growth of 4.3%.

                    The Business and Industry segment reported organic growth in revenues of 5.8%. The fiscal year was highlighted by the creation of the Defense segment, which contributed EUR 133 million to revenues. Excluding Defense, Business and Industry revenues declined by only 0.6%.

                    The negative impact of industrial delocalizations and workforce cutbacks were offset by the gradual start-up during the year of contracts with Sony, General Electric Medical Systems and General Mills, as well as a national contract with Hewlett Packard.

                    Organic growth in the Healthcare and Seniors segment amounted to 3.5%. This growth reflects good results on existing sites and the signing of multi-service contracts late in the fiscal year. Other recent contracts--such as those signed with the Spring Valley Hospital Center, the North Colorado Medical Center and the Medical Center of Louisiana--will have a positive impact on our fiscal 2004 results.

                    The Education segment recorded organic growth of 3.7%. Major contracts were signed late in the year with public schools in Atlanta, with Rowan University (New Jersey), with the University of Connecticut and with Morehouse College (Georgia).

                    EBITA totaled EUR 268 million and the EBITA margin rose to 4.9%, from 4.8% in the previous fiscal year. The improvement was due to higher revenues from existing sites in Healthcare and Education, as well as to ongoing programs to optimize purchasing and labor costs in all segments. It was partially offset by start-up expenses in the Defense segment and by the cost of implementing new information systems.

               o Continental Europe

                    Revenues totaled EUR 3.6 billion, with organic growth amounting to 3.6%. By segment, organic growth was 4.0% in Business and Industry, 3.7% in Healthcare and 2.1% in Education.

                    In France, the Healthcare segment continued to enjoy steady growth, notably through Global Hospitality contracts such as those signed with the Chenieux clinics in Limoges and the Clinique Saint Louis in Poissy, near Paris. Strikes in May and June weighed on growth, particularly in the Education segment. In Business and Industry, growth was maintained, despite a depressed economic environment.

                    In Northern Europe, organic growth was strong, due to the start-up of contracts with the Swedish Army and the City of Stockholm in Healthcare, as well as new contracts in Business and Industry, including Nokia and Vattenfall in Sweden.

                    In other countries, a number of major contracts were signed both in food services and multi-services, including with Banco Santander in Spain, Euroforum in the Netherlands and Wal-Mart in Germany.

                    The Prestige activity continues to develop steadily, notably with renowned restaurants such as Le Roland Garros in France and the Parliament Restaurant in Sweden.

                    EBITA in Continental Europe rose by 11.3%, while the EBITA margin increased to 4.7% from 4.3% in fiscal 2002. These solid results were led by a strong improvement in gross profit due mainly to our ongoing Five-Step Approach to optimize purchasing and, to a lesser extent, to the implementation of a selective strategy that has sometimes resulted in our non-renewal of insufficiently profitable contracts.

                    In  addition,   overheads  were  effectively  brought  under
                    control and are now increasing in line with revenue growth.

               o United Kingdom and Ireland

                    Revenues totaled EUR 1.5 billion, a decline of 13.7% of which 6.8% is the result of a negative currency effect. Revenues were also impacted by the third-quarter fiscal 2002 sale of Lockhart.

                    On a constant consolidation basis and excluding the currency effect, revenues were down 3.9%. This decline was due to a decision by the new management team to cancel a number of unprofitable contracts, notably in the Hotels sub-segment; a drop-off in the retention rate as a few clients, notably in the Healthcare segment, decided to return to self-operated services; and the impact of site closings and spending cuts by clients in the Business and Industry segment.

                    A number of new contracts were obtained during the fiscal year, notably for a multi-service package with GlaxoSmithKline, two detention centers currently under construction, and the British Army's Deep Cut Garrison.

                    EBITA amounted to EUR 21 million for a margin of 1.4%, compared with 0.7% in fiscal 2002. The action plan to improve profitability in our UK and Ireland subsidiary is well underway. As announced early in the year, the priority is to turn the business around, and the plan calls for diligent management of food and labor costs on site and for renegotiating or terminating certain contracts. Gross margin improved by 0.8%, despite disappointing operating results at the Land Technology subsidiary.

                    The action plan also includes training and incentive programs for local teams, as well as strict control of overheads. Important training initiatives were launched, including the Sodexho Way to tighten site management practices, and another initiative to support the wider use of contract policies. Substantial investments were also made in human resources, with the hiring of senior managers from outside the organization to strengthen, for example, the sales department, the marketing department and the Healthcare division management team.

                    Despite an additional EUR 4.7 million in depreciation for new information systems, overheads were reduced by more than (pound)7 million (EUR 10 million) for the fiscal year.

                    The objective for the next two or three years is to restore profitability to generate EBITA margins in the United Kingdom and Ireland comparable to those of the Group.

               o Rest of the World

                    In  Sodexho's  other  regions,   revenues  totaled  EUR  974
                    million, with organic growth of 3.9%.

                    In Latin America, despite an unfavorable economic environment for manufacturers, Sodexho continued to grow and was awarded a large number of multi-service contracts, notably with Coca-Cola, Codelco Norte and Carrefour in Chile, PepsiCo and Clariant in Venezuela, Grupo Techint in Peru, and Exito in Colombia.

                    In China, growth remained strong during the year, thanks to major successes in all segments. Contracts were signed with Motorola, Shanghai Container Terminals Limited and Richina in Business and Industry, and with the Yew Chung Shanghai International School and the Central Academy of Fine Arts in Education. The Healthcare segment continued to develop, as contracts were signed with hospitals in Jinshan and Dachang.

                    In Australia, strong growth was reported, notably by our subsidiary Minesite, which signed a contract to provide services for Golden Valley Mines.

                    The Remote Site Management segment recorded good results in the North Sea and in Alaska for the year, although the slowdown in drilling operations in the Gulf of Mexico persisted. Sales teams were strengthened and our strategy of following clients as they develop their onshore and offshore projects began to produce results, such as the three-year contract signed with Chiyoda for its site on Sakhalin Island, Russia.

                    Overall, EBITA in the Rest of the World totaled EUR 18 million, compared with EUR 32 million in the previous fiscal year. The EBITA margin decreased to 1.9% for the year, from 2.8% in fiscal 2002. A challenging economic environment and stiffer competition in Latin America impacted on results. The Remote Site EBITA margin was also adversely affected by start-up costs for a number of contracts, by investments to strengthen the sales force, and by the allocation of certain development expenses previously borne by the Group.

     1.2.2. Service Vouchers and Cards

          In fiscal 2003, Sodexho Pass reported EUR 248 million in revenues from operations in 26 countries.

          Organic growth was 11.3%, mainly due to strong sales in our core meal and food voucher businesses. Among the year's significant contracts were Telecom Argentina SA and Grupo Techint in Argentina, the Belgian national railway (SNCB), the Venezuelan Ministry of Health, and General Motors in Mexico. Growth was also driven by new services provided to existing clients. Examples include the culture card in France, which was extended to 199,000 high school students in the Center and Burgundy regions, an Education voucher in Hungary for 15,000 postal service beneficiaries, and the Adviescheque voucher in Belgium, which facilitates access to consulting services for small businesses.

          Issue volume  amounted to EUR 4.6 billion.  Issue volume is total face
          value,   calculated  at  average   exchange  rates  for  fiscal  2003,
          multiplied by the number of vouchers and cards.

          EBITA totaled EUR 68 million, versus EUR 77 million in fiscal 2002. Of this total, 74% was denominated in currencies other than the euro, resulting in a more significant currency effect than for Sodexho's other businesses. The EBITA margin of 27.5% is comparable to that of the prior year.

     1.2.3. Corporate expenses

          For the year, corporate expenses of EUR 28 million were down by 19.6% from the prior year. This was the result of the allocation of corporate expenses to each operating entity.

     1.2.4. Net financial expense

          Net financial expense totaled EUR 152 million, as compared to EUR 166 million in fiscal 2002. The improvement resulted from a reduction in interest expense due to the reduction in debt and exchange rate variances and from the impact of items that affected the prior year, notably the provision of EUR 19 million on Sodexho Alliance shares held and the non repetition of foreign currency exchange gains realized in the prior year in the Service Vouchers and Cards business, when funds were converted into strong currencies.

     1.2.5. Net exceptional income

          Net exceptional income totaled EUR 1 million. It included a purchase price complement received in connection with the sale of Corrections Corporation of America shares in fiscal 2001, offset by provisions for stock options, losses on shares held as treasury shares, restructuring costs in the United Kingdom and the United States, and exceptional expense for litigation.

     1.2.6. Income tax

          Income tax of EUR 134 million represented an effective tax rate of 36.9%. Excluding tax-exempt items, the effective rate was comparable to the prior-year rate.

1.3 Financial position as of August 31, 2003_______________________________

The following table shows cash flow items for fiscal 2002 and fiscal 2003.

                                                        Fiscal year ended
                                                            August 31,
                                                    2003              2002

                                                     (in millions of euro)
Cash provided by operating activities.............. 390                391
Cash flow from changes in working capital.......... 100                228
                                                   -----              -----
Net cash flow from operating activities............ 490                619

Net tangible and intangible fixed assets...........(225)              (268)
Financial investments.............................. (53)               (47)
                                                   -----              -----
Net cash used in investing activities..............(278)              (315)

Net cash used in financing activities..............(202)               (70)
                                                   -----              -----
Net increase in cash and cash equivalents..........  10                234
                                                   =====              =====



Cash provided by operating activities totaled EUR 390 million, nearly the same as in fiscal 2002 despite the negative 13% currency effect, thereby confirming Sodexho's capacity to generate cash flow. Cash flows from changes in working capital came to EUR 100 million, of which approximately 40% came from the Service Vouchers and Cards business. The remainder came from organic growth and measures initiated by operational teams in Food and Management Services to improve client receivables, which is one of the Group's strategic priorities. Net cash flow from operating activities thus amounted to EUR 490 million.

Net capital expenditures of EUR 225 million represented 1.9% of consolidated revenues. During the year, significant investments in information systems were made in the principal countries where the Group operates.

Acquisition expenditures of EUR 34 million mainly comprised:

     - The purchase of the remaining 23% stake in Sodexho Pass do Brasil held by minority shareholders.

     - The purchase of 91.4% of the outstanding shares of Patriot Medical Technologies, Inc., a US company based in Tennessee, which specializes in providing engineering services to the medical sector.

Net cash used in financing activities totaled EUR 202 million, half of which to pay down debt by EUR 97 million, with the remaining EUR 105 million paid out as dividends.

Net debt decreased by EUR 162 million (EUR 82 million of which is due to the currency effect at August 31, 2003), to EUR 1,201 million. This represents 52% of shareholders' equity including minority interests.

As of August 31, 2003, financial debt totaled EUR 2,488 million, comprised mainly of three euro bond issues totaling EUR 1,605 million, and US dollar credit facilities totaling $718 million. The remaining debt consists of capital leases and other credit lines.

As in prior years, the Group's policy continues to be to finance acquisitions through borrowings in the acquired company's currency, to reduce currency exchange risks and generally at fixed interest rates depending on market conditions. As of August 31, 2003, 91% of our borrowings are at fixed rates, and our average interest rate was 5.5%.

As of August 31, 2003, Sodexho had available credit facilities totaling EUR 119 million and off balance sheet commitments of EUR 150 million, representing 7% of consolidated shareholders' equity (see note VII-21 to the consolidated financial statements).

The Board of Directors will request authorization at the next Shareholders' Meeting to issue bonds for a maximum of EUR 1,200 million, for a duration of 5 years, and to increase the Group's long-term capital.

1.4 Principal accounting policies_______________________________________

     The Group's consolidated financial statements are prepared in accordance with the CRC Regulation 99-02. The principal rules are as follows:


     1.4.1 Revenues

          In the Food and Management Services activity, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients.

          Revenues for the Service Vouchers and Cards activity include commissions received from customers, commissions received from affiliates, and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.


     1.4.2 Currency translation

          For subsidiaries located in foreign countries, assets and liabilities are translated using the end of period exchange rate.

          Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages which are based on the current and previous month-end rates. Exchange rates used are obtained from Euronext Paris and other international financial markets.

          The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity.

          Foreign   exchange  gains  and  losses   resulting   from   intragroup
          transactions in foreign currencies during the year are recorded in the income statement.

          Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement.

          For countries considered highly inflationary, the difference between the translation of the income statement at average and end of period exchange rates is recorded in the income statement. As of August 31, 2003, no countries are considered highly inflationary.


     1.4.3 Market shares

          The initial inclusion of the companies Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group, Sodexho Scandinavian Holding AB and Universal Services in the consolidation scope at their fair value led us to record intangible assets which represent the value attributed to the significant market shares held by these six companies in their principal geographic markets (the United States, France, the United Kingdom and Ireland, Netherlands, Australia and Sweden).

          Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries and is reviewed annually for diminution in value.

          Market share intangible assets are not amortized in the consolidated financial statements. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, it is written down.

          The impairment evaluation for market shares and goodwill is further supported by a calculation of the fair value of the assets as of August 31, 2003 as determined based on the discounted future cash flows.


     1.4.4 Goodwill

          Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition).


     1.4.5 Retirement benefits

          For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan. In the other cases, the group's benefit obligation relating to defined benefit pension and retirement indemnity are recorded as a liability in the balance sheet.


     1.4.6 Stock options

          Sodexho Alliance has acquired treasury shares (which are recorded in deposits and marketable securities) in connection with its stock option plans. A liability is recorded if at the closing date of the period, the market price of the shares acquired is superior to the exercise price of the options awarded. If the number of treasury shares acquired is less than the number of "in the money" options awarded, a liability is recorded for the difference between the market price at August 31 and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options.

--------------------------------------------------------------------------------
2 - Sodexho Alliance S.A.
--------------------------------------------------------------------------------

2.1 Social and Environmental Information


     During the fiscal year, the Board of Directors, as well as members of the Executive and Operational Committees, committed themselves to respecting a Group Ethical Principles and Sustainable Development Contract.

     In accordance with commercial law article L 225-102-1, information on how Sodexho Alliance addresses the consequences of environmental and social issues within Sodexho Alliance's activities in France is presented below.

     Social and environmental definitions and regulations vary significantly throughout the 76 countries where the Group operates. It is for this reason that the Board of Directors has chosen to illustrate its commitment to sustainable development as shown through examples contained elsewhere in this document.


     2.1.1 Employment

          On August 31, 2003, Sodexho Alliance employed 167 employees, as follows:


                     Managers       Supervisors       Other staff      Total

Men                    37               6                  9             52

Women                  38              30                 47            115
                     -----           -----              -----          -----
Total                  75              36                 56            167
                     =====           =====              =====          =====



          Furthermore, 25 % of the employees are younger than 30 years of age, 35 % are between 30 and 40 years of age and 18 % are over 50 years of age. This reflects the Group's policy of recruiting additional entrepreneurs to facilitate their integration into the workforce and rapidly offering them responsibility.

          During the year, 148 people were recruited by Sodexho Alliance and among them 12 benefited from indeterminate length contracts (6 managers, 3 supervisors and 3 staff members). In order to keep up with additional growth, Sodexho Alliance recruited 136 people on fixed-term contracts (133 staff members, 2 supervisors and 1 manager) and 3 apprentice contracts.

          Sodexho Alliance dismissed 9 people, none for economic reasons.

          In terms of work schedules, managers work 216 days per year and supervisors and other staff work 1,596 hours per year. 6 people work part-time (3 staff members, 1 supervisor and 2 managers). There was a total of 1,752 hours in over-time.





               During the year, the absentee rate was as follows:

                           Managers    Supervisors     Other staff     Total


Number of days due to a
work-related accident         0            13              7             20

Number of days due
 to sick leave              288           376            464          1,128

Number of days due
to maternity leave          265            52            130            447
leave
                          -----          -----          -----         -------
Total                       553           441            601          1,595
                          =====          =====          =====         =======




       In terms of remuneration, average annual salaries were as follows:

Average annual salary in euro                Managers              Supervisors           Other staff

Men                                           86,435                 30,004                21,422

Women                                         58,673                 31,942                22,457


          Salary negotiations were based on collective agreements. There was no employee profit sharing for fiscal 2003.

          The hygiene, security and working conditions committee (CHSCT) met four times during the year and declared three work related accidents which resulted in a total of 20 days sick leave.

          Sodexho Alliance devoted 3.31% of its payroll to training as follows:


                                           Managers             Supervisors            Other staff            Total

Number of training hours                     1,427                  812                   1,255               3,494

Number of trainees                            58                     36                    90                  184

Men (in %)                                    50                     14                    18                   27

Women (in %)                                  50                     86                    82                   73



          Sodexho Alliance devoted a total of EUR 24,000 to integrating the disabled into the workforce and currently employs two disabled people. The company also contributed EUR 70,000 to the workers council.


     2.1.2 Environmental information

          Energy consumption during the year was 1,598,431 KWH, corresponding to the corporate office's needs.

          The amount of water used during the same fiscal year amounted to 1,822 cubic meters and is supplied by the local water department.

2.2 Issued Capital


     As of August 31, 2003, the issued capital of Sodexho Alliance totaled EUR 636,086,260, comprising 159,021,565 shares at 4 euro per share. As of August 31, 2002, issued capital totaled EUR 636,085,664.

     2.2.1. Changes in capital

          During fiscal 2003, the exercise of equity warrants created 149 shares.


          (1) Management stock options

               As of August 31, 2003, 93,248 management stock subscription options were outstanding, representing an aggregate amount of EUR 2,954,879.

               As of the same date,  5,085,838 management stock purchase options
               were  outstanding,   representing  an  aggregate  amount  of  EUR
               169,342,272.


          (2) Significant equity interests

               As of August 31, 2003, Bellon S.A. held 38.63% of the issued capital of Sodexho Alliance in comparison to 38.69% held on August 31, 2002 and Sofinsod, a wholly-owned subsidiary of Sodexho Alliance, held an 18.5% direct and indirect interest in Bellon S.A. Employee share ownership, at the end of the fiscal year, represented 1.67% of the Group's capital.


          (3) Company share repurchase program

               The Annual Meeting of Shareholders of February 4, 2003 authorized the Board of Directors to effect a stock repurchase program, based on the prospectus issued on January 14, 2003 and approved by the Commission des Operations de Bourse under number 03-007.

               Pursuant to this authorization, during fiscal 2003, 969,740 shares were repurchased at the average price of EUR 24.63. The total number of these shares represent 0.6% of issued capital as of August 31, 2003. During the year, the company sold 937,740 shares.

               Shareholders will be asked to give the Board an 18-month authorization to repurchase Group shares on the open market subject to compliance with the law and the following specific limits:

               Maximum purchase price: 40 euro
               Maximum number of shares: 10 % of issued capital

               Shares purchased under the authorization may be:
               - Used to optimize management of the Company's assets and finances.
               - Used to stabilize the price of the Company's shares.
               - Transferred to employees of the Company exercising their stock purchase options.
               - Granted to senior managers, as compensation, based on their performance.
               - Exchanged for other securities, in particular in conjunction with acquisitions or the issue of share equivalents.
               - Canceled, held, sold, contributed or transferred.

     2.2.2. Acquisition of equity interests


          There were no significant acquisitions of equity interests during fiscal 2003.

     2.2.3. Dividends

          As a result of the exercise of equity warrants and stock options, a total of 159,021,565 shares carry dividend rights.

          Following the closing of the accounts resulting in net income excluding the currency effect equal to the previous year and based on the Group's excellent financial model which allows us to generate cash, the Board of Directors has recommended paying a net dividend of EUR 0.61 per share, unchanged from last year. Including the tax credit of EUR 0.305, the total distribution comes to EUR 0.915 per share. This represents a total distribution of EUR 97,003,155.

          Pursuant to article L 223-16 of the Commercial Code, the table below shows dividend payments for the last four years, as well as the recommended dividend for fiscal 2003 (1).


                                   (1)Fiscal 2003      Fiscal 2002      Fiscal 2001    (2)Fiscal 2000   (2)Fiscal 1999


Number of shares outstanding          159,021,565      159,021,416      158,945,502       134,350,116      133,982,788

Dividend per share, before tax
credit (in euro)                             0.61             0.61             0.56              0.56            0.445

Tax credit (in euro)                        0.305            0.305             0.28              0.28            0.225

Dividend per share including
tax credit (in euro)                        0.915            0.915             0.84              0.84             0.67

Closing share price on the                  24.04            26.00            45.70             50.40            43.70
last trading day in November
following the fiscal year-end
(in euro)

(1) Dividend subject to shareholder approval at the Annual Meeting on February 3, 2004
(2) Adjusted for the March 7, 2001 four-for-one stock-split.

     2.2.4. Sodexho Alliance S.A. financial results


          For the year ended August 31, 2003, Sodexho Alliance S.A. had net income of EUR 79,261,607.


          Income appropriation

          Net income for the  year.......................... EUR 79,261,607 plus retained earnings brought
           forward from prior year.......................... UR 702,506,930

          Total to be appropriated......................... EUR 781,768,537

          Recommended appropriations:

          * Transfer to the legal reserve.......................... EUR 59

          * Net dividend................................... EUR 97,003,155

          (to be paid on the 159,021,565 shares outstanding, representing a dividend per share of EUR 0.61 giving rise to a tax credit of EUR 0.305)

          * Retained earnings............................. EUR 684,765,323


     2.2.5. Re-election of members of the Board of Directors

          The Board of Directors will ask shareholders to re-elect Mrs. Sophie Clamens, Mrs. Nathalie Szabo and Miss Astrid Bellon, as well as Mr. Pierre Bellon, Mr. Remi Baudin and Mr. Francois-Xavier Bellon, whose terms are expiring, for a term of three years ending at the Annual Meeting for the fiscal year ending August 31, 2006.

     2.2.6. Renewal of the authorization to increase long-term capital


          The Board of Directors will also ask shareholders to renew the authorization given at the February 4, 2003 Annual Meeting to increase the Company's long-term capital. This authorization was not used in fiscal 2003. The renewed authorization will allow the Board of Directors, on one or several occasions, to issue shares, equity warrants or other share equivalents or to issue bonus shares to be funded through earnings, additional paid-in capital, retained earnings or other amounts. Shareholders will be given either a preferential right to subscribe to the issues or the right to subscribe to the issues on a priority basis. The authorization will be subject to the following limits:

          - The aggregate par value of shares issued under the authorization may not exceed EUR 63 million.

          - The aggregate face value of debt securities issued under the authorization may not exceed EUR 570 million.

          Any bonus share issues paid up by capitalizing retained earnings, additional paid-in capital or earnings will not be taken into account in the EUR 63 million ceiling referred to above.

          This blanket authorization is designed to allow the Board of Directors to act in the Company's best interests by deciding on the most appropriate method of raising long-term capital when the need arises, taking into account market opportunities.

          Any issues to be carried out under this authorization have not yet been decided and it is impossible to predict future changes in conditions on the domestic and international financial markets.
          Therefore,  at this  time,  it is not  possible  to  provide  detailed information about the dilutive impact of any such issues for individual shareholders.

          In addition, for reasons of the increases in issued capital as proposed above and in consideration of the legal requirements of Law no. 2001-152 of February 19, 2001 pertaining to employee savings plans, shareholders are asked to vote to authorize one or more capital issuances reserved for the benefit of employees participating in a company savings plan or a voluntary partner savings plan, should the case arise.

--------------------------------------------------------------------------------
3 - Outlook
--------------------------------------------------------------------------------


The outlook is good. The potential market to conquer is large in all of our activities and in the countries where Sodexho does business. This growth potential is estimated at more than EUR 380 billion.

Sodexho is number one worldwide in the segments with the greatest potential :
Healthcare, Seniors, Education and Defense.

In addition, Sodexho's financial model is excellent. Our activities are not capital intensive ; for fiscal 2003, net capital expenditures represented only 1.9% of revenues. Operating cash flow was EUR 390 million. This allows us to finance growth, reimburse debt and reward our shareholders.

Based on current information and today's economic climate, at the November 12, 2003 meeting, the Board of Directors fixed and confirmed the following minimum objectives for fiscal 2004 :

- Organic growth in revenues equal to that of fiscal 2003
- EBITA of EUR 550 million, which corresponds to an EBITA margin of 4.6%
- Growth in Group Net Income, excluding exceptional items, of 5%

These objectives are based on the exchange rates used in the fiscal 2003 income statement.

In order to attain or exceed these objectives, our strategy is confirmed. It rests upon six strategic objectives :

1. Accelerate organic growth
2. Improve our human resources planning
3. Improve operational management
4. Improve cash flow
5. Reinforce control
6. Encourage transparency and communication


3.1. Accelerate organic growth

     Our organic growth is the result of three priorities:

     o Retain existing clients:

          Our objective to improve client retention from 93% to 95% is one of the Group's priorities for the next three years. Methods will need to be developed to focus on current clients and action plans will also support this priority. The Operational Committee is addressing this on a global level by using existing best practices in the Group. In particular, we plan to develop a common and standardized method throughout the Group drawing upon expertise from Sodexho in North America and their experience, having developed a client retention philosophy which has been successful for the past several years.


     o Develop our revenues with existing clients:

          - By enlarging our food offering: we estimate that we only feed half of the employees in a client company in Continental Europe and less than half in North America. To counteract this, we have developed a
          "Full potential" approach in several countries with innovative implementation plans and adapted merchandising, such as Plazza Express in the Business and Industry segment in France. In the Education segment in North America, we have increased the number of meals served on existing sites by 5.5%.

          - By offering multi-services: we are global specialists for the Business and Industry segment, the Education segment, the Healthcare segment and the Defense segment. Our multi-service strategy is determined and developed by client segment and sub-segment, as their needs and expectations are different. Today, for the Group, services other than food services represent 19% of our revenues.

     o Win new contracts:

          In our existing segments, we have had numerous important contract wins. We are also developing new client segments or sub-segments. For example, our experience and leading position in the United Kingdom for Defense, has helped us to develop the segment in Australia, North America, Sweden and Turkey, and we are currently responding to a number of requests for tender.

3.2. Improve our human resources planning

     We plan to address the following five priorities:

     1. Support internal promotion such as the nomination of the two Presidents and Chief Operating Officers. The Selection Committee, seconded by the
     Board of Directors, confirmed this priority which has been, since its creation, a key element of the Group's human resources policy;

     2. Encourage the use of employee evaluations to identify managers with significant potential and future entrepreneurs;

     3. Reinforce our workforce by externally recruiting senior managers. Seven recruitments are currently in progress;

     4. Facilitate manager mobility from one entity to another in order to benefit from their skills and knowledge as much as possible;

     5. Systematically create succession plans for the Group's principal managers in order to accelerate the rejuvenation of our teams.


3.3. Improve operational management

     Improving our EBITA and our margin:

     o The first improvement driver gross profit:

          We are constantly improving this key performance indicator for our units. The two main items of focus are labor costs and purchasing.
          Thanks to our advanced planning management methods, manpower is optimized onsite to meet fluctuating needs.

          As for purchasing, our volumes by continent allow us to be competitive throughout the world. Our "Five Step Approach" , which includes menu management and information systems will help us to continually improve our productivity. The "Five Step Approach" allows us to create a recipe and menu catalog by client segment and determine, in advance, the appropriate ingredients. These are then negotiated directly with food industry manufacturers, with logistic costs negotiated separately. We also seek to keep food waste to a minimum.

     o The second improvement driver is to decrease overheads:

          This translates to overheads. In the past, we increased our overheads without questioning whether it was in the client's best interests, which often happens in large companies. We are committed to resolving this drift, however, without sacrificing our investments in development. At constant exchange rates, in fiscal 2003, our overheads changed by 3.8%, which is proof that we are on the right path.

3.4. Improve cash flow

     Since its creation, Sodexho has been able to generate cash to ensure the Group's growth.

     Operational and finance teams are responsible for generating cash and a portion of their annual bonus depends on it.

     We have decided to maintain this strategy as it ensures the financial independence of the Group.

3.5. Reinforce control

     A mapping of risks and commitments was presented to the Audit Committee. We are currently in the process of reviewing and updating, when necessary, procedures and delegations for all of the Group's geographical areas and activities. This assessment is particularly focused on the delegation policy for contracts with clients.

     We are continuing to improve our reporting - both with the use of key performance indicators or simple "scorecards" at each level of the organization - and with our recent investments in information systems for Group reporting, which allow the hierarchy to maintain appropriate control and managers to monitor their income statements, balance sheets and cash flow and report to Group management on a monthly basis.

     An Internal Audit Director was recruited in March 2003 who regularly reports to the Audit Committee.

     During fiscal 2003, the Audit Committee met three times to discuss various issues which included the company's accounting for retirement plan obligations, the impact of International Financial Reporting Standards
     (IFRS) on the consolidated financial statements and management's initiative to evaluate internal control procedures for the President's Report in order to comply with the recent French "Loi de Securite Financiere" and section 404 of the Sarbanes-Oxley Act in the United States

     The Audit Committee also approved the Internal Audit Plan for fiscal 2004 and implemented a procedure for its pre-approval of audit and non-audit engagements of the company's external auditors and their affiliates.

     Finally, the Board of Directors appointed one of its members to evaluate its own operating procedures based on individual survey questionnaires. The results of this survey will be presented to the Chairman for discussion among the Board members in order to evaluate the need, if any, for a review of the Board's Internal Rules.

3.6. Encourage transparency and communication

     In  a  decentralized   company  like  ours,  the  development  of  internal
     communication is essential and new technologies for information and communication will help us.

     Transparency is an integral part of our core values and we are proud to have been ranked among the most transparent non-financial services companies for the CAC 40 (ranked by the magazine les Enjeux - les Echos and Development Institute International).

     Since its creation, the company has always been attentive to ethical issues. But, due to our size, we have decided to formalize our approach in a document that identifies the four principal ethics upheld by the Group.

          Respect for people

          Transparency

          Refusal to engage in corrupt practices and unfair competition

          Loyalty

     This document, which also specifies our commitments to sustainable development on behalf of our clients, customers, employees, suppliers, shareholders and the countries where Sodexho is present, was distributed in September 2003. The members of the Operational Committee have committed themselves to these principles and have signed the document.

     In addition, the Board would like to congratulate Sodexho, Inc. in North America for its actions in favor of minorities which earned them, among others, the following awards:

     - In 2002, Sodexho, Inc. was ranked 20th among the top 100 employers by the Black Collegian, a committee for the promotion and education of African American minorities in the United States,

     - Sodexho, Inc. was selected for the second time among the top fifty "Latin Style" companies. "Latin Style" is an annual, special report that recognizes companies who offer significant opportunities to Hispanic women,

     - In October, Michel Landel, President and Chief Executive Officer of Sodexho in North America, was honored with the "Diversity Best Practices' CEO Leadership Award" which is awarded to the top ten Presidents and CEOs of American companies for their ongoing commitment to creating an environment of diversity and inclusion within their companies.

Group management will focus energies within the Group to improve Sodexho's performance as compared to that of its competitors.

The Board of Directors has expressed its confidence in the Group's future because Sodexho's strengths are numerous :

- Sodexho's values: service spirit , team spirit, and the spirit of progress.
- Sodexho's mission :"Improve the quality of daily life," which gives meaning to all of our team members.
- Sodexho's worldwide network and its presence in 76 countries.
- Sodexho's strong competitive positions.
- Sodexho's excellent financial model.

The Board of Directors would like to thank our clients for their continued trust, our people who maintain their professionalism and efficiency every day to ensure our success around the world, and our shareholders for their loyalty.



                                                  The Board of Directors

--------------------------------------------------------------------------------
Presentation of the activities
--------------------------------------------------------------------------------

1 ACTIVITES

  1.1. Food and Management Services

     Business and Industry

     - Corporations and public organizations that outsource services choose Sodexho as a partner who listens. Always innovative, Sodexho delivers a full suite of services that enable clients to focus on their core business while reducing their costs.

     - To meet a variety of customer expectations and improve their quality of life, Sodexho customizes its food service concepts and constantly expands its multi-service offering, which ranges from reception and janitorial services to conference room management, building maintenance, and more.

     - With a dedicated organization, Sodexho ensures that its international clients benefit from transfers of best practices and purchasing synergies.

     - From World Youth Days to the Olympics, Sodexho is also the natural partner for major events.

     Prestige

     - Refinement, distinction, talent and creativity: for major business clients and executive diners alike, our promise is a touch of the delightful, as well as savoir-faire in the art of everyday living.

     - Business meetings, seminars and receptions: Sodexho Prestige meets expectations with the discreet elegance of respect for enduring traditions in today's busy world.

     - Sodexho Prestige works with master chefs to ensure its cuisine truly delivers not just fine dining, but passion, on every occasion, for every customer, on every site.

     Defense

     - In the Defense segment, Sodexho offers a range of complex, innovative multi-service solutions, thereby satisfying the military's need to focus human and financial resources on its core mission.

     Correctional Services

     - Safety and security are the main priorities in a prison. Nonetheless, as in all its activities, Sodexho strives to enhance the quality of daily life, which for inmates means improving their living conditions. To help them successfully return to society, inmates receive high-quality services and take part in behavioral training and apprenticeship programs, in an atmosphere of fairness and respect for themselves and others.

     - This is why Sodexho operates only with unarmed personnel in democratic countries that do not allow the death penalty and where rehabilitation and reintegration of inmates into society are a priority.

     Healthcare

     - Healthcare is a sensitive area, requiring extensive expertise and the ability to anticipate. Sodexho serves healthcare institutions worldwide, constantly innovating in a myriad of ways, and is expanding its range of services.

     - By carefully listening to patients, their families and caregivers, Sodexho responds to each client's needs with an integrated portfolio of services, including housekeeping, systems maintenance and sterilization of surgical instruments.

     - By providing appetizing meals and attentive service, Sodexho offers comfort and reassurance to patients and their families, for a better quality of daily life and a sense of security.

     Seniors

     - Findings of the Sodexho Research Institute point to the needs and expectations of seniors in terms of quality of daily life, and Sodexho adapts its offering to their lifestyles.

     - Because nursing and residential homes are central to daily life for these customers, Sodexho serves tasty meals in comfortable, pleasant surroundings. Through personalized catering, an expanded range of specialized services, and 24/7 availability, Sodexho puts the zest back into life.

     - Sodexho also provides home services, in answer to the desire of many seniors to maintain their independence and to benefit from personalized assistance.

     Education

     - From nursery schools to universities: public- and private-sector clients want to satisfy varying expectations, depending on the age group, while optimizing costs.

     - What do children want? Recognition and freedom. What do parents want? Nutrition education and food safety.

     - Creative food service concepts, healthy meals, imaginative environments, fun and games, plus multi-service management: Sodexho does it best.

     Remote Sites

     - Clients in oil and gas, mining, construction and public works want a service provider capable of handling all their requirements, often under extreme conditions.

     - In addition to providing food and hotel services, Universal Sodexho leverages over 20 years of experience in providing a range of more than 40 services at remote sites on land and offshore to make quality of life a day-to-day reality.

     - Sodexho supports local economic and social development by creating jobs, providing training programs, introducing regional purchasing policies and forging local partnerships.

1.2. Service Vouchers and Cards

     Sodexho Pass

     - Today, employers are looking for new ways to manage fringe benefits, while public services seek ways to manage and better monitor social benefits. Everyone wants practical, reliable and secure systems.

     - Sodexho Pass sets the pace with operations in 26 countries, 825,000 affiliates, and 11.5 million users each year, who use Sodexho Pass service vouchers and cards to pay for everything from lunch to medicines to home care.

     - Sodexho Pass innovates and constantly expands the range of its payment solutions, to simplify and improve the quality of daily life for its clients, affiliates and users.

--------------------------------------------------------------------------------
2- Condensed Group Organizational Chart
--------------------------------------------------------------------------------

                       Consolidated Financial Statements

I Consolidated Income Statement

(in millions of euro)                 Year ended       % revenues       Change    Year ended    Year ended
                                       August 31,                                 August 31,    August 31,
                                         2003                                        2002          2001

REVENUES                                 11,687           100%           (7.3%)      12,612       11,943
  Other income                               37                                          54          113
  Purchases                              (3,955)          (33.8%)                    (4,559)      (4,416)
  Employee costs                         (5,519)          (47.2%)                    (5,868)      (5,437)
  Other external charges                 (1,482)          (12.7%)                    (1,464)      (1,430)
  Taxes, other than income taxes            (79)           (0.7%)                       (74)         (75)
  Depreciation and increase in provisions  (175)           (1.5%)                      (173)        (112)
                                         -------          -------       -------      -------      -------
EARNINGS BEFORE INTEREST,
 EXCEPTIONAL ITEMS, INCOME
 TAXES, INCOME FROM EQUITY
 METHOD INVESTEES, GOODWILL
 AMORTIZATION AND MINORITY
 INTERESTS (EBITA)                          514             4.4%         (2.6%)         528          586


  Financial expense, net                   (152)           (1.3%)        (8.2%)        (166)        (122)
                                         -------          -------       -------      -------      -------
INCOME BEFORE EXCEPTIONAL
 ITEMS, INCOME TAXES, INCOME
 FROM EQUITY METHOD INVESTEES,
 GOODWILL AMORTIZATION AND
 MINORITY INTERESTS                         362             3.1%         (0.1%)         362          464

  Exceptional (expense) income, net           1             0.0%                         23          (51)

  Income taxes                             (134)           (1.1%)        (6.8%)        (126)        (162)
                                         -------          -------       -------      -------      -------
INCOME BEFORE INCOME FROM
 EQUITY METHOD INVESTEES,
 GOODWILL AMORTIZATION AND
 MINORITY INTERESTS                         229             2.0%        (11.7%)         259          251

  Net income (loss) from
   equity method investees                    4                                           4           (2)

  Goodwill amortization                     (62)           (0.5%)         8.2%          (67)         (44)
                                         -------          -------      -------       -------      -------
GROUP NET INCOME BEFORE
 MINORITY INTERESTS                         171             1.5%        (12.4%)         196          205

  Minority interests in net income of
   consolidated subsidiaries                  9             0.1%        (28.3%)          13           67

                                        -------           -------       -------       -------      -------
GROUP NET INCOME                            162             1.4%        (11.3%)         183          138
                                        =======           =======       =======       =======      =======

EARNINGS PER SHARE (in euro)               1.02                         (11.4%)        1.15         1.00

DILUTED EARNINGS PER SHARE (in euro)       1.00                         (11.6%)        1.13         0.99

II Consolidated Balance Sheet


ASSETS (in millions of euro)          August 31, 2003   August 31, 2002    August 31, 2001

FIXED AND INTANGIBLE ASSETS, NET
  Goodwill                                 1,492             1,616              1,710
  Intangible assets                        2,686             2,940              3,021
  Property, plant and equipment              379               371                371
  Financial investments                       64                67                 68
  Equity method investees                     19                11                  6
                                          ------            ------              -----
  o Total fixed and intangible
    assets, net                            4,640             5,005              5,176

CURRENT AND OTHER ASSETS
  Inventories                                170               170                193
  Accounts receivable, net                 1,383             1,456              1,518
  Prepaid expenses, other
   receivables and other assets              637               606                567
  Marketable securities                      542               553                357
  Restricted cash                            166               165                152
  Cash                                       570               589                704
                                          ------            ------              -----
  o Total current and other assets         3,468             3,539              3,491
                                          ------            ------              -----
TOTAL ASSETS                               8,108             8,544              8,667
                                          ======            ======              =====


LIABILITIES AND SHAREHOLDERS' EQUITY
(in millions of euro)

SHAREHOLDERS' EQUITY
  Common stock                               636               636                630
  Additional paid in capital               1,186             1,191              1,141
  Consolidated reserves                      427               571                634
                                          ------            ------              -----
  o Total Shareholders' Equity             2,249             2,398              2,405

MINORITY INTERESTS                            66                73                131

PROVISIONS FOR CONTINGENCIES AND LOSSES       89                99                 93

LIABILITIES
  Borrowings                               2,488             2,693              2,781
  Accounts payable                         1,128             1,251              1,268
  Vouchers payable                           794               732                729
  Other liabilities                        1,294             1,298              1,260
                                          ------            ------              -----
  o Total Liabilities                      5,704             5,974              6,038
                                          ------            ------              -----
TOTAL SHAREHOLDERS' EQUITY
 AND LIABILITIES                           8,108             8,544              8,667
                                          ======            ======              =====

III Consolidated Cash Flow Statement

(in millions of euro)                      Year ended            Year ended             Year ended
                                         August 31, 2003       August 31, 2002        August 31, 2001

OPERATING ACTIVITIES

  Consolidated net income before income
   (loss) from equity method investees and    167                    192                     207
   minority interests

   o Non cash items

   Depreciation and provisions                215                    254                     157
   Deferred taxes                              (9)                     5                      20
   Losses (gains) on disposal and other,
    net of tax                                 14                    (61)                     26
                                            ------                  -----                   -----
   o Cash provided by operating
    activities                                387                    390                     410

   Dividends received from equity method
   investees                                    3                      1                       0

   Change in working capital from
   operating activities                       100                    228                     144

   o Net cash provided by operating
    activities                                490                    619                     554


INVESTING ACTIVITES

   Tangible and intangible fixed assets      (241)                  (297)                   (238)
   Fixed asset disposals                       15                     33                      31
   Acquisitions, net of dispositions, of
    consolidated subsidiaries                 (33)                   (48)                 (1,739)
   Change in working capital from
    investing activities                      (19)                    (3)                    (13)
                                            ------                  -----                 -------
   o Net cash used in investing              (278)                  (315)                 (1,959)
     activities


FINANCING ACTIVITIES

   Dividends paid to parent company           (94)                   (87)                    (74)
    shareholders

   Dividends paid to minority shareholders    (11)                   (15)                     (9)
    of consolidated companies

   Increase in shareholders' equity             0                     59                   1,020

   Proceeds from borrowings                   104                  1,120                   1,977

   Repayment of borrowings                   (178)                (1,146)                 (1,142)

   Change in working capital from
    financing activities                      (23)                    (1)                     (9)

                                            ------                  -----                 -------
   o Net cash provided by (used in)          (202)                   (70)                  1,763
     financing activities
                                            ------                  -----                 -------
INCREASE IN NET CASH, CASH
 EQUIVALENTS AND MARKETABLE
 SECURITIES                                    10                    234                     358
                                            ======                  =====                 ========


   Cash, cash equivalents,
    and marketable securities,
    as of beginning of period               1,307                  1,213                     896

   Add: provisions as of beginning
    of period                                  23                      1                       0

   Cash, cash equivalents, and
    marketable securities, as
    of end of period                        1,278                  1,307                   1,213

   Add: provisions as of end
    of period                                   8                     23                       1

   Net effect of exchange
    rates on cash                              54                    118                      40

                                           ------                  -----                 -------
INCREASE IN NET CASH,
 CASH EQUIVALENTS, AND
 MARKETABLE SECURITIES                         10                    234                     358
                                           ======                  =====                 ========

                 Notes to the consolidated Financial Statements

IV SIGNIFICANT EVENTS

     The Group, through its U.S. subsidiary, Sodexho, Inc., acquired 91.4% of Patriot Medical Technologies, Inc., a U.S. company based in Tennessee, for U.S.$ 3.1 million (EUR 2.9 million). This company, formed in 1997 and specialized in engineering services in the medical sector, has annual revenues of U.S. $ 25 million. Goodwill recorded in connection with the transaction of EUR 9.4 million will be amortized over 30 years. This entity contributed an EBITA loss of EUR 0.2 million to Sodexho Alliance's consolidated income statement for the year.

     Sodexho Pass International acquired an additional 23% of Sodexho Pass do Brazil, in which it already held 77% of the outstanding shares, for EUR
     27.6 million. Goodwill of EUR 25.6 million recorded in connection with the transaction will be amortized over 30 years.

     In May 2003,  Sodexho Alliance  received a purchase price complement of EUR
     28.6 million in connection with the sale of its shares in Corrections Corporation of America in fiscal 2001.


V SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, VALUATION AND CONSOLIDATION METHODS, AND PRIOR YEAR COMPARATIVES
     The Group financial statements have been prepared in accordance with accounting principles established by the Comite de la Reglementation Comptable No 99-02 ("CRC Regulation 99-02") in France.

     The financial statements have been prepared on a basis consistent with the prior year, except with respect to the provision of EUR 19 million recorded in financial expense in fiscal 2002 on Sodexho Alliance shares in connection with employee stock option programs in order to reflect the lower of cost or market. In accordance with the CNC opinion, such provisions and the release thereof are now included in exceptional items, where losses pertaining to stock compensation are also recorded.

     Amounts in tables are expressed in millions of euro, unless indicated otherwise.

     1 Fiscal year

          The majority of fully-consolidated companies have a year ending August 31.

          All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared on August 31, 2003 and for the twelve month period then ended.

     2 Revenue  recognition

          In the Food and Management Services, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients.

          Revenues for the service voucher segment include commissions received from customers, commissions received from affiliates and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

     3 Retirement benefits

          For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the expense of the plan. Otherwise the Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet.

     4 Stock options

          Sodexho Alliance has acquired treasury shares in connection with its stock option plans which are recorded in marketable securities. A liability (and corresponding expense) is recorded if at the closing date of the period, the acquisition cost of the shares acquired is superior to the exercise price of the options awarded. If the number of treasury shares acquired is less than the number of options awarded, a liability (and corresponding expense) is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options.

     5 Exceptional Items

          Exceptional income and expenses are recorded for significant items which, due to their unusual character and non-recurring nature, are not considered to be inherent to the operating activities of the Group. In general, such costs relate to gains or losses on asset dispositions, restructuring costs, exceptional depreciation of fixed and intangible assets, or provisions or expenses recorded in connection with stock option plans.

     6 Earnings per share

          Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the Ordre des Experts Comptables. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the Taux Moyen Mensuel du Marche Monetaire Euro) on the proceeds which would have resulted from the issuance of these shares. The potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance, which are exercisable prior to June 2004.

     7 Foreign currency transactions and translation

          For subsidiaries located in countries with stable currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. The monthly average exchange rates are calculated as the average of the end of month rate and the rate for the prior month. Exchange rates used are obtained from Euronext Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

          The  financial  statements  of  the  following   subsidiaries  reflect
          currency devaluations as required by local regulations:

          - Sodexho Chile (sub-consolidation)
          - Siges Chile
          - Sodexho Pass Chile
          - BAS (Chile)
          - Sodexho Colombia
          - Sodexho Peru
          - Sodexho Pass de Colombia
          - Prestaciones Mexicanas SA de CV
          - Promocupon (Mexico)
          - Sodexho Servicios de Personal (Mexico)
          - Sodexho Sitios Remotos de Peru
          - Sodexho Mexico
          - Sodexho Servicios Operativos (Mexico)
          - Sodexho Restoran Servisleri (Turkey)
          - Sodexho Mantenimiento y Servicios (Mexico)
          - Sodexho Argentina
          - Sodexho Toplu Yemek (Turkey)
          - Sodexho Venezuela Alimentacion y Servicios
          - Luncheon Tickets (Argentina)
          - Sodexho Pass Venezuela
          - Universal Sodexho Services de Venezuela
          - Universal Sodexho Empresa Servicios y Campamentos (Venezuela)

          The inclusion of monetary corrections imposed by local regulators on these subsidiaries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders' equity in the same manner as for the subsidiaries in countries with stable currencies.

          For subsidiaries located in highly inflationary countries, differences between net income translated at average and period-end rates are included in net financial expense. The impact of these differences on the consolidated income statement was not significant in any of the periods presented. As of August 31, 2003, none of the countries in which the Group operates was considered to be highly inflationary.

          Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders' equity until the sale or liquidation of the net investment.

     8 Valuation of assets and liabilities

          Assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000.

          8.1 Intangible assets

               The inclusion in the consolidation scope of the fair value of the following companies Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services, resulted in the recording of an intangible asset which represents the value attributed to the significant market shares held by these six companies in their principal geographic markets (the Great Britain and Ireland, the United States, the Netherlands, France, Australia and Sweden).

               Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries and is reviewed annually for diminution in value. Market shares are not amortized in the consolidated financial statements. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, it is written down.

               The impairment evaluation for market shares and goodwill is further supported by a calculation of the fair value of the assets as of August 31, 2003 as determined based on the discounted future cash flows.

               No deferred taxes are recorded on market shares.

          8.2 Goodwill

               Goodwill represents the excess of acquisition cost over the fair value of the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (calculated on a pro rata basis in the year of acquisition).



          8.3 Property, plant and equipment

               Leased assets are recorded on the balance sheet as capital leases in instances where a Group company is deemed to bear substantially all of the risks and rewards of the leased asset. A corresponding obligation is recorded as a liability, and the related rental cost is allocated between depreciation and interest expense in the income statement.

               Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the respective assets giving consideration to the local economic conditions and climate.

               The following useful lives are generally used by Group companies:

               - Software                                     25%
               - Enterprise resource planning (ERP) systems   20%
               - Buildings                                    3,33% - 5%
               - Facilities and fixtures                      10%
               - Plant and machinery                          10% - 50%
               - Vehicles                                     25%
               - Office and computer equipment                20% - 25%
               - Other fixed assets                           10%

               Organization costs are amortized over a maximum duration of five years.

     9 Accounts Receivables

          Client receivables are recorded at their nominal values.

          The allowance for doubtful accounts is estimated based on the risk of the non-recoverability of certain client receivables.

     10 Deferred income taxes

          Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes as well as on consolidation adjustments.

          As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued. In addition, deferred tax assets pertaining to net operating loss carry-forwards (net of deferred tax liabilities), are only recorded in cases where recovery is deemed probable.

     11 Vouchers payable

          Vouchers payable represents the face value of vouchers in circulation or presented to Sodexho Alliance but not yet reimbursed to the affiliate.

     12 Financial instruments

          Group policy is to finance acquisitions through borrowings in the acquired company's currency generally at fixed rates of interest. In most cases where variable rate debt has been negotiated, the variable rate interest is swapped into fixed rates through the use of interest-rate swap agreements. Similarly, in most cases where acquisition financing has been negotiated in a currency other than that of the acquired company, a currency swap agreement is negotiated.

          All such agreements are designated as hedges at contract inception. The Group does not engage in speculative transactions.


          The accounting for swaps is as follows:

          - For swaps negotiated on inter-company debt, the difference between the amount of the debt at the originally negotiated rates and at the swapped rates is recorded as debt.

          - For other swap agreements, the related loans and borrowings are recorded at the swapped interest rate and currency.

     13 Deferred financing charges

          Deferred financing costs incurred in connection with bond issuances are amortized over the maturity of the related debt.

     14 Provisions for contingencies and losses

          A provision for contingencies and losses is recorded when it is probable that there exists a legal, equitable, or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party. Provisions for contingencies and losses primarily include payroll and other taxes, client and supplier litigation, and employee litigation.

VI ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION


     In fiscal 2003 the Group changed the manner in which it reports its operating segments to remain in line with the operating organization of the Group. Accordingly, the Remote Sites activity is now included in the Food and Management Services activity in the Rest of the World geographical region, and the River and Harbour Cruise activity is now reported in the relevant geographic area within the Food and Management Services activity.


              (In millions of Euro)                      Year ended         Change         Year ended
                                                       August 31, 2003                    August 31, 2002

              REVENUES

              o By Operating Activity :
                Food and Management Services
                   North America                           5,427            (10.1%)             6,039
                   Continental Europe                      3,585              2.7%              3,491
                   Great Britain and Ireland               1,453            (13.7%)             1,684
                   Rest of the World                         974            (12.9%)             1,119

                Service Vouchers and Cards                   248            (11.3%)               279
                                                          -------           -------           --------
              TOTAL                                       11,687             (7.3%)            12,612
                                                          =======           =======           ========
              o by Geographic Zone:

                   North America                           5,427            (10.1%)             6,038
                   France                                  1,734              1.1 %             1,715
                   Great Britain and Ireland               1,465            (13.5 %)            1,694
                   Rest of Europe                          1,978              4.1 %             1,901
                   Rest of the World                       1,083            (14.3 %)            1,264
                                                          -------            -------           --------
              TOTAL                                       11,687             (7.3 %)           12,612
                                                          =======            =======           ========




                                                        Year ended         Change         Year ended
                                                      August 31, 2003                    August 31, 2002

              Net Fixed Assets

              o By Operating Activity :

                Food and Management Services
                  North America                            2,720             (9.8%)             3,015
                  Continental Europe                         715              0.4%                712
                  Great Britain and Ireland                  876             (8.1%)               954
                  Rest of the World                          148             (6.1%)               158

                Service Vouchers and Cards                   147             11.1%                132

                Holding Companies                             34             (0.8%)                34
                                                          -------        ----------            -------
                    TOTAL                                  4,640             (7.3%)             5,005
                                                          =======        ==========            =======


              o by Geographic Zone:

                  North America                            2,720             (9.8%)            3,015
                  France                                     364              0.3%               363
                  Great Britain and Ireland                  876             (8.5%)              957
                  Rest of Europe                             418              1.2%               413
                  Rest of the World                          262              3.2%               257
                                                          -------        ----------            -------
                   TOTAL                                   4,640             (7.3%)            5,005
                                                          =======        ==========            =======
              EBITA (before corporate expenses):

              o By Operating Activity :

                Food and Management Services

                  North America                              268             (8.3%)            293
                  Continental Europe                         167             11.1%             150
                  Great Britain and Ireland                   21             71.7%              12
                  Rest of the World                           18            (41.5%)             31

                Service Vouchers and Cards                    68            (11.6%)             77

                Holding Companies                            (28)            19.6%             (35)
                                                         -------        ----------            -------
                   TOTAL                                     514             (2.6%)            528
                                                         =======        ==========            =======


              Group Employees                            Year ended        Change       Year ended
                                                       August 31, 2003                 August 31, 2002

              o by Geographic Zone:

                North America                              119,009           1.1%          117,689
                Great Britain and Ireland                   51,843         (16.2%)          61,835
                France                                      30,465           0.0%           30,477
                Rest of Europe                              49,897           0.9%           49,438
                Rest of the World                           57,171           2.6%           55,702
                                                          ---------      ---------         ---------
              TOTAL                                        308,385         (2.1%)          315,141


The tables below show the Revenue and EBITA (before corporate expenses) by activity under the prior presentation:


        (In millions of euro)                            Year ended        Change       Year ended
                                                       August 31, 2003                August 31, 2002

             Revenue

             o By Operating Activity :

               Food and Management Services

                 North America                              5,387           (10.1%)          5,995
                 Great Britain and Ireland                  1,444           (13.7%)          1,674
                 Continental Europe                         3,501             2.6%           3,413
                 Rest of the World                            477           (15.8%)            566

               Remote Sites                                   543            (8.0%)            590

               Service Vouchers and Cards                     248           (11.3%)            279

               River and Harbor Cruises                        87            (8.3%)             95
                                                          -------          --------         -------
                    TOTAL                                  11,687            (7.3%)         12,612



                                                          Year ended        Change       Year ended
                                                       August 31, 2003                August 31, 2002

              EBITA
              (before corporate expenses)

              o By Operating Activity :

                Food and Management Services
                  North America                               270            (9.2%)            297
                  Great Britain and Ireland                    22            56.5%              14
                  Continental Europe                          158            13.1%             140
                  Rest of the World                             6           (17.9%)              7

                Remote Sites                                   22           (13.4%)             26
                Service Vouchers and Cards                     68           (11.6%)             77
                River and Harbor Cruises                        7             N/A                2
                Holding Companies                             (39)          (10.8%)            (35)
                                                            ------         --------          ------
                     TOTAL                                    514            (2.6%)            528
                                                            ======         ========          ======



VII ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS


    Note 1) - Financial Expense, Net

                                      Year ended August     Year ended August
                                           31, 2003             31, 2002


     o Interest income                        24                  39

     o Net variation in
       financial provisions                   (3)                (26)

     o Net exchange (loss) / gain             (8)                  1


     o Interest expense                     (165)               (180)
                                           ------              -------
     TOTAL                                  (152)               (166)



     The improvement in net financial expense of EUR 14 million in fiscal 2003 was mainly the result of the prior year reflecting a EUR 19 million provision. Exchange losses increased by EUR 9 million from the prior year when significant exchange gains were realized by our Luncheon Ticket subsidiary on its investments in strong currencies prior to the devaluation of the Argentine peso. Interest expense for fiscal 2003 primarily included EUR 38 million of interest expense on the credit facility arranged in April 2001 at the Sodexho, Inc. subsidiary, and interest of EUR 91 million on the 1996, 1999 and 2002 bond issuances. Reimbursements of borrowings of EUR 74 million and the decline of the US dollar against the euro reduced our interest expense by EUR 15 million over the prior year.

     Note 2) - Exceptional Items

     Net exceptional income of EUR 1 million in fiscal 2003 included EUR 28.6 million received as a purchase price complement in connection with the sale of the shares in Corrections Corporation of America in fiscal 2001. This income was offset by EUR 13.6 million in losses and provisions pertaining to Sodexho Alliance shares held in connection with stock option plans, EUR
     7.6 million in restructuring costs in our U.S. and U.K. subsidiaries and litigation expenses of EUR 5 million.

     Note 3) - Income Tax Provision

     Following  is  a  reconciliation   of  income  taxes  computed  at  Sodexho
     Alliance's statutory rate to the actual income tax provision for the year ended August 31, 2003.


     Income before exceptional items, income taxes, income from          362
     equity method investees and goodwill amortization
     Exceptional income                                                    1
                                                                    ----------
     Income before taxes                                                 363
     Sodexho Alliance tax rate                                           35.43 %
                                                                    ----------
     Theoretical tax provision                                          (129)
     Effect of differing jurisdictional tax rates                         (2)
     Permanent differences                                                 7
     Other taxes                                                          (4)
     Net operating loss carryforwards utilized in the current
     year but generated in prior years and not previously
     recognized                                                            2
     Current year non-recognition of net operating loss
     carryforwards                                                        (5)
                                                                    ----------
     Actual tax provision                                               (131)

     Current income taxes                                               (140)
     Deferred income taxes                                                 9
                                                                    ----------
     Sub-total                                                          (131)
     Withholding taxes                                                    (3)
                                                                    ----------
     Total Income taxes                                                 (134)
                                                                    ==========

     Note 4) - Goodwill


                                                        August 31,    Additions       Decreases     Translation    August 31,
                                                          2002       during the       during the    adjustments       2003
                                                                        year             year

     Sodexho Inc. (including Wood Dining    Gross        1,039.8          9.5             2.3          (78.0)        969.0
      Services)                              Amort         (61.2)       (32.9)                           3.7         (90.4)

     Sodexho Services Group                 Gross          272.1                                       (22.2)        249.9
                                             Amort         (68.8)        (8.6)                           5.9         (71.5)

     Sodexho Pass do Brazil                 Gross           63.4         25.6                           (1.4)         87.6
                                             Amort          (9.7)        (2.9)                           0.1         (12.5)

     Sodexho Management Services            Gross           56.0                                        (4.6)         51.4
                                              Amort         (9.0)        (1.8)                           0.8         (10.0)

     Sogeres                                Gross           56.0          0.5                                         56.5
                                             Amort          (2.1)        (1.9)                                        (4.0)

     Sodexho Scandinavian Holding AB        Gross           53.7          2.3                           (0.2)         55.8
                                             Amort          (9.0)        (1.8)                                       (10.8)

     Sodexho Espana                         Gross           28.5                                                      28.5
                                             Amort          (7.4)        (0.9)                                        (8.3)

     Sodexho Belgique                       Gross           22.9                                                      22.9
                                             Amort          (8.0)        (0.7)                                        (8.7)

     Tillery Valley Foods                   Gross           22.7                                        (1.9)         20.8
                                             Amort          (4.5)        (0.7)                           0.4          (4.8)

     Luncheon Tickets                       Gross           22.5                                                      22.5
                                             Amort          (3.0)        (0.7)                                        (3.7)

     Sodexho Italia                         Gross           17.9                           0.2                        17.7
                                             Amort          (2.4)        (0.7)                                        (3.1)

       Universal Services                   Gross           17.2                                                      17.2
                                             Amort          (1.6)        (0.5)                                        (2.1)

       Other goodwill                       Gross          172.4          2.7              3.3          (2.4)        169.4
       (gross amounts less than EUR 15       Amort         (42.7)        (7.5)            (2.7)          0.4         (47.1)
       million)
                                                         ------          -----         -------         ------       --------
       Total
                                            Gross        1,845.1         40.6              5.8        (110.7)      1,769.2
                                             Amort        (229.4)       (61.6)            (2.7)         11.3        (277.0)
                                              Net        1,615.7        (21)               3.1         (99.4)      1,492.2
                                                         =======         ======         =======       =======      =========

     Note 5) - Intangible Assets

                                                                                            Changes
                                                             Additions      Decreases         in
                                                August 31,   during the     during the   consolidation  Translation    August 31,
                                                   2002         year           year          scope      adjustments       2003

           Market Shares:

              North America (FMS)                  1,851.0                                                 (185.3)       1,665.7

              North America (RS)                      44.4                                                   (4.4)          40.0

              United Kingdom, Ireland                589.3                                                  (48.9)         540.4

              Netherlands                             86.1                                                                  86.1

              Sweden                                  77.9                                                   (0.5)          77.4

              Australia                               10.2                                                    0.5           10.7

              France                                 137.0                                                                 137.0
                                                  --------      -----        ------         ------         --------      --------
           o  Total Cost                           2,795.9       0.0           0.0            0.0          (238.6)       2,557.3

           Diminutions in value
           (Australia)                                (1.2)                   (0.3)                          (0.1)          (1.0)
                                                   --------     -----        ------         ------         --------      --------
           o  Net book value                       2,794.7       0.0          (0.3)           0.0          (238.7)       2,556.3


           Other Intangible Assets:

              Cost                                   190.6      57.6          24.8           (0.3)          (35.8)         187.3

              Accumulated amortization and
               diminutions in value                  (45.2)    (26.9)         (4.9)                           9.6          (57.6)
                                                   --------    ------        ------         ------         --------      --------
           o  Net book value                         145.4      30.7          19.9          (0.3)           (26.2)         129.7

           TOTAL:

              Cost                                 2,986.5      57.6          24.8          (0.3)          (274.4)       2,744.6

              Accumulated amortization and
               diminutions in value                  (46.4)    (26.9)         (5.2)                           9.5          (58.6)
                                                   --------    ------        ------         ------         --------      --------
           o  Net book value                       2,940.1      30.7          19.6          (0.3)          (264.9)       2,686.0
                                                   ========    ======        ======         ======         ========      ========

           FMS : Food and Management Services
           RS : Remote Sites

     Note 6) - Property, Plant and Equipment

                                                       Additions       Decreases    Changes in
                                          August 31,   during the     during the   consolidation  Translation   August 31,
                                            2002          year            year        scope       adjustments      2003
              LAND
               Cost                             8,3                                                    (0,5)            7,8
               Accumulated depreciation.       (0,4)                                                                   (0,4)
                                       ------------- ------------- -------------- ------------- ------------- --------------
               o  Net book value                7,9           0,0            0,0           0,0         (0,5)            7,4

              buildings
               Cost                            74,8           3,7            2,1           0,0         (5,2)           71,2
               Accumulated depreciation.      (32,9)         (3,9)          (1,0)                       3,4           (32,4)
                                       ------------- ------------- -------------- ------------- ------------- --------------
               o  Net book value               41,9          (0,2)           1,1           0,0         (1,8)           38,8

              Facilities and fixtures
               Cost                           121,4          15,5            9,0                       (3,9)          124,0
               Accumulated depreciation       (70,8)        (15,5)          (6,6)          0,0          8,8           (70,9)
                                       ------------- ------------- -------------- ------------- ------------- --------------
               o  Net book value               50,6           0,0            2,4           0,0          4,9            53,1

              Plant and machinery
               Cost                           360,1          44,9           16,1           0,8        (43,3)          346,4
               Accumulated depreciation.     (224,4)        (50,2)         (25,6)          0,1         30,7          (218,2)
                                       ------------- ------------- -------------- ------------- ------------- --------------
               o  Net book value              135,7         (5,3)          (9,5)           0,9        (12,6)          128,2

              Vehicles
               Cost                            87,0          4,4            6,4            0,1         (3,7)           81,4
               Accumulated depreciation.      (67,2)         (7,6)          (5,8)                         7,7         (61,3)
                                       ------------- ------------- -------------- ------------- ------------- --------------
              o  Net book value               19,8         (3,2)            0,6           0,1           4,0           20,1

              Office and computer
               equipment
               Cost                          178,3         22,8            12,6           0,2           6,2          194,9
               Accumulated depreciation.    (126,3)       (27,8)          (13,7)         (0,1)          5,2         (135,3)
                                       ------------- ------------- -------------- ------------- ------------- --------------
              o  Net book value               52,0         (5,0)           (1,1)          0,1          11,4           59,6

              Other fixed assets
               Cost                           94,3         30,9             5,1           0,0           2,6          122,7
               Accumulated depreciation.     (31,6)       (10,8)           (3,6)          0,0         (11,8)         (50,6)
                                       ------------- ------------- -------------- ------------- ------------- --------------
              o  Net book value               62,7         20,1             1,5           0,0          (9,2)          72,1

              TOTAL
               Cost                          924,2        122,2            51,3           1,1        (47,8)          948,4
               Accumulated depreciation.    (553,6)      (115,8)          (56,3)          0,0         44,0          (569,1)
                                       ------------- ------------- -------------- ------------- ------------- --------------
              o  Net book value              370,6          6,4            (5,0)          1,1         (3,8)          379,3
                                       ============= ============= ============== ============= ============= ==============



          - Capital Leases

               Assets recorded under capital lease arrangements totaled EUR 48 million as of August 31, 2003 (EUR 44 million as of August 31,
               2002) which was net of accumulated amortization of EUR 72 million.

     Note 7) - Financial investments

                                                                        Increases/      Changes
                                                                       (decreases)        in
                                                         August 31,     during the   consolidation   Translation    August 31,
                                                            2002           year          scope       adjustments       2003

              Investment securities
                 Cost                                     19,5             1,8          (0,2)           (0,6)           20,5
                 Diminutions in value                     (8,6)           (1,4)                          0,5            (9,5)
                                                      --------------- ------------- -----------   -----------    -------------
                 Net book value                           10,9             0,4          (0,2)           (0,1)           11,0

              Other investments
                 Cost                                     23,3            (1,0)                         (0,1)           22,2
                 Diminutions in value                     (1,3)                                                         (1,3)
                                                      --------------- ------------- -----------   -----------    --------------
                 Net book value                           22,0            (1,0)          0,0            (0,1)           20,9
                                                      --------------- ------------- -----------   -----------    --------------
              Receivables from investees

                  Cost                                    14,2             0,5          (0,2)           (0,8)           13,7
                  Diminutions in value                     0,0                                                           0,0
                                                      --------------- ------------- -----------   -----------    --------------
                  Net book value                          14,2             0,5          (0,2)           (0,8)           13,7
                                                      --------------- ------------- -----------   -----------    --------------
              Loans receivable (*)

                  Cost                                     7,5            (1,3)                         (0,1)            6,1
                  Diminutions in value                    (0,1)                                                         (0,1)
                                                      --------------- ------------- -----------   -----------    --------------
                  Net book value                           7,4            (1,3)         0,0             (0,1)            6,0
                                                      --------------- ------------- -----------   -----------    --------------
              Deposits and other (*)
                  Cost                                    12,9            (0,8)         0,4             (0,5)           12,0
                  Diminutions in value                     0,0                                                           0,0
                                                      --------------- ------------- -----------   -----------    --------------
                  Net book value                          12,9            (0,8)         0,4             (0,5)           12,0


              Total financial investments
                  Cost                                    77,4            (0,8)         0,0             (2,1)           74,5
                  Diminutions in value                   (10,0)           (1,4)         0,0              0,5           (10,9)
                                                      --------------- ------------- -----------   -----------    --------------
                  Net book value                          67,4            (2,2)         0,0             (1,6)           63,6
                                                      =============== ============= ===========   ===========    ==============



          (*)These items are included in working capital in the cash flow statement.

          Principal Investment Securities

          As of August 31, 2003, investment securities principally include a EUR 3 million investment in Stadium Australia Management, in which the Group owns 15.8% of the shares, a EUR 3 million investment in Leoc Japan Co (previously, Sodex Japan Company Ltd), of which it owns 9.3%, and a EUR 1 million investment in Societe Privee de Gestion, in which the Group owns 10.7% of the shares.



     Note 8) - Equity Method Investees

               Companies accounted for under the equity method are listed in chapter 5 - Consolidation scope.


                            Current                    Changes     Translation       Gross
                            year net    Current           in        adjustments       balance,
                August 31,   income      year       consolidation   and other       August 31,
                  2002       (loss)   distribution      scope          (*)            2003

Equity method
 investees        10.9         4.3       (3.3)           1.0           6.4             19.3



     (*) EUR 7.6 million was classified as provisions as of August 31, 2003 with respect to our negative investment in three equity method investees.



     Note 9) - Inventories and work in progress

               Inventories principally comprise food and other consumable items with a high turnover rate and are valued on a first in first out basis. As of August 31, 2003, the gross value of inventories amounted to EUR 172 million.



     Note 10) - Prepaid Expenses, Other Receivables and Other Assets

                                                                 Gross value,    Diminutions    Gross value,    Diminutions
                                                                                   in value,                      in value,
                                                                   August 31,     August 31,      August 31,     August 31,
                                                                      2003           2003            2002           2002

                         Advances                                           8                             10

                         Other operating receivables                      265            (1)             238            (2)

                         Investment receivables                             3                              1

                         Financing receivables                              2                              1
                                                               --------------- -------------- --------------- --------------
                     Total other receivables                              278            (1)             250            (2)


                         Prepaid expenses                                  70                             64

                         Deferred financing charges                        22                             29

                         Other deferred charges (*)                       170                            155

                         Deferred tax asset                                98                            110
                                                               --------------- -------------- --------------- --------------
                     Total                                                638            (1)             608            (2)
                                                               =============== ============== =============== ==============


          (*) This item is classified as fixed assets in the cash flow statement.



     Note 10-1) - Accounts and Other Receivables

                                                                  Net book                Due from                 Net book
                                                                   value,                  one to                   value,
                        Gross values,     Diminutions in value,  August 31,   Due within    five      Due after   August 31,
                      August 31, 2003     August 31, 2003           2003       one year     years     five years     2002

 Accounts
  receivable                1,447               (64)               1,383        1,378         5             0        1,456

 Other receivables..          278                (1)                 277          248        29             0          248

 Prepaid expenses...           70                 0                   70           68         1             1           64



     The allowance for doubtful accounts represents 4.4% of accounts receivable as of August 31, 2003.

     Concentration of credit risk within accounts receivable is limited because of the large customer base. The Group generally does not require collateral or specific guarantees.



     Note 10-2) - Deferred Charges

                                                                            Due from
                                            August 31,        Due within   one to five    Due after       August 31,
                                               2003            one year       years       five years         2002

              Deferred financing costs          22                 6           15             1               29

              Deferred charges                 170                40           86            44              155




          Deferred financing costs are amortized over the maturity period of the related debt.

          Included in deferred charges are investments in client facilities in the U.S., which are amortized over the related contract term, totaling EUR 124 million as of August 31, 2003 as well as EUR 20 million of bid costs on long term contracts, which are amortized over the shorter of their estimated useful life and 10 years.



     Note 11) - Deferred taxes

                                 August 31, 2003              August 31, 2002

     Deferred tax assets               98                          110

     Deferred tax liabilities         (17)                         (18)

     Net deferred tax assets           81                           92

     As of August 31, 2003, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 25 million.



          Breakdown of deferred taxes:


          Deductible temporary differences

          - Employee benefits liabilities               94

          - Other temporary differences                (22)

          Net operating loss carry forwards              9
                                                 ---------------
          TOTAL                                         81
                                                 ===============



     Note 12) - Deposits and marketable securities

               Deposits and marketable securities include 2,528,062 shares in Sodexho Alliance purchased for a total amount of EUR 89 million. These shares are to be used to fulfill our obligation with respect to several stock option plans within the Group.

               Deposits and marketable securities represent short-term cash investments and are stated at the lower of cost or net realizable value.

               The fair values of deposits and marketable securities are shown in note VII 18.



     Note 13) - Restricted cash

               Restricted cash consists of funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (EUR 154 million) and as a guarantee for certain commitments entered into by Mexican affiliates (EUR 12 million).





     Note 14) - Shareholders' Equity

(in millions of                               Additional                Foreign                  Group
euros except for         Shares      Common    paid-in      Retained    currency      Treasury    net        Shareholders'
number of shares)      outstanding   stock     capital      earnings   translation     shares    income        equity

Shareholders'
 equity, August
 31, 2001             157,559,654     630       1,141          441         86           (31)      138           2,405

Share capital
 increase               1,461,762       6          50                                                              56

Dividend payments by
 the holding company
 (net of dividends on
 treasury shares)                                               51                               (138)            (87)

Net income for the
 period                                                                                           183             183

Foreign currency
 translation                                                     3       (162)                                   (159)
 adjustment
                     ------------- --------   ---------  ------------ -----------  ----------  ---------    -------------
Shareholders'         159,021,416     636       1,191           495       (76)          (31)      183           2,398
 equity, August
 31, 2002

Share capital
 increase                     149                                                                                   0

Reclassification
 (deferred tax on
 the charges for an
 increase in share
 capital)                                          (5)            5                                                 0

Dividend payments by
 the holding company
 (net of dividends on
 treasury shares)                                                88                              (183)            (95)

Net income for the                                                                                162             162
 period

Foreign currency                                                         (215)           (1)                     (216)
 translation
 adjustment and other
 changes
                     ------------- --------   ---------  ------------ -----------  ----------  ---------    -------------
Shareholders'
 equity, August 31,
 2003                 159,021,565     636       1,186           588      (291)          (32)      162           2,249
                     ============= ========   =========  ============ ===========  ==========  =========    =============



              Indirectly Held Treasury shares:

              As of August 31, 2003, Sofinsod had a 5.56% indirect interest in Sodexho Alliance through its 14.4% interest in the capital of Bellon SA, which in turn holds 38.63% of Sodexho Alliance.

              As of August 31, 2003, Sofinsod had a 1.58% indirect interest in Sodexho Alliance, through its 100% interest in La Societe Financiere De La Porte Verte, which in turn owns 4.1% of Bellon S.A., which in turn holds 38.63% of Sodexho Alliance.

     Note 15) - Minority Interests

                            Changes in minority interests are as follows:

                                                         August 31, 2003        August 31, 2002

     Minority interests, beginning of year                      73                    131

     Share capital increase                                      0                      0

     Dividends paid                                            (11)                   (15)

     Net income for the period                                   9                     13

     Change in consolidation scope                              (2)                   (54)

     Currency translation and other                             (3)                    (2)

     Minority interests, end of year                            66                     73





     Note 16) - Provisions for Contingencies and Losses


                                                                Release
                                                                without     Translation   Change in
                               August 31,                    corresponding  Differences  consolidation   August 31,
                                 2002      Increase  Release    charge       and other       scope         2003

Sodexho Inc. acquisition
 provisions                       5                                             (1)                           4

Payroll and other taxes          39            7       (4)        (4)           (2)             1            37

Contract termination costs       22            3      (10)                      (5)             1            11

Client and supplier litigation    5            3       (3)                                                    5

Employee litigation              18            8       (7)        (1)           (2)                          16

Large repairs                     6            3       (3)                      (1)                           5

Equity method investees                                                          8                            8

Other                             4            3       (1)        (1)           (1)            (1)            3
                              -------       ------  -------     ------        ------          -----         -----
                                 99           27      (28)        (6)           (4)             1            89
                              =======       ======  =======     ======        ======          =====         =====





          The following table  summarizes the net impact to the income statement
          line  items  of  the  increases   and  releases  to   provisions   for
          contingencies and losses as of August 31, 2003:


                                 Increase      Release

          Operating                 14          (21)

          Financial                  0            0

          Exceptional               13          (13)
                                --------     --------
                                    27          (34)
                                ========     ========


     Note 17) - Borrowings and Financial Debt

                   Less                      More
                 than one   One to five   than five      Year ended          Year ended
                   year       years         years       August 31, 2003    August 31, 2002

Bonds
  Euro             341                       1 300            1,641              1,642
              ----------- ------------- ------------- ------------------ ------------------
                   341           0           1 300            1,641              1,642

Bank borrowings(1)
  US dollars       157         795               1              953              1,175
  Euro            (126)       (324)             62             (388)              (501)
  Pounds Sterling   86          (1)                              85                224
  Other currencies  31          14                               45                 41
              ----------- ------------- ------------- ------------------ ------------------
                   148         484              63              695                939

Capital lease obligations
  US dollars         3             4                              7                 12
  Euro              15            19             4               38                 36
  Other currencies                 3                              3                  4
              ----------- ------------- ------------- ------------------ ------------------
                    18            26             4               48                 52
Other borrowings
  Euro                             3             1                4                  5
  Other currencies   1                                            1
              ----------- ------------- ------------- ------------------ ------------------
                     1             3             1                5                  5

 Bank overdraft balances
   Eur              25                                           25                 18

   Pound Sterling   70                                           70                 31
   Other currencies  4                                            4                  6
              ----------- ------------- ------------- ------------------ ------------------
                    99             0             0               99                 55
              ----------- ------------- ------------- ------------------ ------------------
 Total             607           513         1 368            2,488              2,693
              =========== ============= ============= ================== ==================

(1) Includes Impact of swaps; see note 18 for further information.


     Note 17-1) - Bond Issues

                                              August       Increase                                    August 31,
                                             31, 2002     differences    Repayments     Translation       2003

1996 bond issue - FRF 2,000,000,000
     Principal                                  305                                                        305
     Accrued interest                             4             4               4                            4
                                           ----------- -------------- ---------------   ----------- -------------
     Total                                      309             4               4             0            309

     Number of securities                   400,000                                                    400,000

1999 bond issue - EUR 300,000,000
     Principal                                  300                                                        300
     Accrued interest                             7             6               7                            6
                                           ----------- -------------- ---------------   ----------- -------------
     Total                                      307             6               7             0            306

     Number of securities                   300,000                                                    300,000


2002 bond issue - EUR 1,000,000,000
     Principal                                1,000                                                      1,000
     Accrued interest                            26            26              26                           26
                                          ----------- -------------- ---------------   ----------- -------------
     Total                                    1,026            26              26             0          1,026
                                          ----------- -------------- ---------------   ----------- -------------
Total                                         1,642            36              37             0          1,641
                                          =========== ============== ===============   =========== ==============


     EUR 305 million bond issue

          On May 22, 1996, Sodexho Alliance issued 400,000 bonds with a nominal value of FRF 5,000 each (EUR 762.25) representing a total of FRF 2 billion (EUR 305 million). The bonds are redeemable at par on June 7, 2004 and bear interest at 6 percent per annum, which is payable on June 7 annually. Each bond carried a warrant, entitling the bearer to purchase one Sodexho Alliance share prior to June 7, 2004 for FRF
          2,700, with a current exercise price of EUR 24.71 per share. There were 374 773 warrants and 400,000 bonds outstanding as of August 31, 2003.

     EUR 300 million bond issue

          On March 16, 1999, Sodexho Alliance issued 300,000 bonds of EUR 1,000 each for total proceeds of EUR 300 million. The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625 percent per annum, which is payable on March 16 annually. There were 300,000 bonds outstanding at August 31, 2003.

     EUR 1 billion bond issue

          On March 25, 2002, Sodexho issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875 percent payable on March 25 annually.



     Note 17-2) - Other Borrowings

          As of August 31, 2003, portions of the three tranches of the April 2001 credit facility negotiated with a syndicate of banks and guaranteed by Sodexho Alliance have been reimbursed as follows:

          - Tranche A totaling EUR 1,932 million, was fully reimbursed as at August 31, 2002;

          - Tranche B totaling US dollars 930 million, with quarterly repayments over the next five years, was reimbursed for an amount of US dollars 232 million (pursuant to the swap agreement described in note 18 below the US dollar variable LIBOR-based rate on this debt has largely been swapped for a fixed rate) ; and

          - Tranche C totaling US dollars 150 million, to be utilized for short-term financing, working capital needs and for bank guarantees and reimbursable in full in five years, of which U.S. $ 20 million was utilized as of August 31, 2003.



          Covenants

          The EUR 305 million and EUR 300 million bond issues, redeemable on June 7, 2004 and March 16, 2009, respectively, are not subject to any financial covenants.

          The credit facilities arranged in April 2001 with a syndicate of banks amounted to US dollars 718 million as of August 31, 2003 and include accelerated repayment conditions typical of this type of arrangement. Also included in the terms are various specific covenants related to the level of ownership in Sodexho Alliance by Bellon S.A., which is not permitted to be lower than 33.3%, as well as to ratios pertaining to the Group's consolidated net debt, its EBITA, and its net financial expense. These ratios, which are evaluated at each half-year point and calculated based on a rolling 12 months, are as follows:


                                                August 31, 2003

          Net debt / EBITDA*                         < 2,25
          EBITA / financial expense*                 > 3,5



          * These four items are defined in the credit agreement. These definitions differ in several respects from accounting definitions. For example, in the definition provided in the covenants, net debt does not included restricted cash. As such, the financial covenants cannot be recalculated from the published financial statements.

          The Group was in compliance with the above requirements as of August 31, 2003. Should a covenant requirement not be met, the credit facilities agent or the banks representing more than two thirds of the credit facilities are authorized to require accelerated repayment of the balance of the credit facilities. Accelerated repayment of the credit facilities gives the holders of the EUR 1 billion bond issue the right to demand repayment of the bonds.

          Interest rates

          As of August 31, 2003, 91% of borrowings were at fixed rates and the average interest rate for fiscal 2003 year was 5.50%.

          In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated.



     Note 18) - Financial Instruments

               The table below summarizes the impact on the financial statements of the financial instruments described in note 17:


in millions of euro                    Note    Borrowings    Borrowings   Borrowings   Borrowings in other
                                                in euro        in USD       in GBP          currencies             TOTAL


a) Borrowings subject
to cross currency agreements:

   UK borrowings  - GBP 60 million     (1)

   Due to the bank
    GBP 60 million*1,44383                                                    86                                    86
   Due from the bank
    EUR 93,26 million                                                        (93)                                  (93)


   - Sxo Scandinavia swaps
     (150 millions sek)                (2)

     Due to the bank
      SEK 150 million*0,108342                                                                   16                 16
     Due from the bank EUR
      16,7 million                              (17)                                                               (17)


   - Sodexho Inc. swaps
     (US dollar 300
      million)                        (3)

     Due to the bank
      US $300 million*0,915174                                   275                                               275

     Due from the bank
      EUR 338,5 million                         (339)                                                             (339)


   - other subsidiaries swaps :

     Due to the banks                                                                             9                  9
     Due from the banks                           (7)                         (1)                                   (8)

b) Borrowings subject to
interest rate swap agreements                     68             593           0                  0                661

c) Borrowings not subject
to hedging arrangements                            0              85           0                 20                105
                                              --------        -------      -------             -----              ------
Total borrowings                                (388)            953          85                 45                695


     a) Cross currency swaps

          1) In order to match the cash flows on debt repayments with the currency of an operating subsidiary in Great Britain (the acquisition of the Gardner Merchant Group in 1995 was made in pounds sterling), in October 1999, the Group negotiated a cross currency swap (capped LIBOR in pounds sterling against 5.25% in pounds sterling against euro) on an intercompany loan of EUR 93 million. The decrease in the value of the pound sterling against the euro decreased borrowings as converted to euro by EUR 7 million related to this instruments as of August 31, 2003.

          2) In June 1999, a cross currency swap was negotiated on a loan of EUR
          50.1  million  (EUR 39  million  as of  August  31,  2002) to  Sodexho
          Scandinavia Holding AB (4.15% against a variable interest rate in Swedish crowns). The related debt at the swapped rate totaled EUR 16.7 million. The swap terminates in August 2004.

          3) In March 2002, a cross currency swap was negotiated on an inter-company loan of US dollar 309 million to Sodexho, Inc. (6.325% against 6.5775% and in euro against US dollars) reimbursable on March 25, 2007. As of August 31, 2003, the debt at the swapped rate totaled EUR 339 million. The decrease in the dollar against the euro led to a decrease in the debt as converted to euro of EUR 64 million.

     b) Interest Rate Swaps

          Several interest rate swaps (2.1% to 5.9% against US dollar LIBOR) with the following maturities were negotiated in order to convert variable rate interest to fixed on US dollar 698 million (equivalent to EUR 639 million) drawn on Tranche B of the credit facility described above. Following are the maturities of the underlying notional amounts.


          Fiscal year                                2003-2004      2004-2005

          Interest rate swaps (in millions  of US$)     328            370

          Interest rate swaps (in millions  of EUR)     300            339


          In October 1999, the Group negotiated an interest rate swap maturing in 2004 on a notional amount of EUR 68 million, which converted fixed rate debt at 5.2% to EURIBOR.

                      Fair Values of Financial Instruments

In Millions of Euro                 August 31, 2003

 ASSETS                          Net book value      Fair value      Difference

 Financial fixed assets
  Investments                           11                11               0
  Receivables from investees            14                14               0
  Loans receivables                      6                 6               0
  Other long-term investments           21                21               0
  Other financial fixed assets          12                12               0
  o Total financial fixed assets        64                64               0
  o Equity method investees             19                19               0

 Marketable securities and other
  Cash                                  45                45               0
  Term deposits                        133               133               0
  Debt securities                      114               114               0
  Mutual funds -SICAV                  149               149               0
  Listed securities                      0                 0               0
  Mutual funds - other                  12                12               0
                                    -------            ------           -------
  o Total                              453              453

 Sodexho Alliance shares (*)            89               65              (24)
  o Total marketable
    securities and other               542              518              (24)
  o Restricted cash                    166              166                0
                                    -------            ------           -------
Total assets                           791              767              (24)
                                    =======            ======           =======

LIABILITIES

Bonds
 2002 EUR 1 billion bond issuance    1,026              1,096              70
 1999 EUR 300 million bond issuance    306                304              (2)
 1996 EUR 305 million bond issuance    309                314               5
                                    -------            ------           -------
 o Total                             1,641              1,714              73

Bank debt
 Sodexho, Inc. borrowings              663                672               9
 Swap on intercompany loan with         (6)                (7)             (1)
 Sodexho Holdings Ltd
 Swap on intercompany loan with        (64)               (68)             (4)
 Sodexho, Inc
 Other bank debt                       102                102               0
                                    -------            ------           -------
 o Total bank debt                     695                699               4

 o Bank overdrafts                      99                 99               0
 o Other borrowings                     53                 58               5
 o Total borrowings                  2,488              2,570              82
 o Other liabilities
 Debt on acquisition
  of 53% of Sodexho, Inc.(*)            35                 11             (24)
                                    -------            ------           -------
 Total Liabilities                   2,523              2,581              58


     (*) Part of the acquisition debt for the remaining Sodexho Marriott Services, Inc. shares acquired in June 2001 was payable in the equivalent of Sodexho Alliance shares; the debt has been revalued using the price paid by Sodexho to purchase its own shares on the open market. As of August 31, 2003, the fair value of the Sodexho Alliance shares was EUR 24 million lower than its net book value; the fair value of the related debt was EUR 24 million lower than its net book value.


     Note 19) - Other liabilities

                                          August 31,  2003     August 31,  2002

                Advances from clients            171                  130

                Tax and employee liabilities     974                  985

                Other operating
                 liabilities                      59                   81

                Other non-operating
                 liabilities                      38                   55

                Deferred revenues                 35                   29

                Deferred tax liabilities          17                   18
                                               ------               -------
                Total                          1,294                1,298


     Note 20) - Statement of Cash Flows - Additional Information

               The table below provides additional information on the balance sheet line items impacting the cash flow statement, excluding exchange rate variations, changes in consolidation scope, or other variations not impacting cash flows.

     Note 20-1) - Changes in Working Capital

                                                                     Total
                                            Assets    Liabilities    Change

Inventories                                   9

Accounts receivable, net of
 allowance for doubtful accounts             (5)

Other operating receivables                  (1)

Advances                                      8

Accounts payable                                            6

Vouchers payable                                           43

Taxes and social charges payable                           36

Other operating payables                                   26

Deferred revenues                                           0
                                           -------     --------      -------
Change in working capital from
 operating activities                         11          111          100


Investment related receivables                 2

Investment related payables                               (17)
                                          -------     --------      -------
Change in working capital
 from investment activities                    2          (17)         (19)


Financing related receivables                 22

Financing related payables                                 (1)
                                          -------     --------      -------
Change in working capital
 from financing activities                    22           (1)         (23)
                                          =======     ========      =======

     Note 20-2) - Acquisitions and Disposals of Tangible and Intangible Assets and Subsidiaries

                                      Acquisitions      Disposals        Net

     Tangible and intangible assets       (239)            14             (225)

     Variation in financial assets          (2)             1               (1)

     Total change in tangible and
      intangible assets                   (241)            15             (226)

     Acquisitions (disposals) of
      subsidiaries                         (37)             2              (35)

     Less: capital gains taxes                                               0

     Less: cash in acquired and
      disposed of companies, net             3             (1)               2

     Total change in consolidation
      scope                                (34)             1              (33)
                                         -------        -------          -------
     TOTAL                                (275)            16             (259)



     Note 21 - Commitments

          Note 21a) - Off balance sheet commitments



                                                     August 31, 2003                    August 31, 2002
                                              Due       Due from    Due after
                                             within     one to       five
                                            one year   five years    years      Total        Total
o Financial guarantees to third parties         14          45          0        59            41
o Performance bonds on operating leases         13          20          0        33            62
o Client performance bonds                       0          39          9        48            22
o Other commitments                              0          10          0        10            18
                                            --------- ----------- ----------  -------    ------------
Total                                           27         114          9       150           143
                                            ========= =========== ==========  =======    ============

                    To our knowledge, with respect to the above table, there are no other significant off balance sheet commitments.

                    * Sureties:

                    In connection with its Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling EUR 18 million as of August 31, 2003. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries in fiscal 2003 were not significant.

          Note 21b) - Commitments to purchase or sell shares in companies

                    Commitments made:

                    Patriot  Medical  Technologies,  Inc.
                    The Group has entered into a put agreement with the minority shareholders of Patriot Medical Technologies, Inc. ("Patriot"), to acquire the remaining shares outstanding during the period from March 3, 2003 to March 3, 2004 for a total of U.S. $ 234,000 (EUR 0.2 million). As of August 31, 2003, a portion of the put option had already been exercised,  in  the  amount  of  U.S.  $  100,000  (EUR  0.1 million).

                    Medcheque
                    The Group, through its Service Vouchers and Cards subsidiary in Brazil, has entered into a put agreement with the minority shareholders of Medcheque to acquire the remaining 35% of the shares outstanding during the period from July 2004 to July 2006 for a total price of between EUR 7.7 million (minimum assuming purchase is made in July 2004) and EUR 9.8 million (maximum assuming purchase is made in August
                    2006).


                    Abra (subsidiary of Sodexho Scandinavian Holding AB)
                    The  Group,  through  its  Sodexho  Scandinavian  Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 15% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amounts per the agreement is EUR 1.3 million and it is estimated at EUR 2.3 million, based on current projections.

                    Altys Multiservice
                    The Group has entered into a put agreement to acquire 1.5% of the shares of Altys Multiservice from the minority shareholders between October 1 and November 30, 2007 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.

                    Sodexho Italia
                    The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010 at the latest for a purchase price based on a multiple of the average economic profits as defined contractually.

                    Baren Menu
                    The Group has entered into a put agreement to acquire the remaining 5% of the shares of Baren Menu in Germany from the minority shareholders on July 1, 2010 at the latest for a purchase price estimated at EUR 0.25 million.

                    Sodexho MM Catering
                    The Group has entered into a put agreement to acquire the remaining 9.5% of the shares of Sodexho MM Catering from the minority shareholders at any time for a purchase price based on a multiple of the average economic profits as defined contractually for a minimum amount of EUR 0.2 million.

                    Commitments received:
                    Patriot Medical Technologies, Inc. The minority shareholders of Patriot Medical Technologies, Inc have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot Medical Technologies, Inc, if any, for the greater of US dollar 2 million and five times Patriot Medical Technologies, Inc's EBITDA, reduced by adjustments defined in the contract between the parties.

                    Medcheque
                    The minority shareholders of Medcheque have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above.

                    Abra (subsidiary of Sodexho Scandinavian Holding AB)
                    The minority shareholders of Abra have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, in November 2005 at the latest.

                    Sodexho Italia
                    The minority shareholder of Sodexho Italia has entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, on July 1, 2010 at the latest.

                    Altys Multiservice
                    The minority shareholders of Altys Multiservice have entered into a call agreement to sell the remaining shares to the Group (18.5% as of August 31, 2003) between October 1, 2005 and November 30, 2005 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.





               Note 21c) - Other commitments

                    Securitization

                    Our food service subsidiaries in Great Britain have securitized without recourse a portion of their client receivables for an amount of EUR 82 million as at August 31, 2003 .

               Note 21d) -  Commitments  for stock  options in Sodexho  Alliance
               Shares:

                    The Group has the following stock option commitments:

                    2,518,517 Sodexho Alliance shares to employees of Sodexho, Inc. at an average price of U.S. $ 26.35 in connection with the acquisition of 53% of the shares of Sodexho Marriott Services in June 2001. These shares are deliverable as follows:

                    - As from August 31, 2003 until August 31, 2011 at the latest: 1,651,722 shares
                    - As from August 31, 2004 until August 31, 2011 at the latest: 648,256 shares
                    - As from August 31, 2005 until August 31, 2011 at the latest: 218,539 shares

                    5,085,838 Sodexho Alliance shares granted by the Board of Directors to employees of the Group in connection with various stock option plans. These shares are deliverable as follows:

                    - From January 2004 to January 2009 : 744,262 shares at an exercise price of EUR 24.00
                    - From March 2004 to January 2005 : 223,246 shares at an exercise price of EUR 39.86
                    - From January 2005 to January 2009 : 744,263 shares at an exercise price of EUR 24.00
                    - From March 2005 to January 2006 : 319,135 shares at an exercise price of EUR 48.42
                    - From January 2006 to October 2007: 432,790 shares at an exercise price of EUR 21.87 and EUR 47.00
                    - From January 2006 to January 2009: 744,262 shares at an exercise price of EUR 24.00
                    - From January 2006 to March 2008: 1,133,617 shares at an exercise price of EUR 47.00
                    - From January 2007 to January 2009: 744,263 shares at an exercise price of EUR 24.00

                    In connection  with its  acquisition  of Sogeres,  the Group committed to maintain Sogeres' stock option plan dated August 1, 1997. The Group committed to acquire the Sogeres shares from the optionees through September 2004 and has recorded a related liability in its accounts. As of August 31, 2003 this liability totals EUR 0.7 million. A second stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a provision of EUR 3.5 million was recorded in the consolidated financial statements as of August 31, 2003.


          Note 21e) - Commitments for operating leases

                    The future payment commitments for operating leases are as follows:

                    - Less than one year EUR 65 million

                    - Between one and five years : EUR 119 million

                    - More than five years : EUR 36 million

                    Operating lease commitments primarily relate to central kitchens under tri-partite agreements for EUR 40 million and rent for office space and various equipment.


     Note 22 - Retirement and Other Commitments

          The following table presents defined benefit obligations by geographic zones:

                                               Great
                                              Britain      Continental                August 31,  August 31,
                                            and Ireland       Europe        Others       2003       2002

Benefit obligation to employees                 341            131             5         477         468

Liability recorded                                0             75             5          80          84

Fair value of assets                            228             41             0         269         261



          Obligations recorded in the balance sheet

          Obligations recorded as a liability in the balance sheet relate to retirement indemnities and related payments totaling EUR 80 million.

          Other obligations

          As of August 31, 2003, obligations which were not recorded as a liability in the balance sheet totaled EUR 397 million.


          Great Britain and Ireland

          In Great Britain and Ireland, the retirement plan obligations for which there is an external fund relate to a complementary retirement plan based on a percentage of ending salary (affected personnel working in the private sector) or based on comparable payments in the public sector (affected personnel working in the public sector).

          The obligations have been calculated using the projected unit credit valuation method using the following assumptions:


          o  Discount rate                                             5,30 %
          o  Rate of salary increase                                   3,90 %
          o  Inflation rate                                            2,60 %
          o  Rate of return on plan assets                             6,30 %


          It was decided during fiscal 2003 to close the plan to new employees effective July 1, 2003 and to increase the contributions to the funds, which should allow for full coverage of the obligation at the end of a period of eight years.

          Continental Europe

          In Continental Europe the main defined benefit plan is in the Netherlands, where retirement plan indemnities are provided to certain employees. The obligations are calculated using the projected unit credit valuation method with the following assumptions:


          o  Discount rate                   5,75 %
          o  Rate of salary increase         3,00 %
          o  Inflation rate        .         2,00 %
          o  Rate of return on plan assets   5,90 %

          United States

          Our subsidiaries in the United States do not have significant defined benefit plans. Defined contribution plans are in place for certain members of local management.



     Note 23 - Other Information

          Note 23.1 -

          Compensation, Advances, Loans and Retirement Plan Commitments made to Members of the Sodexho Alliance Board of Directors (for their duties as Directors)


          o  Compensation                              EUR 0.12 million
          o  Advances and loans                             None
          o  Defined contribution retirement plan      EUR 0.03 million

          Note 23.2 - Related parties

              Bellon SA holds 38.63% of the capital of Sodexho Alliance. Pursuant to an agreement between Bellon SA and Sodexho Alliance, Bellon SA invoiced Sodexho Alliance EUR 2.4 million for consulting and advisory services during fiscal 2003.

          Sodexho Alliance paid dividends of EUR 37.5 million to Bellon SA during fiscal 2003.

          Note 23.3 - Group employees

               As of August 31, 2003, the employees of the Group were as follows:

          o  Executives and middle management            6,137
          o  Site managers and supervisory staff        33,173
          o  Front line service staff and other        269,075

                                                      ---------
             Total                                     308,385


          Note 23.4 - Litigation

               Sodexho Pass Lebanon

               In connection with the expansion of its activities in Lebanon, Sodexho Pass International SA (SPI), a subsidiary of Sodexho Alliance SA, acquired 40% of the share capital of Sodexho Pass Lebanon. Prior to the commencement of operating activities, SPI exerted its right to cancel the agreement due to a misunderstanding with one of the partners, the manager of Sodexho Pass Lebanon. The Lebanon partners claimed damages up to $27 million from SPI. On February 10, 2003, the arbitration court ordered Sodexho Pass International pay USD 2,000,000. This ruling was final and not subject to appeal. The amount paid was expensed as an exceptional item during fiscal 2003.

               Mc Reynolds vs. Sodexho Marriott Services, Inc.

               On March 8, 2001, ten current and former employees of Marriott Management Services, Inc., which later became Sodexho Marriott Services, Inc. and is now Sodexho, Inc., filed a lawsuit alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of over 2,600 current and former employees of Sodexho, Inc. relating to the period commencing March 27, 1998, as well as reimbursement of plaintiffs' costs and attorneys' fees. Sodexho has denied the plaintiffs' allegations, believed to be unfounded, and is vigorously defending the lawsuit.

               On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc.'s request to appeal this decision was denied by both the Court of Appeals and the Supreme Court.

               The  parties  to  this   litigation  are  currently   engaged  in
               discovery.

               A resolution of plaintiffs' claims in their favor could have a material effect on our net income.

               In fiscal 2002, a provision of USD 10 million (approximately EUR 9 million as of August 31, 2003) was recorded for defense costs anticipated in connection with this lawsuit.

               To our knowledge at this time, no other exceptional events or legal proceedings are pending or considered probable of occurring or having occurred, which would have a material impact on the financial position, the activities, the net worth or the net income of Sodexho Alliance or the Group.

     Note 24 - Subsequent Events

               There have been no significant events arising subsequent to August 31, 2003.


VIII Consolidation scope


     The activities of the SODEXHO GROUP are carried out autonomously in different subsidiaries in each country where the Group has a presence. Under the control of the Executive Committee, each subsidiary has an independent organizational structure with its own Board, operating, human resources and financial and administrative management.

     Companies managed by SODEXHO have been fully consolidated. Companies over which SODEXHO is able to exercise significant influence have been accounted for by the equity method.

     All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared as at August 31 and for the twelve months then ended (fiscal year-end of SODEXHO ALLIANCE).

     A number of companies having minimal impact on the true and fair view of Group's consolidated financial statements have been excluded from consolidation, notably those having revenues of less than EUR 2 million, net income or less of EUR 0.1 million and total assets of less than EUR 2 million.

     The information on Group companies is limited to what is given in the table below, since further disclosure would be detrimental to the Group's interests.

     A list of subsidiaries and the Group's percentage interest and the percentage of voting rights held is provided below. Unless indicated otherwise by a percentage, the Group owns 97% or more of the outstanding shares of the subsidiary.

     The annotation "N" denotes the nineteen companies consolidated for the first time in fiscal 2002. Two of these companies were acquired during the year, and the remainder were newly created entities or previously consolidated companies which had been deconsolidated and have now been reconsolidated.

     The annotation "EM" denotes the eleven companies accounted for by the equity method. All other companies are fully consolidated.

                                                     % interest     % voting   Principal        Country
                                                                     rights    activity

France
       Societe Francaise de Restauration                                          FMS            France
       Comrest                                                                    FMS            France
       Sofomedi                                                                   FMS            France
       Sorescom                                                                   FMS            France
       Sorepar                                                                    FMS            France
       Altys Multiservice                             80 %          80 %          FMS            France
       Altys Gestion                                                              FMS            France
  EM   Saggel Holding                                 30 %          30 %          FMS            France
       Societe Francaise de Services                                              FMS            France
       Societe Francaise de Restauration et Services                              FMS            France
       Societe Marseillaise de Restauration et Services                           FMS            France
       Societe de Developpement des Services de       92 %          92 %          FMS            France
       Proximite
       Sodequip                                                                   FMS            France
       Societe Havraise de Restauration et Services                               FMS            France
  N    O.L. Restauration                              70 %          70 %          FMS            France
       Ecorest                                        51 %          51 %          FMS            France
       Sodexho Prestige                                                           FMS            France
       S.I.R                                                                      FMS            France
       C.I.R.                                                                     FMS            France
       Siges                                                                      FMS            France
       La Normande SA                                                             FMS            France
       La Normande Sarl                                                           FMS            France
       Hedelrest                                                                  FMS            France
       R.G.C.                                                                     FMS            France
       Sogerest                                                                   FMS            France
       Sagere                                                                     FMS            France
       Societe Bretonne de Restauration et Services                               FMS            France
       Societe Thononaise de Restauration et Services                             FMS            France
       Sogeres (sub consolidation)                                                FMS            France
       Bateaux Parisiens (sub consolidation)                                      FMS            France
       Armement Lebert Buisson                                                    FMS            France
       Societe des Thermes de Neyrac-les-bains                                    FMS            France
       Emis                                                                       FMS            France
       Catesco                                                                    FMS            France
       Sodexho Cheques et Cartes de Services                                      SVC            France
       Sodexho Pass International                                                 HOL            France
       Sodexho France                                                             HOL            France
       Universal Sodexho SA                                                       HOL            France
       Sofinsod                                                                   HOL            France
       Etinbis                                                                    HOL            France
       Etin                                                                       HOL            France
       Gardner Merchant Groupe                                                    HOL            France
       Loisirs Developpement                                                      HOL            France
       Holding Altys                                                              HOL            France
       Astilbe                                        86 %          86 %          HOL            France
       Holding Sogeres                                                            HOL            France
  N    Sodexho Amerique du Sud                                                    HOL            France
  N    Sodexho Management                                                         HOL            France
  N    Sodexho Europe Continentale                                                HOL            France
  N    Sodexho Asie Oceanie                                                       HOL            France
       Sodexho I.S & T.                                                           HOL            France
       Siges Guyane                                                               FMS            France
       Societe Hoteliere de Tourisme de Guyane                                    FMS            France
       Sodex'Net                                                                  FMS            France
       Guyane Proprete                                                            FMS            France
       La Salamandre                                                              FMS            France
       Societe Guyanaise de Protection et Gardiennage                             FMS            France
       Sodexho Antilles                                                           FMS            France
       Universal Sodexho Afrique                                                  FMS            France
       Universal Sodexho North Africa                                             FMS            France


                                                         % interest      % voting       Principal        Country
                                                                                        rights           activity

Americas

        Sodexho, Inc. (sub consolidation)                                                    FMS            USA
    N   Patriot Medical Technologies, Inc                     91 %          91 %             FMS            USA
    N   Sodexho Vending Services                              51 %          51 %             FMS            USA
        Spirit Cruises                                                                       FMS            USA
        Delta Catering Management                             49 %          49 %             FMS            USA
        Universal Sodexho USA, Inc.                                                          HOL            USA
        Universal Sodexho Partnership                                                        FMS            USA
        Universal Sodexho Enterprises LLC                                                    FMS            USA
        Sodexho Pass USA                                                                     SVC            USA
        Energy Catering Services LLC                                                         FMS            USA
        Universal Sodexho Empresa de servicios y
         Campamentos                                                                         FMS      Venezuela
        Universal Sodexho Services de Venezuela                                              FMS      Venezuela
        Universal Sodexho do Brazil Ltda                                                     FMS         Brazil
        Sodexho Do Brazil                                     90 %          90 %             FMS         Brazil
        Sodexho Argentina                                                                    FMS      Argentina
        Sodexho Colombia                                      65 %          65 %             FMS       Columbia
        Sodexho Venezuela Alimentacion y Servicios            70 %          70 %             FMS      Venezuela
        Sodexho Costa Rica                                                                   FMS     Costa Rica
        Sodexho Mexico                                                                       FMS         Mexico
        Doyon Universal Services JV                           50 %          50 %             FMS            USA
        Sodexho Peru                                                                         FMS           Peru
        Sodexho Sitios Remotos Peru                                                          FMS           Peru
   EM   BAS                                                   33 %          33 %             FMS          Chile
 N, EM  BAS II                                                33 %          33 %             FMS          Chile
        Siges Chile                                                                          FMS          Chile
        Sodexho Chile (sub consolidation)                                                    FMS          Chile
        Sodexho Servicios de Personal                                                        FMS         Mexico
        Sodexho Mantenimiento y Servicios                                                    FMS         Mexico
        Sodexho Pass do Brazil                                                               HOL         Brazil
        Medcheque                                             65 %          65 %             SVC         Brazil
        Cardapio Informatica                                                                 SVC         Brazil
        National Administracao de Restaurentes                                               SVC         Brazil
        Sodexho Pass do Brazil Comercial e Servicio                                          SVC         Brazil
        Sodexho Pass Chile                                                                   SVC          Chile
        Sodexho Pass Venezuela                                64 %          64 %             SVC      Venezuela
        Sodexho Pass de Colombia                              51 %          51 %             SVC       Columbia
        Luncheon Tickets                                      60 %          60 %             SVC      Argentina
        Prestaciones Mexicanas SA de CV                                                      SVC         Mexico
        Sodexho Servicios Operativos                                                         SVC      Venezuela

                                                              %           % voting       Principal      Country
                                                           interest       rights         activity

Africa

       Universal Sodexho Nigeria                                                             FMS        Nigeria
       Universal Sodexho Gabon                                  90 %         90 %             FMS          Gabon
  N    Sodexho Angola                                                                         FMS         Angola
       Sodexho Pass Tunisie                                     49 %         49 %             SVC        Tunisia
       Sodexho Maroc                                                                          SVC        Morocco
       Universal Sodexho Ecuatorial Guinea                      70 %         70 %             FMS     Equatorial
                                                                                                          Guinea
       Sodexho Cameroon                                         70 %         70 %             FMS       Cameroon
       Universal Sodexho Congo                                                                FMS          Congo
       Sodexho Southern Africa (sub consolidation)              55 %         55 %             FMS   South Africa
       Sodexho Investments Ltd.                                                               HOL   South Africa
       Sodexho Tanzania                                                                       FMS       Tanzania


                                                           % interest      % voting        Principal      Country
                                                                            rights         activity

Europe

      Sodexho Monaco                                                                          FMS         Monaco
      Sodexho Belgique                                                                        FMS        Belgium
      Altys Belgique                                                                          FMS        Belgium
      Restaura                                                                                FMS        Belgium
  N   Altys Suisse                                                                            FMS    Switzerland
  N   Altys Deutschland                                                                       FMS        Germany
      Sodexho Luxembourg (sub consolidation)                                                  FMS     Luxembourg
      Sodexho Italia (sub consolidation)                                                      FMS          Italy
      Sodexho D.O.O.                                                                          FMS       Slovenia
      Sodexho Oy                                                                              FMS        Finland
  N   Coffee Queen Oy                                           92 %           92 %           FMS        Finland
      Sodexho Scandinavian Holding AB (sub consolidation)                                     FMS         Sweden
      Sodexho Espana (sub consolidation)                                                      FMS          Spain
      Sodexho Portugal II Restauracao e Servicios               90 %           90 %           FMS       Portugal
      Sodexho Portugal Catering                                                               FMS       Portugal
      Sodexho Hellas                                            51 %           51 %           FMS         Greece
      Sodexho Catering & Services GmbH                                                        FMS        Germany
      Eiring S.C.S. Catering GmbH                                                             FMS        Germany
      Plauen Menu                                                              90 %           FMS        Germany
      Baren Menu GmbH                                           95 %           95 %           FMS        Germany
      Sodexho A.O.                                                                            FMS         Russia
 N    Sodexho Euroasia                                                                        FMS         Russia
      Imagor Services                                                                         HOL        Belgium
      Sodexho Catering Spol Sro                                                               FMS         Czech
                                                                                                        Republic
      Sodexho Skolni Hidelny Sro                                                              FMS         Czech
                                                                                                        Republic
      Sodexho Spolocne                                                                        FMS       Slovakia
      Sodexho Magyarorszag Kft                                                                FMS        Hungary
      Zona Vendeglato Kft                                                                     FMS        Hungary
      Sodexho Toplu Yemek                                                                     FMS         Turkey
      Sodexho Polska Sp. Zoo                                                                  FMS         Poland
      Sodexho MM Catering GmbH                                  91 %           91 %           FMS        Austria
EM    Agecroft Prison Management                                50 %           50 %           FMS         United
                                                                                                         Kingdom
      Sodexho Services Group Ltd                                                              HOL         United
                                                                                                         Kingdom
EM    HPC Limited                                               25 %           25 %           FMS         United
                                                                                                         Kingdom
      Sodexho International Holdings Ltd                                                      HOL         United
                                                                                                         Kingdom
      Keyline Travel Management                                                               FMS         United
                                                                                                         Kingdom
      Sodexho Limited                                                                         FMS         United
                                                                                                         Kingdom
      Sodexho Prestige Limited                                                                FMS         United
                                                                                                         Kingdom
      Universal Sodexho Scotland                                                              FMS         United
                                                                                                         Kingdom
      Harmondsworth Detention Services Ltd                      51 %           51 %           FMS         United
                                                                                                         Kingdom
      UKDS                                                                                    FMS         United
                                                                                                         Kingdom
      Tillery Valley Foods Limited                                                            FMS         United
                                                                                                         Kingdom
      Rugby Hospitality 2003 Ltd                                55 %           55 %           FMS         United
                                                                                                         Kingdom
      Sodexho Defence Services Limited                                                        FMS         United
                                                                                                         Kingdom
      Sodexho Land Technology Limited                                                         FMS         United
                                                                                                         Kingdom
  N   Sodexho Investment Services Limited                                                     FMS         United
                                                                                                         Kingdom
N, EM Peterborough Prison Management Limited                    33 %           33 %           FMS         United
                                                                                                         Kingdom
N, EM Ashford Prison Services Limited                           33 %           33 %           FMS         United
                                                                                                         Kingdom
      Sodexho Holdings Ltd                                                                    HOL         United
                                                                                                         Kingdom
      Sodexho Education Services Ltd                                                          FMS         United
                                                                                                         Kingdom
      Sodexho Management Services Ltd                                                         FMS         United
                                                                                                         Kingdom
      Sodexho Healthcare Services Ltd                                                         FMS         United
                                                                                                         Kingdom
      Sodexho Support Services                                                                HOL         United
                                                                                                         Kingdom
      Universal Sodexho Norway                                                                FMS         Norway
      Universal Sodexho Holdings Ltd                                                          FMS         United
                                                                                                         Kingdom
      Universal Services Europe Ltd                                                           FMS         United
                                                                                                         Kingdom
                                                                                              FMS         United
      Universal Sodexho The Netherlands BV                                                    FMS     Netherlands
      Primary Management Aldershot                              60 %           60 %           FMS         United
                                                                                                         Kingdom
 EM   Mercia Healthcare Holdings Ltd                            25 %           25 %           FMS         United
                                                                                                         Kingdom
 EM   South Manchester Healthcare Ltd                           25 %           25 %           FMS         United
                                                                                                         Kingdom
      Sodexho Holdings - Ireland Ltd                                                          HOL        Ireland
      Sodexho Ireland Limited                                                                 FMS        Ireland
      Sodexho BV                                                                              FMS    Netherlands
      Sodexho Nederland BV                                                                    FMS    Netherlands
      Sodexho Prestige BV                                                                     FMS    Netherlands
      Sodexho Pass Belgique                                                                   SVC        Belgium
      Special Event                                                70 %       70 %            SVC        Belgium
      Sodexho Pass Luxembourg                                                                 SVC     Luxembourg
      Sodexho Pass GmbH                                                                       SVC        Germany
      Sodexho Card Services GmbH                                                              SVC        Germany
      Sodexho Pass srl                                                                        SVC          Italy
      Sodexho Pass Espana                                          95 %                       SVC          Spain
      Ticket Menu                                                  95 %       95 %            SVC          Spain
      Sodexho Pass Austria GmbH                                                               SVC        Austria
      Sodexho Pass Limited                                                                    SVC         United
                                                                                                         Kingdom
      Sodexho Pass Hungaria Kft                                                               SVC        Hungary
  N   Sodexho Pass Bulgaria                                                                   SVC        Bulgary
      Sodexho Pass Ceska Republika                                                            SVC         Czech
                                                                                                        Republic
      Sodexho Pass Slovak Republic                                                            SVC       Slovakia
      Sodexho Pass Polska                                                                     SVC         Poland
      Sodexho Restoran Servisleri AS                               80 %       80 %            SVC         Turkey
      Sodexho Pass Romania                                                                    SVC       Roumania
      Catamaran Cruisers                                                                      FMS         United
                                                                                                         Kingdom
      Compagnie Financiere Aurore International                                               HOL        Belgium
      Pakzon                                                                                  HOL      Switzerland



                                                                   %        % voting       Principal      Country
                                                                interest     rights        activity

Asia - Pacific, Middle East

       Kelvin Catering Ltd                                         49 %       49 %            FMS         United Arab
                                                                                                          Emirates
       Teyseer Services Company                                    49 %       49 %            FMS         Qatar
       Socat LLC                                                   50 %       50 %            FMS         Oman
       N.C.M.S.                                                    50 %       50 %            FMS         Saudi Arabia
       Abbar & Zainy                                               50 %       50 %            FMS         Saudi Arabia
       SISA llc                                                                               FMS         United Arab
                                                                                                          Emirates
       Restauration Francaise (New Caledonia)                      72 %       72 %            FMS         France
       Sodexho Nouvelle Caledonie                                  54 %       54 %            FMS         France
       SRRS (La Reunion)                                                                      FMS         France
       Sodexho Singapore                                                                      FMS         Singapore
       Sodexho Malaysia                                                                       FMS         Malaysia
       Sodexho Hong Kong Ltd                                                                  FMS         Hong Kong
       Sodexho Korea Co Ltd                                                                   FMS         Korea
       Universal Sodexho Eurasia                                                              FMS         United
                                                                                                          Kingdom
       Aims Corporation                                                                       FMS         Australia
       Universal Remote Site Services                                                         FMS         Singapore
       PT Universal Ogden Indonesia                               50 %        50 %            FMS         Indonesia
       Sodexho Australia                                                                      FMS         Australia
 N     Rugby Hospitality 2003 Pty                                 55 %        55 %            FMS         Australia
 EM    Sodexho Venues Australia Pty                                                           FMS         Australia
 EM    Serco Sodexho Defence Services New Zealand                 50 %        50 %            FMS         New Zealand
       Minesite Catering Pty Ltd                                                              FMS         Australia
       Sodexho (Tianjing) Catering Company Ltd                                                FMS         China
       Sodexho Services Company Ltd Shanghai                                                  FMS         China
       Sodexho (Suzhou) Catering Company                                                      FMS         China
       Beijing Sodexho Catering Services Company Ltd                                          FMS         China
       Guangzhou Sodexho Management Services Ltd                                              FMS         China
       Sodexho Pass Shanghai                                                                  SVC         China
       Sodexho India                                                                          FMS         India
       Sodexho Pass Services India                                74 %        74 %            SVC         India
 N     Sodexho Services Liban                                     60 %        60 %            FMS         Liban
       Sakhalin Support Services                                  95 %        95 %            FMS         Russia
       Allied Support                                                                         FMS         Russia

FMS = Food and Management Services,
SVC = Service Vouchers and Cards, HOL = Holding Company,

--------------------------------------------------------------------------------
       Statutory Auditors' Report on the Consolidated Financial Statements
                       for the year ended August 31, 2003
--------------------------------------------------------------------------------

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Meeting, we have audited the accompanying consolidated financial statements of Sodexho Alliance S.A. for the year ended 31 August 2003. The consolidated financial statements have been approved by the board. Our role is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France. In accordance with article L225-235 of the French Commercial Code resulting from the Financial Security Law (loi de securite financiere), it is the duty of the auditors to justify their assessments in the context of their opinion. In the absence of guidance from our professional body, we draw attention to the following matters:

- The valuation of intangible assets relating to acquisitions (contract portfolios representing market share and goodwill) was performed in accordance with the Group accounting policies. In addition, as described in paragraph V-8 of the notes to the consolidated financial statements, this valuation was corroborated by a discounted cash flow calculation. We consider that the approach taken is appropriate.

- Provisions for risk and charges, given the information provided in paragraphs VII-16 and VII-23-4 of the notes to the consolidated financial statements, appear to be appropriate at this stage.

- The accounting change described in paragraph V of the notes to the consolidated financial statements complies with the presentation recommended by the Conseil National de la Comptabilite (National Accounting Board)

We have also verified the information given in the group management report. We have no comments as to its fair presentation and conformity with the consolidated financial statements.

                  Paris and Paris La Defense, November 13, 2003

                               Statutory Auditors


PricewaterhouseCoopers                                 KPMG Audit



Gerard Dantheny   Hubert Toth                          Patrick-Hubert Petit


This is a free translation of the original French text for information purposes only.

I  Additional   information  regarding  the  consolidated  financial  statements

     1 Financial ratios

                                                                                      As of the     As of the    As of the
                                                                                      year ended    year ended   year ended
                                                                                      August 31,    August 31,   August 31,
                                                                                         2003          2002         2001

                                               Long-term debt
 Financial independence       ______________________________________________              0.8           1.0          0.9
                                Shareholders' equity and minority interests

                                         Permanent capital
Financing                      ______________________________________                     0.9           1.0          0.9
                                         Long-term assets

                                            Borrowings
Debt coverage (in years)       _______________________________________                    6.4           6.9          6.8
                                Cash provided by operating activities


                                         Group net income
Return on equity       _________________________________________________________          7.8           8.3          6.1
                             Group shareholders' equity (before Group net
                                      income for the year)

                                             EBITA
Interest cover                      ________________________                              3.6           3.8          4.7
                                     Net financial expense


     2 Exchange rates as of and for the year ended August 31, 2003

Country             Currency                        Unit      EUR Closing      EUR Average
                                                                 Rate             Rate
                                                                              August 31, 2003  August 31, 2003

Euro Zone (1)             EURO                         1 EUR    =  1,000000           1,000000
AFRICA                    C.F.A (thousands)            1 CFA    =  1,524490           1,524490
ALGERIA                   DINAR (thousands)            1 DZD    = 11,787421          11,784824
ARABIA                    RIAL                         1 SAR    =  0,244010           0,249485
ARGENTINA                 PESO                         1 ARS    =  0,309933           0,295281
AUSTRALIA                 DOLLAR                       1 AUD    =  0,587820           0,559876
BRAZIL                    REAL                         1 BRL    =  0,307201           0,284631
CANADA                    DOLLAR                       1 CAD    =  0,655179           0,629497
CHILE                     PESO (thousands)             1 CLP    =  1,308524           1,300046
CHINA                     YUAN                         1 CNY    =  0,110566           0,113040
COLOMBIA                  PESO (thousands)             1 COP    =  0,322866           0,327071
COSTA RICA                COLON (thousands)            1 CRC    =  2,260091           2,434781
CZECH REPUBLIC            CROWN (thousands)            1 CZK    = 30,826141          31,856872
DENMARK                   CROWN                        1 DKK    =  0,134660           0,134618
HONG KONG                 DOLLAR                       1 HKD    =  0,117341           0,119969
HUNGARY                   FORINT (thousands)           1 HUF    =  3,884099           4,045103
ICELAND                   ICELAND CROWN                1 ISK    =  0,011362           0,011722
INDIA                     ROUPIE (thousands)           1 INR    = 20,036065          19,704248
JAPAN                     YEN (thousands)              1 JPY    =  7,857929           7,812040
KOREA                     WON (thousands)              1 KRW    =  0,776717           0,778432
LIBAN                     POUND LIB. (thousands)       1 LBP    =  0,608132           0,621036
MALAYSIA                  RINGGIT                      1 MYR    =  0,241243           0,246300
MEXICO                    PESO                         1 MXN    =  0,082869           0,089459
MOROCCO                   DIRHAM                       1 MAD    =  0,093045           0,093560
NEW ZEALAND               DOLLAR New Zealand           1 NZD    =  0,525873           0,501081
NIGERIA                   NAIRA (thousands)            1 NGN    =  7,160759           7,405265
NORWAY                    CROWN                        1 NOK    =  0,121256           0,130248
OMAN                      RIAL                         1 OMR    =  2,38039            2,434294
PERU                      SOL                          1 PEN    =  0,262957           0,266693
POLAND                    ZLOTY                        1 PLN    =  0,229410           0,237618
POLYNESIA                 C.F.P                        1 XPF    =  0,008380           0,008380
QATAR                     RIAL                         1 QAR    =  0,251421           0,257035
ROMANIA                   LEU (thousands)              1 ROL    =  0,026882           0,028200
RUSSIA                    ROUBLE (thousands)           1 RUB    = 30,120391          29,915226
SINGAPORE                 DOLLAR                       1 SGD    =  0,521866           0,533018
SLOVAKIA                  SLOVAKIAN CROWN (thousands)  1 SKK    = 23,806690          24,007200
SLOVENIA                  TOLAR (thousands)            1 SIT    =  4,253419           4,319642
SOUTH AFRICA              RAND                         1 ZAR    =  0,124942           0,110929
SWEDEN                    CROWN                        1 SEK    =  0,108342           0,109115
SWITZERLAND               SWISS FRANC                  1 CHF    =  0,650660           0,670614
TANZANIA                  SHILLING (thousands)         1 TZS    =  0,878117           0,925079
TUNISIA                   DINAR                        1 TND    =  0,698763           0,707619
TURKEY                    POUND (millions)             1 TRL    =  0,654022           0,597695
UNITED ARAB EMIRATES      DIRHAM                       1 AED    =  0,249196           0,254771
UNITED KINGDOM            POUND                        1 GBP    =  1,44383            1,492321
UNITED STATES OF AMERICA  DOLLAR                       1 USD    =  0,915164           0,935650
VENEZUELA                 BOLIVAR (thousands)          1 VEB    =  0,575695           0,611411

(1) Germany, Austria, Belgium, Spain, Finland, France, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain

     3 Five year financial summary



(in millions of euro)                             August 31,     August 31,     August 31,     August 31,      August 31,
                                                    2003           2002           2001           2000            1999


SHAREHOLDERS' EQUITY

    Group                                           2,249           2,398          2,405           1,411          1,279

    Minorities                                         67              73            131             525            333
                                               -----------        --------      ---------        --------       ---------
                                                    2,316           2,471          2,536           1,936          1,612


BORROWINGS

    Long-term debt                                  1,881           2,420          2,174           1,830          1,741

    Short-term debt                                   607             273            607             179            306


NET FIXED ASSETS
 (including deferred charges, excluding
  loans and other financial assets)                 4,792            5,140          5,284           4,065          3,667

CASH AND CASH EQUIVALENTS, RESTRICTED CASH
AND MARKETABLE SECURITIES (BEFORE PROVISIONS)       1,286            1,330          1,213             896            759

NET DEBT                                            1,202            1,363          1,568           1,113          1,288


REVENUE                                            11,687           12,612         11,943          10,505          9,032

    EBITA                                             514              528            586             539            453

    Consolidated net income (before
     minority interests and goodwill
     amortization)                                    233             263            249             185            216

    Minority interests                                  9              13             67              69             56

    Goodwill amortization                              62              67             44              31             28


GROUP NET INCOME                                      162             183            138              85            132

    Average number of shares(1)               159,021,546     158,814,504    138,180,536     134,262,484    133,873,969

    Earnings per share (in euro)(2)                  1.02            1.15           1.00            0.63           0.98

    Dividends per share (in euro)(2)                 0.61            0.61           0.56            0.56           0.45

    Share price at August 31,  (in euro)(2)         26.68           29.90          53.00           44.10          38.88

    Highest share price during fiscal year(2)       30.83           55.75          60.10           48.75          50.00

    Lowest share price during fiscal year(2)        17.95           25.10          42.00           32.05          33.20

     (1) Represents the arithmetic average of the average number of shares per month. The number of shares in the first two fiscal years have been restated in order to reflect the March 7th, 2001 four-for-one stock split.

     (2) Restated amounts as per note (1)

     4 Audit Fees

          The audit fees for the Group are the following :

          In thousands of euro
             Service                           PricewaterhouseCoopers                               KPMG (1)
                                           Amount                    %                    Amount                   %

                                      2002        2001       2002       2001         2002        2001       2002       2001
                                      -2003      -2002      -2003       -2002       -2003       -2002      -2003      -2002

Audit Services

Audit of Statutory accounts and
 consolidation pack                  4,536       4,578        66 %       11 %       1,013        n/a        94 %       n/a

Other audit related services           240         655         4 %        2 %          54        n/a         5 %       n/a
                                   --------     -------      ------     ------     -------     ------      ------     -------
Subtotal of audit services           4,776       5,233        70 %       13 %       1,067                   99 %

Other Services
Legal and/or compensation
related, tax fees                    1,853       2,935        28 %        7 %           9        n/a         1 %       n/a

Information technology                  14      31,373         0 %       79 %           0        n/a         0 %       n/a

Other                                  140         221         2 %        1 %           1        n/a         0 %       n/a
                                   --------     -------      ------     ------     -------     ------      -------     -------
Subtotal of other services           2,007      34,529        30 %       87 %          10                    1 %


TOTAL GENERAL                        6,783      39,762       100 %      100 %       1,077                  100 %
                                   ========     =======      ======     ======     =======                 =======

(1) KPMG was named auditor of Sodexho Alliance at the Annual Shareholders' Meeting on February 4, 2003.

The audit fees for the audit of the statutory accounts and consolidation forms performed by audit firms other than PricewaterhouseCoopers and KPMG for the Group subsidiaries totalled EUR 766K for the year ended August 31, 2003.

     5 Reconciliation of French GAAP financial statements to U.S. GAAP The

          Group's consolidated financial statements have been prepared in accordance with French GAAP (accounting principles generally accepted in France in accordance with CRC no. 99-02, issued June 22, 1999) which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The effects of the application of U.S. GAAP to net income and shareholders' equity are set forth in the tables below. An explanation of the main differences follows:


          Reconciliation of consolidated net income (loss)

                                                                 For the year ended August 31,
                                                                2003            2002           2001
                                                         (in millions of euros, except per-share amounts)


     Net income, as reported under French GAAP                    162           183            138

     U.S. GAAP adjustments:
     Business combinations (a)                                    (39)         (100)          (135)
     Stock-based compensation (b)                                   5           (10)            (2)
     Pensions and postretirement benefits (c)                     (27)           (3)             2
     Investments in marketable equity securities (d)               -              -            (35)
     Detachable stock purchase warrants (e)                        (6)           (7)            (6)
     Derivative financial instruments (f)                          22            (6)             9
     Treasury shares (g)                                            4            19              -
     Other, net (h)                                                (2)           (4)           (22)
     Deferred income tax effect (i)                                29            45             27
     Land Technology restatement, net of taxes (j)                  -            19            (10)
                                                               ---------     ----------     -----------
     Total U.S. GAAP adjustments                                  (15)          (47)          (172)

     Net income (loss), as determined under U.S. GAAP             147           136           (34)
                                                               =========     ==========     ===========


      Reconciliation of consolidated shareholders' equity

                                                                 August 31,
                                                               2003     2002
                                                         (in millions of euros)


      Shareholders' equity, as reported under French GAAP..   2,249     2,398

      U.S. GAAP adjustments:
      Business combinations (a)                                (352)     (337)
      Stock-based compensation (b)                                4        (1)
      Pensions and postretirement benefits (c)                  (63)      (26)
      Detachable stock purchase warrants (e)                      5        12
      Derivative financial instruments (f)                        6       (16)
      Treasury shares (g)                                       (78)     (100)
      Other, net (h)                                             12        15
      Deferred income tax effect (i)                            (47)      (65)
                                                             --------   -------
      Total U.S. GAAP adjustments                              (513)     (518)

      Shareholders' equity, as determined under U.S. GAAP     1,736     1,880
                                                             ========  ========


      Condensed U.S. GAAP statement of operations

                                        For the year ended August, 31
                                     2003           2002         2001(1)
                                           (in millions of euros)


      Revenues                           11,690          12,618         7,557
      Other operating income                 57              78            24
      Operating expenses, excluding
       goodwill and intangible
       assets amortization              (11,232)        (12,166)       (7,284)
      Goodwill and intangible assets       (115)           (126)         (144)
       amortization
                                      ----------       ---------      ----------
      Operating income                      400             404           153

      Interest expense                     (158)           (203)         (109)
      Equity in income (loss)
       of investees                           4               6             2
      Other non-operating income
       (expense)                             16              33            (7)
                                      ----------       ---------      ----------
      Income before income taxes,
       minority interest and
       extraordinary item                   262             240            39

      Income tax expense                   (105)            (91)          (61)
      Minority interest in net
       income of consolidated
       subsidiaries                          (9)            (13)           (9)

      Income (loss) before
       extraordinary item                   147             136           (31)

      Extraordinary loss on
       extinguishment of debt                -               -             (3)
                                       ---------       ---------      ---------=
      Net income (loss)                     147             136           (34)
                                       =========       =========      ==========

     (1) For fiscal 2001, the most significant differences between the amounts reported in accordance with French GAAP and those reported under US GAAP relate to the accounting for Sodexho, Inc. (formerly, Sodexho Marriott Services, Inc.), which was recorded under the equity method of accounting for U.S. GAAP until the purchase of the 53% of the shares held by third parties on June 20, 2001.

     Notes to reconciliation of consolidated net income and consolidated shareholders' equity

     (a) Business combinations

     Under French GAAP, all of the Group's business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition.

     Market shares

     Where the Group has established a strong presence in a geographic market through an acquisition, an additional intangible asset, market share, is recorded in the allocation of purchase price. Market share has been recorded with respect to the acquisitions of Sodexho Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd., Sodexho Scandinavian Holding AB and Universal Services, and corresponds to the significant market share these companies have in their principal markets (United States, France, Great Britain, Ireland, the Netherlands, Australia and Sweden). The criteria used in the valuation of the market share are the revenues and EBITA achieved in the principal markets. Market share intangible assets are not amortized in the consolidated financial statements. However, they are evaluated for impairment at each year end. In cases where there is a significant decline in value for more than two consecutive years, as calculated by comparing actual results to the original computation, the market share intangible asset is provisioned. The impairment evaluation is further supported by a calculation of the fair value of the assets as of August 31, 2003 as determined based on the discounted future cash flows.

     Goodwill

     Any excess of purchase price over the fair value of the tangible and intangible assets acquired, including market share, is allocated to goodwill, which is amortized over its estimated useful life, which in most cases, has been determined to be thirty years, given the stable nature of the markets in which the Group operates.

     Deferred taxes are not recorded with respect to goodwill under French GAAP.

     Under U.S. GAAP, all of the Group's business combinations are accounted for as purchases. In accordance with SFAS 141, "Business Combinations", and related interpretations (APB 16 prior to July 1, 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, workforce (prior to July 1, 2001 only), and software intangible assets were identified with respect to the Group's acquisitions. As a result, part of what was allocated to market share and goodwill under French GAAP is reallocated to these identified intangible assets for U.S. GAAP. The remaining excess of cost over fair value of the net assets acquired is recorded as goodwill. In accordance with SFAS 142 (APB 17 prior to September 1, 2001) all intangible assets acquired, including customer relationships, trademarks and software, are amortized over their estimated useful lives. In accordance with APB 17, goodwill and assembled workforce were amortized through fiscal 2001; thereafter assembled workforce has been reclassified to goodwill, which is no longer amortized. A deferred tax liability is recorded with respect to all intangible assets except goodwill. Generally, the amount assigned to goodwill is increased by an amount equal to the deferred taxes recorded.



     (b) Stock option and stock purchase plans

     Stock option plans

     The Group has historically granted certain employees options to purchase common shares of Sodexho Alliance. Under French GAAP, these transactions have no impact on the income statement. For U.S. GAAP, the Group has elected to account for its stock-based compensation plans in accordance with the intrinsic value method prescribed by APB Opinion No. 25 which requires that companies recognize total compensation cost equal to the excess, if any, of the market price of the share over the exercise price of the option on the measurement date. The measurement date is defined as the first date on which the number of shares the employee is entitled to receive and the exercise price are known. Option grants for which both the number of shares an employee is entitled to receive and the exercise price are known on the date of grant are referred to as "fixed" stock option grants. All other grants are considered to be "variable" stock option grants. Compensation expense for both fixed and variable option grants is recognized over the employee service period, which is generally the vesting period of the option. Total compensation expense recognized under U.S. GAAP with respect to these stock options was EUR 0.3 million, EUR 0.8 million and EUR 1.2 million and for each of the years ended August 31, 2003, 2002 and 2001, respectively.

     Other stock-based compensation

     In addition to traditional stock option plans, certain of the Group's subsidiaries have stock-based compensation plans where under an employee is granted a number of hypothetical shares in the subsidiary ("phantom shares"). The employee is entitled to any appreciation in the value, as determined by application of a formula based on a multiple of adjusted EBITA, of those phantom shares. The employee's interest in that appreciation vests 100% after completion of a service period (generally, between four and five years). For French GAAP, compensation expense is recognized currently for the amount of the total appreciation in the value of the phantom shares (or change in value in subsequent periods) as computed based on the contractual formula. For U.S. GAAP, the total compensation expense is computed in the same manner; however, the expense is recognized ratably over the service period. Total compensation expense recognized under U.S. GAAP with respect to these plans was EUR 1.4 million and EUR 1 million for the years ended August 31, 2003 and 2001 compared to EUR 3.4 million and EUR 0.5 million recognized under French GAAP for the same years. There was no compensation expense recognized under U.S. GAAP with respect to these plans for the year ended August 31, 2002.

     Stock purchase plans

     For the year ended August 31, 2002, the adjustment for stock option purchase plans mainly related to the accounting for the Sodexho Alliance International Employee Stock Ownership Plan. On October 18, 2001, the Board of Directors issued 1,385,848 shares at an issue price of EUR 44.10 per share for United States employees and EUR 41.51 for other employees. Under French GAAP, these transactions are recorded directly in equity upon issuance. Under US GAAP, the plan is considered compensatory and, therefore, results in the recognition of compensation expense for the difference, if any, between the fair value, as determined on the measurement date, and the purchase price of the shares. Total compensation expense recognized under US GAAP with respect to this plan was EUR 11 million for the year ended August 31, 2002.

     (c) Pensions and postretirement benefits

     For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan. Otherwise the Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded as a liability in the balance sheet.


     Under U.S. GAAP, the Group accounts for its pension plans in accordance with SFAS 87, "Employers' Accounting for Pensions." Transition obligations have been calculated as of September 1, 1999 as permitted for companies outside the United States and have been amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other post retirement benefits. For the funded plans where the accumulated benefit obligation exceeded the fair value of the plan assets as of August 31, 2003 and 2002, an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as other comprehensive income, a component of shareholders' equity. For the funded plans which were in a net asset position as of August 31, 2001, the amount of expense computed under SFAS 87 was lower than that recorded by the Group subsidiary.

     (d) Investments in marketable equity securities

     The adjustment for investments in marketable equity securities relates principally to the Group's investment in Corrections Corporation of America ("CCA"). Under French GAAP, this investment was considered an investment in a non-consolidated company. Due principally to the uncertainty of the outcome of litigation between CCA and some of its shareholders, the investment was fully provisioned in fiscal 2000. During fiscal 2001, Sodexho Alliance received EUR 11 million in dividends from CCA and sold its investment, which generated an additional loss of EUR 3 million, net of taxes.

     The Group's investment in CCA is considered available-for-sale under U.S. GAAP. Accordingly, under U.S. GAAP the Group's investment in CCA was written down to its market value as of August 31, 2000 which resulted in a lower write-down than under French GAAP in that year. The decline was considered other than temporary and, therefore, was recognized in earnings of the period. During fiscal 2001, when the investment was sold, an additional charge was recorded under U.S. GAAP to reflect the incremental decline in value from the August 31, 2000 until the sale date. Under U.S. GAAP, the Group wrote down its investment in CCA to its quoted market value of EUR 35 million as of August 31, 2000 resulting in the recognition of a loss amounting to EUR 32 million for U.S. GAAP for the year ended August 31, 2000. Under French GAAP, the Group recorded a provision and corresponding loss of EUR 72 million for the year ended August 31, 2000. In addition to the EUR 3 million loss described above, which was recognized under French and U.S. GAAP for the year ended August 31, 2001, the Group also recorded an additional loss for U.S. GAAP in fiscal 2001 of EUR 35 million related to the carrying value of the Group's investment in CCA which remained in the U.S. GAAP balance sheet as of August 31, 2000 compared to the French GAAP balance sheet. As of August 31, 2001, the Group had divested its entire investment in CCA.

     (e) Detachable stock purchase warrants

     Under French GAAP, detachable stock purchase warrants issued in connection with the issuance of debt obligations are not separated and accounted for apart from the related debt instrument. Under U.S. GAAP, proceeds received for debt obligations issued with detachable stock purchase warrants are required to be allocated between the debt obligation and the stock purchase warrants. Amounts allocated to the stock purchase warrants are accounted for as additional paid in capital and debt discount. The debt discount is required to be amortized to interest expense over the life of the debt obligation by the effective interest method.

     (f) Derivative financial instruments

     Under French GAAP, the Group's derivative financial instruments, which primarily include interest rate and cross-currency swap agreements on debt instruments, are considered to hedge the underlying debt. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the period end rates and the swapped rates is recorded as debt.

     Under U.S. GAAP, the Group has accounted for all of its derivative financial instruments (other than those of Sodexho, Inc.) both prior and subsequent to the adoption of SFAS No. 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) as of August 31, 2003, 2002 and for the years ended August 31, 2003, 2002 and 2001 for "Derivative financial instruments" is comprised entirely of derivative financial instruments accounted for at fair value.

     Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2003 and 2002, and for the fiscal years ended August 31, 2003, 2002, 2001, these cash flow hedges were determined to be effective hedges, and accordingly, changes in fair value are reflected in the statement of comprehensive income, a component of shareholders' equity.

     (g) Treasury shares

     Under French GAAP, treasury shares are recorded, at cost, as an asset in a company's balance sheet when re-purchased for re-issuance in connection with stock-based compensation plans. A provision is recorded when the shares are expected to be re-issued at below their recorded cost. If the number of shares is less than the number of stock options granted, a liability is recorded, calculated as the difference between the share price as of August 31 and its exercise price, multiplied by the number of shares remaining to be purchased.

     Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of shareholders' equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the shares is also reflected directly in equity.

     (h) Other, net

     Other consists of the impacts on net income (loss) and shareholders' equity for the differences between U.S. GAAP and French GAAP summarized in the table below:


                                 Net Income (Loss)for the year ended August 31     Shareholders' Equity as
                                                                                        of August 31,
                                    2003              2002              2001            2003          2002

Foreign currency transactions         -                -                (8)              -             -
Provisions for contingencies and
 losses                              (3)              (4)               (1)              3             5
Leases                                1               (1)               (3)             (6)           (6)
Scope of consolidation                -                 -               (1)             (1)           (1)
Organization costs                    -                 1               (1)              -             -
Indirectly-held treasury shares       -                 -                -              31            31
                                      -                 -               (8)            (15)          (14)
Deferred charges and other         ------            ------           -------        -------       --------
Total - Other, net                   (2)              (4)              (22)             12            15
                                   ======            ======           =======        =======       ========

     Provisions for contingencies and losses

     Provisions for contingencies and losses are recorded when it is probable that there exists a legal, equitable or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party.

     Under U.S. GAAP, provisions for contingencies and losses (liabilities) are recognized for specific existing risks when the related loss is both estimable and probable and subject to additional criteria in certain situations, such as business combinations and restructurings.

     Leases

     Under French GAAP, leases that transfer substantially all of the risks and rewards of ownership to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases.

     Under U.S. GAAP, lease accounting is based on a series of established quantitative criteria. These criteria are: (i) the lease automatically transfers ownership of the asset to the lessee at the end of the lease,
     (ii) the lease contains a bargain purchase option exercisable by the lessee, (iii) the term of the lease is equal to or greater than 75% of the estimated useful life of the leased asset at lease inception and (iv) the present value of the future minimum lease payments to be made pursuant to the lease agreement represents 90% or more of the fair value of the leased asset at inception of the lease. A lease meeting any one of these criteria is required to be accounted for as a capital lease by the lessee. All other leases are required to be accounted for as operating leases.

     The aggregate impact of the capitalization of leases for U.S. GAAP on total assets is an increase of EUR 61 million and EUR 67 million as of August 31, 2003 and 2002, respectively. The aggregate impact on total liabilities
     (debt) is an increase of EUR 64 million and EUR 71 million as of August 31, 2003 and 2002, respectively.

     Consolidation

     Under French GAAP, the Group does not consolidate certain insignificant subsidiaries. Under U.S. GAAP, the Group consolidates all subsidiaries which it has the ability to control regardless of significance. The net impact on the Group financial statements of consolidating these subsidiaries in U.S. GAAP was not material in any of the periods presented.

     Organization costs

     Under French GAAP, certain organization costs (company formation costs) are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, organization costs are required to be expensed as incurred.

     Indirectly-held treasury shares

     As of August 31, 2003, Sofinsod indirectly held 5.56% of Sodexho Alliance, through its interest in 14.4% of the capital of Bellon SA, which held 38.63% of Sodexho Alliance.

     As of August 31, 2003, Sofinsod indirectly held 1.58% of Sodexho Alliance, through its 100% ownership of the Societe Financiere de la Porte Verte, which held 4.1% of the capital of Bellon SA.

     Under French GAAP, these outstanding common shares which are indirectly owned by consolidated subsidiaries of the Group are considered treasury shares. A portion of the Group's investment in these subsidiaries is reclassified and treated as a reduction of equity in the consolidated French GAAP financial statements. Under U.S. GAAP, these indirectly-held shares are not considered treasury shares because the subsidiaries of the Group do not control the entity which actually owns the shares in the Group. Therefore, no such reclassification between investments and shareholders' equity is made under U.S. GAAP. Indirectly-held treasury shares are considered outstanding for purposes of computing earnings-per-share under French and U.S. GAAP.

     Deferred charges and other

     Under French GAAP, certain costs, such as contract mobilization costs, can be capitalized and amortized over their estimated useful lives of three to five years, if the cost is expected to provide a future benefit. U.S. GAAP requires that such costs be expensed as incurred.



     (i) Deferred income tax effect of U.S. GAAP adjustments

     This reconciliation item includes the tax effects of the U.S. GAAP adjustments reflected in the reconciliations of shareholders' equity and net income (loss) except for the fiscal 2001 adjustment related to SMS, which is reflected net of taxes in the business combinations adjustment.

     (j) Land Technology restatement

     French GAAP requires the correction of an error to be recorded in the year in which the error is detected. U.S. GAAP requires all prior years affected by the error to be restated. In accordance with U.S. GAAP, the effect of the error with respect to the Land Technology subsidiary, where assets related to revenues for which realization was uncertain were recorded during the period from 1999 through February 28, 2002, has been reflected in each of the years presented.


     6 Capital Spending Strategy

     Sodexho's capital spending strategy objective is to develop the group's activity, focusing on organic growth and client investments.

     (in millions of euro)

                                          Year ended,                Year ended,                 Year ended,
                                        August 31, 2003            August 31, 2002             August 31, 2001


Aquisitions of property, plant and
 equipment and intangibles                     239                       297                          233

Acquisitions of equity interests                37                       107                        1,767


     7 Risk management

     The group has long established clear guidelines to manage and assess risks at the appropriate level within the organization. A "Group Financial
     Policies" handbook is widely distributed, and is supported by clear internal delegation limits which all managers formally agree to with their hierarchical superior.

     This means, for example :

     - all new contracts with annual sales exceeding EUR 5 million must be approved by a member of the Executive Committee ;

     - development projects - whether involving capital or revenue expenditure or commitments in excess of EUR 350,000, the creation of new subsidiaries, joint ventures or partnership arrangements - are discussed with the Group Investment Committee, which comprises members of the Executive Committee and meets monthly ;

     - international supply agreements are approved by the International Purchasing Manager ;

     - only the Chairman and Chief Executive Officer is empowered by the Board of Directors to give Sodexho Alliance financial guarantees and performance bonds. Guarantees given by Group subsidiaries require prior approval by the Group Chief Financial Officer.

     - the Group has established procedures in order to insure the exactitude, consistency and completeness of its commitments, these procedures include:


     - the periodic review of the minutes of subsidiaries' Annual Shareholders' Meetings and Board of Directors Meetings for contractual agreements, ongoing litigation, and the authorizations to purchase or sell assets ;


     - review of risk management with internal managers and other external insurance company brokers with whom the company has contracted in order to determine that all operational risks are adequately covered;

     - the review with banks and financial institutions all sureties and guaranty issues;


     - review with inhouse and external legal counsel all pending and potential litigation and claims in Court or arbitration, and all pending related liabilities;


     - review related party transactions concerning guarantees and other commitments given or received.


     For three years, there has been considerable IT investment in the Group reporting systems. This investment, which is intended to provide our teams with management tools, allows the hierarchy to maintain appropriate control and managers to monitor their income statements, balance sheets and cash flows. Monthly reporting allows Group management to control and manage the risks.

     Moreover, the risk and legal managers at local and Group level work up-front with operational teams. They seek to ensure that contractual negotiations are conducted equitably ; that risks are limited to contractual service obligations with a cap and a deadline ; that the appropriate risk cover is in place and that all other adequate measures are taken to transfer the risk.



          7.1 Risk Factors

               A) Social risks

               As far as we are aware, the Group is not exposed to any particular labor risks other than those in the normal course of business for an international company of its size.

               Moreover, the Group follows a prevention and security policy.

               B) Environmental risks

               Sodexho is perfectly aware of the impact its business can have on the environment. Far from minimizing its importance, the Group does its utmost to control these impacts in order to be able to reduce them as much as possible.

               The environmental impact of Sodexho's activity in relation to its customers is comparable with that of private individuals and mainly results from: - water and energy that is used for operating our restaurants, for preparing meals and cleaning ; and
               - waste accumulated from the preparation of meals and cleaning (packaging, organic matter, grease and soap residue).

               o Water and Energy  Consumption

               The energy we use is provided by our clients and can be electricity or natural gas, or the two combined. Concerned about the increasing scarcity of fossil fuel and drinking water reserves, Sodexho actively tries to identify means for reducing water and energy consumption in our units.

               To this effect, Sodexho's engineering services provide their expertise and actively participate in the reduction of water and energy consumption by : - selecting cooking and cleaning equipment which function with a reduced level of water and/or energy ; - systematically using devices which automatically limit the use of resources (programs, timers, etc.) ; and - using heating pumps and recuperating residual water

               This equipment is properly and regularly maintained to prolong its useful life in an optimal operational state, actively contributing towards preserving the environment.

               Unit management educates its team members on the proper use of equipment, which significantly reduces the consumption of water and energy used in units.

               Wastewater is treated before being disposed of either by using automatic dispensers for cleaning products or different retention systems for separating grease, starchy products, etc. once the water has been used. These methods are regularly applied, optimizing both their efficiency and facilitating the treatment of disposed wastewater for the local water department.

               o Waste  treatment

               Waste produced by Sodexho is essentially a result of products used in the preparation of meals and corresponding residue, as well as from the different types of cleaning.

               Waste from packaging is almost equivalent to that of organic matter (the two combined represent 95% of the overall waste, the remainder being comprised of waste from grease and soap residue). Packaging is essentially paper, cardboard, plastic, glass, metal and wood.

               The past few years, Sodexho has done its utmost to systematically comply with waste removal plans. Increasingly, however, environmental concerns have pushed Sodexho to encourage partners and suppliers to : - significantly reduce their inner and outer packaging ; - give priority to recyclable or recycled supplies ; and - recuperate deposits (palettes, crates, etc.).

               For all Sodexho units in France, oil waste is collected and recycled by a single, referenced service provider registered with the State.

               Locally, whenever possible, Sodexho disposes of its organic matter for it to be used for composting or processed using the waste methanization process.

               Moreover, Sodexho is committed to analyzing and reducing the following types of pollution that may be caused by its activities :
               - noise pollution
               - visual pollution
               - olfactory pollution

               Given the issues involved in protecting the environment, Sodexho does its utmost to continually identify and reduce risks related to our activity, as well as provide concrete solutions for our clients and the public in general.

               These measures for preserving the environment have been given significant recognition. Sodexho received official sponsorship from the Secretary of State for Sustainable Development following certification awarded by the Regional Environmental Department of the Southeast region of France during the recent Sustainable Development week.

               In addition, Sodexho is proud to be one of the main private partners of the Eco Maires, a mayors' association dedicated to the environment and sustainable development.

               The Group continues to develop a policy of environmental risk prevention and is committed on behalf of our clients, notably by our involvement in Sustainable Development, to preserving the natural sites where they operate.

               Moreover, the Group limits its contractual risks by incorporating clauses which limit our responsibilities or the transfer of risks.

          C) Legal risks

               The nature of the Group's activities and its international presence subject us to numerous regulations : labor, competition, company environmental, health and safety laws.

               The Group has set up the required frameworks to ensure that we abide by these laws. Moreover, these rules may have a direct impact on services. For example, our Service Vouchers and Cards activity is subject to national tax and labor laws. Important changes in the laws permitting the issue of vouchers and cards can create new contractual opportunities or can jeopardize existing contracts.

               The Group's activity is not dependant on any patents or brand licenses for which it is not the rightful owner.

          D) Risks related to our business

               Types of contracts in the Food and Management Services activity :

               In the Food and Management Services activity, contractual relations may be divided into two main categories: Profit and Loss Contracts and Management Fee contracts. These two contract types are differentiated by the level of commercial risk involved taken by the service provider.

               For Profit and Loss contracts, the service provider receives a set fee for services provided and is responsible for the cost of services provided. Management fee contracts generally include clauses for periodic indexation.

               For Management Fee contracts, clients are responsible either directly or by reimbursement, for aggregate cost for services provided, irrespective of customer frequency. Fixed or variable commissions are paid to the service provider.

               In practice, our contracts include characteristics from both of these categories. We estimate that more than 60% of our contracts have similar characteristics to profit and loss contracts.

          E) Exchange and interest rate risk

               Sodexho Alliance uses derivative instruments to manage risks related to interest rates and foreign exchange rate volatility.

               Policies developed by the Board of Directors, the Chairman and Chief Executive Officer and the Chief Financial Officer are designed to avoid speculative risk and :

               - hedge a significant majority of debt to fix interest rates ;

               -  cover  foreign  exchange   volatility  on  borrowings  by  any
               subsidiary expressed in foreign currencies ;

               - manage and spread counterparty risk. Transactions can only be entered into with counterparties that have an ISDA master agreement or equivalent in place with the group company concerned ;

               -  limit  the  maturity  of   individual   transactions   to  the
               contractual term of the underlying borrowings being hedged ;

               - limit forward currency purchasing agreements to cover food and supply procurement costs (relevant in the remote site business) to a maximum period of twelve months.

               A description of all proposed transactions supported by a financial and business analysis is submitted to the Chairman and Chief Executive Officer and Group Chief Financial Officer, and as appropriate, the Board of Directors. The Group's use of exchange rate instruments are provided in the Consolidated Financial Statements (Note 18).

               o Sensitivity Analysis

               A change in the value of the US dollar against that of the euro of 10 % would have the following impact:
               - EUR 563 million on Group revenues
               - EUR 25 million on Group EBITA
               - EUR 10 million on Group net income

               A change in the value of Pound Sterling by 10 % against that of the euro would have the following impact:
               - EUR 149 million on Group revenue
               - EUR 2 million on Group EBITA
               - EUR (4) million on Group net income




          7.2 Insurance and risk coverage

               Sodexho Alliance applies an active policy for managing our risks with the objective of reinforcing the protection of our employees, our clients and preserving the Group's and our shareholders' interests.

               This strategy is comprised of the following priorities:

               - Identify and evaluate risks associated with our various activities,

               - Develop a policy for reducing contractual risks by using clauses that limit responsibility

               - Take out insurance coverage, mainly for risks due to legal liability for operations and products, as well as for accidents in the workplace, particularly in North America.

               These financial coverage programs are provided by highly rated insurance companies.

               Considering the financial risks and insurance coverage conditions available, the amounts for guarantees and insurance are the same as those granted to other companies of a similar size and with similar activities to Sodexho.

               The global cost for the principal insurance programs and risk coverage for the Group is approximately EUR 95 million, of which EUR 58 million is to cover risks for accidents in the workplace (Workers Compensation) in the United States, Canada and Australia.

               Excluding " Workers Compensation," the global expense is EUR 37 million, or 0.32% of the consolidated revenues for fiscal 2003.



8 Social information

     Following is social information pertaining to Sodexho's Food and Management Services activity in France.

     o Employment

     As of August 31, 2003, employees for the Food and Management Services activity totaled 29,382.

     [OBJECT OMITTED]







     Women represent 55 % of total employees.

     Recruitments during the fiscal year, both through direct recruitment and the transfer from fixed-term contracts to indefinite-term contracts, is moving toward parity between women and men in the different employment categories:


     [OBJECT OMITTED]






     The average age of employees is 40 years.

     [OBJECT OMITTED]






     Sodexho pursues an active policy of recruiting young employees in order to facilitate their integration into the workforce by offering them the possibility of joining an organization whose size can allow them to quickly take on responsibility. Nearly half of the employees recruited during the year were less than 30 years of age (49%) and 45% of the managers who were less than 30 years of age were women.

     o Recruiting

     3,585 recruitments took place during fiscal 2003 : 1,560 were direct recruitments with indefinite-length contracts, 1,030 were transfers from fixed-term contracts to indefinite-length contracts and 995 employees were transferred. In our field of activity, the transfer of employment contracts is characteristic when the management of a unit is handed over from one service provider to another. During the same period, 740 employees were transferred to another service provider.

     [OBJECT OMITTED]






     As of August 31, 2003, 11 % of employees had indefinite-term contracts:


     For the entire fiscal year, fixed-term contracts represents only 16% of hours worked and temporary help 2%. This type of employment essentially corresponds to temporary replacements and occasional increases in activity.

     30,000 overtime hours were paid during the year which corresponds to 0.1% of hours worked.


     Employment protection

     During the fiscal year, 789 dismissals were carried out of which 78 were for financial reasons. In this second case, a Plan for Employment Protection (PSE) was created during the final closing of two units (Matra in Romorantin - Loir and Cher and AXA Training Center in Cantenac - Gironde), as well as for the redeployment of activities at Carreau de Rungis - Val de Marne.

     These plans for employment protection helped 33 employees who might have been dismissed for financial reasons, to accept a new position within the company and 8 other employees were found positions elsewhere.

     These plans for employment protection comprise of several measures, notably:

     - internal measures for avoiding dismissals: creating a center for internal mobility, financial aid for geographic mobility, training new positions;

     - outplacement support: creating a center for external mobility managed by a specialized organization, financial aid for geographic mobility, for the creation of a company or for voluntary departure;

     - a specific measure for employees of 50 years of age and older: an agreement with the Fonds National de l'Emploi.


o Working hours

     In the largest Food and Management Services subsidiaries in France, as of January 2000, a work week is composed of 34.87 hours.

     31 % of the total employment is part-time:

     [OBJECT OMITTED]






     The average absenteeism rate based on the number of days absent is 9.9% for all employees.

     The top three reasons are illness (55%), unpaid vacation granted to employees (12%) and work related or travel related accidents (9%).

o Compensation

     The average salary of a full-time employee for the "Other staff" category is EUR 17,213, which is 25 % higher than the minimum wage1. Following six months of employment, no full-time employee receives less than EUR 14,854 per year, which is 8% higher than the minimum wage.

     Compensation progressed 9% on average over the past three years for all employees, which is an average 3% increase each year. In January 2000, although all of our employees reduced their work time to a 35 hour week, their salary continued to be based on a 39 hour week.

     In terms of equality in the workplace, average compensation for women employed full-time is equal to:

     92.5 % compared  with male  managers 100 % compared  with male  supervisors
     96.5 % compared with qualified, male staff 98.1 % compared with male restaurant staff

     Employee profit-sharing (chapter IV of volume IV of the French labor code)

     Employee profit-sharing exists within the different subsidiaries of Sodexho in France. The aggregate amount of employee profit-sharing granted during fiscal 2003 is EUR 4.7 million. No other employee profit-sharing agreements exist within the different subsidiaries of Sodexho in France.


     Social security charges

     As of August 31, 2003, for the category "Other staff", social security charges for employees represented 21.66 % of compensation and employer related social security charges equaled 39.42%.

o Collective agreements

     Annual  salary   negotiations  with  union  organizations  are  managed  by
     Sodexho's Food and Management Services segments in France.

     In the Healthcare segment in France, an agreement was signed May 21, 2003 with union organizations in order to set up a "collective plan for required healthcare expenses for `staff' employees" (additional clause number 8 in the company agreements of December 18, 1990, registered with the Departmental Division of Employment on August 8, 2003.)

o Hygiene and security

     The frequency rate for work related accidents is 34.32; the rate of severity is 1.43.

     Handling and stock activities, as well as travel-related accidents are the cause of one out of two work related accidents. One out of ten result from a fall due to uneven flooring. The frequency rate for work related accidents resulting from cooking equipment, pressurized equipment, electric installations and hand held appliances is minimal.

     In terms of our general security obligations :

     - All new recruits receive initial training to learn about their position, possible activity risks and measures that should be taken in the event of an accident,

     - As a service provider working on the client's premises, a Prevention Plan is established with the client to evaluate risks and possible connections between the two activities,

     - A document entitled, "Professional Risk Evaluation", identifies possible dangers, analyzes risks and presents preventative actions.


o Training

     The total amount of expenses incurred for training for Sodexho's Food and Management Services' subsidiaries in France represents 4% of aggregate employee earnings4. Approximately 5,000 employees, which translates to more than one employee out of five on average, are trained each year for a duration of two days.

     Professional training5 for women is proportional to their representation in the employee population.

     [OBJECT OMITTED]








     Priority is given to using internal trainers, specifically for improving our teams' skills in our different business. More than 100 managers and supervisors regularly conduct training sessions (trainers, training managers, functional or operational managers) as often as possible on site.

o Employment and placement of the disabled in the workforce

     Sodexho's Food and Management Services' subsidiaries in France employee 510 disabled employees, of which 10 are managers and 50 are supervisors. The << Socio-Medical Establishments >> division manages and trains 200 disabled employees in 40 units throughout France. These employees are officially employed by either the Help Center for Work (Centre d'Aide pour le Travail) or by a Protected Workshop (Atelier Protege).

o Workers' Council

     0.52% of gross employee earnings is contributed to the Workers' Councils of each legal entity in France.





9  Employee  Profit  Sharing

     For the last five years, the Group has paid the following amounts as employee profit sharing (expressed in millions of euro) :

        2002-2003     2001-2002     2000-2001      1999-2000      1998-1999

          8.3            8.1           8.0            6.2            5.1

--------------------------------------------------------------------------------
                                SODEXHO ALLIANCE
                         Statutory Financial Statements
--------------------------------------------------------------------------------


I INCOME STATEMENT


                                                               Year ended      Year ended     Year ended
                                                               August 31,      August 31,     August 31,
(In thousands of euro)                                         2003             2002          2001

REVENUES                                                          65,742        81,445         77,091

    Other income                                                  62,599        46,409         55,272

    Purchases                                                    (2,935)       (2,622)        (1,251)

    Employee costs                                              (16,699)      (22,035)       (23,416)

    Other external charges                                      (56,319)      (60,966)      (118,117)

    Taxes, other than income taxes                               (3,528)       (2,048)        (3,479)

    Depreciation and increase in provisions                      (3,939)       (7,334)        (5,680)
                                                                -------        ------       --------
EARNINGS BEFORE INTEREST, EXCEPTIONAL ITEMS AND INCOME TAXES     44,921        32,849        (19,580)

    Financial expense, net                                         (973)       (1,713)       139,678

    Exceptional (expense)/income, net                            14,162        (7,222)       715,887

    Income taxes                                                 21,152        34,846         19,092
                                                                -------        ------       --------
NET INCOME                                                       79,262        58,760        855,077
                                                                =======        ======       ========

II balance sheet

ASSETS (in thousands of euro)             August 31, 2003       August 31, 2002       August 31, 2001

FIXED AND INTANGIBLE ASSETS, NET

  Intangible assets                            3,484                16,314                     20,121

  Property, plant and equipment                6,013                 6,733                      7,539

  Financial investments                    4,246,367             4,158,957                  3,619,380
                                          -------------         ------------              -------------
o  Total  fixed  and  intangible
    assets, net                            4,255,864             4,182,004                  3,647,040

CURRENT AND OTHER ASSETS

   Accounts receivable, net                   23,869                35,758                     30,290
   Prepaid expenses, other
    receivables and other assets             159,671                92,133                     64,056
   Marketable securities                      84,080               140,864                     46,479
   Cash                                       15,530                21,425                    158,892
                                         -------------         ------------              -------------
o  Total current and other assets            283,150               290,180                    299,717


TOTAL ASSETS                               4,539,014             4,472,184                  3,946,757
                                         =============         ============              ==============



SHAREHOLDERS' EQUITY AND LIABILITIES    August 31, 2003        August 31, 2002            August 31, 2001
(in thousands of euro)

SHAREHOLDERS' EQUITY

   Common stock                             636,086                636,086                    630,239

   Additional paid in capital              1,185,728             1,185,725                  1,137,052

   Consolidated reserves                     897,649               914,818                    943,860
                                        -------------         ------------               -------------
o  Total shareholders' equity              2,719,463             2,736,629                  2,711,151


o  Provisions for contingencies
   and losses                                12,709                 16,602                     10,497


LIABILITIES

   Borrowings                              1,763,450             1,644,563                  1,155,948

   Accounts payable                            7,619                11,541                     22,199

   Other liabilities                          35,773                62,849                     46,962
                                        -------------         ------------              -------------
o  Total liabilities                       1,806,842             1,718,953                  1,225,109


TOTAL SHAREHOLDERS' EQUITY
 AND LIABILITIES                           4,539,014             4,472,184                 3,946,757
                                        =============         ============              ==============


III STATEMENT OF CASH FLOW

(in thousands of euro)             Fiscal year      Fiscal year     Fiscal year
                                    2002-2003        2001-2002       2000-2001

OPERATING ACTIVITIES

   Net income                        79,262           58,760          855,077
   Noncash items: depreciation
    and provisions                   19,288           37,330          (66,634)

   Losses (gains) on disposals
    and other, net of tax           (28,784)          (5,755)        (717,362)
                                  ----------         --------       -----------
   o  Cash provided by operating
      activities                     69,766           90,735          71,081

   Change in working capital
    from operating activities       (85,439)         (32,825)         (5,582)
                                  ----------         --------       -----------
   o  Net cash flow provided by     (15,673)          57,910          65,499
      operating activities



INVESTING ACTIVITIES

   Tangible and intangible
    fixed assets                  (158,156)         (543,026)     (2,189,748)

   Fixed asset disposals            46,174            8,236        1,131,639

   Change in other financial assets      0              456              230

   Change in working capital from   (2,414)            (371)             536
    investing activities
                                  ---------       -----------   -------------
   o  Net cash used in investing  (114,396)        (534,705)      (1,057,343)
       activities



FINANCING ACTIVITIES

   Dividends paid to parent company
    shareholders                   (96,431)         (87,802)        (74,886)

   Increase in shareholders'
    equity                               4           54,520       1,014,305

   Proceeds from borrowings        120,000        1,072,570         537,576

   Repayment of borrowings               0         (610,146)              0

   Change in bank overdrafts        (1,113)             449           2,312

   Change in working capital
    from financing activities       31,499           18,877       (301,423)

                                   ---------       -----------   -------------
   o  Net cash provided by (used in)
      financing activities          53,959          448,468       1,177,884



(DECREASE) INCREASE IN NET CASH,
  CASH EQUIVALENTS AND MARKETABLE
  SECURITIES                       (76,110)         (28,327)        186,040

  Net cash, cash equivalents
   and marketable securities
   as of beginning of period       162,291          205,371          19,559

  Add: opening provisions           14,981              228               0

  Net cash, cash equivalents
   and marketable securities
   as of end of period              99,610          162,291         205,371

  Add: closing provisions            1,552           14,981             228


(DECREASE) INCREASE IN NET
 CASH, CASH EQUIVALENTS AND
 MARKETABLE SECURITIES             (76,110)         (28,327)         186,040


Notes to Statutory Financial Statements

IV SIGNIFICANT EVENTS DURING THE YEAR


     Management companies

     Between September 1, 2002 and March 1, 2003, Sodexho Alliance reorganized its structure such that each business unit or activity is managed by a dedicated management company.

     This resulted in a transfer of personnel (120 employees), contracts and fixed assets to the following management companies : Sodexho Continental Europe, Sodexho Asia Pacific, Sodexho South America, Sodexho IS&T and Universal Sodexho SA.

     Purchase price complement from the sale of C.C.A.

     Sodexho Alliance received a purchase price complement of EUR 28.6 million in May 2003 in connection with the sale of its shares in Corrections Corporation of America (C.C.A.) in fiscal 2001.

     Share capital increase - Sodexho Holdings Limited

     Sodexho Alliance made two capital contributions to its subsidiary Sodexho Holdings Limited by converting two intercompany loans into equity. The two transactions totaled EUR 125 million for 86,146,500 shares and occurred in July and August 2003.

V SUMMARY OF SIGNIFICANT ACCOUNTING AND VALUATION POLICIES

     The financial statements have been prepared in accordance with accounting and valuation policies and standards specified in the 1999 general accounting plan in accordance with rule 99-03 of the Comite de la Reglementation Comptable.

     The financial statements have been prepared using the same valuation and presentation methods as in the prior year. However, the provision for treasury shares of EUR 14,147,000 recorded during the prior year in financial income has been released through exceptional income as an offset to the losses recorded on our stock option transactions, in conformity with the CNC opinion.

     The financial statements are prepared using the historical cost method. Amounts in the tables in the notes to the financial statements are expressed in thousands of euro.

     Amounts in the exceptional result are items which are not related to ordinary activities, as well as certain items which are exceptional by their nature but which relate to ordinary activities.

     The balance sheet and income statement of Sodexho Alliance include amounts for branches in France and French overseas territories and departments.

     1 Fixed Assets

     Fixed assets are valued either at their acquisition cost or at the contribution value.

     Depreciation  is  calculated  using the  straight  line method based on the
     asset's   useful  life.   The  straight   line  method  is   considered  to
     appropriately reflect the decline in the economic value of the assets.

     Intangible fixed assets

     Software is amortized between 4 to 5 years, based on its useful life.

     Tangible fixed assets

     The following straight line depreciation rates are used:

     o Buildings                                       5%
     o Facilities and fixtures                10% and 20%
     o Plant and machinery                    between 10% and 25%
     o Vehicles                               25%
     o Office and computer equipment          20% and 25%
     o Other fixed assets                     10%

     Financial Investments

     Shares in companies and other financial investments are recorded at their acquisition cost or at the contribution value. At the end of the fiscal year, a provision for depreciation is made when market value is less than the value in the balance sheet.

     The investment's market value is determined through considering the revalued net equity, profitability, future prospects and utility value of the subsidiary. The estimated market value may be higher than the net book value of the share of net assets.

     Receivables from investees are valued at face value and a diminution in value is recorded when the market value is less than the book value.

     2 Inventories
          The  value  of  raw  materials  and  consumable   items  is  based  on
          acquisition cost using the first in first out method. (If necessary, inventories are provisioned in order to reflect their current value.)

     3 Accounts receivable
          Accounts receivable are valued at their nominal value, and are written down when their market value is less than their gross book value.

     4 Foreign currency transactions
          Revenue and expenses incurred in foreign currencies are recorded at the rate in effect on the transaction date. Foreign currency debts, accounts receivable and cash recorded in the balance sheet are valued at the closing rate of the fiscal year, with the exception of hedged items. Unrealized exchange gains and losses resulting from conversion of debts and accounts receivable are included in the balance sheet in other assets and other liabilities. A provision for contingencies and losses is recorded with respect to the unrealized exchange losses.

     5 Retirement plan obligations

          Retirement plan obligations pertaining to pensions or supplementary retirement plans are included in the off-balance sheet commitments.

     6 French tax consolidation
          Sodexho Alliance is the holding company for French tax consolidation purposes for our eligible French companies. Sodexho Alliance is the only company liable for tax with respect to all of the French subsidiaries. The subsidiaries calculate tax payable as if there were no tax consolidation. Any tax savings or expense arising from the tax consolidation is recorded in the accounts of Sodexho Alliance.



     VI Analysis of net revenues


By activities (in thousands of euro)

   o  Food and management services               18,449

   o  Holding Company Services                   42,534

   o  Other                                       4,759
                                               ---------
                                                 65,742

By geographic area

   o  Mainland France                            55,666
   o  French Overseas Departments
      and Territories                            10,076
                                               ---------

                                                 65,742

VII Exceptional income

   Sale of fixed assets                          28,782

   Intercompany receivables waiver              (14,260)

   Transactions involving stock option plans     (6,937)

   Other                                          6,577
                                                ---------
   TOTAL                                         14,162



VIII Analysis of income taxes

                                                        Earnings before       Income taxes    Earnings after
                                                           income taxes                         income taxes


              Operating profit                                   44,921           (16,229)            28,692

              Net financial (expense)/income                      (973)             20,464            19,491

              Net exceptional (expense)/income                   14,162             16,917            31,079
                                                                -------          ----------          ---------
              Total                                              58,110        (1)  21,152            79,262
                                                                =======          ==========          =========

(1) This amount principally includes French group relief of EUR 19 million.


IX TANGIBLE AND INTANGIBLE FIXED ASSETS

                                                                   Additions           Disposals
                                                  August 31,      during the          during the         August 31,
                                                    2002          fiscal year         fiscal year          2003

              o  Intangible fixed assets            23,529            4,477              22,755 *            5,251

              o  Tangible fixed assets              13,541              669               1,527 *           12,683

              o  Financial investments

                 Investments                     3,826,501          153,052                 958          3,978,595

                 Loans related to investments      379,360           12,110              43,612            347,858

                 Other long-term investments         2,047               24                  26              2,045
                                                -----------       ------------      -------------       -------------
              o  Total financial
                 investments                     4,207,908          165,186              44,596          4,328,498

              TOTAL                              4,244,978          170,332              68,878          4,346,432
                                                ===========       ============      =============       ==============

          * Assets sold to management companies, created during the fiscal year, were recorded using the utility value.


          Investments


          Creation and acquisition of subsidiaries

          During the fiscal year, Sodexho Alliance created the following subsidiaries:

          - Sodexho Management and Sodexho Polynesia, wholly owned by Sodexho Alliance.

          - Sodexho Euroasia of which 49% is owned by Sodexho Alliance and 51% by Sodexho AO (Russia).

          On December 18, 2002, Sodexho Alliance purchased 0.1364% of Sodexho D.O.O. (Slovenia). As a result of this transaction, Sodexho Alliance now holds 99.82% of this company.

          On December 20, 2002, Sodexho Alliance acquired 9.95% of Sodexho Portugal II Restauracao e Servicios from a third party, increasing its investment in the company from 80.10% to 90.05%. On the same day, Sodexho Alliance also increased its investment in Sodexho Sitios Remotos de Peru to 99.99% by creating 531,300 shares and acquiring 180,377 shares.

          On January 6, 2003, Sodexho Alliance purchased 26,500 shares from a third party and now wholly owns Sodexho Scandinavian Holding AB.

          On June 30, 2003, Sodexho Alliance purchased 161,966 shares of Sodexho Maroc, which represents 99.99% of its capital, from Sodexho Pass International.


          Capital contributions

          Sodexho Alliance made two capital contributions to its subsidiary Sodexho Holdings Limited, through the conversion of its loan receivable from the subsidiary. The two transactions totaled EUR 125 million for 86,146,500 shares and took place in July and August 2003.

          Sodexho  Alliance   increased  the  share  capital  of  the  following
          subsidiaries:

          - Sodexho Australia, in November 2002, January and August 2003 for a total of 4,000 shares.

          - Universal Sodexho SA, in January 2003 for 70,472 shares.

          - Sodexho Mexico, in February 2003 for 36,000,000 shares.

          - Sodexho Chile, in July 2003 for 14,900 shares.

          - Sodexho Venues Australia, in August 2003 for 3,500 shares.

          The only variance in the percentage of shares held was for Sodexho Chile which was increased from 99.44% to 99.61%.


          Loans related to investments

          Sodexho Alliance transferred the loan granted to Agecroft Prison Management to Sodexho Holdings Limited for EUR 5,190,000.

          Other decreases in loans related to investments are mainly loan reimbursements from subsidiaries, notably Sodexho Inc. and Sodexho Holdings Limited.

X DEPRECIATION AND AMORTIZATION



                                   Depreciation &                          Depreciation &
                                    amortization,      Increase/expense    amortization on      amortization,
                                   August 31, 2002      in fiscal year        disposals        August 31, 2003

      Intangible fixed assets           7,215                963              6,411              1,767

      Tangible fixed assets             6,808              1,340              1,478              6,670
                                      ---------          --------           ---------          ----------
      TOTAL                            14,023              2,303              7,889              8,437
                                      =========          ========           =========          ==========


XI MATURITIES OF RECEIVABLES AND OTHER assets


   RECEIVABLES AND OTHER ASSETS

                                                                                        Depreciation
                                               Gross        Less than    More than          and
                                               amounts       1 year       1 year         provisions       Net Amount

    Investments                               3,978,595           0       3,978,595         81,512          3,897,083

    Loans related to investments                347,858       2,204         345,654            481            347,377

    Other investments                               215           0             215            138                 77

    Loans                                         1,140         229             911              0              1,140

    Deposits and guarantees                         690           0             690              0                690

    Sub-total of other financial assets           2,045         229           1,816            138              1,907
                                            ------------    --------    ------------      ---------        ------------
TOTAL FINANCIAL ASSETS                        4,328,498       2,433       4,326,065         82,131          4,246,367


    Trade receivables and related accounts       24,072      24,072               0            203             23,869

    Inventory                                       203         203               0              0                203

    Advances and payments on account                238         238               0              0                238

    Other operating receivables                   3,150       3,150               0            191              2,959

    Amounts owed to subsidiaries                141,849     141,849               0          2,257            139,592

    Investments                                  12,438      12,438               0              0             12,438

    Prepaid expenses                              1,364       1,220             144              0              1,364

    Deferred charges                              6,533       4,747           1,786          3,929              2,604

    Unrealized exchange rate difference             273         273               0              0                273
                                            ------------    --------    ------------      ---------        ------------
    Sub-total Prepaid expenses and other
     receivables                                166,048     160,189           1,930          6,377            159,671

                                            ------------   --------    ------------       ---------        ------------
TOTAL                                         4,518,618     186,694       4,331,924         88,711          4,429,907
                                            ============   ========    ============       =========        ============

    There are no bills of exchange included in receivables.

XII DEFERRED CHARGES

       Deferred charges are comprised of:

DEFERRED CHARGES                                                Accumulated
                                         Gross amounts          amortization         Net amounts
                                         August 31, 2003        August 31, 2003      August 31, 2003

    Costs relating to the development
    of the Sodexho Intranet
    DURATION : 3 Years                         590                    582                    8

    Financing fees
    DURATION : 5 Years                        2,161                 1,659                  502

    Costs for the 1999 bond issuance
    DURATION : 10 Years                       3,782                 1,688                2,094
                                           ---------              ---------            ---------
    TOTAL                                     6,533                 3,929                2,604
                                           =========              =========            =========


XIII ACCRUED INCOME

Financial investments                            1,742

    Trade receivables and related accounts       2,216

    Other operating receivables                    148
                                               ---------
    Total                                        4,106
                                               =========



XIV provisions


                                     August 31, 2002       Charge in fiscal      Release in         August 31, 2003
                                                                year             fiscal year


o  Provisions for contingencies
   and losses                            16,602                 6,419               10,312               12,709

o  Provisions for diminution in
   value

   -  of tangible fixed assets                0                     0                    0                    0

   -  of financial investments           48,951                45,491               12,311               82,131

   -  Other                              17,523                 1,197               14,516                4,204

o  Total provisions for
   diminution in value
                                       ---------            ---------              ---------            --------
TOTAL                                    83,076                53,107               37,139               99,044

Nature of charges and releases :
                 - operating                                      634                  457
                 - financial                                   46,483               27,422
                 - exceptional                                  5,990                9,260



     At August 31, 2003, the principal provisions are:

     o  Net equity risk of subsidiaries                       5,606
     o  Provision for the acquisition of treasury shares      3,302
     o  Provision for miscellaneous risks                     2,354
     o  Provision for exchange losses                           273
     o  Other (inferior to EUR 400,000)                       1,174
     o  Provision for contingencies and expenses             12,709


     Provision for treasury shares acquisition

     As of August 31, 2003, 2,980,200 stock options have an exercise price inferior to the quoted market price. Sodexho Alliance held 969,740 shares at this date. A provision was therefore recorded in order to reflect Sodexho Alliance's obligations relating to these stock option plans. The provision represents the difference between the exercise price of the options and the quoted market price for the Sodexho Alliance share as of August 31, 2003 for the remaining shares to be purchased.

     This provision amounts to EUR 3,301,681.


     o Provision for investments and related loans:

     Sodexho Awards Company                                       39,679
     Sodexho Venues Australia                                     14,054
     Sodexho Australia                                             5,029
     Gardner Merchant Groupe France                                3,899
     Sodexho Mexico                                                3,140
     Sodexho Prestige                                              2,645
     Stadium Australia Management Limited                          2,562
     Other (inferior to EUR 2,000,000)                            11,123
     Provisions for financial investments                         82,131


     o Provision for depreciation of current assets:

     Amounts owed by subsidiaries                                  1,794
     Provision for mutual funds                                      935
     Provision for treasury shares                                   617
     Other (inferior to EUR 900,000)                                 858
     Other provisions                                              4,204


XV Deposits and marketable securities

     Marketable securities include :

     - Mutual funds at their acquisition value amounting to EUR 61,743,000. Their value, based on the market price on August 31, 2003 is EUR 60,808,000. A total amount of EUR 935,000 was therefore provisioned on August 31, 2003.

     - 969,740 treasury shares held by Sodexho Alliance in connection with the stock option plans and having an historical value of EUR 23,889,000. A total of EUR 617,000 was provisioned and corresponds to the difference between the exercise price of the option and the shares' historical value in the accounts.

     - Table of treasury share movements for the fiscal year

                                      August 31, 2002     Acquisitions    Disposals     August 31, 2003

    Number of treasury shares            937,740           969,740        (937,740)         969,740
    Acquisition value / Sale value        40,455            23,889         (40,455)          23,889


     The capital loss on the sale of the shares was partially compensated by the release of the provision recorded in fiscal 2002.

XVI prepaid expenses

    Prepaid expenses are as follows :

    Insurance                                             736

    Rent and related charges                              228

    Fees                                                  169

    Equipment rental                                      124

    Other                                                 107
                                                       -------
    Total                                               1,364
                                                       =======


XVII UNREALIZED EXCHANGE DIFFERENCES Fully provided unrealized losses amount to EUR 273,000.

     Unrealized gains amount to EUR 216,000.

     The unrealized exchange loss has been fully provisioned.



XVIII SHAREHOLDERS' EQUITY

     7 Common stock
                                                        Number of shares      Amount in euro

     As of August 31, 2002                                 159,021,416          636,085,664

     o  Conversion of 9 of the 1996 warrants                       149                  596
                                                        ---------------       ---------------
     As of August 31, 2003                                 159,021,565          636,086,260
                                                        ===============       ===============

     At August 31, 2003, the common stock totaled EUR 636,086,260 and included 11,339,209 shares with double voting rights.


     8 Change in shareholders' equity

     (in thousands of euro)

     o  Shareholders' equity at close
        of previous fiscal year                             2,736,629

     o  Share capital increase                                      3

     o  Dividend payments                                     (97,003)

     o  Dividend paid on treasury shares                          572

     o  Net income for the year                                79,262
                                                            ---------
     Shareholders' equity at close of fiscal year           2,719,463
                                                            =========


XIX maturities of liabilities

     BORROWINGS AND OTHER LIABILITIES

                                  Gross Amounts    From 1 to 5 years    More than 5 years

        Bonds                       1,641,386          341,386               1,300,000

        Bank borrowings                 2,050            2,050

        Investment debt               120,000          120,000


        Other financial debt               14                0                       14
                                   ------------       ----------            -------------
        Sub-total of borrowings      1,763,450          463,436               1,300,014

        Accounts payable                 7,619            7,619

        Client advances                  1,619            1,619

        Other payables                  23,264           23,264

        Amounts owed to subsidiaries     8,599            8,599

        Fixed assets payable             1,961            1,961

        Income tax                          29               29

        Deferred income                     85               85

        Unrealized foreign exchange        216              216
        rate difference
                                    ------------       ----------
        Sub-total of other liabilities
        and adjustment accounts         35,773           35,773

        TOTAL                        1,806,842          506,828               1,300,014
                                    ===========        =========             ===========

There are no bills of exchange included in payables.

XX Bonds

     1996 Bonds

          On May 22, 1996, SODEXHO ALLIANCE issued 400,000 bonds with a nominal value of EUR 762.25 each, representing a total of EUR 304,898,000 (FRF 2 billion). Each bond carries one warrant, which after the share capital increases in December 1997 and April 1998, entitles the bearer to purchase 16.88 shares for EUR 411.61 (FRF 2,700).

          The bonds will be fully redeemable at par on June 7, 2004. The bonds carry interest at six percent per annum, which is payable in full on June 7 annually. There were 400,000 bonds and 374,773 warrants outstanding at August 31, 2003.


     March 1999 Bonds

          On March 16, 1999, SODEXHO ALLIANCE issued 300,000 fixed-rate bonds with a nominal value of EUR 1,000 each, representing a total of EUR 300 million.

          The bonds will be fully redeemable at par on March 16, 2009.The bonds carry interest at 4.625% per annum, which is payable in full on March 16 annually, and commenced on March 16, 2000.

          There were 300,000 bonds outstanding at August 31, 2003.


     March 2002 Bonds

          On March 25, 2002, SODEXHO ALLIANCE issued fixed rate bonds with nominal values of EUR 10,000 and EUR 100,000, representing a total of EUR 1 billion.

          The bonds carry interest at 5.875% per annum, which is payable in full on March 25 annually, commencing on March 25, 2003.

          The bonds will be fully redeemable at par on March 25, 2009.

XXI Market quotes


(in euro)                      August 31, 2003           August 31, 2002


Shares                                26.68                     29.90

6% bonds - June 1996                 786.58                    788.64

1996 warrants - June 1996             63.10                    145.80

4.625% bonds - March 1999          1,014.11                    974.19

5.875% bonds -  March 2002   (1)   107.00 %                  102.70 %

(1) amount expressed as a percentage of the nominal value of the shares (EUR 10,000 or EUR 100,000), excluding accrued coupons interest.


XXII ACCRUED EXPENSES

 Debt                                                     36,488

 Accounts payable                                          2,252

 Tax, payroll and social security payables                 8,174

 Other payables                                               46
                                                        ----------
 Total                                                    49,960
                                                        ==========


XXIII deferred income Deferred income of EUR 85,000 represents services to be rendered.

XXIV Capital leases

                           Construction          Other tangible          Total
                                                 fixed assets

    Original cost             9,942                 2,453               12,395

    Acquisitions                176                 1,207                1,383

    Disposals                     0                  (309)                (309)
                           ----------             ----------         ----------
    o  Total                 10,118                 3,351               13,469


DEPRECIATION

    Accumulated depreciation
    August 31, 2002          3,070                 2,013                5,083

    Disposals                    0                  (309)                (309)

    Charge for the
     fiscal year               917                   842                1,759
                            -------             ---------            ---------
    o  Total                 3,987                 2,546                6,533

LEASE PAYMENTS SETTLE TO DATE

    Accumulated  depreciation
     August 31, 2002         5,011                 2,224                7,235

    Disposals                    0                 (353)                 (353)

    Charge for the period    1,541                  908                 2,449
                            -------            ---------             ---------
    o  Total                 6,552                2,779                 9,331

OUTSTANDING LEASE PAYMENTS

    Less than one year       3,000                  461                 3,461

    More  than one  year
     and  less  than five
     years                   4,736                  367                 5,103

    More than five years         0                    0                     0
                           -------             ---------             ---------
    o  Total                 7,736                  828                 8,564


RESIDUAL VALUES

    Less than one year           0                    1                     1

    More  than one  year         0                    0                     0
     and  less  than
     five years
    More than five years         0                    0                     0


    o  Total                     0                    1                     1
                           -------             ---------             ---------
AMOUNT EXPENSED DURING
 THE YEAR                    1,537                  901                 2,438
                           =======             =========             =========

XXV Related company information

                                                Subsidiaries          Associated and         Non-associated
                                                                     non-consolidated          companies
                                                                        companies


ASSETS - Gross amounts

   Investments                                    3,967,920                 10,675                    0

   Loans related to investments                     347,858                      0                    0

   Other investments                                     76                      0                  139

   Down-payments from clients                             3                      0                    0

   Trade receivables and related accounts            17,654                    238                    0

   Other operating receivables                           70                      0                    0

   Amounts owed by subsidiaries                     132,423                    528                    0

   Investments                                            0                      0                    0


LIABILITIES

   Payments received on accounts                          0                      0                    0

   Accounts payable                                   2,873                      0                    0

   Other operating payables                               0                      0                    0

   Other non-operating payables                           0                      0                    0

   Amounts owed to subsidiaries                      18,439                      2                    0


INCOME STATEMENT
        Financial income                            118,867                  1,475                    0
        Financial expense                            49,799                  1,264                    0



Subsidiaries : fully consolidated subsidiaries.
Associated and non-consolidated companies : companies consolidated using the equity method and non-consolidated subsidiaries held at between 10% and 50%. Non-associated companies : other companies with a holding of less than 10 %.

XXVI financial commitments

     Commitments given by Sodexho Alliance


                                             August 31, 2003   August 31, 2002

Commitments relating to operating agreements     263,671            101,647

Commitments relating to indebtedness             963,359          1 198,885

Pension commitments                                  582                819

Other commitments                                    930              2,130


Almost all commitments relating to indebtedness are for financial guarantees granted to Sodexho Alliance subsidiaries.

Pledged shares

Sodexho Alliance pledged 207,056,801 of its ordinary shares in Sodexho Holdings Limited to the company Astilbe S.A.S. to secure loans granted by this subsidiary to Sodexho Holdings Limited and Sodexho Services Group limited. As of August 31, 2003, these ordinary shares have a net book value of EUR 276.9 million.


                                  August 31,  2003        August 31, 2002

Commitments received by
 Sodexho Alliance                     1,604,898               1,607,523



Sodexho, Inc. has guaranteed certain of Sodexho Alliance's financial borrowings.



Financial instrument commitments

No new financial commitments were contracted by Sodexho Alliance during the fiscal year. On-going commitments are:


                                                                                                                    Swap
                                                                     Interest     Interest        Swap              Market
Nature                    Effective    Maturity       Notional         rate        rate         exchange         value August
                            date        date          Amount           paid       received        rate             31, 2003



Interest rate swap     October 1999  August 2004   EUR 68,000,000   Libor 6 months  5.20 %         -                EUR 1,927,000

Cross-currency swap
on a loan for Sodexho,  March 2003   March 2007    $291,700,000       6.5775 %                 1.129(euro)/$        EUR 67,876,000
Inc. over 5 years.                               EUR 329,493,000                    6.325 %



Cross-currency swap on
a loan between two                               (pound) 60,000,000   6.925 %            -     1.554(euro)/(pound)  EUR  7,003,000
subsidiaries.(1)      October 1999   August 2004    EUR 93,240,000  (structured)   5.25 %

(1) A mirror swap was arranged based on the same conditions with Sodexho Holdings Limited.

XXVII    Principal deferred tax assets and liabilities

     Liabilities

     o  Deferred charges                                              2,604
     o  Share of expenses on parent company dividends receivable         16
        Assets
     o  Provision for bad debts                                          14
     o  Other provisions not currently deductible                     4,526

     The deferred tax asset arising from this deferred tax base is EUR 680,000.

XXVIII Pension commitments

     SODEXHO ALLIANCE has no commitments in relation to pensions, supplementary retirement payments and other related payments to its employees.

     Upon the retirement of an employee, the company pays the amounts agreed in the company agreement.

     Amounts payable on retirement have been calculated based on the amounts earned as of the end of the fiscal year, including consideration of assumed final salaries and assumptions with respect to discounting and the employees' term of employment with the company.

     These commitments, which have not been provided for in the statutory financial statements, are evaluated at EUR 582,000.

     This is lower than the amount disclosed as of August 31, 2002 and is a result of the transfer of Sodexho Alliance employees to the management companies during the fiscal year.

XXIX COMPENSATION of Directors

The amount allocated as attendance fees to directors during the fiscal year is EUR 118,000.

XXX French tax consolidation

     As holding company of a group of French companies, SODEXHO ALLIANCE elected to follow the French tax regime on August 30, 1988.

     The   subsidiaries   calculate   tax  payable  as  if  there  were  no  tax
     consolidation.

     Within the tax consolidation agreement between SODEXHO ALLIANCE and its subsidiaries, the tax savings arising from tax losses of the subsidiaries are refunded to the subsidiary if utilized before the end of the loss carry-forward period.

     The amount of losses at August 31, 2003 for fiscal 2003 was EUR 22,423,000, resulting in refundable tax of EUR 7,920,000.

     Losses imputed to and utilized by subsidiaries in fiscal 2003 amounted to EUR 2,958,000, corresponding to a tax credit of EUR 1,023,000.

     Losses which can no longer be utilized amounted to EUR 2,696,000.

     Outstanding   unutilized   losses  at  August  31,  2003  amounted  to  EUR
     65,134,000, corresponding to a tax credit of EUR 23,054,000.



XXXI Average number of employees during fiscal year

         Managers                            103

         Supervisors                          44

         Other staff                         117

         Apprentices                           3
                                           -------
         Total                               267
                                           =======


     The average number of employees during the fiscal year is based on the average number of employees present at the end of each quarter.

XXXII Consolidation

     SODEXHO ALLIANCE is consolidated in the accounts of BELLON SA, which has its headquarters at 5, place de la Joliette in Marseilles.

XXXIII TABLE OF SUBSIDIARIES AND ASSOCIATES

     The exchange rates used in the table of subsidiaries and associates are the following:

     Country               Currency            Unit        =     Average rate       Euro

     AFRICA          CFA franc (thousands)     1 CFA       =       1.5245          1.5245

     ALGERIA         Dinar (thousands)         1 DZD       =      11.7848         11.7874

     ARGENTINA       Peso                      1 ARS       =       0.2953          0.3099

     AUSTRALIA       Dollar                    1 AUD       =       0.5599          0.5878

     CHILE           Peso (thousands)          1 CLP       =       1.3000          1.3085

     CZECH REPUBLIC  Czech crown               1 CZK       =      31.8569         30.8261

     HUNGARY         Forint (thousands)        1 HUF       =       4.0451          3.8841

     JAPAN           Yen (thousands)           1 JPY       =       7.8120          7.8579

     KUWEIT          Dinar                     1 KWD       =       3.1219          3.0750

     MALAYSIA        Ringgit                   1 MYR       =       0.2463          0.2412

     MexiCO          Peso                      1 MXN       =       0.0895          0.0829

     NIGERIA         Naira (thousands)         1 NGN       =       7.4053          7.1608

     POLAND          Zloty                     1 PLN       =       0.2376          0.2294

     POLYNESIA       CFP franc                 1 XPF       =       0.00838         0.00838

     QATAR           Rial                      1 QAR       =       0.2570          0.2514

     SAUDI ARABIA    Rial                      1 SAR       =       0.2495          0.2440

     SINGAPORE       Dollar                    1 SGD       =       0.5330          0.5219

     SLOVENIA        Tolar (thousands)         1 SIT       =       4.3196          4.2534

     SOUTH AFRICA    Rand                      1 ZAR       =       0.1109          0.1249

     SWEDEN          Crown                     1 SEK       =       0.1091          0.1083

     TANZANIA        Shilling (thousands)      1 TZS       =       0.9251          0.8781

     UNITED KINGDOM  Pound                     1 GBP       =       1.4923          1.4438

     UNITED STATES
      OF AMERICA     Dollar                    1 USD       =       0.93565         0.9152

     EURO AREA       Euro                      1 EUR       =       1.0000          1.0000


(In thousands of euro)
                                                                                                                Profit
                                           Percent-                       Loans                  Revenues       from      Dividends
                               Other       age                            and        Amount       from most     most      received
                               share-      of                             advances   of           recent        recent    during
                      Common   holders'    shares      Book value of      given,     guarantees   fiscal        fiscal    fiscal
                      stock    equity*     held          investment       net        given        year*         year*     year

                                                                Net book
                                                      Cost      value

DETAILED INFORMATION

o French
  subsidiaries

ASTILBE            302,488     (3,182)    85.71 %   259,275    259,275      8,642                                9,751      9,161

UNIVERSAL
 SODEXHO SA         31,712     20,596     99.99 %    31,400     31,400                                          (1,092)

GARDNER MERCHANT
 GROUPE             34,330    (33,906)    99.99 %    12,348      8,449          3                    17            279

HOLDING ALTYS        8,016      5,989    100.00 %     8,016      8,016                                           4,095

HOLDING SOGERES      6,098      7,454    100.00 %   107,277    107,277      7,595                                 (246)

SODEXHO IS&T         6,500        (21)   100.00 %     6,500      6,500                                             413


SOCIETE FRANCAISE DE
 RESTAURATION       10,643     (2,125)    93.49 %    12,553     12,553                          463,786          11,871     5,286

SOCIETE FRANCAISE DE
 RESTAURATION ET
 SERVICES            1,899        825     86.20 %     9,649      9,649                          180,049            561

SOFINSOD            21,111     63,402     99.99 %    71,765     71,765                                          13,052     14,012

SODEXHO PASS
 INTERNATIONAL      87,780    (28,239)    88.24 %    77,458     77,458               13,690         223         27,075     16,557

o  French equity
   investees

SOGERES              1,932    135,412     39.98 %    72,570     72,570                  947     329,217          7,305      2,484


o  Foreign subsidiaries

SODEXHO HOLDINGS
 LIMITED           451,630    298,959     75.39 %   433,176    433,176                          (22,943)


CIE FINANCIERE AURORE
 INTERNATIONAL      58,007     86,586     99.99 %    68,918     68,918                                             449      6,200

SODEXHO SCANDINAVIAN
 HOLDING AB         57,421    (22,555)   100.00 %    86,089     86,089               63,108     346,643          4,168


SODEXHO ESPANA       3,467      1,387     98.86 %    26,804     26,804                           87,998           (474)

SODEXHO CATERING
 & SERVICES GMBH     1,022      3,523    100.00 %    37,507     37,507                2,560     109,931          2,983

UK DETENTION SERVICES   22      5,807    100.00 %     9,430      9,430               73,346      22,324           1,779     2,640

SODEXHO BELGIQUE     4,299      8,561     92.84 %    26,887     26,887                          171,580           3,935     3,195

SODEXHO VENUES
 AUSTRALIA PTY      16,404     (8,307)   100.00 %    20,088      6,034                            7,506          (1,562)

SODEXHO AUSTRALIA   28,077     (4,395)   100.00 %    36,378     31,349               11,169      49,466            (332)

SODEXHO, INC.            2  1,444,772    100.00 % 2,377,539  2,377,539    330,929   867,977   5,362,413         102,521    13,785

SODEXHO CHILE            9          8     99.61 %    10,911     10,911                3,544     107,965            262

SODEXHO MEXICO      10,192     (5,052)    99.99 %     8,673      5,533                           18,852            225

SODEXHO AWARDS          20     36,255    100.00 %    83,997     44,318                                          (1,125)
                   --------   --------  ---------- ---------- ---------- -------- ----------- ----------- -------------- ----------
TOTAL

o  Other French subsidiaries                                    11,404      8,169   128,927       1,989                    10,670

o  Other foreign
   subsidiaries and French
   Overseas Departments and
   Territories                                                  62,185     52,649       762      36,467                    11,068

o  Other French associates                                                                          382


o  Other foreign associates
   and French Overseas
   Departments and Territories                                   9,798      6,858       128     152,729                       103


                                                           ----------- ----------- --------- -----------                 ----------
TOTAL                                                        3,978,595  3,897,083   476,986   1,227,908                    95,161

     * Based on the Group's consolidated accounts.

--------------------------------------------------------------------------------
                           Statutory Auditor's Report
                           on the Financial Statements
--------------------------------------------------------------------------------


General report



Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Meeting we hereby report to you, for the year ended 31 August 2003 on:

- the audit of theaccompanying financial statements of Sodexho Alliance S.A.,in euro,

- the specific verifications and information required by law.
These financial statements have been approved by the Board. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as of 31 August 2003, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

In accordance with article L225-235 of the French Commercial Code resulting from the Financial Security Law (loi de securite financiere), it is the duty of the auditors to justify their assessments in the context of their opinion. In the absence of guidance from our professional body, we draw attention to the following matters:

- The assets of your company being primarily composed of financial investments, we ensured that the market values were at least equal to their carrying values appearing in the balance sheet. We consider that the criteria selected to determine market values, in accordance with the accounting policy set out in paragraph V-1 of the notes to the financial statements, are relevant.

- The accounting change described in paragraph V of the notes to the consolidated financial statements complies with the presentation recommended by the Conseil National de la Comptabilite (National Accounting Board).

2. Specific verifications and information

We have also performed the specific verifications required by law in accordance with the professional standards applicable in France. We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders and disclosures as to the acquisition of shares and controlling interests.

                  Paris and Paris La Defense, November 13, 2003

                               Statutory Auditors

PricewaterhouseCoopers                                KPMG Audit
                                                      Department of KPMG SA

Gerard Dantheny   Hubert Toth                         Patrick-Hubert Petit

This is a free translation of the original French text for information purposes only.

Special Report

Ladies and Gentlemen,

In our capacity as Statutory Auditor, we hereby report to shareholders on regulated agreements.

In accordance with Article L. 225-40 of the Commercial Code, we have been informed of the following agreements authorized by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of
Article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We have not been informed of any new agreement designated in Article L.225.38 of the Commercial CODE.

In application of the decree of March 23, 1967, we were also advised of the following agreements entered into in prior years, which remained in force during the year..

>> Contract for assistance and advisory services between Bellon S.A. and Sodexho Alliance. Directors concerned: Pierre Bellon, Remi Baudin, Bernard Bellon, Francois-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon. During 2002-2003, Bellon S.A. invoiced Sodexho Alliance EUR 2,428,000 excluding VAT.

>> An agreement between Sodexho Alliance and Patrice Douce, Director, concerning the management of seminars organized by Sodexho Management Institute. Payments by Sodexho Alliance to Patrice Douce under this agreement for 2002-2003 amounted to EUR 32,260.

In respect of the sale agreement of C.C.A. shares to Latonia SA, a subsidiary of Rolaco of which Mr. Paul Jeanbart is board member, approved in 2000-2001, Sodexho Alliance received EUR 28,600,000 related to a surplus of the price as agreed in the above-mentioned agreement.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.


                                November 13, 2003

                             The Statutory Auditors

PricewaterhouseCoopers                                 KPMG Audit




Gerard Dantheny   Hubert Toth                          Patrick-Hubert Petit

This is a free translation of the original French text for information purposes only.

       ADDITIONAL INFORMATION regarding the statutory financial statements


1 Company five year financial summary

(in euro)                                        2003 (1)           2002            2001           2000            1999

SHARE CAPITAL AT CLOSE OF FISCAL YEAR

   Common stock                                    636,086,260    636,085,664     630,238,616    537,400,464     535,931,152

   Number of ordinary shares outstanding           159,021,565    159,021,416     157,559,654     33,587,529      33,495,697

   Number of preferred shares outstanding               -                              -              -               -
    (without voting rights)

   Maximum number of potential additional
    common shares

   o  Through conversion of bonds                       -                              -              -               -


   o  Through exercise of warrants and
      options

      - Warrants                                     6,243,718      6,243,868       6,297,613      1,619,042       1,619,058

      - Options                                         93,248        107,563         162,221        202,512         222,928

ACTIVITY AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR

  Revenues                                          65,741,805     81,445,451      77,091,292     80,619,887      82,542,128

  Earnings before income tax, employee
   profit sharing and increase in
   amortization and provisions                      77,398,525     61,644,829     769,352,263     72,493,446     126,963,010

  Income tax                                        21,151,093   (34,846,665)    (19,090,835)      (288,736)     (1,163,064)

  Employee profit sharing                                -              -               -              -               -

  Earnings after income tax, employee
   profit sharing and increase in
   amortization and provisions                      79,261,607     58,760,428     855,076,573   (15,222,658)     114,772,060

  Distributed net income                            97,003,155     97,003,064      89,009,481     75,236,065      59,622,338

EARNINGS PER SHARE

  Earnings after income tax and employee                  0.62           0.61            5.00           2.17            3.83
   profit sharing but before increase in
   amortization and provisions

  Earnings after income tax and employee                  0.50           0.37            5.43         (0.45)            3.43
   profit sharing and increase in
   amortization and provisions

  Net dividend per share (in euro)                        0.61           0.61            0.56           2.24            1.78

EMPLOYEES

  Average number of employees during the                   267            333             300            340             536
   fiscal year

  Salaries paid in fiscal year                      11,939,190     15,786,029      16,444,883     16,523,680      22,300,872
   Amounts paid during the year for social           4,759,799      6,249,154       6,971,470      6,890,952       8,687,036
   charges

(1) Subject to shareholder approval at the Annual Meeting on February 3, 2004.

2  Distribution of earnings

                                                                 As of and for the year ended August

(in thousands of euro)                           2003 (1)         2002           2001           2000            1999

Net income                                        79,262         58,760         855,077       (15,223)         114,772

Unallocated earnings brought forward             701,934        739,555          13,194        103,531          54,120

Unallocated retained earnings brought                573      1,207 (2)         350 (2)        122 (2)               0
 forward

Increase in legal reserve                              0          (585)        (40,056)              0         (5,739)


Increase in long-term capital gains                    0              0               0              0               0
 reserve

Decrease in long-term capital gains                    0              0               0              0               0
 reserve

DISTRIBUTABLE EARNINGS                           781,769        798,937         828,565         88,430         163,153

Payment of net dividend                           97,003         97,003          89,010         75,236          59,622

Distribution tax                                       0              0               0              0               0

Reserves                                               0              0               0              0               0

Retained earnings                                684,766        701,934         739,555         13,194         103,531

NUMBER OF COMMON SHARES                      159,021,565    159,021,416     157,559,654     33,587,529      33,495,697

NUMBER OF SHARES WITH DIVIDEND RIGHTS        159,021,565    159,021,416     158,945,502(3)  33,587,529      33,495,697

EARNINGS PER SHARE (in euro)                        0.50           0.37            5.43              -            3.43

(1)Subject to shareholder approval at the Annual Meeting on February 3, 2004.

(2) Dividends received on Sodexho Alliance treasury shares during the fiscal year

(3) Includes 1,385,848 shares created after the balance sheet date for the Alliance International Employee Stock Option Plan and carrying dividend rights from September 1, 2000



3 Related Party Transactions

Two existing contracts were continued during fiscal 2003:

- Contract for assistance and advisory services between Bellon S.A. and Sodexho Alliance. Directors concerned: Pierre Bellon, Remi Baudin, Bernard
Bellon, Francois-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon. During fiscal 2003, Bellon S.A. invoiced Sodexho Alliance EUR 2,428,000 excluding VAT.


- An agreement was concluded between Sodexho Alliance and Patrice Douce, Director, concerning the management of seminars organized by Sodexho Management Institute. Payments by Sodexho Alliance to Patrice Douce under this agreement for fiscal 2003 amounted to EUR 32,260 excluding VAT.

In addition, pursuant to the agreement to sell C.C.A. shares to LATONIA SA, a subsidiary of ROLACO of which Mr. Paul JEANBART is a director, authorized during fiscal 2001, SODEXHO ALLIANCE received a purchase price complement of EUR 28.6 million during fiscal 2003.

        General information about SODEXHO ALLIANCE and its issued capital


--------------------------------------------------------------------------------
 1 General information about SODEXHO ALLIANCE
--------------------------------------------------------------------------------


1.1 Legal name, headquarters

Legal name: Sodexho Alliance SA
Registered office: 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France

1.2 Legal form

Sodexho Alliance is a societe anonyme (joint-stock corporation), governed by articles L.210-1 to L.247-9 of the French Commercial Code and by Decree 67-236 of March 23, 1967.

1.3 Nationality

French

1.4 Duration (article 5 of the bylaws)

"The Company's duration is 99 years from December 31, 1974, subject to extension or earlier winding up."
Term: December 30, 2073.

1.5 Purpose (article 2 of the bylaws)

"The purpose of the Company shall be, in France, in the overseas territories and abroad, directly or indirectly, either on behalf of others, or on its own or through partnerships with others,

- the study and carrying out of all services to be performed in connection with contract catering,

- running all restaurants, bars, hotels and in general all business related to catering, hostelry, tourism, leisure and services, their property and financing,

- providing all or part of the relevant services connected with cleaning and management of sites, or office, commercial, industry, leisure, health and education buildings, and services connected with cleaning and management of all or part of facilities included in the buildings hereof,

- providing installation, maintenance, repair and replacement services related to any type of facilities,

- the economic, financial and technical study of all projects and services connected with the performance, organization and operation of the above defined businesses and specifically, all transactions involving building and all opinions and assistance connected hereof, - the creation of all new companies and the holding in any manner in any company, whatever purpose they have, - and in general all civil, commercial, industrial, financial and property transactions (movable and immovable) directly or indirectly related to the aforementioned purposes."

1.6 Registration

Sodexho Alliance is registered in Versailles under no. 301 940 219.

1.7 Business identifier code (APE): 741 J

1.8 Consultation of legal documents

The bylaws, minutes of Annual Meetings, Auditors' Reports and other legal documents concerning the Company are available for consultation (preferably by appointment) at the Company's registered office, located at 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France.

1.9 Fiscal year (article 17 of the bylaws)


"The fiscal year starts on September 1 of each year and ends on August 31 of the following year."

Distribution of the profits (except from article 18 of the bylaws)


"(...) 2 "Out of the net profits, reduced by prior losses if there are any, there must first be set aside at least 5% to form the reserve fund stipulated by law; this appropriation ceases to be obligatory when the reserve fund has reached a sum equal to one tenth of the registered capital. It is resumed if, for any reason whatever, the reserve has dropped below one tenth of the registered capital

3 The distributable profit is constituted by the net profit of the fiscal year, reduced by previous losses, and by the amount set aside for the legal reserve if required, and increased by the credit balances carried forward to the next account.

Out of the distributable profit, the following amounts are successively appropriated:

     a) any sum which the Annual Shareholders' Meeting - on proposal of the Board of Directors - will decide to carry forward to the following fiscal year or to assign to the creation of any extraordinary or special reserve funds, any provident or other funds with a special assignment or not.

     b) the surplus is distributed among the shareholders (...)".

1.10 Shareholders' Meetings (excerpt from article 16 of the bylaws)

     1. "Shareholders' Meetings are convened and discuss business under the conditions provided for by law. They take place at the head office or at any other place specified in the call to meeting.

     Shareholders who participate in a Shareholders' Meeting through videoconferencing or other telecommunications technology enabling their identification, as defined and described in prevailing legislation, are considered as present for the calculation of the Meeting's quorum and voting majority requirements.

     2. All shareholders of record, or who supply evidence of the deposit of their bearer shares two days before the Meeting (or on or by such record date nearer the meeting as the Board may fix) are entitled to attend Shareholders' Meetings in person or by proxy and to vote thereat, however many shares they hold, provided that all payments called up on their shares have been timely made.

     The right to attend or to be represented by proxy at the shareholders annual general meeting is subordinated to :

     - the registration of the shareholder when they are owners of registered shares,
     - the justification of the locking up of their shares when they are holders of bearer shares.

     These formalities have to be carried out two days before the shareholders annual general meeting. However, the Board of Directors has the ability to reduce this delay. The Board of Directors may issue personal, non-transferable admission cards to the shareholders:

     During a Shareholders' Meeting, the personal attendance of the shareholder cancels all proxies or previous votes exercised by mail.

     Any vote made by mail shall be deemed as valid if received by the Company at least three days prior to the date of the Meeting. In case of conflict between these two ways of voting, the proxy shall prevail, subject to the votes made by mail.

     3. Shareholders' Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman if any or else by the senior director present at the Meeting.

     4. If no senior director is present, the Meeting itself elects a Chairman."

1.11 Double voting rights (excerpt from article 16 of the bylaws)


"A right to a double vote, in addition to that conferred to the other shares, with regard to the proportion of the issued capital they represent, is conferred:

- upon all fully discharged shares for which a registered inscription will have been valid for a period of four years at least in the name of the shareholder himself,

- upon registered shares conferred freely upon a shareholder, in the case of a share issue paid up by capitalizing reserves, at the rate of former shares for which the shareholder profits from this right."

1.12 Disclosure thresholds (excerpt from article 9 of the bylaws)


- If a shareholder owns directly or indirectly a number of shares representing 2.5% of the capital or any multiple thereof, he must inform the Company by registered mail within fifteen days or the shares exceeding the portion that should have been declared may be deprived of the voting right. Shareholders must also inform the Company if they cross one of the above-mentioned thresholds as a result of reducing their holdings.

--------------------------------------------------------------------------------
2 General information concerning the issued capital
--------------------------------------------------------------------------------


2.1 There are no bylaws concerning changes in the issued capital and voting rights



2.2 Five-year summary of shares and share equivalents


                                               2003               2002               2001               2000            1999

CAPITAL AT AUGUST 31
Issued capital                                  EUR              EUR                 EUR                EUR               EUR
                                            636,086,260      636,085,664          30,238,616        537,400,464      535,931,152
Common shares outstanding
                                            159,021,565      159,021,416         157,559,654         33,587,529       33,495,697
Non-voting preferred shares outstanding

Potential additional shares to be                     0                0                   0                  0                0
created through:                                      0                0                   0                  0                0
- conversion of bonds
- exercise of warrants and stock
options :
     exercise of warrants                       374,773          374,782             378,008           396,824           396,828
     stock options                               93,248          107,563             162,221           202,512           222,928

Five-year summary of changes in issued capital

Date            Type of transaction      Shares       Aggregate par    Additional paid-in    Shares        New issued
                                         created      value of new     capital (FRF until    outstanding   capital (FRF until
                                                      shares (FRF      Aug. 31, 1999)        after new     Aug. 31, 1999)
                                                      until Aug. 31,                         issue
                                                      1999)


Aug. 31, 1998   Exercise of warrants      28,022      FRF 2,802,200    FRF 3,358,287.65      33,465,942    FRF 3,346,594,200
                (1,546) and stock
                options (26,476)


Feb. 23, 1999   Exercise of warrants         143             14,300           80,319.25      33,466,085    FRF 3,346,608,500
                (143)

June 10, 1999   Exercise of warrants
                (9) and stock options
                (224)
                Cash increase in issued
                capital before its
                conversion into euro
                (FRF 165,762,689.01)         233             23,300           28,508.59      33,466,318      EUR 535,461,088

Aug. 31, 1999   Exercise of warrants
                (38) and stock options
                (29,224)                  29,379        EUR 470,084      EUR 451,836.64      33,495,697      EUR 535,931,152


                Exercise of warrants
Dec. 9, 1999    (4) and stock options
                (71,468)                  71,484      EUR 1,143,744    EUR 1,178,109.76      33,567,181      EUR 537,074,896

Aug. 31, 2000   Exercise of stock
                options (20,348)          20,348        EUR 325,568    EUR 1,068,228.90      33,587,529      EUR 537,400,464

Oct. 13, 2000   Exercise of stock          1,552         EUR 24,832       EUR 58,950.13      33,589,081      EUR 537,425,296
                options (1,552)


Dec. 6, 2000    Exercise of stock
                options (18,020)          18,020        EUR 288,320      EUR 591,737.50      33,607,101      EUR 537,713,616


March 7, 2001   Exercise of warrants
                (22) and stock options
                (72,624) Four for one
                stock split          101,112,159      EUR 1,163,724    EUR 2,091,163.19     134,719,260      EUR 538,877,040

May 14, 2001    Exercise of warrants
                (16,062) and stock
                options (6,256)
                ESOP (4,728)             273,116      EUR 1,092,464       EUR 5,844,314     134,992,376      EUR 539,969,504


July 4, 2001    Issue of new shares   22,498,729     EUR 89,994,916     EUR 922,447,889     157,491,105      EUR 629,964,420

Aug. 31, 2001   Exercise of warrants
                (2,732) and stock
                options (23,034)          68,549        EUR 274,196    EUR 1,349,699.44     157,559,654      EUR 630,238,616

Oct. 18, 2001   International ESOP     1,385,848      EUR 5,543,392   EUR 51,985,486.89     158,945,502      EUR 635,782,008

Jan. 11, 2002   Exercise of warrants
                (150) and stock options
                (12,353)                  14,852         EUR 59,408      EUR 314,564.28     158,960,354      EUR 635,841,416

Aug. 31, 2002   Exercise of warrants
                (3,076) and stock
                options (9 816)           61,062        EUR 244,248    EUR 1,287,974.68     159,021,416      EUR 636,085,664

Aug. 31, 2003   Exercise of warrants         149            EUR 596        EUR 3,082.05     159,021,565      EUR 636,086,260
                (9)

2.3 Share equivalents

     - Bonds with warrants

          The Extraordinary Meeting of February 13, 1996 authorized the Board to issue bonds with equity warrants without pre-emptive subscription rights, whose aggregate par value is not to exceed EUR 304,898,000. On May 21, 1996, the Board acted on this authorization and approved the issue of EUR 304,898,000 worth of bonds with warrants attached. Each of the 400,000 bonds had a par value of EUR 762 and carried a warrant giving the right to subscribe one share of Sodexho common stock at a price of EUR 412 until June 7, 2004.

          Following the capital increase in December 1997, each warrant gave the right to subscribe 1.02 shares at a price of EUR 412.

          The parity was further adjusted following the April 1998 bonus share issue, to 4.08 shares per warrant. The price was unchanged at EUR 412.

          Lastly, following the four-for-one stock split on March 7, 2001, each warrant now gives the right to subscribe 16.66 shares at a price of EUR 412.

       Number of warrants issued:                          400,000

       Warrants outstanding as of August 31, 2003 :        374,773

       Warrants outstanding as of November 15, 2003 :      374,773

     - Employee stock subscription options

          The Extraordinary Meeting of February 13, 1996 authorized the Board of Directors to grant stock subscription options. A total of 93,248 options were outstanding as of August 31, 2003, representing an aggregate amount of EUR 2,954,879. This authorization was renewed by shareholders at the Extraordinary Meeting of February 4, 2003.

     - Employee stock purchase options

          The Annual Meeting of February 26, 2001 authorized the Board of Directors to purchase Sodexho Alliance shares on the open market to grant to employees under the Company's stock purchase option plans. This authorization was renewed by shareholders at the Annual Meeting of February 4, 2003.

     A total of 5,085,838 options were outstanding as of August 31, 2003, representing an aggregate amount of EUR 169,342,272.

     No other share equivalents are outstanding.

2.4 Un-issued authorized capital

The Extraordinary Meeting of February 4, 2003 authorized the Board of Directors to increase the share capital, on one or several occasions through the issuance of shares and share equivalents, to be paid in cash or by capitalizing the paid-in surplus, retained earnings or otherwise. The aforementioned transactions may be effected with or without preemptive rights and, in the second case, with a priority right. All transactions must comply with the following limitations :


Type of capital increase                               Maximum aggregate par      Authorization      Expiration
                                                       value authorized for       date               date
                                                       issued capital

Authorization with preemptive rights
- Issuance of shares, in cash, or through
  warrants or securities                               EUR 175 million (1)        February 4, 2003    April 4, 2005

- Issuance of debt securities                          EUR 1.2 billion (1)        February 4, 2003    April 4, 2005


Authorization without preemptive rights

- Issuance of shares, in cash, through
  warrants or securities                               EUR 175 million (1)        February 4, 2003    April 4, 2005

- Issuance of debt securities
  Authorizations to issue employee
  shares                                               EUR 1.2 billion  (1)       February 4, 2003    April 4, 2005

-  Options to subscribe or purchase shares                    (2)                 February 4, 2003    April 4, 2006

-  In accordance with art. L 225-138
   c.com and L  443-5 c.trav                                  (3)                 February 4, 2003    April 4, 2005

-  In connection with the Employee
   Stock Purchase Plan                                 EUR 40 million             February 4, 2003    February 4, 2008


(1) These amounts may not be accumulated
(2) The maximum number of exercisable options may not exceed the limit of share subscriptions or purchases specified in article 174-17 of the March 23, 1967 decree
(3) Capital increases, in favor of employees, may not exceed 1% of the actual increase mentioned above

2.5 Shareholder structure

Issued capital
At August 31, 2003, Sodexho Alliance had issued capital of EUR 636,086,260, divided into 159,021,565 shares of common stock with a par value of EUR 4 each, all in the same class and fully paid.

Holders of fully paid shares may elect to hold them in registered or bearer form identifiable under laws and regulations prevailing in France, and in particular under article L.228-2 of the French Commercial Code.

The most recent Euroclear survey found 42,440 holders of bearer shares and 1,114 holders of registered shares.


2.6 Shareholder structure at August 31, 2003

Known shareholders

Shareholder                                   Number of shares       % shares      % voting rights


Bellon SA                                         61,437,269          38.63                39.23
Employees                                          2,653,648           1.67                 2.31
Societe Generale (Geneval and Sivalparts)          2,434,978           1.53                 1.90
Caisse des Depots et Consignations                 8,317,051           5.23                 6.65
Public                                            81,650,557          51.35                49.91
Sodexho Alliance                                   2,528,062           1.59                    0
                                                ------------      ---------              --------
Total                                            159,021,565         100.00               100.00

There is no shareholders' pact.


2.7 Changes in shareholder structure

                                 Aug. 31, 2003          Aug. 31, 2002         Aug. 31, 2001          Aug. 31, 2000
Shareholder                   % shares   % voting     % shares   % voting   % shares     % voting   % shares    % voting
                                          rights                  rights                  rights                 rights

Bellon SA                       38.63      39.23       38.69       39.77      39.85       38.13       40.81       39.40
Employees                        1.67       2.31        1.63        2.30       0.84        1.60        1.18        2.24
Societe Generale                 1.53       1.90        1.89        1.79       2.60        4.20        2.92        2.81
(Geneval and Sivalparts)
Caisse des Depots et             5.23       6.65        4.68        6.21       3.21        4.89        3.47        5.05
Consignations
Public                          51.35      49.91       51.41       49.93      53.09       51.18       51.42       50.50
Sodexho Alliance                 1.59          0        1.70           0       0.41           0        0.20           0

2.8 Disclosure thresholds

If a shareholder owns directly or indirectly a number of shares representing 2.5% of the capital or any multiple thereof, he or she must inform the Company by registered mail within fifteen days or the shares exceeding the portion that should have been declared may be deprived of the voting right. Shareholders must also inform the Company if they cross one of the above-mentioned thresholds as a result of reducing their holdings.

The only shareholder other than Bellon SA which has declared that it holds more than 2.5% of the capital is Caisse des Depots et Consignations, with a 5.23% interest.

2.9 Information about shareholders

Pursuant to the law, the Company is entitled to obtain information about the holders of shares and share equivalents conferring on their holders the immediate or ultimate right to vote at Shareholders' Meetings.

2.10 Employee stock ownership

- Share issues in connection with the Group Employee Stock Ownership Plan.

    The Extraordinary Meeting of February 4, 2003 renewed the authorizations given to the Board at the February 23, 1993, February 13, 1996 and February 21, 2000 Extraordinary Shareholders' Meetings to issue new Sodexho Alliance SA shares to Group employees in France through the employee stock ownership plan.

The Board of Directors has acted on this authorization as follows:

- On October 8, 1993, a total of 88,000 new shares were subscribed at a price of EUR 120.

- On October 7, 1994, a total of 25,000 new shares were subscribed at a price of EUR 112.

- On October 23, 1995, a total of 48,697 new shares were subscribed at a price of EUR 148.

- On June 14, 1996, the Board approved the creation of a new employee stock ownership plan through the purchase of Sodexho SA shares on the Paris Bourse. Payments into the plan allowed for the acquisition of 16,856 shares.

- On October 23, 1997, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments into the plan allowed for the acquisition of 16,420 shares,

- On October 22, 1998, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments were made into the plan in December 1998.

- On October 21, 1999, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments were made into the plan in December 1999.

- On December 6, 2000, the Board approved the creation of a new employee stock ownership plan through the subscription of Sodexho Alliance shares. Payments into the plan allowed for the issue of 4,728 shares.

Acting on the authorization granted by shareholders at the Extraordinary Meeting of December 18, 2000, the Board offered an International Employee Stock Ownership Plan (ESOP) to 150,000 employees in 22 countries. On October 18, 2001, the Board of Directors placed on record the resulting purchase by 18,726 employees of 1,385,848 shares, each with a par value of EUR 4. The subscription price was EUR 44.10 per share in the United States and EUR 41.51 per share in all other countries. The International ESOP is described on page 78 of the Financial Review in the fiscal 2001 Annual Report.





--------------------------------------------------------------------------------
3 Stock market data
--------------------------------------------------------------------------------


3.1 The SODEXHO ALLIANCE share

     The Sodexho Alliance share is listed on the Euronext Paris First Market, where it is traded in lots of one under Euroclear code FR 0000121220.


       18-month trading data

    Date                                rice (in euro)    Avg. daily
                                                          trading volume
                   High        Low      Average (1)      (in thousands of euro)
    2002
    May            43.90       36.63        39.76         31,626
    June           38.40       32.84        35.89         25,127
    July           38.24       25.10        30.86         24,924
    August         31.15       26.05        28.04         17,699
    September      30.83       18.25        25.19         19,820
    October        25.00       18.11        21.15         18,886
    November       26.90       20.75        24.17         16,901
    December       26 .85      21.50        23.55         13,334
    2003
    January        26.35       21.80        24.17         16,457
    February       24.30       20.20        22.82         12,980
    March          22.49       17.95        20.16         13,838
    April          22.00       18.25        20.01         20,774
    May            22.56       19.48        20.52         20,985
    June           24.49       20.88        23.25         19,148
    July           25.70       23.06        24.35         17,171
    August         27.36       24.46        25.62         15,186
    September      28.15       23.00        25.30         18,949
    October        24.50       21.68        22.90         17,972

        (1) Average monthly closing prices.

3.2 Equity warrants


     The equity warrant attached to the bonds issued on May 22, 1996 is listed on the Euronext Paris Official Market, where it is traded under Euroclear code FR 0000273559. Following the December 1997 share issue, the April 1998 bonus share issue and the four-for-one stock split on March 7, 2001, each warrant now gives the right to subscribe 16.66 shares at a price of EUR 412 until June 7, 2004.


     18-month trading data

    Date                                                   Average daily
                                                           trading volume
                                      Price (in euro)    (in thousands of euro)
                 High       Low       Average (1)

    2002

    May           359        247          291.45                 57

    June          260        185          220.42                 40

    July          245        106          154.97                503

    August        149        108          124.63                 29

    September     146         38           95.28                 76

    October        71         33           45.54                 26

    November       88         50           71.83                 39

    December       91         50           69.31                 19

    2003

    January        84         55           69.38                 30

    February       69         48           60.37                 13

    March          51         35           42.23                  7

    April          53         33           42.08                  8

    May            45         32           36.43                 16

    June           54         35           47.44                 24

    July           63         45           53.27                 20

    August         69         52           57.26                 12

    September      75         41           56.59                 22

    October        47         26           34.04                 21

    (1) Average monthly closing prices.

--------------------------------------------------------------------------------
                    Resolutions to be Presented at the Annual
                    Shareholders' Meeting of February 3, 2004
--------------------------------------------------------------------------------


1 Annual Meeting

     - First Resolution

          (Approval of the financial statements - Discharge to directors)

          The Shareholders' Meeting, having heard the reports of the Board of Directors and the Auditors, approves the statutory financial statements of Sodexho Alliance for the year ended August 31, 2003, as presented by the Board of Directors, which show net income for the year of EUR 79,261,606.86. The meeting also approves the consolidated financial statements for the year, showing consolidated net income of EUR 162 million.

          The  Shareholders'   Meeting  acknowledges  that  the  Directors  have
          discharged their duties for the year ended August 31, 2003.


     - Second resolution

          (Income appropriation)

          In accordance with the proposal made by the Board of Directors, the Shareholders' Meeting resolves:

          To appropriate net income for the year ended August 31, 2003

     in the amount of:                                     EUR 79,261,606.86

     plus retained earnings brought
      forward from the prior year of:                     EUR 702,506,930.37

     Representing total income available
      for distribution of:                                EUR 781,768,537.23

     As follows:

       - Legal reserve to raise this
         reserve to 10% of the new capital                         EUR 59.60

       - Net dividend                                      EUR 97,003,154.65

     (Dividends on the 159,021,565 shares in issue, representing EUR 0.61 per share, giving rise to a tax credit of EUR 0.305)

     Retained earnings                                    EUR 684,765,322.98

     Total:                                               EUR 781,768,537.23

The dividend will be paid as from March 4, 2004.

       Dividends paid by the Company the last three years were as follows:

                                             2001-2002         2000-2001        1999-2000

Number of qualifying shares                159,021,416       158,945,502       33,587,529
Dividend before tax credit                        0.61              0.56             2.24
Tax credit                                       0.305              0.28             1.12
Dividend including tax credit                    0.915              0.84             3.36




     - Third Resolution

          (Approval of agreements involving directors)

          Having heard the Auditors' special report on agreements governed by Article L.225-38 of the Commercial Code, the Shareholders' Meeting approves this report and the agreements referred to therein.

     - Fourth Resolution

          (Authorization to trade in the Company's shares)

          Having heard the report of the Board of Directors and reviewed the information contained in the prospectus approved by the Commission des Operations de Bourse, the Shareholders' Meeting authorizes the Board of Directors and any duly authorized representative of the Board to trade in the Company's shares on the stock market in accordance with the provisions of articles L.225-209 et seq. of the Commercial Code.

          This authorization, which is given for a period of eighteen months, is designed to allow the Company to:

          - Stabilize the Sodexho share price by buying or selling shares on the open market, trading against the underlying trend.

          - Optimize the financial management of the Company and the management of its assets and liabilities.

          - Make stock awards to employees, in connection with profit-sharing programs, stock option plans, Employee Stock Ownership Plans or any other program or plan provided for by law.

          - Grant shares to senior managers, as compensation, based on their performance.

          - Remit shares in payment or exchange for shares or assets of another company, in connection with an acquisition or otherwise.

          - Cancel the shares.

          - Hold the shares in treasury stock, or exchange, sell, contribute or transfer them.

          The shares may be purchased, sold, exchanged or transferred by any appropriate method, on the stock market or over-the-counter or by means of derivatives. The total number of shares covered by the authorization may be purchased or transferred in a single block purchase or transfer.

          The shares may be purchased, sold, exchanged or transferred at any time, subject to compliance with regulatory limits.

          The maximum number of shares that may be acquired under this authorization is restricted to 10% of the Company's issued and outstanding share capital, currently 15,902,156 shares. The aggregate price paid to acquire the shares may not exceed EUR 636 million.

          The Shareholders' Meeting resolves that shares purchased or sold in order to stabilize the market price of Sodexho shares may not be acquired at a price in excess of EUR 40 per share. This maximum price will be adjusted in the case of any transactions that have a dilutive effect on the Company's capital.

          Full powers are given to the Board of Directors and any duly authorized representative of the Board to act on this authorization and to:

          - Place any and all buy or sell orders and enter into agreements for the keeping of records of share purchases and sales as well as any and all other appropriate agreements.

          - Carry out any and all filing and other formalities and generally do whatever is necessary.

          This authorization cancels and replaces all earlier authorizations to the same effect, including that given in the fourth resolution of the Annual Shareholders' Meeting of February 4, 2003.

     - Fifth Resolution

          (Re-election as director of Pierre Bellon)

          The Shareholders' Meeting re-elects Pierre Bellon, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Sixth Resolution

          (Re-election as director of Remi Baudin)

          The Shareholders' Meeting re-elects Remi Baudin, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Seventh Resolution

          (Re-election as director of Astrid Bellon)

          The Shareholders' Meeting re-elects Astrid Bellon, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Eighth Resolution

          (Re-election as director of Francois-Xavier Bellon)

          The Shareholders' Meeting re-elects Francois-Xavier Bellon, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Ninth Resolution

          (Re-election as director of Sophie Clamens)

          The Shareholders' Meeting re-elects Sophie Clamens, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Tenth Resolution

          (Re-election as director of Nathalie Szabo)

          The Shareholders' Meeting re-elects Nathalie Szabo, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Eleventh Resolution

          (Directors' fees)

          The Shareholders' Meeting resolves to award total annual fees of EUR 300,000 to the directors for the year ending August 31, 2004.

    - Twelfth Resolution

          (Authorization to issue EUR 1.2 billion in debt securities)

          At the Board of Directors' motion, the Shareholders' Meeting authorizes the Board to issue bonds in an aggregate nominal amount not to exceed EUR 1.2 billion or the equivalent in foreign currencies or monetary units, as determined based on the exchange rate ruling on the date of issue.

          The Shareholders' Meeting gives full powers to the Board of Directors to:

          - Carry out one or several bond issues within a period of five years from the date of this meeting. The timing and amounts of said issues will be decided at the Board's discretion, subject to compliance with the aggregate ceiling specified above.

          - Select the payment currency, the life, interest rate and other terms and conditions of the bonds, including the issue and redemption prices, the repayment terms, the circumstances in which the bonds may be bought back on the open market or redeemed in advance and any conversion rights to be attached to the bonds allowing holders to acquire new debt securities not carrying any future rights to acquire shares.

          - Enter into any and all underwriting and placement agreements with any and all banks or other institutions, take any and all necessary measures to permit the placement of the bonds and generally do whatever is necessary.

          This authorization cancels and replaces the authorization to the same effect given by the Annual Shareholders' Meeting of February 4, 2003.


Extraordinary Meeting

     - Thirteenth Resolution

          (Blanket authorization to issue shares and share equivalents with pre-emptive subscription rights, to be paid up in cash or by capitalizing premiums, retained earnings or otherwise)

          The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, pursuant to article L.225-129-III subparagraph 3 of the Commercial Code and the other relevant provisions of company law:

          1. To grant the Board of Directors the necessary powers to increase the share capital, on one or several occasions, in amounts and on dates to be determined at the Board's discretion:

               a) By issuing common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euro or foreign currencies.

               b) And/or by issuing bonus shares or raising the par value of existing shares, to be paid up by capitalizing the paid-in surplus or retained earnings or otherwise, pursuant to the provisions of the law and the Company's bylaws.

          2. To grant said authorization for a period of 26 months from the date of this Meeting.

          3. To limit the aggregate value of the issues that may be carried out pursuant to this authorization as follows:

               - In the case of capital increases carried out pursuant to the authorization given in paragraph 1 a) above:

                    a) The aggregate par value of the common shares that may be issued either directly or upon conversion, redemption, exercise or exchange of debt securities and other share equivalents may not exceed EUR 63 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities. The aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law as well as any shares issued pursuant to the fourteenth resolution of this Meeting shall be included within this ceiling.

                    b) The aggregate face value of debt securities representing share equivalents that may be issued pursuant to this authorization may not exceed EUR 570 million or the equivalent in foreign currency. The aggregate face value of any debt securities issued pursuant to the fourteenth resolution of this Meeting shall be included within this ceiling.

               - In the case of capital increases paid up by capitalizing the paid-in surplus, retained earnings or otherwise, the aggregate par value of the common shares that may be issued pursuant to this authorization may not exceed the aggregate amount of the qualifying paid-in surplus, retained earnings and other sums. Said issues shall not be included in the ceiling specified in paragraph 3 a) above.

          4. That,  for any issues  decided by the Board pursuant to paragraph 1
          a) of this resolution:

               - Shareholders shall have a pre-emptive right to subscribe such issues, pro rata to their existing shareholdings.

               - The Board of Directors may offer  shareholders  a pre-emptive
               right  to  subscribe  any   securities  not  taken  up  by  other
               shareholders as provided for above.

               - If any shares or share equivalents are not taken up by shareholders exercising their pre-emptive rights as provided for in the above two subparagraphs, the Board of Directors may take any or all of the following measures, in any order, subject to compliance with the law:

                    -  Limit  the   capital   increase  to  the  amount  of  the
                    subscriptions   received,   provided  that  at  least  three
                    quarters of the issue has been taken up.

                    - Freely allot all or some of the unsubscribed shares or share equivalents.

                    - Offer all or some of the issued,  unsubscribed  shares for
                    subscription   by  the   public,   on  the   French   and/or
                    international market.

               - By virtue of this authorization, in the case of issue of share equivalents, the shareholders automatically waive their pre-emptive right to subscribe the shares to be created upon conversion, redemption, exercise or exchange of said share equivalents in favor of the holders thereof.

               - The proceeds per share to be received by the Company in connection with any and all issues of shares and share equivalents carried out pursuant to this authorization shall be at least equal to 80% of the average of the opening prices of the Company's stock quoted on the Euronext Paris market on 10 consecutive trading days selected from among the 20 trading days immediately preceding the issue date of the shares or share equivalents, as adjusted for any difference in cum dividend dates.

          5. That the Board of Directors shall be fully empowered to act on this authorization subject to compliance with the law and to delegate such powers to the Chairman pursuant to the law. In particular, the Board of Directors shall be empowered to:

               - Determine the terms and conditions of issue of common shares or share equivalents.

               - Determine the dates and methods of issue and the nature and form of the securities, including, at the Board's discretion, subordinated and unsubordinated fixed term and perpetual bonds or notes.

               - Fix the terms at which the Company may be authorized to purchase shares or share equivalents on the stock market, for cash or in exchange for other securities, and authorize such purchases at any time or during fixed periods.

               - Authorize the Company to suspend the exercise of the rights attached to the share equivalents, if necessary, for a period not to exceed three months.

               - Charge the share issuance costs against the related paid-in surplus, together with any amounts required to raise the legal reserve to an amount corresponding to 10% of the new capital following each share issue, without seeking the prior authorization of the shareholders.

               - Pursuant to the exception allowed under article L.225-149 of the Commercial Code, decide that in the case of a share issue paid up by capitalizing the paid-in surplus or retained earnings, rights to fractions of shares will not be transferable. In this case, the corresponding shares will be sold and the proceeds from the sale will be allocated to the holders of these rights within 30 days of the date on which the whole number of shares allotted to them is recorded in their share account.

               - Enter into any and all agreements, take any and all measures and carry out any and all formalities in connection with the issue and servicing of the shares and share equivalents issued pursuant to this authorization and the exercise of the rights attached thereto.

          6. By virtue of this authorization, shares and share equivalents with pre-emptive subscription rights, are to be paid in cash or by capitalizing premiums, retained earnings or otherwise, without effecting the validity of any issues carried out pursuant to said previous authorizations prior to the date of the Meeting.

     - Fourteenth Resolution

          (Blanket authorization to issue shares and share equivalents without pre-emptive subscription rights)

          The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, pursuant to articles L.225-129-III subparagraph 3, L.225-148, L.225-150 and L.228-93 of the Commercial Code and the other relevant provisions of company law:

               1. To grant the Board of Directors the necessary powers to increase the share capital, on one or several occasions, in amounts and on dates to be determined at the Board's discretion, by issuing, on the French or international stock market, common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euro or foreign currencies. This authorization shall also cover the issue of shares or share equivalents in payment for securities acquired in connection with a public tender offer that fulfill the conditions laid down in article L.225-148 of the Commercial Code.

               2. To grant said authorization for a period of 26 months from the date of this Meeting.

               3. To limit the aggregate value of the issues that may be carried out pursuant to this authorization as follows:

                    a) The aggregate par value of the common shares that may be issued either directly or upon conversion, redemption, exercise or exchange of debt securities and other share equivalents may not exceed EUR 63 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities.

                    b) The aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law as well as any shares issued pursuant to the thirteenth resolution of this Meeting shall be included within this ceiling.

                    c) The aggregate face value of debt securities representing share equivalents that may be issued pursuant to this authorization may not exceed EUR 570 million or the equivalent in foreign currency. The aggregate face value of any debt securities issued pursuant to the thirteenth resolution of this Meeting shall be included within this ceiling.

               4. To waive the shareholders' pre-emptive right to subscribe any securities issued pursuant to this authorization by the Company or any subsidiary thereof that is more than 50%-owned, directly or indirectly. However, the Board will be required to grant shareholders a non-transferable priority right to subscribe all or part of such issues, pro rata to the number of shares held, on terms and for a period to be decided by the Board. At the Board's discretion, this priority right may be extended to include shares or share equivalents not taken up by other shareholders. Any securities not subscribed by shareholders during the priority subscription period will be placed among the public.

               5. That, by virtue of this authorization, in the case of issue of share equivalents, the shareholders automatically waive their pre-emptive right to subscribe the shares to be created upon conversion, redemption, exercise or exchange of said share equivalents in favor of the holders thereof.

               6. That the proceeds per share to be received by the Company in connection with any and all issues of shares and share equivalents carried out pursuant to this authorization shall be at least equal to the average of the opening prices of the Company's stock quoted on the Euronext Paris market on 10 consecutive trading days selected from among the 20 trading days immediately preceding the issue date of the shares or share equivalents, as adjusted for any difference in cum dividend dates.

               7. That the Board of Directors shall be fully empowered to act on this authorization subject to compliance with the law and to delegate such powers to the Chairman pursuant to the law. In particular, the Board of Directors shall be empowered to:

               - Determine the terms and conditions of issue of common shares or share equivalents, with the agreement of the Boards of the companies concerned, where applicable.

               - Determine the dates and methods of issue and the nature and form of the securities, including, at the Board's discretion, subordinated and unsubordinated fixed term and perpetual bonds or notes.

               - Authorize the Company to suspend the exercise of the rights attached to the share equivalents, if necessary, for a period not to exceed three months.

               - In the case of issuance of shares or share equivalents in payment for securities acquired in connection with a public tender offer:

                    - Draw up the list of securities tendered for exchange.

                    - Fix the terms of issue, the exchange parity and the amount of any cash payment to be made.

                    - Determine the method of issue in connection with a paper bid, a cash or paper bid or a paper bid with a cash alternative.

               - Charge the share issuance costs against the related paid-in surplus, together with any amounts required to raise the legal reserve to an amount corresponding to 10% of the new capital following each share issue, without seeking the prior authorization of the shareholders.

               - Enter into any and all agreements, take any and all measures and carry out any and all formalities in connection with the issue and servicing of the shares and share equivalents issued pursuant to this authorization and the exercise of the rights attached thereto.

          8. By virtue of this authorization, shares and share equivalents without pre-emptive subscription rights, are to be paid in cash or by capitalizing premiums, retained earnings or otherwise, without effecting the validity of any issues carried out pursuant to said previous authorizations prior to the date of the Meeting.

     - Fifteenth Resolution

          (Stock options)

          The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Articles L.225-177 to L.225-185 of the Commercial Code and the other relevant provisions of the Code:

               1. To authorize the Board of Directors to grant stock options, on one or several occasions, to the following categories of persons, said options being exercisable either for new shares issued for this purpose or for shares purchased by the Company on the market in accordance with the law.

               2. That this authorization shall be valid for a period of thirty-eight months from the date of this Meeting.

               3. That the options may be granted to:

                    - employees, or selected employees or certain categories of employees,

                    - "mandataires sociaux" (executive directors), as defined by law, or selected mandataires sociaux of the Company or the French or foreign companies or "groupements d'interet economique" (intercompany partnerships) that are directly or indirectly related to the Company, within the meaning of Article L 225-180 of the Commercial Code.

               4. That the total number of exercisable options granted for subscription or purchase may not exceed 3% of the share capital.

               5. That the exercise price of options to subscribe new shares will be set on the date of grant of the options by the Board of Directors, and may not represent less than 80% of the average of the opening prices quoted for the Company's shares on the Euronext Paris market over the 20 trading days preceding the date of grant.

               6. That the exercise price of options to purchase existing shares will be set on the date of grant of the options by the Board of Directors, and may not represent less than 80% of the average of the opening prices quoted for the Company's shares on the Euronext Paris market over the 20 trading days preceding the date of grant or 80% of the average price paid for the shares held by the Company pursuant to Article L.225-208 and/or Article L.225-209 of the Commercial Code. No options to subscribe new shares or purchase existing shares may be granted (i) within the period of 20 trading days following the date on which the shares go ex-dividend, or ex-rights in the case of a rights issue, (ii) during the 10 trading days before and after the date of publication of the financial statements of the Group or, failing that, of the Company, (iii) between the date on which the Board of Directors becomes aware of information which, if it were publicly disclosed, could have a material impact on the Company's share price, and the end of a period of 10 trading days after the day on which this information is made public.

               7. That, in accordance with Article L.225-178 of the Commercial Code, shareholders shall automatically waive their pre-emptive right to subscribe any shares issued on exercise of the options granted under this authorization.

               8. That the Board of Directors shall have full powers to implement this authorization, in accordance with the law, and:

                    - To set the terms and conditions of grant of the options, to draw up the list of grantees or categories of grantees, as provided for above, and to determine the circumstances in which the option exercise price and the number of shares acquired may be adjusted, in particular in the cases dealt with in Articles 174-8 to 174-16 of Decree no. 67-236 of March 23, 1967.

                    - To fix the option exercise period or periods, provided that the life of the options does not exceed a period of eight years from the date of grant.

                    - To provide for the temporary suspension of the right to exercise the options, for a maximum period of three months, in the case of any financial transactions involving the exercise of any rights attached to the Company's shares.

                    - To carry out, directly or through a representative, all actions and formalities required to implement any capital increase or increases carried out pursuant to this authorization, amend the bylaws to reflect the new capital and generally do whatever is necessary.

                    - At the Board's sole discretion and if appropriate, to charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

               9. The Shareholders' Meeting notes that this authorization supersedes all earlier authorizations to grant stock options given to the Board of Directors, to the extent that these authorizations have been used.

     - Sixteenth Resolution

       (Authorization to carry out employee share issues governed by article L.225-138 of the Commercial Code and article L.443-5 of the Labor Code)

       The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-138 and L.225-129-VII of the Commercial Code, to authorize the Board of Directors and any duly authorized representative of the Board to carry out employee share issues governed by article L.225-138 of the Commercial Code and article L.443-5 of the Labor Code. The shares may be offered to employees of the Company and those of related companies, within the meaning of the law, who are members of an Employee Stock Ownership Plan or a voluntary share-save scheme. The number of shares offered may not exceed 1% of the capital increase carried out pursuant to the authorizations given in the thirteenth, fourteenth and fifteenth resolutions of this Meeting.

     - Seventeenth Resolution

       (Employee share issues)

       The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Article L 225-180 of the Commercial Code and the other relevant provisions of the Code, and Articles L.443-1 et seq. of the Labor Code:

          - To cancel the authorization given to the Board of Directors by the Extraordinary Shareholders' Meeting of February 4, 2003 to increase the capital, on one or several occasions over a five-year period from the date of the Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares.

          - To authorize the Board of Directors to increase the capital, on one or several occasions over a five-year period from the date of this Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares.

          - That the aggregate number of shares held, directly or indirectly, by employees at any time under the Group's employee stock ownership plan(s) may not exceed 5% of the Company's capital stock.

          - That shareholders shall automatically waive their pre-emptive right to subscribe the shares to be issued to employees by virtue of this authorization.

          - To give full powers to the Board of Directors to:

               a) Decide, at the time of each share issue, whether the shares are to be subscribed directly by employees who are members of the Group employee stock ownership plan or indirectly, through a corporate mutual fund or otherwise.

               b) Set the date and the terms and conditions of the share issues carried out under this authorization, including the period-of-service requirement to be met by eligible employees; the period allowed for employees to exercise their rights; the issue price of the new shares, which may not be less than 20% of the opening price average quoted for Sodexho Alliance shares over the 20 trading days preceding the date of the Board of Directors' decision to carry out the employee share issue; the opening and closing dates of the subscription period; the date from which the new shares will carry dividend rights, which may be set retroactively; the period allowed for paying up the new shares, not to exceed three years; and, if appropriate, the maximum number of shares that may be subscribed per employee and per issue.

               c) Place on record the capital increases corresponding to the number of shares actually subscribed.

               d) Carry out any and all necessary formalities, directly or through a representative.

               e) Amend the bylaws to reflect the new capital, after each capital increase.

               f) Charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

               g) Generally do whatever is necessary.

     - Eighteenth Resolution

       (Powers to carry out formalities)

       The Shareholders' Meeting grants full powers to the bearer of a copy or extract of the minutes of this Meeting to carry out all necessary formalities.

--------------------------------------------------------------------------------
                            Auditors' Special report
--------------------------------------------------------------------------------

On the issuance of shares and share equivalents


Ladies and  Gentlemen,

We present our report on the transactions submitted to shareholders for approval.

1. Blanket authorization to issue shares and share equivalents with pre-emptive subscription rights, to be paid up in cash or by capitalizing premiums, retained earnings or otherwise (thirteenth resolution)

     As the company's Statutory Auditors and in accordance with our duties as defined by Articles L. 225-135 and L. 228-92 of the French Commercial Code, we present our report on the planned capital increase on one or several occasions, in amounts and on dates to be determined at the Board's discretion by issuing common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euro or foreign currencies and/or by issuing bonus shares or raising the par value of existing shares, to be paid up by capitalizing the paid-in surplus or retained earnings or otherwise, pursuant to the provisions of the law and the Company's bylaws. The aggregate par value of the common shares that may be issued either directly or indirectly through debt securities or other share equivalents may not exceed EUR 63 million or the foreign currency equivalent. It should also be noted that the aggregate par value of any common shares issued pursuant to the fourteenth resolution of this Meeting shall be taken into account for the calculation of the aggregate par value of the common shares that may be issued.

     The aggregate face value of debt securities representing share equivalents that may be issued may not exceed EUR 570 million or the foreign currency equivalent. It should also be noted that the aggregate face value of any debt securities issued pursuant to the fourteenth resolution of this Meeting shall be taken into account for the calculation of the aggregate face value of debt securities that may be issued. The Board of Directors, following the issuance of its report, requests the authorization to approve the terms and conditions of this transaction for a period of 26 months from the date of this Meeting, with a right to sub-delegate to the President.

     We performed our procedures in accordance with the professional standards applicable in France. Those standards require us to perform procedures on the basis of calculation of the issue price. Since the issue price of capital stock has not yet been set, we are not in a position to comment on the final terms under which the issue will take place, nor , consequently on the proposal that you relinquish your preferential subscription rights, the principle of which is, however, in line with the objectives of the transaction that is subject to your approval.

     In accordance with Article 155-2 of the decree of March 23, 1967, we will issue an additional report once the capital increase is carried out by the Board of Directors.

2. Blanket authorization to issue shares and share equivalents without pre-emptive subscription rights (fourteenth resolution)

     As the company's Statutory Auditors and in accordance with our duties as defined by Articles L. 225-135 and L. 228-92 of the French Commercial Code, we present our report on the planned capital increase on one or several occasions, in amounts and on dates to be determined at the Board's discretion, by issuing, on the French or international stock market, common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euro or foreign currencies.
     The aggregate par value of the common shares that may be issued either directly or though debt securities or other share equivalents may not exceed EUR 63 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities, which includes the aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law.

     It should also be noted that the aggregate par value of any common shares issued pursuant to the thirteenth resolution of this Meeting shall be taken into account for the calculation of the aggregate par value of the common shares that may be issued.

     The aggregate face value of debt securities representing share equivalents that may be issued may not exceed EUR 570 million or the equivalent in foreign currency. It should also be noted that the aggregate face value of any debt securities issued pursuant to the thirteenth resolution of this Meeting shall be taken into account for the calculation of the aggregate face value of debt securities that may be issued. The Board of Directors, following the issuance of its report, requests the authorization to approve the terms and conditions of this transaction for a period of 26 months from the date of this Meeting, and the cancellation of your preferential subscription right.

     We performed our procedures in accordance with the professional standards applicable in France. Those standards require us to perform procedures in order to verify the basis of calculation of the issue price. Since the issue price of capital stock has not yet been set, we are not in a position to comment on the final terms under which the issue will take place, nor, consequently on the proposal that you relinquish your preferential subscription rights, the principle of which is, however, in line with the objectives of the transaction that is subject to your approval.

     In accordance with Article 155-2 of the decree of March 23, 1967, we will issue an additional report once the capital increase is carried out by the Board of Directors.

3.   Stock options grant (fifteenth resolution)

     As the company's Statutory Auditors and in accordance with our duties as defined by Article L. 225-177 of the French Commercial Code and Article 174-19 of the decree of March 23, 1967, we present our report on stock options that may be granted to employees or executive directors.
     It is the duty of the Board of Directors to prepare a report on the background to the stock option grant and the proposed terms and conditions for the determination of the exercise or purchase price. It is our duty to report on the proposed basis for calculation of the exercise or purchase price.

     We performed our procedures in accordance with the professional standards applicable in France. These standards require us to verify that the terms and conditions for the determination of the exercise or purchase price are documented in the report prepared by the Board of Directors, are in accordance with the current regulation, provide meaningful information to shareholders and ensured that there was no materially inappropriate disclosure. We have nothing to report regarding the proposed terms.

4.   Authorization to issue employee shares (sixteenth resolution)

     As the company's Statutory Auditors and in accordance with our duties as defined by Article L. 225-135 of the French Commercial Code, we present our report on the planned capital increase reserved for employees who are members of an Employee Stock Option Plan or a voluntary share-save scheme within the limit of 1% of the capital increase carried out pursuant to the authorizations given in the thirteenth, fourteenth and fifteenth resolutions of this Meeting. This project is submitted to you for approval pursuant to the provisions of Article L. 225-129 of the French Commercial Code and Article L. 443-5 of the French Labor Code.

     The Board of Directors, following the issuance of its report, requests the authorization to approve the terms and conditions of this transaction, with a right to sub-delegate to the President.

     We performed our procedures in accordance with the professional standards applicable in France. Those standards require us to perform procedures in order to verify the basis of calculation of the issue price detailed in the Board of Directors' report.

     Subject to further examination of the final conditions of this issue, we have no comment to make with respect to the terms and conditions of the issue price of capital stock as disclosed in the Board of Directors report.

     Since the issue price of capital stock has not yet been set, we are not in a position to comment on the final terms under which the issue will take place, nor, consequently on the proposal that you relinquish your preferential subscription rights, the principle of which is, however, in line with the objectives of the transaction that is subject to your approval.

     In accordance with Article 155-2 of the decree of March 23, 1967, we will issue an additional report once the capital increase is carried out by the Board of Directors.

5.   Authorization to issue employee shares (seventeenth resolution)

     As the company's Statutory Auditors and in accordance with our duties as defined by Article L225-135 of the French Commercial Code, we present our report on the planned capital increase reserved for employees, on one or several occasions over a five-year period from the date of the Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares. The proposed capital increase is submitted to you for approval pursuant to the provisions of Article L. 225-129 of the French Commercial Code and Article L. 443-5 of the French Labor Code.

     The Board of Directors, following the issuance of its report, requests the authorization to approve the terms and conditions of this transaction and proposes the cancellation of your preferential subscription right. We performed our procedures in accordance with the professional standards applicable in France. These standards require us to perform procedures in order to verify the basis of calculation of the issue price detailed in the Board of Directors' report.

     Subject to further examination of the final conditions of this issue, we have no comment to make with respect to the terms and conditions of the issue price of capital stock as disclosed in the Board of Directors report. Since the issue price of capital stock has not yet been set, are not in a position to comment on the final terms under which the issue will take place, nor, consequently on the proposal that you relinquish your preferential subscription rights, the principle of which is, however, in line with the objectives of the transaction that is subject to your approval.

     In accordance with Article 155-2 of the decree of March 23, 1967, we will issue an additional report once the capital increase is carried out by the Board of Directors.


Paris 13 November 2003
PricewaterhouseCoopers Audit                           KPMG Audit
                                                       Department of KPMG S.A.



Gerard Dantheny    Hubert Toth                         Patrick-Hubert Petit



This is a free translation of the original French text for information purposes only.

--------------------------------------------------------------------------------
2 - Responsibility for the Annual Report and the Audit
--------------------------------------------------------------------------------

Supervisor of the annual report registered as "Document de Reference" under French law

The Chairman and Chief Executive Officer of Sodexho Alliance, Mr Pierre Bellon.

"To our knowledge, the information provided in this "Document de Reference" is in accordance with the reality ; it includes all necessary information to allow investors to make their own assessment about the patrimony, the activity, the financial situation, the profits and the outlook of the Company ; there is no omission that would impact this information."

                                        The Chairman of the Board of Directors
                                        [OBJECT OMITTED]
                                        Pierre Bellon



Supervisors of the audit of the accounts

Auditors                                     First appointed      Term     Appointment
                                                                           expires

Staturory auditors

o  PricewaterhouseCoopers Audit              February 22, 1994   6 years   At the General Meeting in
   32, rue Guersant                                                        2005 to approve the fiscal
   75017 Paris                                                             2004 accounts
   R.C.S. Paris B 622 014 454

o  KPMG Audit                                February 4, 2003    6 years   At the General Meeting in
   2 bis, rue de Villiers                                                  2009 to approve the fiscal
   F-92309  Levallois-Perret Cedex                                         2008 accounts
   R.C.S. Nanterre 775 726 417

                                             First appointed       Term    Appointment
                                                                           expires

Alternate auditors

o  Patrick Frotiee                           February 25, 1997    6 years   At the General Meeting in
   32, rue Guersant                                                        2005 to approve the fiscal
   75017 Paris                                                             2004 accounts

o  Didier Thibaut De Menonville              February 4, 2003     6 years   At the General Meeting in
   2 bis, rue de Villiers                                                  2009 to approve the fiscal
   F-92309  Levallois-Perret Cedex                                         2008 accounts


3 - Statutory Auditors' report on the "Document de Reference"

Ladies and Gentlemen,

In our capacity as auditors of SODEXHO ALLIANCE and in application of COB regulation 98-01, we have verified, in accordance with the professional standards applied in France, the financial information relating to the statutory financial statements of SODEXHO ALLIANCE contained in this "Document de Reference."

Mr. Pierre Bellon is responsible for the preparation of this document. Our responsibility is to report on the fairness of the financial information included in this document with respect to the financial position and the financial statements of SODEXHO ALLIANCE.

Our procedures were conducted in accordance with professional standards applied in France, and included an assessment of the fairness of the information presented relating to the financial position and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also included reading the other information appearing in this document, in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have detected in reading the other information based on our general knowledge of the company obtained during the course of our engagement. In reading the forward looking information, which was determined through a structured process, we considered the assumptions used by management and the amounts obtained by applying these assumptions.

The financial statements and the consolidated financial statements as of August 31, 2001 and 2002 that have been approved by the Board of Directors, were audited by PricewaterhouseCoopers Audit, in accordance with professional standards applied in France. Unqualified audit opinions were issued.

The financial statements and the consolidated financial statements as of August 31, 2003 that have been approved by the Board of Directors, were audited by PricewaterhouseCoopers Audit and KPMG Audit, in accordance with professional standards applied in France. We issued an unqualified audit opinion.

We have no observations to make regarding the fairness of this information or its consistency with the consolidated financial statements.



                            Paris, November 27, 2003.

                               Statutory auditors


PricewaterhouseCoopers Audit                            KPMG Audit



Gerard Dantheny   Hubert Toth                           Patrick-Hubert Petit

This is a free translation of the original French text for information purposes only.









--------------------------------------------------------------------------------
4 - Cross-reference table
--------------------------------------------------------------------------------


In order to make it easier to read the Annual Report, which serves as the Reference Document, the table below provides cross references to the main sections of the instructions for the application of Regulation 98-01 of the French Commission des Operations de Bourse.


REFERENCE                                                             PAGES

    RESPONSIBILITY FOR THE ANNUAL REPORT                                263

    - Opinion of persons responsible for the Document de Reference      263
    - Opinion of the Auditors                                           264
    - Investor information                                              104


    GENERAL INFORMATION                                                 240

    ISSUED CAPITAL                                                      244
    - Special clauses                                                   244
    - Un-issued authorized capital                                      247
    - Share equivalents                                                 246
    - Five-year summary of changes in issued capital                    244

    STOCK MARKET                                                        250
    - 18-month trading data                                             250
    - Dividends                                                         141


    ISSUED CAPITAL AND VOTING RIGHTS                                    248

    - Shareholder structure and voting rights                           248
    - Summary of changes in shareholder structure                       248
    - Shareholder agreement                                             248


    PRESENTATION OF THE ACTIVITIES                                      147

    - Corporate organization                                            234
    - Key figures                                                         4
    - Information on operating activities and geographic information    159
    - Market and competitive positioning                                 31
    - Capital spending strategy                                         203
    - Performance indicators                                              7






    RISK MANAGEMENT                                                     204

    Risk factors                                                        205
    - Exchange and interest rate risk                                   207
    - Activity risks                                                    206
    - Legal risks                                                       206
    - Environmental risks                                               205
    Insurance and risk coverage                                         208


    ASSETS, FINANCIAL STATEMENTS AND INCOME                             151

    - Consolidated Financial Statements and notes                       151
    - Commitments                                                       178
    - Auditors' fees                                                    195
    - Statutory Financial Statements and notes                          214



    CORPORATE GOVERNANCE                                                 90

    - Operating procedures of the Board of Directors                     92
    - Operating procedures of the committees                             90
    - Board members and corporate officers                               92
    - Attributed and exercised options for the
      10 employees who hold the largest number of options               103
    - Related party transactions
                                                                        239


    RECENT CHANGES AND OUTLOOK

    - Recent changes                                                    183
    - Outlook                                                           143